As filed with the Securities and Exchange Commission on June __, 1997
                                                      Registration No. 333-23199



================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE


                                    FORM S-1


                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            BAYONNE BANCSHARES, INC.

   (exact name of registrant as specified in its certificate of incorporation)

          DELAWARE                         6035                Being applied for
(state or other jurisdiction of     (Primary Standard            (IRS Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                                  568 Broadway
                            Bayonne, New Jersey 07002
                                 (201) 437-1000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                               Patrick F.X. Nilan
                      President and Chief Executive Officer
                      First Savings Bank of New Jersey, SLA
                                  568 Broadway
                            Bayonne, New Jersey 07002
                                 (201) 437-1000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                         Joseph G. Passaic, Jr., Esquire
                          Christina M. Gattuso, Esquire
                               Ann E. Cox, Esquire
                            Thomas W. France, Esquire
                           Muldoon, Murphy & Faucette
                           5101 Wisconsin Avenue, N.W.
                             Washington, D.C. 20016
                                 (202) 362-0840

     Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

====================================================================================================================================
   Title of each Class of               Amount to              Purchase Price             Aggregate Offering            Registration
Securities to be Registered           be Registered              Per Share                     Price(1)                     Fee
------------------------------------------------------------------------------------------------------------------------------------


        Common Stock                    8,993,000
       $.01 par Value                     Shares                   $10.00                    $89,930,000                   $ --(a)


====================================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee.


(2) A registration fee of $30,530 was previously paid with Form S-1 filed on March 13, 1997. An additional registration fee of $481 was paid upon the filing of Pre-Effective Amendment No. 1 to the Form S-1 filed on May 30, 1997.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            BAYONNE BANCSHARES, INC.

     Cross Reference Sheet Showing Location in the Subscription and Community Offering Prospectus ("Prospectus") of Information Required by Items of Form S-l:


     Registration Statement Item and Caption             Prospectus Headings
     ---------------------------------------             -------------------


l.   Forepart of the Registration Statement and          Front Cover Page
     Outside Front Cover Page of Prospectus

2.   Inside Front and Outside Back Cover Page            Inside Front and Outside Back Cover Pages
     of Prospectus

3.   Summary Information, Risk Factors and               Summary; Risk Factors
     Ratio of Earnings to Fixed Charges

4.   Use of Proceeds                                     Use of Proceeds

5.   Determination of Offering Price                     The Conversion and Reorganization-- Stock Pricing
                                                         and Exchange Ratio

6.   Dilution                                            Not Applicable

7.   Selling Security Holders                            Not Applicable

8.   Plan of Distribution                                Front Cover Page; The Conversion and
                                                         Reorganization -- Subscription Offering and
                                                         Subscription Rights; --Community Offering; --
                                                         Syndicated Community Offering

9.   Description of Securities to be Registered          The Conversion and Reorganization -- Certain
                                                         Restrictions on Purchase or Transfer of Shares After
                                                         Conversion; Restrictions on Acquisition of the
                                                         Company and the Bank; Description of Capital Stock
                                                         of the Company; Description of Capital Stock of the
                                                         Bank

10.  Interests of Named Experts and Counsel              Not Applicable

11.  Information with Respect to the Registrant          Front Cover Page; Bayonne Bancshares, Inc.; First
                                                         Savings Bank of New Jersey, SLA; Bayonne
                                                         Bankshares, M.H.C.; Dividend Policy; Consolidated
                                                         Statements of Income; Management's Discussion and
                                                         Analysis of Financial Condition and Results of
                                                         Operations of the Bank; Business of the Bank;
                                                         Regulation; Management of the Company;
                                                         Management of the Bank; The Conversion and
                                                         Reorganization; Description of Capital Stock of the
                                                         Company; Description of Capital Stock of Bank;
                                                         Financial Statements

12.  Disclosure of Commission Position on                Not Applicable
     Indemnification for Securities Act Liabilities

PROSPECTUS


                            BAYONNE BANCSHARES, INC.
      (Proposed Holding Company for First Savings Bank of New Jersey, SLA)
                        7,820,000 Shares of Common Stock

         Bayonne Bancshares, Inc. (the "Company" or "Bayonne Bancshares"), a Delaware corporation, is offering up to 7,820,000 shares of its common stock, par value $.01 per share (the "Common Stock"), in connection with the reorganization of First Savings Bank of New Jersey, SLA ("First Savings" or the "Bank") and Bayonne Bankshares, M.H.C., the mutual holding company of the Bank (the "Mutual Holding Company" or "MHC") into the stock holding company structure pursuant to the Mutual Holding Company's Plan of Conversion and Agreement and Plan of Reorganization (the "Plan" or "Plan of Conversion"). In certain circumstances, the Company may increase the amount of Common Stock offered hereby to 8,993,000 shares. See Footnote 4 to the table below.
                                                   (continued on following page)


         FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY EACH PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING ON PAGE __.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY
        OTHER FEDERAL AGENCY OR ANY STATE SECURITIES COMMISSION, NOR HAS
                   SUCH COMMISSION, OFFICE OR OTHER AGENCY OR
                 ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY, NOR ARE THEY INSURED OR GUARANTEED BY THE BANK OR THE COMPANY.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                       ESTIMATED UNDERWRITING
                                      SUBSCRIPTION PRICE(1)                 COMMISSIONS               ESTIMATED NET PROCEEDS(3)
                                                                   AND OTHER FEES AND EXPENSES(2)
-----------------------------------------------------------------------------------------------------------------------------------

Minimum Per Share...............              $10.00                           $0.48                            $9.52
-----------------------------------------------------------------------------------------------------------------------------------
Midpoint Per Share..............              $10.00                           $0.44                            $9.56
-----------------------------------------------------------------------------------------------------------------------------------
Maximum Per Share...............              $10.00                           $0.40                            $9.60
-----------------------------------------------------------------------------------------------------------------------------------
Total Minimum(1)................           $31,300,000                       $1,511,000                      $29,789,000
-----------------------------------------------------------------------------------------------------------------------------------
Total Midpoint(1)...............           $36,820,000                       $1,612,000                      $35,208,000
-----------------------------------------------------------------------------------------------------------------------------------
Total Maximum(1)................           $42,340,000                       $1,714,000                      $40,626,000
-----------------------------------------------------------------------------------------------------------------------------------
Total Maximum, as adjusted(4)...           $48,700,000                       $1,831,000                      $46,869,000
-----------------------------------------------------------------------------------------------------------------------------------


(1) Based upon the minimum, midpoint and maximum of the valuation price range, which was determined in accordance with an independent appraisal prepared by FinPro, Inc. ("FinPro") dated May 19, 1997. Does not include shares of Common Stock issued to Public Stockholders in the Exchange (as both are hereinafter defined). See "The Conversion and Reorganization - Stock Pricing and Exchange Ratio" and "- Number of Shares to be Issued."


(2) Consists of the estimated costs to the Bank and the Company arising from the Conversion and Reorganization, including estimated fixed expenses of $945,000 and marketing fees to be paid to Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") estimated to be $566,000 and $769,000 at the minimum and the maximum of the Estimated Price Range, respectively. See "The Conversion and Reorganization - Marketing and Underwriting Arrangements." See "Pro Forma Data" for the assumptions used to arrive at these estimates. The actual fees and expenses may vary from the estimates.



(3) Actual net proceeds may vary substantially from estimated amounts depending on the number of shares sold in each of the offerings and other factors. Includes the purchase of shares of Common Stock by the First Savings Bank of New Jersey, SLA Employee Stock Ownership Plan and related trust (the "ESOP") which will be funded by a loan to the ESOP from the Company or a third party and which will be deducted from the Company's stockholders' equity. See "Use of Proceeds" and "Pro Forma Data."

(4) As adjusted to reflect the sale of up to an additional 15% of the Common Stock which may be offered at the Purchase Price, without resolicitation of subscribers or any right of cancellation, due to regulatory considerations, changes in the market and general financial and economic conditions. See "Pro Forma Data" and "The Conversion and Reorganization - Stock Pricing and Exchange Ratio." For a discussion of the distribution and allocation of the additional shares, if any, see "The Conversion and Reorganization - Subscription Offering and Subscription Rights," "- Community Offering" and "- Limitations on Conversion Stock Purchases."

                         ------------------------------

                        SANDLER O'NEILL & PARTNERS, L.P.
              THE DATE OF THIS PROSPECTUS IS _______________, 1997.

         Pursuant to the Plan adopted by the Bank and the Mutual Holding Company, the Bank will become a subsidiary of the Company upon consummation of the transactions described herein (collectively, with the Offerings, the "Conversion and Reorganization"). As a result of the Conversion and Reorganization, each share of common stock, par value $.10 per share, of the Bank ("Bank Common Stock") held by the Mutual Holding Company, which currently holds 1,659,485 shares, or 54.1% of the outstanding Bank Common Stock, will be cancelled and each share of Bank Common Stock held by the Bank's public stockholders (the "Public Bank Shares"), which amounted to 1,406,004 shares, or 45.9% of the outstanding Bank Common Stock at March 31, 1997 (excluding shares underlying options pursuant to the Bank's 1995 Stock Option Plan), will be converted into shares of the Company's Common Stock ("Exchange Shares") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares (the "Public Stockholders") owning in the aggregate the same percentage of the Company as they owned of the Bank, before giving effect to (a) the payment of cash in lieu of fractional Exchange Shares, or (b) any shares of Common Stock purchased by such stockholders in the Offerings described herein or the Bank's ESOP thereafter (the "Exchange").

         IN ADDITION TO THE EXCHANGE, NON-TRANSFERABLE SUBSCRIPTION RIGHTS TO SUBSCRIBE FOR UP TO 4,234,000 SHARES (WHICH MAY BE INCREASED TO 4,870,000 SHARES UNDER CERTAIN CIRCUMSTANCES DESCRIBED BELOW) OF COMMON STOCK (THE "CONVERSION STOCK") HAVE BEEN GRANTED, IN ORDER OF PRIORITY, TO EACH OF THE BANK'S ELIGIBLE ACCOUNT HOLDERS, TO THE ESOP, TO THE BANK'S SUPPLEMENTAL ELIGIBLE ACCOUNT HOLDERS, AND TO CERTAIN OTHER MEMBERS (EACH AS DEFINED HEREIN) IN A SUBSCRIPTION OFFERING (THE "SUBSCRIPTION OFFERING"). SUBSCRIPTION RIGHTS ARE NONTRANSFERABLE. PERSONS FOUND TO BE TRANSFERRING SUBSCRIPTION RIGHTS WILL BE SUBJECT TO THE FORFEITURE OF SUCH RIGHTS AND POSSIBLE FURTHER SANCTIONS AND PENALTIES IMPOSED BY THE OFFICE OF THRIFT SUPERVISION ("OTS"). Concurrently, and subject to the prior rights of holders of subscription rights, the Company is offering the shares of Conversion Stock not subscribed for in the Subscription Offering for sale in a community offering to certain members of the general public, with a first preference given to holders of the Public Bank Shares and a second preference to natural persons residing in the City of Bayonne in the State of New Jersey (the "Community Offering") (the Subscription Offering and Community Offering are referred to collectively as the "Subscription and Community Offerings"). Shares not subscribed for in the Subscription and Community Offerings will be offered to members of the general public in a syndicated community offering (the "Syndicated Community Offering") (the Subscription and Community Offerings and the Syndicated Community Offering are referred to collectively as the "Offerings").


         Except for the ESOP, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may, in their respective capacities as such, purchase in the Subscription Offering more than $200,000 of the total number of shares of Conversion Stock offered for sale in the Conversion; no person, together with associates of and persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering more than $200,000 of the total number of shares offered for sale in the Conversion; and no person, together with associates of and persons acting in concert with such person, may purchase in the aggregate more than the number of shares of Conversion Stock that when combined with Exchange Shares received by such person would exceed the overall maximum purchase limitation of 3.0% of the total number of shares of Conversion Stock offered for sale in the Conversion; provided, however, that such purchase limitations and the amount that may be subscribed for may be increased or decreased in the sole discretion of the Company, the Mutual Holding Company and the Bank (the "Primary Parties") without further approval of the Mutual Holding Company's members or the Public Stockholders. See "The Conversion and Reorganization-Subscription Offering and Subscription Rights," "- Community Offering" and "- Limitations on Conversion Stock Purchases." The minimum purchase is 25 shares.


         THE SUBSCRIPTION AND COMMUNITY OFFERINGS WILL TERMINATE AT _____ _.M., NEW JERSEY TIME, ON _________, 1997 (THE "EXPIRATION DATE"), UNLESS EXTENDED BY THE PRIMARY PARTIES, WITH APPROVAL OF THE OTS, IF NECESSARY. Orders submitted are irrevocable until the completion of the Conversion; provided that, if the Conversion is not completed within 45 days after the close of the Subscription and Community Offerings, unless such period has been extended with the consent of the OTS, if necessary, all subscribers will have their funds returned promptly with interest, and all withdrawal authorizations will be cancelled. Such extensions may not go beyond ____________, 1999. See "The Conversion and Reorganization -- Subscription Offering and Subscription Rights" and
"-- Procedure for Purchasing Shares in Subscription and Community Offerings."

         The Company has received conditional approval to have its Common Stock traded on the Nasdaq National Market under the symbol "FSNJ" upon completion of the Conversion. The Bank's Common Stock currently trades on the Nasdaq National Market under the symbol "FSNJ." See "Market for the Common Stock."

                                 [MAP GOES HERE]





























     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT ACCOUNTS OR DEPOSITS
                  AND ARE NOT FEDERALLY INSURED OR GUARANTEED.

                                     SUMMARY

         This summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements of the Bank and Notes thereto appearing elsewhere in this Prospectus.

BAYONNE BANCSHARES, INC.


         Bayonne Bancshares, Inc. is a Delaware corporation recently organized by the Bank for the purpose of holding all of the capital stock of the Bank and facilitating the Conversion and Reorganization. Immediately following the Conversion and Reorganization, the only significant assets of the Company will be the capital stock of the Bank, a loan to the ESOP and the net proceeds of the Offerings retained by the Company. The Company will transfer to the Bank 50% of the net proceeds from the Offerings with the remaining net proceeds to be retained by the Company. Funds retained by the Company will be used for general business activities, including the loan to the ESOP to enable the ESOP to purchase up to 8% of the aggregate of the Conversion Stock issued. On an interim basis, the net proceeds are expected to be deposited by the Company into a deposit account at the Bank. See "Use of Proceeds." The business of the Company will initially consist of the business of the Bank. See "Business of the Bank" and "Regulation - Holding Company Regulation."


         The Company's executive offices are located at the administrative office of the Bank at 568 Broadway, Bayonne, New Jersey 07002. The Company's telephone number is (201) 437-1000.

FIRST SAVINGS BANK OF NEW JERSEY, SLA


         First Savings is a New Jersey chartered stock savings association that conducts its operations from its main office and three branch offices located in Bayonne, New Jersey. The Bank was originally chartered in 1889, and has been a member of the Federal Home Loan Bank ("FHLB") System since 1945. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") under the Savings Association Insurance Fund ("SAIF"). As a SAIF-insured, state-chartered savings association, the Bank is also regulated by the New Jersey Department of Banking ("Department") and the OTS. At March 31, 1997, the Bank had total assets of $577.0 million, total deposits of $444.1 million, and stockholders' equity of $48.1 million. On January 6, 1995, the Bank, in the mutual form of organization, reorganized from a New Jersey-chartered savings association into Bayonne Bankshares, M.H.C., a federal mutual holding company, and concurrently formed the Bank, which succeeded to the name and operations of the Bank's mutual savings association predecessor. In connection with the organization of the Mutual Holding Company in 1995 (the "1995 MHC Reorganization"), First Savings transferred substantially all of its assets and liabilities to the Bank in exchange for 1,659,485 shares of Bank Common Stock and converted its charter to that of a federal mutual holding company known as Bayonne Bankshares, M.H.C. As part of the 1995 MHC Reorganization, the Bank also sold an additional 1,402,836 shares of Bank Common Stock to certain members of the general public. As of March 31, 1997, there were 3,065,489 shares of Bank Common Stock issued and outstanding, of which 1,406,004 shares, or 45.9%, consisted of Public Bank Shares.


         The Bank is a community oriented savings institution that is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits in one-to four-family residential real estate mortgage loans, mortgage-backed securities and United States Government and agency obligations. In more recent periods, the Bank's investment in mortgage-backed securities has exceeded its investment in mortgage loans due to a reduced demand for such loans. At March 31, 1997, mortgage-backed securities totalled $223.0 million, or 38.6% of the Bank's total assets, while one- to four-family residential mortgage loans totalled $197.8 million, or 34.3% of the Bank's total assets, and U.S. Government and agency obligations totalled $69.9 million, or 12.1% of total assets. To a lesser extent, the Bank also invests in multifamily and commercial real estate loans, home equity loans, and passbook and other consumer loans. The Bank's principal sources of funds have been deposits, principal and interest payments on loans and mortgage-backed securities, funds from sales of investments and borrowings and reverse repurchase agreements. Principal sources of income have been interest received from loans, mortgage-backed securities and other investments. The Bank's principal expenses have been interest paid on deposits and borrowings, compensation and employee benefits, and SAIF deposit insurance premiums.


         The Bank significantly increased its portfolio of mortgage-backed securities in fiscal 1996, in response to its declining loan demand. Mortgage-backed securities increased 3.20x between March 31, 1995 and March 31, 1996, from $53.1 million to $220.7 million, as a result of the Bank's purchase of $174.8 million of mortgage-backed securities in fiscal 1996. The Bank funded a large portion of these purchases with an $80 million repurchase agreement and a $70 million FHLB advance. Also during fiscal 1996, the Bank sold $25.0 million of FHLB structured dual index notes, which were paying below market interest rates. The sale resulted in a pre-tax loss of $2.5 million, or $1.6 million after taxes, but enabled the Bank to reinvest the proceeds in higher interest-earning assets.

         During fiscal 1997, the Bank experienced compression of its interest rate spread, which was reduced to 1.99% for the fiscal year ended March 31, 1997, from 2.16% for the fiscal year ended March 31, 1996. This compression was due to both the rising interest rate environment and the Bank's interest rate risk position as a result of its significant investment in fixed-rate assets. The Bank began repositioning its investment portfolio during fiscal 1997 to place greater emphasis on improving interest rate risk position. During the 1997 fiscal year, the Bank sold intermediate- and short-term mutual funds totalling $71.5 million and U.S. Treasury securities totalling $25.0 million, which were earning below market interest rates, at a pre-tax loss of $2.8 million. The Bank used the proceeds from these sales to purchase $60.5 million of higher-yielding mortgage-backed securities and to repay $50.0 million of FHLB advances that were outstanding as of March 31, 1996.

         The Bank does not anticipate any further significant sales of investment securities since much of the remaining U.S. Treasury and Agency securities with unrealized losses are due to mature by 1999. Another $51.0 million of U.S. Treasury and Agency securities available for sale are due to mature by October 31, 1998, thereby affording the Bank the opportunity to reinvest those additional funds or further reduce borrowings. Although the Bank has incurred significant losses in recent periods on the sale of securities, such sales are consistent with the Bank's overall objective of reducing its interest rate risk exposure and improving earnings and stockholders' equity over the long term. Although still sensitive to interest rate changes, the Bank has improved its interest rate risk position as a result of its efforts to reposition the investment portfolio. As of March 31, 1997, the Bank's interest rate spread had increased to 2.43% from 1.89% at March 31, 1996. See "Risk Factors - Sensitivity to Increases in Interest Rates" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


         Highlights of the Bank include the following:



         o Capital Strength. At March 31, 1997, the Bank had stockholders' equity of $48.1 million, or 8.33% of total assets, and exceeded all of its regulatory capital requirements. The Bank's tangible capital, core capital and risk-based capital ratios were 8.99%, 8.99% and 25.31%, respectively, at that date. Assuming the Company retains 50% of the net Conversion proceeds at the maximum of the Estimated Price Range and utilizes the remaining net proceeds to purchase the Bank's capital stock, the Bank would have had pro forma tangible capital of $67.5 million, or 11.31% of assets, and the Company would have had pro forma stockholders' equity of $83.8 million, or 14.5% of assets as of March 31, 1997. See "Regulatory Capital Compliance."


         o Results of Operations. The Bank's net income has been adversely affected in recent years due to a number of factors. Net income (loss) for the years ended March 31, 1997 and 1996, the ten months ended March 31, 1995, and the years ended May 31, 1994 and 1993 was $(3.2 million), $615,000, $2.2 million, $4.0 million and $6.6 million, respectively. One reason for the decline in net income has been the compression of the Bank's interest rate spread and net interest margin, as discussed below. Another cause has been the losses incurred on the sales of investment securities. Finally, the Bank's results of operations for the most recent fiscal year were adversely affected by the one-time $2.9 million special assessment to recapitalize the SAIF insurance fund ("SAIF Special Assessment"), and by a $1.8 million provision in employee benefit expense to provide for one-time, lump-sum retirement benefit payments for two executive officers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Management of the Bank."

                  The Bank does not anticipate further significant sales of securities at a loss. Furthermore, the SAIF Special Assessment and the lump-sum retirement plan payments are considered non-recurring items. Operating expenses may increase in future periods, however, due to the implementation of additional stock benefit plans in connection with the Conversion and Reorganization and the possible expansion of the Bank's branch network. See "Risk Factors - Effects of Repositioning of Investment Portfolio," "- Sensitivity to Increases in Interest Rates," "- Recent Decline in Operating Results."

         o Interest Rate Risk Position. The Bank's profitability is largely dependent upon its net interest income, which, in turn, is greatly affected by market interest rates. Since 1995, the Bank's average cost of interest-bearing liabilities has risen 76 basis points, while the average yield on interest-earning assets has decreased by 17 basis points. This repricing has caused a compression in the Bank's average interest rate spread, which was reduced to 1.99% for the year ended March 31, 1997, from 2.92% for the ten months ended March 31, 1995, and in its net interest margin, which was reduced to 2.28% for the year ended March 31, 1997, from 3.12% for the ten months ended March 31, 1995. The Bank's interest rate spread had increased to 2.43%, however, as of March 31, 1997, due primarily to the Bank's repositioning of its investment portfolio throughout fiscal 1997. Despite the Bank's improvement, its interest rate spread may still decline in a rising interest rate environment as the Bank's liabilities will reprice more quickly than its interest-earning assets. See "Risk Factors
                  - Sensitivity to Increases in Interest Rates" and "- Restructuring of Investment Portfolio."

         o Traditional Community Lending Activities. The Bank's primary lending emphasis has been, and will continue to be, the origination of single-family, owner-occupied residential mortgage loans, secured primarily by properties located within the City of Bayonne and Hudson County. At March 31, 1997, one- to four-family residential mortgage loans comprised 82.2% of the Bank's total loans receivable. An additional 11.5% of the Bank's total loans receivable was comprised of home equity loans and lines of credit secured by one- to four-family residential properties within the Bank's market area. The Bank's total loan portfolio has declined in the 1990s, however, from a high of $286.5 million at May 31, 1990, representing 53.8% of total assets, to a low of $193.9 million at May 31, 1994, representing 35.4% of total assets. At March 31, 1997, total loans receivable had increased to $240.6 million, equalling 41.7% of total assets. This overall decline is primarily due to a declining population and diminished loan demand in the Bayonne market area.

                  Although the Bank intends to maintain its primary emphasis on traditional residential mortgage lending, the Bank is considering expanding its lending program in the future to include commercial business and real estate loans in an effort to satisfy a perceived need within its market area and increase its loan portfolio. In addition, the Bank also intends to expand its market area to include the surrounding communities in order to address the declining loan demand within the Bayonne market area. See "Management's Discussion and Analysis of Financial Condition and Results of Operations
                  - Business Strategy."

         o Asset Quality. The Bank has reduced the level of its non-performing loans and non-performing assets in recent periods. The Bank's ratio of loans 90 days or more past due to net loans at March 31, 1997 was 2.38%, which was reduced from a high in the last five years of 3.64% at May 31, 1994. The Bank's loans 90 days or more past due and other non-performing assets at March 31, 1997 represented 1.08% of total assets, which was reduced from 1.55% at May 31, 1993. At March 31, 1997, the Bank's allowance for loan losses totalled $3.2 million, which equalled 1.34% of the Bank's net loan portfolio and 50.7% of loans 90 days past due and other non-performing assets. See "Business of the Bank - Lending Activities."


         o Operating Expenses. The Bank has sought to manage overhead costs in all areas by controlling growth in personnel and managing other operating expenses. At March 31, 1997, the Bank operated four offices and had $577.0 million in assets with a total of 83 full-time employees and 54 part-time employees, resulting in an average of $5.2 million in assets per full-time equivalent employee. For the years ended March 31, 1997 and 1996, the ten months ended March 31, 1995, and the years ended May 31, 1994 and 1993, the Bank's ratio of operating expenses to average assets was 2.35% (1.89% excluding the SAIF Special Assessment), 1.91%, 1.76%, 1.68% and 1.63%, respectively.


         o Retail Deposit Base. The Bank has had a relatively strong retail deposit base drawn from its offices located in Bayonne, New Jersey. The Bank holds approximately 40% of all deposits held by branches of commercial banks, credit unions, and savings associations located in Bayonne, and approximately 6% of such deposits in Hudson County. At March 31, 1997, 43.4% of the Bank's deposit base of $444.1 million consisted of core deposits, which included passbook accounts, NOW accounts, money market deposit accounts, noninterest demand accounts, and club accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank's total deposits, however, have decreased 7.8% since May 31, 1993, from $481.7 million to $444.1 million at March 31, 1997. This decline is reflective of both the declining Bayonne population, as well as a shift of funds generally from thrift institutions to mutual funds and other types of financial investments as interest rates have decreased over recent years. The Bank also expects to experience a run-off of deposits when approximately $45 million of ten-year certificates of deposit yielding 10% mature by April 1998.


                  The Bank will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts. The Bank also intends to expand commercial deposit accounts in an effort to increase its deposit base. In addition, the Bank is considering opening additional branch offices in its surrounding communities to increase its deposit base. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Business Strategy."


         o Change in Management. Patrick F.X. Nilan, the President, Chief Executive Officer and Chairman of the Board, has announced his plans to retire from active service as President and Chief Executive Officer as of June 30, 1997, having completed 43 years of service with the Bank. Mr. Nilan will remain as Chairman of the Board of Directors of both the Company and the Bank. He will be succeeded by his son, Michael Nilan, who is currently a Vice President and Chief Operating Officer of the Bank. Michael Nilan has been employed by the Bank since 1986. In addition, Eugene V. Malinowski, Vice President and Chief Financial Officer of the Company and the Bank, joined the Bank in November 1996. The future success of the Bank and the Company depends to a significant degree on the skills and competence of these two officers. For further information regarding Patrick F.X. Nilan's retirement and the experience of Michael Nilan and Eugene Malinowski, see "Management of the Bank."


THE CONVERSION AND REORGANIZATION


         On December 19, 1996, the Boards of Directors of the Bank and the Mutual Holding Company adopted the Plan, as amended on February 20, and May 15, 1997, and in February 1997, the Company was incorporated under Delaware law. Subsequent to its incorporation, the Company became a first-tier wholly owned subsidiary of the Bank. Pursuant to the Plan, (i) the Mutual Holding Company will convert to an interim federal stock savings institution and simultaneously merge with and into the Bank, pursuant to which the Mutual Holding Company will cease to exist and the 1,659,485 shares, or 54.1% of the outstanding Bank Common Stock held by the Mutual Holding Company will be cancelled, and (ii) an interim savings association ("Interim") to be formed as a wholly owned subsidiary of the Company solely for purposes of the Reorganization will then merge with and into the Bank. As a result of the merger of Interim with and into the Bank, the Bank will become a wholly owned subsidiary of the Company and the outstanding Public Bank Shares, which amounted to 1,406,004 shares, or 45.9% of the outstanding Bank Common Stock at March 31, 1997, will be converted into the Exchange Shares pursuant to the Exchange Ratio. This will result in the holders of such shares owning in the aggregate the same percentage of the Common Stock to be outstanding upon completion of the Conversion and Reorganization (i.e., the Conversion Stock) as the percentage of Bank Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and Reorganization, before giving effect to (a) the payment of cash in lieu of issuing fractional Exchange Shares, or (b) any shares of Conversion Stock purchased by the Bank's Stockholders or the ESOP in the Offerings or thereafter.


         In addition to shares of Common Stock to be issued pursuant to the Exchange, pursuant to the Plan, the Company is offering shares of Conversion Stock in the Offerings as part of the Conversion and Reorganization. See "-- The Offerings" below and "The Conversion and Reorganization."



         Pursuant to OTS regulations, consummation of the Conversion and Reorganization is conditioned upon the approval of the Plan by the OTS, as well as (1) the approval of the holders of at least a majority of the total number of votes eligible to be cast by the members of the Mutual Holding Company ("Members") as of the close of business on June 20, 1997 (the "Voting Record Date") at a special meeting of Members called for the purpose of submitting the Plan for approval (the "Members' Meeting"), and (2) the approval of the holders of at least two-thirds of the shares of the outstanding Bank Common Stock held by the Stockholders, as of the Voting Record Date at a special meeting of Stockholders called for the purpose of considering the Plan (the "Stockholders' Meeting"). In addition, in accordance with current OTS policy, the Plan must be approved by a majority of the votes cast in person or by proxy by the holders of the Public Bank Shares at the Stockholders' Meeting. The Mutual Holding Company intends to vote its shares of Bank Common Stock, which amounts to 54.1% of the outstanding shares, in favor of the Plan at the Stockholders' Meeting.

         Under New Jersey law, Public Stockholders of the Bank will not have dissenters' rights or appraisal rights in connection with the Conversion and the Reorganization. See "The Conversion and Reorganization -- Effects of the Conversion and Reorganization -- Effect on Public Bank Shares."


PURPOSES OF THE CONVERSION AND REORGANIZATION


         The Boards of Directors of the Bank and the Mutual Holding Company believe that the Reorganization is in the best interests of their respective stockholders and members. A principal purpose of the Conversion and Reorganization is to structure the Mutual Holding Company and the Bank in a form used by most other holding companies of savings institutions and commercial banks and most other business entities. The Conversion and Reorganization will also support future expansion of operations of the Bank, as well as possible diversification into other banking-related businesses. Although there are no current arrangements, understandings or agreements regarding such opportunities, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any additional opportunities for such expansion that may arise.


         In addition, the Mutual Holding Company and the Bank considered various regulatory uncertainties associated with the mutual holding company structure, including the ability to waive dividends from the Bank in the future, the tax limitation on the Bank to repurchase its Common Stock as well as the general uncertainty regarding a possible elimination of the thrift charter. See "Risk Factors -- Financial Institution Regulation and Possible Legislation," "Use of Proceeds" and "Dividend Policy." The Offerings will also result in more shares of stock outstanding, which should result in a more active and liquid market for the Common Stock than currently exists for the Bank Common Stock, although there can be no assurances that this will be the case. See "Market for the Common Stock."

         In light of the foregoing, the Boards of Directors of the Bank and the Mutual Holding Company believe that the Conversion and Reorganization is in the best interests of such companies and their respective Stockholders and Members. See "The Conversion and Reorganization."

EFFECTS OF THE REORGANIZATION ON PUBLIC STOCKHOLDERS


         The following are effects of the Reorganization on Public Stockholders, assuming that at the minimum, midpoint, maximum and 15% above the maximum Estimated Price Range, as defined herein, one Public Bank Share will be exchanged for 1.885, 2.218, 2.550 and 2.933 shares of Company Common Stock. See "Pro Forma Data."


         Effect of the Exchange on Stockholders' Equity Per Share. The Conversion and Reorganization will significantly increase the stockholders' equity of the Public Stockholders. At March 31, 1997, stockholders' equity per share was $15.68 for each share of the Bank Common Stock outstanding, including shares held by the Mutual Holding Company. Based on the pro forma information set forth in "Pro Forma Data" assuming the sale of 3,682,000 shares of Conversion Stock at the midpoint of the Estimated Price Range at March 31, 1997, the pro forma stockholders' equity per share of Common Stock was $11.63, and the pro forma stockholders' equity for the aggregate number of Exchange Shares to be received for each Public Bank Share was $22.18. This represents a pro forma increase of 90.1% from stockholders' equity at March 31, 1997. The pro forma stockholders' equity for the aggregate number of Exchange Shares to be received for each Public Bank Share was $18.85, $25.50 and $29.33 at the minimum, maximum and adjusted maximum of the Estimated Price Range.


         Effect of the Exchange on Earnings Per Share. The Conversion and Reorganization will also affect Public Stockholders' pro forma earnings per share. For the year ended March 31, 1997, the Bank reported a loss of $(1.07) for each share of the Bank Common Stock outstanding, including shares held by the Mutual Holding Company. Excluding the non-recurring expenses of the SAIF Special Assessment, the loss on the sale of securities, and the lump sum employee benefit provision aggregating $5.6 million on an after-tax basis, earnings per share would have been $0.38. Based on the pro forma information set forth in "Pro Forma Data," assuming the sale of 3,682,000 shares of Common Stock at the midpoint of the Estimated Price Range, the pro forma earnings per share of Common Stock was $0.51 for such period, as adjusted for the above referenced nonrecurring expenses losses, and the pro forma earnings for the aggregate number of Exchange Shares to be received for each Public Bank Share was $1.13, as adjusted for nonrecurring expenses losses. On a pro forma basis, this represents a 121.6% increase from historical earnings per share at March 31, 1997, as adjusted. For the year ended March 31, 1997, the pro forma earnings per share for the aggregate number of Exchange Shares to be received for each Public Bank Share was $1.09, $1.17 and $1.26 at the minimum, maximum and adjusted maximum of the Estimated Price Range.


         Effect of the Exchange on Dividends Per Share. The Bank paid cash dividends totalling $0.50 per share to Public Stockholders for the year ended March 31, 1997. The Company expects to pay an annual dividend of $0.265, $0.225, $0.196 and $0.170 per share on the Common Stock at the minimum, midpoint, maximum and adjusted maximum of the Estimated Price Range or an aggregate annual dividend of approximately $0.50 on the total Exchange Shares received by Public Stockholders for each Public Bank Share. However, no assurance can be given as to the amount of any dividend or that a dividend will be paid, or if paid, that it will not be reduced or eliminated in future periods. See "Dividend Policy."

         Effect of the Exchange on the Market Value. The aggregate number of Exchange Shares to be received for each Public Bank Share will have a calculated estimated value of $18.85, $22.18, $25.50 and $29.33 at the minimum, midpoint, maximum and adjusted maximum of the Estimated Price Range based on the $10.00 Purchase Price of Conversion Stock. The price of a share of Public Bank Shares was $____ on ____________, 1997, the most recent day on which trading of the Bank Common Stock occurred preceding the date of this Prospectus. ASSUMING THE SALE OF CONVERSION STOCK AT LESS THAN THE MIDPOINT OF THE ESTIMATED PRICE RANGE, THE VALUE OF THE EXCHANGE SHARES TO BE RECEIVED FOR EACH PUBLIC BANK SHARE MAY BE LESS THAN THE MARKET PRICE OF THE PUBLIC BANK SHARES AT THE TIME OF THE EXCHANGE, BASED ON THE FINAL EXCHANGE RATIO AND THE MARKET PRICE AT THE TIME OF THE EXCHANGE. SEE "SUMMARY -- STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION."


THE OFFERINGS



         Pursuant to the Plan and in connection with the Conversion and Reorganization, the Company is offering up to 4,234,000 shares of Conversion Stock in the Offerings. Conversion Stock will be offered in the Subscription and Community Offerings and, to the extent shares are available, in the Syndicated Community Offering. Conversion Stock offered in the Subscription Offering will be offered in the following order of priority: (1) holders of savings accounts in the Bank totalling $50 or more on December 31, 1994 ("Eligible Account Holders"); (2) the ESOP; (3) holders of savings accounts in the Bank totalling $50 or more on March 31, 1997 ("Supplemental Eligible Account Holders"); and (4) other members of the MHC, consisting of depositors of the Bank as of June 20, 1997, the voting record date ("Voting Record Date") for the special meeting of members to vote on the Conversion, and borrowers with loans outstanding as of January 6, 1995, which continue to be outstanding as of the Voting Record

Date, other than those members who otherwise qualify as Eligible Account Holders or Supplemental Eligible Account Holders ("Other Members"). For purposes of determining subscription rights, a savings account is defined by OTS regulations and the Plan of Conversion to include withdrawable accounts, including certificates of deposit, but not including demand accounts. The OTS defines a demand account generally to mean accounts with an original maturity or required notice period of less than seven days; accounts for which the Bank does not reserve the right to require seven days' advance notice prior to withdrawal; or certain types of accounts made available to persons ineligible to hold negotiable order of withdrawal accounts. A non-interest bearing demand account cannot be considered a savings account. Subject to the prior rights of holders of subscription rights, Conversion Stock not subscribed for in the Subscription Offering is being concurrently offered in the Community Offering to certain members of the general public, with a first preference given to the Public Stockholders and a second preference given to natural persons residing in the City of Bayonne in the State of New Jersey. The Primary Parties reserve the absolute right to reject or accept any orders in the Community Offering, in whole or in part, either at the time of receipt of an order or as soon as practicable following the Expiration Date.


         All shares of Conversion Stock not purchased in the Subscription and Community Offerings, if any, will be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill, acting as agent of the Company to assist the Company and the Bank in the sale of the Conversion Stock. The Primary Parties reserve the absolute right to reject orders, in whole or part, in their sole discretion, in the Syndicated Community Offering.

PROSPECTUS DELIVERY AND PROCEDURE FOR PURCHASING SHARES

         To ensure that each purchaser receives a prospectus at least 48 hours prior to the Expiration Date in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), no prospectus will be mailed any later than five days prior to the Expiration Date or hand delivered any later than two days prior to such date. Stock order forms will only be distributed with a prospectus. The Bank is not obligated to accept for processing orders not submitted on original stock order forms. Stock order forms unaccompanied by an executed certification form will not be accepted. Payment by check, money order, bank draft, cash or debit authorization to an existing account at the Bank must accompany the stock order and certification forms. No wire transfers will be accepted. The Bank is prohibited from lending funds to any person or entity for the purpose of purchasing shares of Conversion Stock in the Conversion. See "The Conversion and Reorganization -- Procedure for Purchasing Shares in Subscription and Community Offerings."

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

          Prior to the completion of the Conversion, no person may transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Common Stock to be issued upon their exercise. Following the Conversion, there generally will be no restrictions on the transfer or sale of shares by purchasers other than affiliates of the Company and the Bank. See "Regulation -- Federal Securities Laws" and "The Conversion and Reorganization -- Certain Restrictions on Purchase or Transfer of Shares After Conversion."

PURCHASE LIMITATIONS


         The minimum purchase in the Subscription and Community Offerings is 25 shares. With the exception of the ESOP, no Eligible Account Holder, Supplemental Eligible Account Holder or Other Member, in their capacity as such, may subscribe in the Subscription Offering for more than $200,000 of Conversion Stock offered; no person, together with associates of or persons acting in concert with such person, may purchase in the Community Offering and the Syndicated Community Offering in the aggregate more than $200,000 of Conversion Stock offered; and no person, together with associates of or persons acting in concert with such person, may purchase in the Offerings the number of shares of Conversion Stock that, when combined with any Exchange Shares received by such person, aggregates to more than the overall maximum purchase limitation of 3.0% of the total number of shares of Conversion Stock offered in the Conversion, exclusive of any shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "Risk Factors - Effect of Purchase Limitations on Ability of Public Stockholders to Purchase Conversion Shares." At any time during the Conversion and without further approval by the Mutual Holding Company's members, the Primary Parties may in their sole discretion decrease the maximum purchase limitation to 1% of the number of shares of Conversion Stock to be issued in the Subscription and Community Offerings, when aggregated with any Exchange Shares, and/or may decrease the amount that may be subscribed for in the Subscription and Community Offerings. Additionally, at any time during the Conversion and without further approval by the Mutual Holding Company's members or the Bank's Public Stockholders, the Primary Parties may in their sole discretion increase the overall maximum purchase limitation and/or increase the amount that may be subscribed for in the Subscription and Community Offerings, up to 5% of the Conversion Stock to be offered in the Conversion. Prior to consummation of the Conversion, if the maximum purchase limitation is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Primary Parties may be, given the opportunity to increase their subscriptions up to the then applicable limit. In any event, any Exchange Shares received by an individual will be aggregated with shares subscribed for by such person for purposes of applying the maximum purchase limitation. In the event of an increase in the Estimated Price Range, the additional shares will be distributed and allocated to fill unfilled orders in the Subscription and Community Offerings, with priority given to the ESOP, without any resolicitation of subscribers, as described in "The Conversion and Reorganization -- Subscription Offering and Subscription Rights," "-- Community Offering" and "-- Limitations on Conversion Stock Purchases." BECAUSE THE OVERALL MAXIMUM PURCHASE LIMITATION CONTAINED IN THE PLAN OF CONVERSION INCLUDES EXCHANGE SHARES TO BE ISSUED TO PUBLIC STOCKHOLDERS FOR THEIR PUBLIC BANK SHARES, CERTAIN HOLDERS OF PUBLIC BANK SHARES MAY BE LIMITED IN THEIR ABILITY TO PURCHASE CONVERSION STOCK IN THE OFFERINGS. See "Risk Factors - Effect of Purchase Limitations on Ability of Public Stockholders to Purchase Conversion Shares."



STOCK PRICING AND NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION


         Federal regulations require that the aggregate purchase price of the Conversion Stock to be offered in the Conversion be consistent with an independent appraisal of the estimated pro forma market value of the Bank and the Mutual Holding Company. FinPro, Inc. ("FinPro") an independent appraiser, has advised the Primary Parties that in its opinion, dated May 23, 1997, the estimated aggregate pro forma market value of the Bank and the Mutual Holding Company was $68.0 million (the "Appraisal"). Because the holders of the Public Bank Shares will continue to hold the same aggregate percentage ownership interest in the Company as they held in the Bank (before giving effect to any shares of Conversion Stock purchased by the Bank's stockholders in the Offerings or the ESOP thereafter or the payment of cash in lieu of issuing fractional Exchange Shares), the Appraisal was multiplied by the Mutual Holding Company's percentage interest in the Bank which corresponds with the amount of Conversion Stock to be sold in the Offerings (i.e., 54.1%), to determine the midpoint of the Price Range, which was $36.8 million. In accordance with OTS regulations, the minimum and maximum of the offering range were set at 15% below and above the midpoint, respectively, resulting in an offering range of $31.3 million to $42.3 million (the "Estimated Price Range"). The full text of the appraisal report of FinPro describes the procedures followed, the assumptions made, limitations on the review undertaken and matters considered, which included the trading market for the Bank Common Stock (see "Market for the Common Stock") but was not solely dependent thereon. (Based on the $17.385 and $____ closing prices of the Bank Common Stock on

December 26, 1996, the day preceding the Bank's announcement of the Conversion and the Reorganization and _____, 1997, respectively, the estimated market value of all outstanding shares of Bank Common Stock (including shares held by the Mutual Holding Company) was $53.2 million and $_____ million, respectively.) For further information, see "The Conversion and Reorganization -- Stock Pricing and Exchange Ratio." THE APPRAISAL OF THE COMMON STOCK IS NOT INTENDED AND SHOULD NOT BE CONSTRUED AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH STOCK NOR CAN ANY ASSURANCE BE GIVEN THAT PURCHASERS OF THE COMMON STOCK IN THE CONVERSION WILL BE ABLE TO SELL SUCH SHARES AFTER THE COMPLETION OF THE CONVERSION AT OR ABOVE THE PURCHASE PRICE.


         All shares of Conversion Stock issued in the Conversion will be sold at the Purchase Price of $10.00 per share, as determined by the Primary Parties. The actual number of shares to be issued in the Offerings will be determined by the Primary Parties based upon the final updated estimate of the aggregate pro forma market value of the Conversion Stock, giving effect to the Conversion, at the completion of the Offerings. The maximum of the Estimated Price Range may be increased by up to 15% and the number of shares of Conversion Stock to be issued in the Conversion may be increased to 4,870,000 shares due to regulatory considerations or changes in market or general financial and economic conditions. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current Estimated Price Range. Any increase or decrease in the number of shares of Conversion Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 54.1% and 45.9%, respectively, of the Company's total outstanding shares. Furthermore, Exchange Shares may represent less than 45.9% of the Company's total outstanding shares if there are insufficient shares for the ESOP to purchase 8.0% of the Conversion Stock and, consequently, the Company has to issue authorized but unissued shares to the ESOP in order to satisfy its order to purchase such amount of Conversion Stock in the Offerings. See "Risk Factors -- Possible Increase in Estimated Price Range and Number of Shares Issued," "-- Possible Increase in Estimated Price Range and Number of Shares Issued," "Pro Forma Data," and "The Conversion and Reorganization -- Stock Pricing and Exchange Ratio" and "-- Number of Shares to be Issued."


         Based on the 1,406,004 Public Bank Shares outstanding at March 31, 1997, and assuming a minimum of 3,130,000 and a maximum of 4,234,000 shares of Conversion Stock are issued in the Offerings, the Exchange Ratio is expected to range from approximately 1.885 Exchange Shares to 2.550 Exchange Shares for each Public Bank Share outstanding immediately prior to the consummation of the Conversion and Reorganization. The Exchange Ratio will be affected if any stock options to purchase shares of Bank Common Stock are exercised after March 31, 1997 and prior to consummation of the Conversion and Reorganization. If any of such stock options are outstanding immediately prior to consummation of the Conversion and Reorganization, they will be converted into options to purchase shares of Common Stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the Exchange Ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged. At March 31, 1997, there were options to purchase 109,548 shares of Bank Common Stock outstanding, which have an exercise price of $13.00 per share. The Bank has no plans to grant additional stock options prior to the consummation of the Conversion and Reorganization.


         The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range: (i) the total number of shares of Conversion Stock and Exchange Shares to be issued in the Conversion and Reorganization, (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares, and (iii) the Exchange Ratio. The table assumes that there is no cash paid in lieu of issuing fractional Exchange Shares.



                             CONVERSION STOCK         EXCHANGE SHARES        TOTAL SHARES
                             TO BE OFFERED(1)         TO BE ISSUED(1)         OF COMMON
                          ----------------------   ---------------------     STOCK TO BE         EXCHANGE
                            AMOUNT      PERCENT      AMOUNT      PERCENT    OUTSTANDING(1)       RATIO(1)
                          -----------  ---------   ----------    -------    --------------    -------------
Minimum...................  3,130,000    54.1%      2,650,000     45.9%        5,780,000            1.885
Midpoint..................  3,682,000    54.1       3,118,000     45.9         6,800,000            2.218
Maximum...................  4,234,000    54.1       3,586,000     45.9         7,820,000            2.550
15% above maximum.........  4,870,000    54.1       4,123,000     45.9         8,993,000            2.933

--------------------------------

(1)  Assumes that outstanding options to purchase 112,716 shares of Bank
     Common Stock at March 31, 1997 are not exercised prior to consummation of the Conversion and Reorganization.




         The final Exchange Ratio will be determined based upon the number of shares issued in the Offerings in order to maintain the Public Stockholders' approximately 45.9% ownership interest in the Bank. The final Exchange Ratio will not be based upon the market value of the Public Bank Shares. At the minimum, midpoint and maximum of the Estimated Price Range, one Public Bank Share will be exchanged for 1.885, 2.218 and 2.550 shares of Common Stock, respectively (which have a calculated equivalent estimated value of $18.85, $22.18 and $25.50 based on the $10.00 Purchase Price of a share of Common Stock in the Offerings and the aforementioned Exchange Ratios). ASSUMING THE SALE OF CONVERSION STOCK AT LESS THAN THE MIDPOINT OF THE ESTIMATED PRICE RANGE, THE VALUE OF THE EXCHANGE SHARES TO BE RECEIVED FOR EACH PUBLIC BANK SHARE MAY BE LESS THAN THE MARKET PRICE OF THE PUBLIC BANK SHARES AT THE TIME OF THE EXCHANGE, BASED ON THE FINAL EXCHANGE RATIO AND THE MARKET PRICE AT THE TIME OF THE EXCHANGE. Further there can be no assurance as to the actual market value of a share of Common Stock after the Conversion and Reorganization or that such shares could be sold at or above the $10.00 Purchase Price. Public Stockholders will be paid cash in lieu of issuing fractional Exchange Shares.


USE OF PROCEEDS



         Net proceeds from the sale of the Conversion Stock are estimated to be between $29.8 million and $40.6 million (or $46.9 million if the Estimated Price Range is increased by 15%) depending on the number of shares sold and the expenses of the Conversion. See "Pro Forma Data." The Company plans to contribute to the Bank 50% of the net proceeds from the Offerings, with the remaining net proceeds to be retained by the Company. Net proceeds to be retained by the Company after the contribution to the Bank are estimated to be between $14.9 million and $20.3 million (or $23.4 million if the Estimated Price Range is increased by 15%). The Company will be unable to utilize any of the net proceeds until the close of the Offerings.


         Funds retained by the Company will be used for general business activities, including the extension of credit to the ESOP to purchase Conversion Stock in the Offerings (to the extent such loan is not funded by a third party), and, subject to applicable limitations, the possible payment of dividends and repurchases of Common Stock. Assuming the acquisition by the ESOP of 8% of the aggregate of the number of shares of Conversion Stock to be issued in the Conversion, the amount of the loan to the ESOP is estimated to be between $2.5 million and $3.4 million (or $3.9 million if the Estimated Price Range is increased by 15%) to be repaid over a 15 year period at the prevailing prime rate, which is currently 8.50%. See "Management of the Bank -- Benefit Plans -- Employee Stock Ownership Plan and Trust." Funds received by the Bank from the Company's purchase of its capital stock will be used for other general business purposes. The Company and the Bank may also use such funds to expand operations through the acquisition or establishment of branch offices and the acquisition of smaller financial institutions or assets of other financial institutions. Neither the Bank nor the Company has any pending agreements or understandings regarding acquisitions of any specific financial institutions, branch offices or assets of other financial institutions. See "Use of Proceeds" and "Business of the Bank." To the extent that the stock-based benefit programs which the Company or Bank intend to adopt subsequent to the Conversion are not funded with authorized but unissued common stock of the Company, the Company or Bank may use net proceeds from the Conversion to fund the purchase of stock to be awarded under such stock benefit programs. See "Management of the Bank -- New Benefits Resulting from the Conversion and Reorganization -- Stock Options Plans" and "-- Stock Programs."


DIVIDENDS

         Since the reorganization of the Bank and the formation of the MHC on January 6, 1995, the Bank has paid, in the aggregate, annual cash dividends on the Bank Common Stock of $.50 (50 cents) per share, which amounts to a quarterly dividend of $.125 per share. The Bank intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs.


         Commencing with the first full quarter following consummation of the Conversion and Reorganization, the Board of Directors of the Company intends to declare cash dividends on the Common Stock at an initial quarterly rate equal to the amount of the existing quarterly dividend on the Bank Common Stock divided by the Exchange Ratio. Based upon the Estimated Price Range, the Exchange Ratio is expected to be 1.885, 2.218, 2.550 and 2.933 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively. Based upon the Exchange Ratio and the sale of Conversion Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, the Company expects to pay an initial quarterly dividend of $.066, $.056, $.049 and $.043 per share, respectively, following consummation of the Conversion and Reorganization. Declarations of dividends by the Company's Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's and the Bank's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. See "Dividend Policy" and "Market for the Common Stock."

BENEFITS OF THE CONVERSION AND REORGANIZATION TO MANAGEMENT

         Among the benefits to the Company and the Bank anticipated from the Conversion and Reorganization is the ability to attract and retain personnel through the prudent use of stock options and other stock related benefit programs. Subsequent to the Conversion and Reorganization, the Company intends to adopt Stock Programs (as defined herein) and Stock Option Plans (as defined herein) for the benefit of directors, officers and employees. If such benefit plans are adopted within one year after the Conversion and Reorganization, under current OTS regulations such plans will be subject to stockholders' approval at a meeting of stockholders which may not be held earlier than six months after the Conversion and Reorganization. The Company intends to adopt the Stock Programs which would provide for the granting of Common Stock to officers, directors and employees of the Bank and Company in an amount equal to 4% of the Conversion Stock sold in the Conversion. The Stock Option Plans that the Company intends to adopt would provide the Company with the ability to grant options to officers, directors and employees of the Bank and Company to purchase Common Stock equal to 10% of the number of shares of Conversion Stock sold in the Conversion. For a further description of the Stock Programs and Stock

Option Plans, see "Risk Factors - Stock Based Benefits to Management and Directors, Employment Contracts and Change in Control Payments" and "Management of the Bank - Benefit Plans." See "Beneficial Ownership of Capital Stock - Subscriptions of Executive Officers and Directors," "Restrictions on Acquisition of the Company and the Bank - Restrictions in the Company's Certificate of Incorporation and Bylaws."


RISK FACTORS

         See "Risk Factors" for a discussion of certain factors that should be considered by prospective investors.

                        SELECTED FINANCIAL AND OTHER DATA


         Set forth below are selected financial and other data of the Bank. This information is derived in part from and should be read in conjunction with the Consolidated Financial Statements of the Bank and the Notes thereto presented elsewhere in this Prospectus.


                                                                 AT MARCH 31,(4)
                                            ----------------------------------------------------------
                                                    1997                1996               1995
                                            --------------------  -----------------  -----------------
SELECTED CONSOLIDATED FINANCIAL                                   (IN THOUSANDS)
CONDITION DATA:
Total assets...........................            $577,004           $651,945           $512,126
Cash and cash equivalents..............              15,472             11,791              6,111
Loans receivable, net:
  Real estate..........................             207,262            198,658            197,240
  Consumer.............................              28,362             25,370             21,314
                                                   --------           --------           --------
     Total loans receivable, net(1)....             235,624            224,028            218,554
U.S. Government and agency
obligations, net of valuation
allowance(2)...........................              76,489            101,729            148,062
Mortgage securities, net(3)............             222,980            289,848            117,205
Deposits...............................             444,139            445,424            444,380
Borrowed funds.........................              75,598            151,334             15,032
Stockholders' equity...................              48,079             49,519             46,625

                                                             AT MAY 31,
                                            -------------------------------------------
                                                   1994                   1993
                                            -----------------     ---------------------
SELECTED CONSOLIDATED FINANCIAL                          (IN THOUSANDS)
CONDITION DATA:
Total assets...........................         $547,550                  $572,509
Cash and cash equivalents..............           47,839                    45,247
Loans receivable, net:
  Real estate..........................          172,552                   206,573
  Consumer.............................           16,428                    16,160
                                                --------                  --------
     Total loans receivable, net(1)....          188,980                   222,733
U.S. Government and agency
obligations, net of valuation
allowance(2)...........................          146,806                    64,006
Mortgage securities, net(3)............          141,271                   223,401
Deposits...............................          471,681                   481,704
Borrowed funds.........................               --                    50,000
Stockholders' equity...................           34,066                    38,642


--------------------

(1) Excludes loans to joint ventures of the Bank's subsidiaries. See "Business of the Bank -- Subsidiary Activities."


(2)    At March 31, 1997, 1996 and 1995, and May 31, 1994, $67.6 million, $92.9 million, $64.3 million and $64.1 million of such securities, respectively, net of valuation allowance, were classified as available for sale, and $8.9 million, $8.9 million, $83.7 million and $82.7 million, respectively, of such securities were classified as held to maturity. At May 31, 1993, all such securities were classified as held to maturity.

(3) Includes mortgage-backed securities and mutual funds that invest primarily in mortgage-backed securities, net of valuation allowance. At March 31, 1997, 1996 and 1995, and May 31, 1994 and 1993, all such securities were available for sale.


(4) At the time of the Bank's 1995 MHC Reorganization, the Bank changed its fiscal year end from May 31 to March 31.

                                                              YEARS               TEN MONTHS
                                                         ENDED MARCH 31,             ENDED               YEARS ENDED MAY 31,
                                                  ----------------------------     MARCH 31,         ---------------------------
                                                      1997           1996           1995(1)              1994            1993
                                                  -------------  -------------  ---------------      ------------     ----------
SELECTED CONSOLIDATED OPERATING DATA:                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Total interest and dividend income.............      $41,126        $37,309           $28,431            $35,616         $37,417
Total interest expense.........................       27,469         23,842            15,831             20,795          22,933
                                                     -------        -------           -------            -------         -------
  Net interest income..........................       13,657         13,467            12,600             14,821          14,484
Provisions for loan losses.....................          320            450               350                500             871
                                                     -------       --------          --------           --------        --------
  Net interest income after
     provision for loan losses.................       13,337         13,017            12,250             14,321          13,613
                                                     -------        -------           -------            -------         -------
Other income (loss):
  Loan fees and service charges................          294            307               285                428             384
  Gain (loss) on sale of securities available
    for sale, net..............................       (2,878)(2)     (2,217)(2)          (547)               262           2,938
  Gain (loss) on sale of real estate acquired
    in settlement of loans.....................          (92)            (7)                --                62           2,144
  Gain (loss) from real estate operations, net.          (26)           (25)              (62)               172            (184)
  Other........................................          906            729               452                856             338
                                                     -------       --------          --------           --------         -------
     Total other income (loss).................       (1,796)        (1,213)              128              1,780           5,620
                                                    --------       --------          --------            -------         -------
Operating expenses:
  Compensation and employee benefits...........        7,184          5,821             4,674              4,735           4,110
  Occupancy....................................          773            802               630                648             646
  Equipment....................................        1,135          1,092               858                972             931
  Advertising and promotion....................           69            176               123                 91              96
  SAIF assessment(3)...........................        2,895             --                --                 --              --
  Federal insurance premiums...................          974          1,163               990              1,210           1,093
  Other........................................        1,572          1,761             1,676              1,860           1,917
                                                     -------        -------           -------            -------         -------
     Total operating expenses..................       14,602         10,815             8,951              9,516           8,793
                                                     -------        -------           -------            -------         -------
(Loss)/Income before income tax expense
  and cumulative effect of accounting changes..       (3,061)           989             3,427              6,585          10,440
Income tax expense (benefit)...................          154            374             1,236              2,247           3,885
                                                     -------       --------           -------            -------         -------
(Loss)/Income before cumulative effect
  of accounting changes........................       (3,215)           615             2,191              4,338           6,585
Cumulative effect of accounting changes:
  Income taxes.................................           --             --                --                400              --
  Postretirement benefits......................           --             --                --             (1,216)             --
  Investments..................................           --             --                --                471              --
                                                     -------       --------           -------            -------         -------
     Net (loss)/income.........................      $(3,215)      $    615           $ 2,191            $ 3,993         $ 6,585
                                                     =======       ========           =======            =======         =======
Earnings per share.............................      $ (1.07)      $   0.21             N/A(4)             N/A(4)          N/A(4)
                                                     =======       ========
                                                                                           (continued on next page)

                                                              YEARS
                                                              ENDED                TEN MONTHS
                                                            MARCH 31,                 ENDED            YEARS ENDED MAY 31,
                                                  ------------------------------    MARCH 31,     ------------------------------
                                                      1997            1996           1995(1)           1994            1993
                                                  -------------  ---------------  --------------  --------------  --------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:
PERFORMANCE RATIOS:
  Equity to assets at period end...............      8.33%              7.60%           9.10%           6.22%           6.75%
  Net interest rate spread (difference between
    average yield on interest-earning assets
    and average cost of interest-bearing
    liabilities)...............................       1.99               2.16            2.92            2.52            2.56
  Net interest margin (net interest income as
    a percentage of average interest-earning
    assets)....................................       2.28               2.48            3.12            2.71            2.76
  Return on average assets (net income
    divided by average total assets)...........      (0.52)              0.11            0.52            0.71            1.22
  Return on average equity (net income
    divided by average equity).................      (6.56)              1.20            7.06           10.22           18.95
  Dividend payout ratio(5).....................        N/A(4)           238.0%            N/A(4)          N/A(4)          N/A(4)
  Stockholders' equity to average assets
    ratio (average stockholders' equity
    divided by average total assets)...........       7.90               9.08            7.30            6.92            6.43
  Total other income to average assets.........      (0.29)              (.21)           0.03            0.31            1.04
  Total operating expenses to average assets(6)       1.87               1.91            1.76            1.68            1.63
ASSET QUALITY RATIOS:
  Loans 90 days or more past due to net loans..       2.38               2.66            2.56            3.63            3.55
  Loans 90 days past due and other
    nonperforming assets to total assets.......       1.08                .92            1.14            1.53            1.55
  Allowance for loan losses to loans 90 days
    past due and other nonperforming assets....      50.66              49.73           46.02           34.74           29.31
  Allowance for loan losses as a percent of net
    loans receivable at end of period..........       1.34               1.33            1.22            1.54            1.17
  Net interest income to total operating
    expense(6).................................       1.18x              1.25x           1.41x           1.56x           1.65x
  Net interest income after provision for loan
    losses, to total operating expense(6)......       1.15x              1.20x           1.37x           1.51x           1.55x
  Average interest-earning assets to
    average interest-bearing liabilities.......       1.06x              1.07x           1.05x           1.05x           1.05x
REGULATORY CAPITAL RATIOS:
  Tangible capital(7)..........................       8.99%              8.56%          10.83%           6.22%           6.75%
  Core capital(7)..............................       8.99%              8.56%          10.83%           6.22%           6.75%
  Risk-based capital(7)........................      25.31%             27.04%          32.21%          20.61%          21.27%
NUMBER OF FULL-SERVICE OFFICES.................          4                  4               4               4               4

---------------------

(1) At the time of the Bank's 1995 MHC Reorganization, the Bank changed its fiscal year end from May 31 to March 31.


(2) The loss on securities available for sale resulted from the sale of investment securities as part of the Bank's restructuring of its investment portfolio. See "Risk Factors -- Effects of Restructuring of Investment Portfolio" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3)    Reflects the SAIF Special Assessment of $2.9 million as of September 30,
       1996.

(4)    Not applicable.

(5)    Aggregate dividends per share divided by net income per share.

(6) Total operating expense does not include income tax expense, the provision for loan losses or the SAIF Special Assessment.

(7) Excludes unrealized losses on available for sale securities. If such unrealized losses were included at March 31, 1997, then both tangible and core capital would have been 8.31%, and risk-based capital would have been 23.31%.

                              RECENT DEVELOPMENTS


     On June 23, 1997, the Bank's proposal to lend $6.0 million under a sale/leaseback financing arrangement was accepted by the City of Bayonne's Board of Education. The purpose of the arrangement, is to finance the construction of additions to four schools within the Bayonne school district in response to a mandate to the school district to implement certain new classes by the year 2001 under the Early Childhood education program. To finance these additions, the Board of Education has agreed to enter into a ground lease with the Bank whereby the Board of Education will lease the property upon which the additions will be built to the Bank for the sum of $1 per year; the Bank will then advance $6.0 million to the Board of Education under a financing agreement to finance the construction of the additions; and the Bank will also enter into a lease purchase agreement pursuant to which the Board of Education will lease the additions from the Bank for a period of 58 months, with an option to purchase the additions at any time during that 58 months. It is expected that either all or a portion of the loan proceeds will be deposited with the Bank. The underlying ground lease will terminate upon termination of the lease purchase agreement. The Board of Education may prepay the loan at any time without penalty.

     The Bank's proposal is subject to, and conditioned upon, the ground lease, financing and lease/purchase agreements meeting the Bank's underwriting standards, approval of the transaction by the Bank's counsel and the execution by both parties of detailed loan and deposit agreements. It is further contingent upon the loan being guaranteed by the full faith and credit of the Bayonne Board of Education and the New Jersey Department of Education. The loan payments will be made from the Capital Reserve of the Early Childhood Program, a New Jersey government sponsored program operated by the Department of Education. Execution of the loan by the Bank is also contingent upon the receipt of guarantees and/or assurances of the Board of Education as to repayment of the loan in full in the event the Capital Reserve has insufficient funds, or is otherwise unable to repay the loan.

     This loan will be the Bank's largest loan to one borrower. At March 31, 1997, the Bank's largest loan to one borrower was $1.5 million. The Bank's loan-to-one-borrower limit was $7.5 million at June 1, 1997.



                                  RISK FACTORS

         The following risk factors, in addition to those discussed elsewhere in this Prospectus, should be considered by investors in deciding whether to purchase the Common Stock offered hereby.

EFFECTS OF REPOSITIONING INVESTMENT PORTFOLIO

         During fiscal 1997, the Bank experienced further compression of its interest rate spread, which was reduced to 1.99% for the year ended March 31, 1997, from 2.16% for the year ended March 31, 1996 and from 2.92% for the ten months ended March 31, 1995. This compression was due to both the rising interest rate environment and the Bank's interest rate risk position as a result of its significant investment in fixed-rate assets. The Bank began repositioning its investment portfolio during fiscal 1997 to place greater emphasis on improving it's interest rate risk position. During the 1997 fiscal year, the Bank sold intermediate- and short-term mutual funds totalling $71.5 million and U.S. Treasury securities totalling $25.0 million, which were earning below market interest rates, at a pre-tax loss of $2.8 million. The Bank used the proceeds from these sales to purchase $60.5 million of higher-yielding mortgage-backed securities, and to repay $50.0 million of FHLB advances that were outstanding as of March 31, 1996. These sales followed a sale in December 1995 of $25.0 million of FHLB structured dual index notes, which were paying below market interest rates. The fiscal 1996 sale resulted in a pre-tax loss of $2.5 million, or $1.6 million after taxes, but enabled the Bank to reinvest the proceeds in higher interest-earning assets.

         While the Bank has improved its interest rate risk position as a result of its efforts to reposition the investment portfolio, it is still sensitive to interest rate changes. As of March 31, 1997, the Bank's interest rate spread had increased to 2.43% from 1.89% at March 31, 1996. However, the Bank's securities available for sale portfolio totalled $290.6 million at March 31, 1997, comprising 50.4% of total assets at that date. Because securities available for sale are carried at market value, with unrealized gains and losses, net of income tax benefit, recorded as a separate component of stockholders' equity, the Bank's stockholders' equity is still subject to volatility during periods of changing interest rates as a consequence of the fluctuations in the market value of securities. Further, the Bank still maintains a substantial portfolio of fixed-rate mortgage-backed securities and mortgage loans, which contributes to the Bank's exposure to fluctuations in interest rates. See "-- Sensitivity to Increases in Interest Rates."


         The Bank does not anticipate any further significant sales of investment securities, since much of the remaining securities with unrealized losses are due to mature by 1999. In addition, $51.0 million of U.S. Treasury and Agency securities available for sale are due to mature by October 31, 1998, thereby affording the Bank the opportunity to reinvest those additional funds or further reduce borrowings. At March 31, 1997, the Bank had $6.8 million in net unrealized losses in its securities available for sale portfolio. There can be no assurances as to the actual gain or loss, if any, that will be incurred on these securities. Although the Bank has incurred significant losses in recent periods on the sale of securities, such sales are consistent with the Bank's overall objective of reducing its interest rate risk exposure and improving earnings and stockholders' equity over the long term.


SENSITIVITY TO INCREASES IN INTEREST RATES

         The Bank's profitability, like that of most financial institutions, is dependent to a large extent upon its net interest income, which is the difference between its interest income on interest-earning assets, such as loans and investments, and its interest expense on interest-bearing liabilities, such as deposits and borrowings. One method of analyzing an institution's exposure to interest rate risk is by measuring the change in the institution's Net Portfolio Value ("NPV") under various interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. An NPV Ratio, in any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The sensitivity measure is the decline in the NPV Ratio, in basis points, caused by a 2% increase or decrease in rates, whichever produces a larger decline. The higher an institution's sensitivity measure is, the greater its exposure to interest rate risk is considered to be. As of March 31, 1997, the Bank's sensitivity measure, as measured by the OTS, indicated that a 2% increase in interest rates would cause a 315 basis point decline in the Bank's NPV Ratio. This NPV Ratio sensitivity measure exceeds the thresholds at which the Bank could be required to hold additional risk- based capital under OTS regulations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Management of Interest Rate Risk -- Net Portfolio Value" and "Regulation - - Federal Regulation of Savings Institutions -- Capital Requirements".

         The Bank's recent results of operations were adversely affected by the increase in interest rates experienced during 1995 and 1996, and by the increase in the Bank's short-term borrowings and fixed-rate mortgage loans and mortgage-backed securities. In particular, the Bank's liabilities have repriced from an average cost of 4.00% for the year ended May 31, 1994 to 4.87% for the year ended March 31, 1997s. Conversely, the average yield earned on interest-earning assets has only increased 34 basis points over the same time period, from 6.52% for the year ended May 31, 1994, to 6.86% for the year ended March 31, 1997. This upward repricing of liabilities, without a corresponding upward repricing of assets, has resulted in the compression in the Bank's average interest rate spread, which was reduced to 1.99% for the year ended March 31, 1997, from 2.52% for the year ended May 31, 1994, and in its net interest margin, which was reduced to 2.28% from 2.71% for the same periods. The Bank's interest rate spread increased, however, to 2.43% at March 31, 1997 from 1.89% at March 31, 1996 as a result of the Bank's repositioning of its investment portfolio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Management of Interest Rate Risk."

         Despite the Bank's recent improvement in its interest rate spread, net interest income could still be adversely affected in a rising interest rate environment, as liabilities would continue to reprice to higher market rates more quickly than assets. This effect would be compounded because the prepayment speeds of the Bank's long-term fixed-rate assets would decrease in a rising interest rate environment. At March 31, 1997, $116.1 million, or 51.0% of the Bank's $227.4 million of mortgage-backed securities had fixed-rates of interest. In addition, $156.7 million, or 79.2%, of the Bank's one- to four- family mortgage loans had fixed-rates of interest. To reduce the Bank's exposure to interest rate risk in a changing interest rate environment, the Bank has more recently sought to invest in mortgage securities that have adjustable rates and/or relatively short expected terms, and to offer fixed-rate one- to four-family mortgage loans with terms of 15 years or less and adjustable-rate one- to four-family mortgage loans. See "Business of the Bank - Lending Activities" and "--Investment Activities."

INCREASED RISKS ASSOCIATED WITH FIXED-RATE ASSETS

         The Bank's profitability may be affected by its substantial investment in fixed-rate assets. At March 31, 1997, the Bank held in portfolio $156.7 million in fixed-rate one- to four-family mortgage loans, which comprised 79.2% of the Bank's total one- to four-family mortgage loans and 27.2% of total assets. Although the Bank's loans are underwritten according to standards that qualify such loans for resale, the Bank has not sold any mortgage loans since 1989. When added to the Bank's $116.1 million in fixed-rate mortgage-backed securities, at least 47.3% of the Bank's assets have fixed-rates of interest, which could have an adverse impact on operations in a rising interest rate environment. See "--Sensitivity to Increases in Interest Rates." In addition, increases in interest rates can also affect the amount of loans originated by the Bank and, thus, the amount of loan and commitment fees generated by the Bank. Increases in interest rates also tend to slow prepayments on fixed-rate loans, thereby limiting the amount of funds available to the Bank to invest in higher interest-earning assets. The Bank has sought to reduce its interest rate risk exposure of holding a substantial amount of fixed-rate assets by purchasing adjustable-rate mortgage-backed securities and selling fixed-rate mortgage-backed securities. In addition, the Bank offers fixed-rate loans with terms of 15 years or less, as well as adjustable-rate mortgages. During the year ended March 31, 1997, the Bank originated $28.6 million of one- to four-family mortgage loans. Of those loans, $9.4 million, or 32.9%, were fixed-rate loans with terms of 15 years or less, and $12.8 million, or 44.8% were adjustable-rate loans. The Bank's ability to originate shorter-term and adjustable-rate loans in the future, however, will depend upon market interest rates and consumer demand for such loans. Therefore, there can be no assurances that the Bank will be able to substantially increase its shorter-term and adjustable-rate loan portfolios. See "Business of the Bank - Lending Activities."

RECENT DECLINE IN OPERATING RESULTS


         Over the past two fiscal years, the Bank has experienced a decline in its operating results and earnings performance ratios. For the years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995, the Bank's net income/(loss) totalled ($3.2 million), $615,000 and $2.2 million, respectively, resulting in a return on average assets of (0.52%), 0.11% and 0.52%, respectively, and a return on average equity of (6.56%), 1.2% and 7.06%, respectively. The decline in net income has primarily been attributable to the losses incurred on the sale of investment securities in fiscal 1996 and 1997. Losses on the sale of securities for the years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995 totalled $2.9 million, $2.2 million and $547,000, respectively. The Bank does not anticipate any additional significant losses on the sale of securities. See " --Sensitivity to Increases in Interest Rates."

         Other operating expenses have also increased in recent years, due in part to certain non-recurring items. Operating results for the year ended March 31, 1997 were adversely impacted by the one-time SAIF Special Assessment of $2.9 million to recapitalize the SAIF insurance fund. In addition, between May 31, 1993 and March 31, 1997, compensation and employee benefits expense increased 74.8%, to $7.2 million for the year ended March 31, 1997, from $4.1 million for the year ended May 31, 1993. For the year ended March 31, 1997, compensation and employee benefits expense comprised 61.6% of total operating expenses (excluding the impact of the SAIF Special Assessment of $2.9 million during the year). A significant portion of this increase in expense resulted from the implementation of employee stock benefit plans in connection with the Bank's 1995 MHC Reorganization. The Bank also provided an additional $1.8 million in employee benefit expense during fiscal 1997 to provide for one-time, lump sum retirement benefit payments for two executive officers, thereby eliminating future obligations under the Bank's supplemental executive retirement agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Financial Condition at March 31, 1997 and 1996." The Bank expects that compensation expense will increase in future periods due to the implementation of additional stock benefit plans in connection with the Conversion and Reorganization. See "Management of the Bank--New Benefits Resulting from the Conversion and Reorganization.


         Although recent results have been significantly affected by sales of investment securities, the effects of such sales have not yet been fully realized. At March 31, 1997, however, the Bank's interest rate spread had increased to 2.43%, from 1.89% at March 31, 1996, beginning to reflect the results of the Bank's repositioning. Despite this improvement, there can be no assurances as to the earnings performance of the Bank in the near future. The Bank's significant fixed-rate investment securities and loan portfolios expose it to interest rate risk in a rising interest rate environment. Furthermore, the increase in stockholders' equity resulting from the Conversion and Reorganization is likely to have a negative impact on the return on stockholders' equity until such time as the Bank can effectively deploy all of the proceeds of the Offerings. Finally, any expansion by the Bank through its branch franchise and the developments of new loan and deposit products will increase operating expenses. Such increases cannot be estimated at this time.

WEAKNESSES IN LOCAL ECONOMY


         In the late 1980s and early 1990s, due in part to the effects of a prolonged decline in the national and regional economy, layoffs in the financial services industry and corporate relocations, New Jersey experienced reduced levels of employment. These events, in conjunction with a surplus of available commercial and residential properties, resulted in an overall decline during this period in the underlying values of properties located in New Jersey. However, New Jersey's real estate market has stabilized in recent periods. Nevertheless, despite the modest economic improvement, certain demographics of the Bank's primary market area have continued to adversely affect its ability to generate loans. The Bank's market area primarily consists of mature, fully developed communities. The population of Bayonne is declining and new housing starts in the Bank's primary market area are lower than those in the state of New Jersey generally. These factors, along with the highly competitive market in which the Bank operates, has contributed to a decline in originations of new mortgage loans in recent periods. For the years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995, the Bank originated $28.6 million, $18.2 million and $42.8 million of one- to four-family residential loans, respectively. Repayments were $32.9 million, $26.3 million and $24.0 million, respectively, for the same periods. The Bank's total loan portfolio has also declined in the 1990s, from a high of $286.5 million at May 31, 1990, representing 53.8% of total assets, to a low of $193.9 million at May 31, 1994, representing 35.4% of total assets. At March 31, 1997, total loans receivable had increased to $240.6 million, equalling 41.7% of total assets.


         In addition, the Bank's total deposits have decreased 7.8% since May 31, 1993, from $481.7 million to $444.1 million at March 31, 1997. This decline is reflective of both the declining Bayonne population, as well as a shift of funds generally from thrift institutions to credit markets and mutual funds. The Bank also expects to experience a run-off of deposits when approximately $45 million of ten-year certificates of deposit yielding 10% mature by April 1998.

         Diminished mortgage lending and deposit opportunities in the Bank's primary market area may exist for the foreseeable future, preventing the Bank from achieving significant growth within its primary market area. In an effort to address diminished mortgage loan demand and a reduced deposit base, the Bank is seeking to expand its market area and the loan and deposit products it offers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Business Strategy," "Business of the Bank - Lending Activities" and "--Sources of Funds."

COMPETITION

         The Bank is headquartered in the City of Bayonne, which is located in Hudson County in northeastern New Jersey. The Bank currently conducts its business from its main office and three branch offices, all of which are located in Bayonne. The Bank faces significant competition both in making loans and in attracting deposits. While its lending area extends throughout New Jersey, most of the Bank's mortgage loans are secured by properties located in Hudson County, with a predominance of such properties located in the City of Bayonne. The State of New Jersey has a high density of financial institutions, many of which have a state-wide or regional presence, and, in some cases, a national presence, all of which are competitors of the Bank to varying degrees. The Bank's competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations and credit unions, many of which are significantly larger than the Bank and, therefore, have greater financial and marketing resources than those of the Bank. The Bank faces additional competition for deposits from short-term money market funds, other corporate and government securities funds and from other financial institutions such as brokerage firms and insurance companies. Such competition may limit the growth and profitability of the Bank in the future. See "Business of the Bank -- Market Area and Competition."




FINANCIAL INSTITUTION REGULATION AND POSSIBLE LEGISLATION

         The Bank is subject to extensive regulation and supervision as a savings institution. In addition, the Company, as a savings and loan holding company, will be subject to extensive regulation and supervision. Such regulations, which affect the Bank on a daily basis, may be changed at any time, and the interpretation of the relevant law and regulations is also subject to change by the authorities who examine the Bank and interpret those laws and regulations. Any change in the regulatory structure or the applicable statutes or regulations, whether by the New Jersey Department of Banking (the "Department"), the OTS, the FDIC or the Congress, could have a material impact on the Company, the Bank, its operations or the Conversion and Reorganization. See "Regulation."

         Recently enacted legislation provides that the Bank Insurance Fund ("BIF") and SAIF will merge on January 1, 1999 if there are no more savings associations as of that date. Several bills have been introduced in the current Congress that would eliminate the federal thrift charter and the OTS. The bills would require that all federal savings associations convert to national banks or state depository institutions by no later than January 1, 1998 in one bill and June 30, 1998 in the other, and would treat all state savings associations as state banks for purposes of federal banking laws. Subject to a narrow grandfathering, all savings and loan holding companies would become subject to the same regulation as bank holding companies under the pending legislative proposals. Under such proposals, any lawful activity in which a savings association was engaged would be permitted for up to two years following the effective date of its conversion to the new charter, with two additional one-year extensions which could be granted at the discretion of the regulator. Additionally, such proposals would grandfather existing thrift intrastate and interstate branches which were operated as branches or in the process of being established on January 1, 1997 or January 7, 1997, respectively. The legislative proposals would also abolish the OTS and transfer its functions to the federal bank regulators with respect to the institutions and to the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") with respect to the regulation of holding companies. The Bank is unable to predict whether the legislation will be enacted or, given such uncertainty, determine the extent to which the legislation, if enacted, would affect its business. The Bank is also unable to predict whether the SAIF and BIF funds will eventually be merged.

STOCK-BASED BENEFITS TO MANAGEMENT AND DIRECTORS, EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL PAYMENTS


         Stock Programs. The Company intends to seek stockholder approval of certain stock programs (the "Stock Programs") which it intends to adopt for the benefit of non-employee directors, officers and employees of the Company and the Bank at a meeting of stockholders following the Conversion, which under current OTS regulations may be held no earlier than six months after completion of the Conversion. Assuming the receipt of stockholder approval, the Company expects to acquire Common Stock on behalf of the Stock Programs in an amount equal to 4% of the Conversion Stock sold in the Conversion or 125,200 shares and 169,360 shares at the minimum and maximum of the Estimated Price Range, respectively. These shares will be acquired either through open market purchases or from authorized but unissued Common Stock. Based on a market value of $10.00 per share and the minimum and maximum of the Estimated Price Range, the aggregate market value of Common Stock intended to be distributed under the Stock Programs would be $1.3 million to $1.7 million. See "- Possible Dilutive Effect of Stock Programs and Stock Options." Although no specific award determinations have been made, the Company anticipates that it will provide awards to its directors and employees to the extent permitted by applicable regulations. Current OTS regulations provide that no individual may receive more than 25% of the shares of any plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate, of the shares awarded under any plan. These shares will be awarded at no cost to the recipients. See "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization - Stock Programs."

         Stock Option Plans. The Company also intends to seek stockholder approval of a benefit plan or plans which would provide options to purchase Common Stock to officers, employees and non-employee directors (the "Stock Option Plans") at a meeting of stockholders following the Conversion, which under current OTS regulations may be held no earlier than six months after completion of the Conversion. Although no specific determinations have been made, assuming the receipt of stockholder approval, the Company expects that executive officers and directors will be granted options to purchase an amount of authorized but unissued Common Stock or treasury stock, if any, equal to 10% of the Conversion Stock issued in the Conversion or 313,000 shares and 423,400 shares at the minimum and maximum of the Estimated Price Range. Under the Stock Option Plans, the exercise price will be equal to the fair market value of the underlying Common Stock on the date of grant. Such options will permit such officers and directors to benefit from any increase in the market value of the shares in excess of the exercise price at the time of exercise. Officers and directors receiving such options will not be required to pay for the shares until the date of exercise. See "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization - Stock Option Plans."

         The foregoing plans are in addition to a 1995 Stock Option Plan and a 1995 Recognition Plan which were adopted by the Bank in connection with the 1995 MHC Reorganization and subsequently approved by the stockholders of the Bank. These plans will continue in existence after the Conversion and Reorganization as plans of the Company. See "Management of the Bank - Benefit Plans" and "The Conversion and Reorganization - Effect on Existing Compensation Plans."

         Employee Stock Ownership Plan. In addition, the Bank's existing ESOP, which was adopted in connection with the 1995 MHC Reorganization and which has previously purchased 108,641 Public Bank Shares, intends to purchase 8.0% of the Conversion Stock to be issued in the Offerings (338,720 shares or $3.4 million of Conversion Stock at the maximum of the Valuation Price Range) with a loan funded by the Company, if such loan is not made by a third party. See "Use of Proceeds" and "Management of the Bank - Benefit Plans - Employee Stock Ownership Plan."

         Employment Contracts, Change In Control Provisions and Employee Severance Compensation. The Bank and the Company intend to enter into employment or severance agreements with certain executive officers of the Company and the Bank, which agreements provide for severance payments if their respective employment is terminated in connection with a change in control of the Bank or the Company. In addition, the Bank intends to adopt a severance plan for employees that would provide for severance payments for employees that are terminated in connection with a change in control. See "Restrictions on Acquisition of the Company and the Bank - Restrictions in the Company's Certificate of Incorporation and Bylaws," "Management of the Bank - Employment Agreements," "--Change-in-Control Agreements," "--Employee Severance Compensation Plan."


POSSIBLE DILUTIVE EFFECT OF STOCK PROGRAMS AND STOCK OPTIONS


         Following the Conversion, the Stock Programs, if approved by the stockholders of the Company, will acquire an amount of shares equal to 4% of the shares of Conversion Stock issued in the Conversion, either through open market purchases or the issuance of authorized but unissued shares of Common Stock from the Company. If the Stock Programs are funded by the issuance of authorized but unissued shares, the voting interests of then-existing shareholders will be diluted by 3.8%. Also following the Conversion, directors, officers and employees will be granted options, if the Stock Option Plans are approved by the stockholders of the Company. Although no specific determinations have been made, the Company expects that executive officers and directors will be granted options to purchase authorized but unissued shares in an amount equal to 10% of the Conversion Stock issued in the Conversion. Under certain circumstances, such options may be exercised and sold on the same day, thereby eliminating any risk to officers and directors in exercising options in the event that the market price exceeds the exercise price. If all of the options were to be exercised using authorized but unissued Common Stock and the Stock Programs were funded with authorized but unissued shares, the voting interests of existing stockholders would be diluted by 12.3%.

         The Bank also has adopted and maintains the 1995 Stock Option Plan, which reserves for issuance 135,802 shares of Bank Common Stock. As of March 31, 1997, 3,168 shares had been issued as a result of the exercise of options granted under such option plan. Upon consummation of the Conversion and Reorganization, these plans will become plans of the Company and Common Stock will be issued in lieu of Bank Common Stock pursuant to the terms of such plans, as adjusted to reflect the exchange of options in connection with the Conversion and Reorganization. See "Management of the Bank - Benefit Plans."


EFFECT OF PURCHASE LIMITATIONS ON ABILITY OF PUBLIC STOCKHOLDERS TO PURCHASE CONVERSION SHARES


         The OTS has required that the overall maximum purchase limitation contained in the Plan of Conversion include Exchange Shares to be issued to Public Stockholders for their Public Bank Shares. As a result, certain holders of Public Bank Shares may be limited in their ability to purchase Conversion Stock in the Offerings. For example, a Public Stockholder who receives Exchange Shares in an amount equal to or exceeding 3.0% of the Conversion Stock offered will not be able to purchase shares of Conversion Stock in the Offerings. Similarly, a Public Stockholder who qualifies as an Eligible Account Holder and receives 110,460 Exchange Shares, assuming the midpoint of the Estimated Price Range, will not be able to participate as a first priority purchaser in the Subscription Offering. See "The Conversion and Reorganization -- Limitations on Conversion Stock Purchases."


CERTAIN ANTI-TAKEOVER PROVISIONS WHICH MAY DISCOURAGE TAKEOVER ATTEMPTS

         Provisions in the Company's and the Bank's Governing Instruments. Certain provisions of the Company's Certificate of Incorporation and Bylaws, particularly a provision limiting voting rights, and the Bank's Stock Certificate of Incorporation and Bylaws, as well as certain federal regulations, assist the Company in maintaining its status as an independent publicly owned corporation. These provisions provide for, among other things, supermajority voting on certain matters, staggered boards of directors, non-cumulative voting for directors, limits on the calling of special meetings, limits on voting shares in excess of 10% of the outstanding shares, and certain uniform price provisions for certain business combinations. The Bank's Stock Certificate of Incorporation also prohibits, for five years, the acquisition or offer to acquire, directly or indirectly, the beneficial ownership of more than 10% of the Bank's equity securities. Any person violating this restriction may not vote the Bank's securities in excess of 10%. These provisions in the Bank's and the Company's governing instruments may discourage potential proxy contests and other potential takeover attempts, particularly those which have not been negotiated with the Board of Directors, and thus, generally may serve to perpetuate current management. For a more detailed discussion of these provisions, see "Restrictions on Acquisition of the Company and the Bank."


         Voting Control of Officers and Directors. Directors and executive officers of the Bank and the Company expect to hold approximately 6.0% or 7.7% of the shares of Common Stock to be outstanding upon completion of the Conversion and Reorganization, based upon the minimum and the maximum of the Estimated Price Range, respectively, exclusive of shares that may be attributable to directors and officers through the existing and future Stock Programs, the Stock Options Plans and the ESOP. Management's potential voting control could, together with additional stockholder support, defeat stockholder proposals requiring 80% approval of stockholders. As a result, this potential voting control may preclude takeover attempts that certain stockholders deem to be in their best interest and may tend to perpetuate existing management. See "Restrictions on Acquisition of the Company and the Bank Restrictions in the Company's Certificate of Incorporation and Bylaws."

POSSIBLE INCREASE IN ESTIMATED PRICE RANGE AND NUMBER OF SHARES ISSUED


         The number of shares to be sold in the Conversion may be increased as a result of an increase in the Estimated Price Range of up to 15% to reflect changes in market and financial conditions following the commencement of the Subscription and Community Offerings. In the event that the Estimated Price Range is so increased, it is expected that the Company will issue up to 4,870,000 shares of Conversion Stock at the Purchase Price for an aggregate purchase price of up to $48,700,000. An increase in the number of shares issued will decrease a subscriber's pro forma net earnings per share and stockholders' equity per share and will increase the Company's pro forma consolidated stockholders' equity and net earnings. Such an increase will also increase the Purchase Price as a percentage of pro forma stockholders' equity per share and net earnings per share.


POSSIBLE ADVERSE INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF SUBSCRIPTION RIGHTS

         The Bank has received an opinion of FinPro that subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have no value. However, this opinion is not binding on the IRS. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are deemed to have an ascertainable value, receipt of such rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders or Other Members who receive and/or exercise the subscription rights in an amount equal to such value. Additionally, the Bank could recognize a gain for tax purposes on such distribution. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. See "The Conversion and Reorganization -- Effects of the Conversion and Reorganization" and "--Tax Aspects."

                            BAYONNE BANCSHARES, INC.


         The Company was organized in February 1997 at the direction of the Boards of Directors of the Mutual Holding Company and the Bank for the purpose of holding all of the capital stock of the Bank. The Company has applied to the OTS to become a savings and loan holding company, and, as such, will be subject to regulation by the OTS. See "The Conversion and Reorganization -- General." After completion of the Conversion and Reorganization, the Company will conduct business initially as a unitary savings and loan holding company. See "Regulation - Holding Company Regulation." Upon consummation of the Conversion and Reorganization, the Company's assets will consist of all of the outstanding shares of the Bank's capital stock issued to the Company in the Conversion and Reorganization and that portion of the net proceeds of the Offerings retained by the Company. The Company intends to use part of the net proceeds it retains to loan funds to the ESOP to enable the ESOP to purchase 8% of the aggregate of the Conversion Stock issued, and initially deposit the remaining proceeds with the Bank. See "Use of Proceeds." The Company and Bank may, however, alternatively choose to fund the ESOP through a loan to the ESOP trust by a third party financial institution.

         Initially, the Company will neither own nor lease any property, but will instead use the premises, equipment and furniture of the Bank. At the present time, the Company does not intend to employ any persons other than the officers set forth under "Management of the Company," but will utilize the support staff of the Bank from time to time. Additional employees will be hired as appropriate to the extent the Company expands its business in the future. The initial business activities of the Company will consist of investment in the Bank. The Company may in the future expand its business activities or services which it provides through existing or newly-formed subsidiaries or through acquisitions of other financial services providers. The initial activities of the Company are anticipated to be funded by the net proceeds retained by the Company and earnings thereon or, alternatively, through dividends from the Bank.

                            BAYONNE BANKSHARES M.H.C.


         The Mutual Holding Company is a federally-chartered mutual holding company which was chartered on January 6, 1995 in connection with the MHC Reorganization. The Mutual Holding Company's primary asset is 1,659,485 shares of Bank Common Stock, which represent 54.1% of the shares of Bank Common Stock outstanding as of the date of this Prospectus. The Mutual Holding Company's only other asset consists of a deposit account in the amount of $200,000 as of March 31, 1997 (which will become an asset of the Bank upon consummation of the Conversion and Reorganization). As part of the Conversion and Reorganization, the Mutual Holding Company will convert from mutual form to a federal interim stock savings institution and simultaneously merge with and into the Bank, with the Bank being the surviving entity.


                      FIRST SAVINGS BANK OF NEW JERSEY, SLA



         First Savings is a New Jersey chartered stock savings association that conducts its operations from its main office and three branch offices located in Bayonne, New Jersey. The Bank was originally chartered in 1889 and has been a member of the FHLB System since 1945. The Bank's deposits are insured by the FDIC under the SAIF. As a SAIF-insured, state-chartered savings association, the Bank is also regulated by the New Jersey Department of Banking and the OTS. At March 31, 1997, the Bank had total assets of $577.0 million, total deposits of $444.1 million, and stockholders' equity of $48.1 million. On January 6, 1995, the Bank, in the mutual form, reorganized from a New Jersey-chartered mutual savings association into Bayonne Bankshares, M.H.C., a federal mutual holding company, and concurrently formed the Bank, which succeeded to the name and operations of the Bank's mutual savings and loan association predecessor. In connection with the 1995 MHC Reorganization, First Savings transferred substantially all of its assets and liabilities to the Bank in exchange for 1,659,485 shares of Bank Common Stock and also sold an additional 1,358,015 shares of Bank Common Stock to certain members of the general public. As of March 31, 1997, there were 3,065,489 shares of Bank Common Stock issued and outstanding, of which 1,406,004 shares consisted of Public Bank Shares.

         The Bank is a community oriented savings institution that is primarily engaged in the business of attracting deposits from the general public in the Bank's market area, and investing such deposits in one-to four- family residential real estate mortgage loans, mortgage-backed securities and U.S. Government and Agency obligations. At March 31, 1997, one- to four-family residential mortgage loans totalled $197.8 million, comprising 34.3% of the Bank's total assets, while mortgage-backed securities totalled $223.0 million, or 38.6% of total assets, and U.S. Government and agency obligations totalled $69.9 million, or 12.1% of total assets. To a lesser extent, the Bank also invests in multifamily and commercial real estate loans, home equity loans, and passbook and other consumer loans. The Bank's principal sources of funds have been deposits, principal and interest payments on loans and mortgage-backed securities, funds from sales of investments and borrowings and reverse repurchase agreements. Principal sources of income have been interest received from loans, mortgage-backed securities and other investments. The Bank's principal expense has been interest paid on deposits, borrowings compensation and employee benefits, and SAIF deposit insurance premiums.



         The Bank's executive offices are located at 568 Broadway, Bayonne, New Jersey, and its telephone number at that location is (201) 437-1000.

                          REGULATORY CAPITAL COMPLIANCE

         At March 31, 1997, the Bank exceeded all regulatory capital requirements. See "Regulation - Federal Regulation of Savings Institutions - Capital Requirements." Set forth below is a summary of the Bank's compliance with regulatory capital standards as of March 31, 1997, on a historical and pro forma basis assuming that the indicated number of shares were sold as of such date, the issuance of Exchange Shares and receipt by the Bank of 50% of the net proceeds. For purposes of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the Stock Programs are deducted from pro forma regulatory capital.

                                                             FIRST SAVINGS BANK OF NEW JERSEY, SLA
                                                                  PRO FORMA AT MARCH 31, 1997
                                                              BASED UPON SALE AT $10.00 PER SHARE
                                                        -------------------------------------------------
                                                           3,130,000 SHARES           3,682,000 SHARES
                                                             (MINIMUM OF                (MIDPOINT OF
                                   HISTORICAL AT              ESTIMATED                  ESTIMATED
                                  MARCH 31, 1997             PRICE RANGE)               PRICE RANGE)
                               ---------------------    ----------------------     ----------------------
                                           PERCENT                   PERCENT                    PERCENT
                                              OF                        OF                         OF
                                AMOUNT    ASSETS(2)      AMOUNT     ASSETS(2)       AMOUNT     ASSETS(2)
                               ---------  ----------    ---------   ----------     --------    ----------
                                                        (DOLLARS IN THOUSANDS)
GAAP Capital(3)............     $52,415      9.02%        $63,544     10.73%        $65,590      11.03%
                                =======     =====         =======     =====         =======      =====
Tangible Capital:
     Capital Level.........     $52,260      8.99%        $63,389     10.70         $65,435      11.01%
     Requirement...........       8,718      1.50           8,885      1.50           8,915       1.50
                                -------     -----         -------     -----         -------      -----
     Excess................     $43,542      7.49%        $54,504      9.20%        $56,520       9.51%
                                =======     =====         =======     =====         =======      =====
Core Capital:
     Capital Level.........     $52,260      8.99%        $63,389     10.70%        $65,435      11.01%
     Requirement(4)........      17,436      3.00          17,769      3.00          17,831       3.00
                                -------     -----         -------     -----         -------      -----
     Excess................     $34,824      5.99%        $45,620      7.70%        $47,604       8.01%
                                =======     =====         =======     =====         =======      =====
Risk-Based Capital(5):
     Capital Level(5)......     $54,975     25.31%        $66,104     29.67%        $68,150      28.76%
     Requirement...........      17,379      8.00          17,824      8.00          18,960       8.00
                                -------     -----         -------     -----         -------      -----
     Excess................     $36,335     17.31%        $48,280     21.67%        $49,190      20.76%
                                =======     =====         =======     =====         =======      =====

                                                          4,870,000 SHARES
                                  4,234,000 SHARES            (15% ABOVE
                                    (MAXIMUM OF                 MAXIMUM
                                     ESTIMATED               OF ESTIMATED
                                    PRICE RANGE)            PRICE RANGE)(1)
                               ----------------------    ---------------------
                                            PERCENT                  PERCENT
                                               OF                       OF
                                AMOUNT     ASSETS(2)      AMOUNT    ASSETS(2)
                               ---------   ----------    ---------  ----------
                                           (DOLLARS IN THOUSANDS)
GAAP Capital(3)............      $67,637     11.34%        $69,996    11.69%
                                 =======     =====         =======    =====
Tangible Capital:
     Capital Level.........      $67,482     11.31%        $69,841    11.66%
     Requirement...........        8,946      1.50           8,981     1.50
                                 -------     -----         -------    -----
     Excess................      $58,536      9.81%        $60,860    10.16%
                                 =======     =====         =======    =====
Core Capital:
     Capital Level.........      $67,482     11.31%        $69,841    11.66%
     Requirement(4)........       17,892      3.00          17,963     3.00
                                 -------     -----         -------    -----
     Excess................      $49,590      8.31%        $51,898     8.66%
                                 =======     =====         =======    =====
Risk-Based Capital(5):
     Capital Level(5)......      $70,197     31.22%        $72,556    32.10%
     Requirement...........       17,988      8.00          18,082     8.00
                                 -------     -----         -------    -----
     Excess................      $52,209     23.22%        $54,474    24.10%
                                 =======     =====         =======    =====
 ----------------------------
(1)  As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the
     Subscription and Community Offerings.

(2)  Tangible capital levels are shown as a percentage of total adjusted assets.
     Core capital  levels are shown as a percentage  of total  adjusted  assets.
     Risk-based capital levels are shown as a percentage of risk-weighted assets.

(3) Excludes the $4.3 million unrealized loss on securities available for sale, net of taxes.

(4) The current OTS core capital requirement for savings associations is 3% of total adjusted assets. The OTS has proposed core capital requirements which would require a core capital ratio of 3% of total adjusted assets for thrifts that receive the highest supervisory rating for safety and soundness and a 4% to 5% core capital ratio requirement for all other thrifts. See "Regulation - Federal Regulation of Savings Institutions -
     Capital Requirements."

(5)  Assumes net proceeds are invested in assets that carry a 50% risk-weighting.


                                 USE OF PROCEEDS



         Although the actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion and Reorganization is completed, it is presently anticipated that the net proceeds from the sale of the Conversion Stock will be between $29.8 million and $40.6 million (or $46.9 million if the Estimated Price Range is increased by 15%). See "Pro Forma Data" and "The Conversion and Reorganization -- Stock Pricing and Exchange Ratio" as to the assumptions used to arrive at such amounts. The Company will be unable to utilize any of the net proceeds of the Offerings until the consummation of the Conversion and Reorganization.


         The Company will contribute to the Bank 50% of the net proceeds of the Offerings. Such portion of net proceeds will be added to the Bank's general funds which the Bank currently intends to utilize for general corporate purposes, including investment in one- to four-family residential mortgage loans and other loans, investment in federal funds, short-term, investment grade marketable securities and mortgage-backed securities and to fund the Stock Programs. The Bank may also use such funds to expand operations through the establishment or acquisition of branch offices, and the acquisition of other financial institutions or other financial services companies, including those located within the Bank's market area. To the extent the Stock Programs are not funded with authorized but unissued common stock of the Company, the Company or Bank may use net proceeds from the Conversion and Reorganization to fund the purchase of stock to be awarded under such Stock Programs. See "Risk Factors - Stock-Based Benefits to Management and Directors, Employment Contracts and Change in Control Payments" and "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization - Stock Options Plans" and "- Stock Programs."

         The Company intends to use a portion of the net proceeds to assume the existing loan to the ESOP and to loan additional funds to the ESOP to enable the ESOP to purchase 8% of the Conversion Stock issued in the Conversion. The Company and Bank may alternatively choose to fund the ESOP's stock purchases through a loan by a third party financial institution. Based upon the issuance of 3,130,000 shares or 4,234,000 shares at the minimum and maximum of the Estimated Price Range, the amount of the loan to the ESOP would be $2.5 million or $3.4 million, respectively (or $3.9 million if the Estimated Price Range is increased by 15%) to be repaid over a 15 year period at the prevailing prime rate of interest, which currently is 8.50%. See "Management of the Bank - Benefit Plans - Employee Stock Ownership Plan and Trust."


         The net proceeds retained by the Company may also be used to support the future expansion of operations through branch acquisitions, the establishment of branch offices and the acquisition of smaller savings associations and commercial banks or their assets, including those located within the Bank's market area or diversification into other banking related businesses. The Company has no current arrangements, understandings or agreements regarding any such transactions. The Company, upon the Conversion and Reorganization, will be a unitary savings and loan holding company, which under existing laws would generally not be restricted as to the types of business activities in which it may engage, provided that the Bank continues to be a qualified thrift lender ("QTL"). See "Risk Factors - Financial Institution Regulation and Possible Legislation," for a discussion of certain proposed changes to the activities restrictions applicable to the Company and "Regulation
- Holding Company Regulation" for a description of certain regulations currently applicable to the Company.

         Upon completion of the Conversion and Reorganization, the Board of Directors of the Company will have the authority to adopt stock repurchase plans, subject to statutory and regulatory requirements. Unless approved by the OTS, the Company, pursuant to OTS regulations, will be prohibited from repurchasing any shares of the Common Stock for three years except (i) for an offer to all stockholders on a pro rata basis, or (ii) for the repurchase of qualifying shares of a director. Notwithstanding the foregoing and except as provided below, beginning one year following completion of the Conversion, the Company may repurchase its Common Stock so long as: (i) the repurchases within the following two years are part of an open-market program not involving greater than 5% of its outstanding capital stock during a twelve-month period; (ii) the repurchases do not cause the Bank to become "undercapitalized" within the meaning of the OTS prompt corrective action regulation; and (iii) the Company provides to the Regional Director of the OTS no later than ten days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. See "Regulation - Prompt Corrective Regulatory Action."

         Based upon facts and circumstances following the Conversion and subject to applicable regulatory requirements, the Board of Directors may determine to repurchase stock in the future. Such facts and circumstances may include but not be limited to: (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and the opportunity to improve the Company's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and (iii) any other circumstances in which repurchases would be in the best interests of the Company and its shareholders. In the event the Company determines to repurchase stock, such repurchases may be made at market prices which may be in excess of the Purchase Price in the Conversion. To the extent that the Company repurchases stock at market prices in excess of the per share book value, such repurchases may have a dilutive effect upon the interests of existing stockholders.

         Any stock repurchases will be subject to the determination of the Board of Directors that both the Company and the Bank will be capitalized in excess of all applicable regulatory requirements after any such repurchases and that such capital will be adequate, taking into account, among other things, the level of nonperforming and other risk assets, the Company's and the Bank's current and projected results of operations and asset/liability structure, the economic environment, tax and other considerations. See "The Conversion and Reorganization -- Certain Restrictions on Purchase or Transfer of Shares After Conversion."

                                 DIVIDEND POLICY

         Since the reorganization of the Bank and the formation of the MHC on January 6, 1995, the Bank has paid, in the aggregate, annual cash dividends on the Bank Common Stock of $.50 (50 cents) per share, which amounts to a quarterly dividend of $.125 per share. The Bank intends to continue to pay regular quarterly dividends through either the date of consummation of the Conversion and Reorganization (on a pro rata basis) or the end of the fiscal quarter during which the consummation of the Conversion and Reorganization occurs.

         Commencing with the first full quarter following consummation of the Conversion and Reorganization, the Board of Directors of the Company intends to declare cash dividends on the Common Stock at an initial quarterly rate equal to the amount of the existing quarterly dividend on the Bank Common Stock divided by the Exchange Ratio. Based upon the Estimated Price Range, the Exchange

Ratio is expected to be 1.885, 2.218, 2.550 and 2.933 at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively. Based upon the Exchange Ratio and the sale of Conversion Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, the Company expects to pay an initial quarterly dividend of $.066, $.056, $.049 and $.043 per share, respectively, following consummation of the Conversion and Reorganization. Declarations of dividends by the Company's Board of Directors will depend upon a number of factors, including the amount of the net proceeds from the Offerings retained by the Company, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's and the Bank's financial condition and results of operations, tax considerations and general economic conditions. Consequently, there can be no assurance that dividends will in fact be paid on the Common Stock or that, if paid, such dividends will not be reduced or eliminated in future periods. See "Dividend Policy" and "Market for the Common Stock."


         The Bank will not be permitted to pay dividends to the Company on its capital stock if its stockholders' equity would be reduced below the amount required for the liquidation account. See "The Conversion and Reorganization -- Liquidation Rights." For information concerning federal and state law and regulations which apply to the Bank in determining the amount of proceeds which may be retained by the Company and regarding a savings institution's ability to make capital distributions including payment of dividends to its holding company, see "Federal and State Taxation - Federal Taxation Distributions" and "Regulation - Federal Regulation of Savings Institutions -- Limitation on Capital Distributions."

         Unlike the Bank, the Company is not subject to OTS regulatory restrictions on the payment of dividends to its stockholders, although the source of such dividends will be dependent on the net proceeds retained by the Company and earnings thereon and may be dependent, in part, upon dividends from the Bank. The Company is subject, however, to the requirements of Delaware law, which generally limit dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital (generally defined as the aggregate par value of the outstanding shares of the Company's capital stock having a par value plus the amount of the consideration paid for shares of the Company's capital stock without par value) or, if there is no such excess, to its net profits for the current and/or immediately preceding fiscal year.



         Additionally, in connection with the Conversion and Reorganization, the Company and Bank have committed to the OTS that during the one-year period following the consummation of the Conversion and Reorganization, the Company will not take any action to declare an extraordinary dividend to stockholders which would be treated by recipient stockholders as a tax-free return of capital for federal income tax purposes without prior approval of the OTS.



                           MARKET FOR THE COMMON STOCK

         Although the Bank Common Stock is traded on the Nasdaq National Market, there is no established market for the Common Stock of the Company at this time. The Company has received conditional approval to have its Common Stock quoted on the Nasdaq National Market under the symbol "FSNJ." One of the requirements for quotation of the Common Stock on the Nasdaq National Market is that there be at least two market makers for the Common Stock. The Company will seek to encourage and assist at least two market makers to make a market in its Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. Although under no obligation to do so, Sandler O'Neill has informed the Company that it intends, upon the completion of the Conversion and Reorganization, to make a market in the Common Stock by maintaining bid and ask quotations and trading in the Common Stock so long as the volume of trading activity and certain other market making considerations justify it doing so. As of the date hereof, no other broker-dealers have agreed to act as market makers. While the Company has attempted to obtain commitments from broker-dealers to act as market makers, and anticipates that prior to the completion of the Conversion, it will be able to obtain a commitment from at least one other broker-dealer to act as market maker for the Common Stock, there can be no assurance there will be two or more market makers for the Common Stock. Additionally, the development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of the Company, the Bank or any market maker. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop or that, if developed, it will continue. The absence of an active and liquid trading market for the Common Stock could affect the price and liquidity of the Common Stock. At March 31, 1997, there were 3,065,489 shares of Bank Common Stock outstanding, including 1,406,004 Public Bank Shares, which were held of record by 1,371 shareholders. Since January 6, 1995, the Bank Common Stock has traded on the Nasdaq National Market under the symbol "FSNJ." Upon consummation of the Conversion and Reorganization, outstanding shares of Bank Common Stock will no longer be traded and will be exchanged for shares of Company Common Stock pursuant to the Exchange Ratio.


         The following table sets forth the high and low trading prices of the Bank's Common Stock subsequent to the completion of the 1995 MHC Reorganization, together with the cash dividends declared during the periods indicated.


                                                              CASH DIVIDENDS
                                 HIGH           LOW             DECLARED(1)
                            -------------   -----------   --------------------
    FISCAL YEAR ENDING
      MARCH 31, 1997
-------------------------
First Quarter                    $15.25        $13.75               $.125
Second Quarter                    16.00         14.00                .125
Third Quarter                     23.00         15.25                .125
Fourth Quarter                    24.50         21.00                .125


     FISCAL YEAR ENDED
      MARCH 31, 1996
-------------------------
First Quarter                    $13.75        $11.00               $.125
Second Quarter                    16.75         13.00                .125
Third Quarter                     19.50         16.75                .125
Fourth Quarter                    17.00         14.25                .125

     FISCAL YEAR ENDED
      MARCH 31, 1995
-------------------------
Fourth Quarter                   $11.38        $10.00(2)            $.125

------------------------


(1) The Mutual Holding Company has waived receipt of all dividends declared by the Bank. The aggregate amount of all dividends waived by the Mutual Holding Company is $1.9 million.


(2)  Represents the initial offering price in the Bank's 1995 MHC
     Reorganization.

                                 CAPITALIZATION

         The following table presents the unaudited historical consolidated capitalization of the Bank at March 31, 1997, and the pro forma consolidated capitalization of the Company after giving effect to the Conversion and Reorganization, based upon the sale of the number of shares indicated in the table and the other assumptions set forth under "Pro Forma Data."

                                                         COMPANY PRO FORMA BASED UPON SALE AT $10.00 PER SHARE
                                                    ----------------------------------------------------------------
                                                                                                        4,870,000
                                                      3,130,000       3,682,000        4,234,000         SHARES
                                                       SHARES          SHARES           SHARES         (15% ABOVE
                                                      (MINIMUM        (MIDPOINT        (MAXIMUM        MAXIMUM OF
                                                         OF               OF              OF            ESTIMATED
                                         BANK         ESTIMATED       ESTIMATED        ESTIMATED          PRICE
                                      HISTORICAL    PRICE RANGE)    PRICE RANGE)     PRICE RANGE)       RANGE)(1)
                                     ------------   -------------   -------------    -------------   ---------------
                                                                     (IN THOUSANDS)

Deposit accounts(2)................    $444,139         $444,139        $444,139         $444,139         $444,139
Borrowed funds.....................      75,000           75,000          75,000           75,000           75,000
Debt in connection with acquisition
   of shares of Common Stock by
   ESOP(3).........................         598              598             598              598              598
                                       --------         --------        --------         --------         --------
Total deposit accounts and
   borrowed funds..................    $519,737         $519,737        $519,737         $519,737         $519,737
                                       ========         ========        ========         ========         ========
Stockholders' equity:
   Preferred Stock, $.01 par value,
   2,000,000 shares
   authorized; none to be issued...    $     --         $     --        $     --         $     --         $     --
   Common Stock, $.01 par
       value, 22,000,000 shares
       authorized; shares to be
       issued as  reflected(4).....         307               58              68               78               90
   Additional paid-in capital(5)(6)      12,426           42,464          47,873           53,281           59,512
   Retained earnings(6)............      36,322           36,522          36,522           36,522           36,522
Less:
   Unearned Common Stock
   acquired by the 1995 ESOP(3)....       (598)            (598)           (598)            (598)            (598)
   Unearned Common Stock held
   by the 1995 Recognition and
   Retention Plan..................       (378)            (378)           (378)            (378)            (378)
   Common Stock to be acquired
   by the ESOP(7)..................          --          (2,504)         (2,946)          (3,387)          (3,896)
   Common Stock to be acquired
   by the Stock Programs(8)........          --          (1,252)         (1,473)          (1,694)          (1,948)
                                        -------          -------         -------          -------          -------
Total stockholders' equity.........     $48,079          $74,312         $79,068          $83,824          $89,304
                                        =======          =======         =======          =======          =======



                                                                                         (footnotes continued on next page)


-------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.

(2) Does not reflect withdrawals from deposit accounts for the purchase of Common Stock in the Conversion. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3)  Assumes that the existing loan to the ESOP remains outstanding.


(4) Assumes (i) that the 1,406,004 Public Bank Shares outstanding at March 31, 1997 are converted into 2,650,318, 3,118,517, 3,585,310 and 4,123,810
     Exchange Shares at the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, respectively, and (ii) that no fractional shares of Exchange Shares will be issued by the Company. No effect has been given to the issuance of additional shares of Common Stock pursuant to existing and proposed stock option plans. See "Pro Forma Data," "Management of the Bank -- Benefit Plans." Reflects par value of $.10 per share for the Bank's common stock, and par value of $.01 per share for the Company's Common Stock.

(5) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Company's Stock Option Plans intended to be adopted by the Company and presented for approval of stockholders at a meeting of stockholders following the Conversion. If approved by the stockholders of the Company, an amount equal to 10% of the shares of Conversion Stock issued in the Conversion will be reserved for issuance upon the exercise of options to be granted under the Stock Option Plans. See "Risk Factors - Possible Dilutive Effect of Stock Programs and Stock Options," Footnote 3 to the table under "Pro Forma Data" and "Management of the Bank -- New Benefits Resulting from the Conversion and Reorganization -- Stock Option Plans."

(6) The pro forma retained earnings include $200,000 of assets from the Mutual Holding Company. The pro forma additional paid-in capital and retained earnings reflect a restriction of the original retained earnings of the Bank prior to the MHC Reorganization. The retained earnings of the Bank will be substantially restricted after the Conversion and Reorganization by virtue of the liquidation account to be established in connection with the Conversion and Reorganization. See "The Conversion and Reorganization -- Liquidation Rights" and "Regulation - Federal Regulation of Savings Institutions -- Limitations on Capital Distributions."

(7) Assumes that 8% of the aggregate of the Conversion Stock issued in the Conversion will be purchased by the ESOP and that the funds used to acquire such shares will be borrowed from the Company. The Common Stock acquired by the ESOP is reflected as a reduction of stockholders' equity. See "Management of the Bank - Benefit Plans - Employee Stock Ownership Plan and Trust."

(8) Assumes that, subsequent to the Conversion, an amount equal to 4% of the shares of Conversion Stock issued in the Conversion is purchased by the Stock Programs through open market purchases. The Common Stock purchased by the Stock Programs is reflected as a reduction of stockholder's equity. Implementation of the Stock Programs is subject to the approval of the Company's stockholders at a meeting following the Conversion and Reorganization. See "Risk Factors - Possible Dilutive Effect of Stock Programs and Stock Options," Footnote 2 to the table under "Pro Forma Data" and "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization -- Stock Programs."

                                 PRO FORMA DATA



         The actual net proceeds from the sale of the Conversion Stock cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $29.8 million and $40.6 million (or $46.9 million in the event the Estimated Price Range is increased by 15.0%) based upon the following assumptions: (i) 100% of the shares of Conversion Stock will be sold in the Subscription Offering to Eligible Account Holders; (ii) directors, officers and employees of the Bank and members of their immediate families (collectively, "Insiders") will purchase an aggregate of $1.1 million of Common Stock; (iii) Sandler O'Neill will receive a fee equal to 2.0% of the aggregate Purchase Price of shares sold in the Subscription Offering and in the Community Offering, excluding shares purchased by directors, officers, employees and any immediate family member thereof and the ESOP for which Sandler O'Neill will not receive a fee; and (iv) Conversion expenses, excluding the marketing fees paid to Sandler O'Neill, will be approximately $945,000. Actual Conversion expenses may vary from those estimated.


         Pro forma consolidated net income/(loss) of the Company for the year ended March 31, 1997, has been calculated as if the Conversion Stock had been sold (and the Exchange Shares issued) at the beginning of the respective periods and the net proceeds had been invested at 6.02%, the one-year Treasury note rate at March 31, 1997. The Treasury yield was used on the reinvestment of proceeds because it reflects a more achievable rate of return than the arithmetic average of the average yield of the Bank's interest-earning assets and cost of deposits, which was 5.94% at March 31, 1997. The table below does not reflect the effect of withdrawals from deposit accounts for the purchase of Conversion Stock or the effect of any possible use of the net Conversion proceeds. The pro forma after-tax yield for the Company and the Bank is assumed to be 3.79% for the year ended March 31, 1997 based on an effective tax rate of 37.0%. Historical and pro forma net earnings per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock issued, as adjusted to give effect to the purchase of shares by the ESOP. Historical and pro forma stockholders' equity per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of Common Stock issued.


         Pro forma consolidated net income of the Company for the year ending March 31, 1997 includes the SAIF Special Assessment, a non-recurring loss on the sale of securities from the available for sale portfolio and a one-time employee benefit provision. A net income adjustment of $5.6 million for these events would result in net earnings of $3.1 million, $3.3 million, $3.4 million and $3.6 million; net earnings per share of $0.58, $0.51, $0.46 and $0.43; and an offering price as a percentage of stockholders' equity of 77.82x, 85.98x, 93.20x and 100.70x at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively.



         The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma consolidated stockholders' equity represents the difference between the stated amount of assets and liabilities of the Company. The pro forma stockholders' equity is not intended to represent the fair market value of the Common Stock and may be greater than amounts that would be available for distribution to stockholders in the event of liquidation.


         The following table summarizes historical data of the Bank and pro forma data of the Company at or for the year ended March 31, 1997 based on the assumptions set forth above and in the table and should not be used as a basis for projections of market value of the Common Stock following the Conversion and Reorganization. The tables below give effect to the Stock Programs, which are expected to be adopted by the Company following the Conversion and Reorganization and presented to stockholders for approval at a meeting of stockholders. See Footnote 2 to the table and "Management of the Bank -

New Benefits Resulting from the Conversion and Reorganization - Stock Programs." No effect has been given in the table to the possible issuance of additional shares reserved for future issuance pursuant to the Stock Option Plans to be adopted by the Board of Directors of the Company and presented to stockholders for approval at a meeting of stockholders, nor does book value give any effect to the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders or, in the event of liquidation of the Bank, to the tax effect of the bad debt reserve and other factors. See Footnote 3 to the table below, "The Conversion and Reorganization -- Liquidation Rights" and "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization - Stock Option Plans."


                                                                             AT OR FOR THE YEAR ENDED MARCH 31, 1997
                                                               ---------------------------------------------------------------------
                                                                 3,130,000       3,682,000         4,234,000          4,870,000
                                                                SHARES SOLD     SHARES SOLD       SHARES SOLD        SHARES SOLD
                                                                 AT $10.00       AT $10.00         AT $10.00        AT $10.00 PER
                                                                 PER SHARE       PER SHARE         PER SHARE          SHARE (15%
                                                                 (MINIMUM        (MIDPOINT          (MAXIMUM        ABOVE MAXIMUM
                                                               OF ESTIMATED     OF ESTIMATED      OF ESTIMATED       OF ESTIMATED
                                                               PRICE RANGE)     PRICE RANGE)      PRICE RANGE)     PRICE RANGE)(6)
                                                               -------------   --------------    --------------   ------------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Gross proceeds.............................................        $31,300          $36,820            $42,340            $48,700
Less:    Offering expenses and commissions.................         (1,511)          (1,612)            (1,714)            (1,831)
                                                                   -------          -------            -------            -------
Estimated net proceeds.....................................         29,780           35,208             40,626             46,869
Less:    Common Stock purchased by ESOP....................         (2,504)          (2,946)            (3,387)            (3,896)
         Common Stock purchased by Stock Programs..........         (1,252)          (1,473)            (1,694)            (1,948)
                                                                   -------          -------            -------            -------
Estimated net proceeds, as adjusted........................        $26,033          $30,789            $35,545            $41,025
                                                                   =======          =======            =======            =======
Consolidated net earnings:
 Historical................................................        $(3,215)         $(3,215)           $(3,215)           $(3,215)
 Pro forma earnings on net proceeds, as adjusted...........            987            1,167              1,347              1,565
 Less:    Pro forma ESOP adjustment(2).....................           (105)            (124)              (142)              (164)
          Pro forma Stock Programs adjustment(3)...........           (158)            (186)              (213)              (245)
                                                                   -------          -------            -------            -------
   Pro forma net earnings..................................        $(2,491)         $(2,358)           $(2,233)           $(2,069)
                                                                   =======          =======            =======            =======
Per share net earnings (loss):
 Historical................................................         $(0.60)          $(0.51)            $(0.44)            $(0.38)
 Pro forma earnings on net proceeds, as adjusted...........           0.19             0.19               0.19               0.19
 Less:    Pro forma ESOP adjustment(2).....................          (0.02)           (0.02)             (0.02)             (0.02)
          Pro forma Stock Programs adjustment(3)...........          (0.03)           (0.03)             (0.03)             (0.03)
                                                                   -------          -------            -------            -------
   Pro forma net earnings (loss) per share.................        $ (0.46)         $ (0.37)           $ (0.30)           $ (0.24)
                                                                   =======          =======            =======            =======
Stockholders' equity:
 Historical................................................        $48,079          $48,079            $48,079            $48,079
 Estimated net proceeds....................................         29,789           35,208             40,626             47,869
 Plus:    Assets consolidated from MHC.....................            200              200                200                200
 Less:    Common Stock acquired by ESOP(2).................         (2,504)          (2,946)            (3,387)            (3,896)
          Common Stock acquired by Stock Programs(3).......         (1,252)          (1,473)            (1,694)            (1,948)
                                                                   -------          -------            -------            -------
   Pro forma stockholders' equity(1)(2)(3)(4)(5)...........        $74,312          $79,068            $83,824            $89,304
                                                                   =======          =======            =======            =======
Stockholders' equity per share:
 Historical................................................        $  8.32          $  7.07            $  6.15            $  5.35
 Estimated net proceeds....................................           5.15             5.18               5.20               5.21
 Plus:    Assets consolidated from MHC.....................           0.03             0.03               0.03               0.02
 Less:    Common Stock acquired by ESOP(2).................          (0.43)           (0.43)             (0.43)             (0.43)
          Common Stock acquired by Stock Programs(3).......          (0.22)           (0.22)             (0.22)             (0.22)
                                                                   -------          -------            -------            -------
   Pro forma stockholders' equity per share(1)(2)(3)(4)(5).        $ 12.86          $ 11.63            $ 10.73            $  9.93
                                                                   =======          =======            =======            =======
Offering price as a percentage of pro forma
  stockholders' equity per share...........................         77.82%           85.98%             93.20%            100.70%
Offering price to pro forma net earnings (loss) per share..          N/M              N/M                N/M                N/M



                                                                                 (footnotes continued on next page)

-----------


(1) It is assumed that 8% of the shares of Conversion Stock issued in the Conversion, will be purchased by the ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from the Company. The amount to be borrowed is reflected as a reduction of stockholders' equity. The Bank intends to make annual contributions to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The Bank's total annual payment of the ESOP debt is based upon 15 equal annual installments of principal, with an assumed interest rate at 8.50%. The pro forma net earnings assumes: (i) that the Bank's contribution to the ESOP is equivalent to the debt service requirement for the year ended March 31, 1997, and was made at the end of the period; (ii) that 16,693, 19,637, 22,581 and 25,973 shares at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, were committed to be released during the year ended March 31, 1997, at an average fair value of $10.00 per share in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 93-6; and (iii) only the ESOP shares committed to be released were considered outstanding for purposes of the net earnings per share calculations. See "Management of the Bank - Benefit Plans - Employee Stock Ownership Plan and Trust."


(2) Gives effect to the Stock Programs expected to be adopted by the Company following the Conversion and presented for approval at a meeting of stockholders. If the Stock Programs are approved by stockholders, the Stock Programs intend to acquire an amount of Conversion Stock equal to 4% of the shares of Common Stock issued in the Conversion, or 125,200, 147,280, 169,360 and 194,800 shares of Common Stock at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, either through open market purchases, if permissible, or from authorized but unissued shares of Common Stock or treasury stock of the Company, if any. Funds used by the Stock Programs to purchase the shares will be contributed to the Stock Programs by the Bank. In calculating the pro forma effect of the Stock Programs, it is assumed that the required stockholder approval has been received, that the shares were acquired by the Stock Programs at the beginning of the period presented in open market purchases at the Purchase Price and that 20% of the amount contributed was an amortized expense during such period. The issuance of authorized but unissued shares of the Company's Common Stock to the Stock Programs instead of open market purchases would dilute the voting interests of existing stockholders by approximately 4.29% and pro forma net earnings per share would be $(0.44), $(0.36), $(0.29) and $(0.24) at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively, and pro forma stockholders' equity per share would be $12.36, $11.18, $10.31 and $9.55 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. There can be no assurance that stockholder approval of the Stock Programs will be obtained, or that the actual purchase price of the shares will be equal to the Purchase Price. See "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization - Stock Programs."

(3) No effect has been given to the issuance of additional shares of Common Stock pursuant to the Stock Option Plans expected to be adopted by the Company following the Conversion. The Company expects to present the Stock Option Plans for approval at a meeting of stockholders. If the Stock Option Plans are approved by stockholders, an amount equal to 10% of the Conversion Stock issued in the Conversion or 313,000, 368,200, 423,400 and 487,000 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the Stock Option Plans. The issuance of Common Stock pursuant to the exercise of options under the Stock Option Plans will result in the dilution of existing stockholders' interests. Assuming stockholder approval of the Stock Option Plans and all options were exercised at the end of the period at an exercise price of $10.00 per share, the pro forma net earnings per share would be $(0.38), $(0.30), $(0.24) and $(0.19) respectively, and the pro forma stockholders' equity per share would be $11.69, 10.57, $9.75 and $9.03, respectively. See "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization - Stock Option Plans."


(4) The retained earnings of the Bank will continue to be substantially restricted after the Conversion. See "Dividend Policy," "The Conversion and Reorganization -- Liquidation Rights" and "Regulation - Federal Regulation of Savings Institutions - Limitation on Capital Distributions."

(5) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Price Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription and Community Offerings.

             FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS


         The following Consolidated Statements of Operations of the Bank and subsidiaries for the years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995 have been audited by KPMG Peat Marwick LLP ("Peat Marwick"), independent certified public accountants, whose report thereon is included elsewhere in this Prospectus. These Consolidated Statements of Operations should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                            YEARS ENDED
                                                                             MARCH 31,                 TEN MONTHS
                                                                  --------------------------------     ENDED MARCH
                                                                       1997              1996           31, 1995
                                                                  ---------------   --------------  -----------------
                                                                                    (IN THOUSANDS)
INTEREST AND DIVIDEND INCOME:
   Loans..........................................................      $19,944          $19,196            $14,935
   Securities available for sale..................................       19,147           14,032              8,998
   Securities held to maturity....................................        1,240            3,827              4,133
   Deposits with financial institutions...........................          795              254                365
                                                                        -------          -------            -------
      Total interest and dividend income..........................       41,126           37,309             28,431
                                                                        -------           ------             ------
INTEREST EXPENSE:
   Interest on deposits (note 9)..................................       20,814           20,760             15,628
   Interest on borrowings.........................................        6,655            3,082                203
                                                                        -------           ------             ------
      Total interest expense......................................       27,469           23,842             15,831
                                                                        -------           ------            -------
      Net interest income.........................................       13,657           13,467             12,600
Provision for loan losses (note 6)................................          320              450                350
                                                                        -------            -----            -------
      Net interest income after provision for loan losses.........       13,337           13,017             12,250
                                                                        -------           ------            -------
NON-INTEREST INCOME (LOSS):
   Loan fees and service charges..................................          294              307                285
   Loss on sale of securities available for sale, net (note 4)....       (2,878)          (2,217)              (547)
   Loss on sales of real estate acquired in settlement of loans...          (92)              (7)                 -
   Loss from real estate operations, net..........................          (26)             (25)               (62)
   Other..........................................................          906              729                452
                                                                        -------          -------               ----
      Total non-interest income (loss)............................       (1,796)          (1,213)               128
                                                                       --------          -------               ----
OPERATING EXPENSES:
   Compensation and employee benefits (notes 12 and 13)...........        7,184            5,821              4,674
   Occupancy......................................................          773              802                630
   Equipment......................................................        1,135            1,092                858
   Advertising and promotion......................................           69              176                123
   Federal insurance premiums.....................................          974            1,163                990
   SAIF assessment (note 17)......................................        2,895               --                 --
   Other..........................................................        1,572            1,761              1,676
                                                                        -------            -----              -----
      Total operating expenses....................................       14,602           10,815              8,951
                                                                        -------           ------              -----
   Income (loss) before income tax expense........................       (3,061)             989              3,427
   Income tax expense (note 11)...................................          154              374              1,236
                                                                        -------            -----              -----
   Net loss/income................................................      $(3,215)           $ 615            $ 2,191
                                                                        =======            =====            =======
   Earnings (loss) per share......................................      $ (1.07)           $0.21            $    --
                                                                        =======            =====            =======


   See accompanying Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


         The earnings of the Bank depend primarily on its level of net interest and dividend income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage and consumer loans, mortgage-backed securities, and U.S. Government and agency obligations, and the interest paid on interest-bearing liabilities, which consist of savings deposits and borrowings from the FHLB. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's earnings are also affected by its level of noninterest income, including primarily loan fees and service charges, gains (losses) on sales of securities available for sale, sales of real estate acquired in settlement of loans, income from real estate operations and by its level of noninterest expense, including primarily compensation and employee benefits, occupancy, equipment, SAIF deposit premiums, and other operating expenses. Earnings of the Bank are also affected significantly by general economic and competitive conditions, particularly changes in market interest rates, government policies and actions of regulatory authorities, which events are beyond the control of the Bank.


         Following the Bank's initial public offering in January 1995, the Board of Directors determined to change the Bank's fiscal year from May 31 to March 31 commencing with the ten month transition period ended March 31, 1995. Therefore, for comparative purposes, the information presented for the period ended March 31, 1995, is based upon a ten-month period unless otherwise noted.

BUSINESS STRATEGY


         The Bank's business strategy has been to operate as a well-capitalized and independent community-oriented savings institution dedicated to providing quality customer service. Generally, the Bank has sought to implement this strategy by maintaining a substantial part of its assets in loans secured by one- to four-family residential real estate located in the Bank's market area, home equity loans, mortgage-backed securities, and U.S. Government and agency obligations. Specifically, the Bank's business strategy has incorporated the following elements: (1) operating as a community-oriented financial institution, maintaining a strong core customer base by providing quality service and offering customers the access to senior management and services that a community-based institution can offer; (2) emphasizing investment in residential mortgage loans, mortgage-backed securities and other securities issued or guaranteed by the U.S. Government or agencies thereof; (3) maintaining capital in excess of regulatory requirements and growing only to the extent that adequate capital levels can be maintained; and (4) striving to increase its retail deposit base.


         While management intends to continue emphasizing these objectives, it also plans to modify the existing operating strategy in order to achieve greater growth and profitability. Specifically, the Bank intends to: (i) diversify the products and services offered to customers to possibly include commercial loans and commercial deposit accounts, among other products; and (ii) expand the Bank's market area through its branch network and through its lending and investment services. By seeking to broaden the range of its products and services offered, the Bank believes it will offset the declining margins in the market for one- to four-family loans and the reduced deposit base and loan demand that it has experienced in recent years.

         Management believes that the diversification of the Bank's loan products may expose it to a higher degree of credit risk than is involved in the Bank's one- to four-family residential mortgage lending activity. As a consequence of management's lending strategy, the Bank may, in future periods, depending upon conditions at that time, increase the level of its provision for loan losses as well as its provision for losses on real estate owned over the provisions taken in the Bank's recent fiscal years.

         Highlights of the Bank's business strategy are as follows:


         Community-Oriented Institution. The Bank is the largest savings institution headquartered in Bayonne. The Bank is committed to meeting the financial needs of the community in which it operates. Management believes that the Bank is large enough to provide a full range of personal and business financial services, and yet is small enough to be able to provide such services in a personalized and efficient manner. Management believes that the Bank can be more effective in servicing its customers than many of its nonlocal competitors because of the Bank's ability to quickly and effectively provide senior management responses to customer needs and inquiries. The Bank intends to maintain its community orientation by continuing to emphasize traditional deposit and loan products, primarily single-family residential mortgages.

         Emphasis on Residential Mortgage Lending. Since inception, the Bank has been a portfolio lender, and has not sold loans in the secondary market in the 1990s. The Bank has emphasized and will continue to emphasize the origination of mortgage loans secured by one- to four-family residential properties located in Bayonne and the rest of Hudson County. Such mortgage loans generally have less credit risk than loans collateralized by multifamily or commercial real estate. At March 31, 1997, one-to four-family residential mortgage loans totalled $197.8 million, or 82.2%, of the Bank's loan portfolio. Generally, the yield on mortgage loans originated by the Bank is greater than that of mortgage securities purchased by the Bank. In the future, the Bank is considering expanding its lending program to include commercial loans in an effort to satisfy a perceived need within its market area and increase its loan portfolio. To accomplish this, the Bank may hire additional personnel experienced in commercial lending and may focus marketing efforts on smaller businesses operating in the Bank's market areas.

         Liquid Investments. Where available funds exceed mortgage loan demand, the Bank maintains a substantial portfolio of liquid investments with low credit risk. At March 31, 1997, $306.2 million, or 53.1%, of the Bank's total assets consisted of securities issued or guaranteed by the U.S. Government or an agency or sponsored-corporation of the U.S. Government or mortgage securities collateralized by such U.S. Government-related instruments.

         Retail Deposit Base. The Bank has had a relatively strong retail deposit base drawn from its offices located in Bayonne, New Jersey. The Bank holds approximately 40% of all deposits held by branches of commercial banks, credit unions, and savings associations located in Bayonne, and approximately 6% of such deposits in Hudson County. At March 31, 1997, 43.4% of the Bank's deposit base of $444.1 million consisted of core deposits, which included passbook accounts, negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, noninterest demand accounts, and club accounts. Core deposits are considered to be a more stable and lower cost source of funds than certificates of deposit or outside borrowings. The Bank has experienced a 7.8% decrease in deposits over the last five years due to a declining population in Bayonne and a shift of funds into mutual funds and other markets as a result of relatively lower interest rates. The Bank will continue to emphasize retail deposits by providing quality customer service, offering competitive rates on deposit accounts, and providing depositors with a full range of accounts. The Bank also plans to introduce commercial deposit accounts, including business checking, in an effort to increase its customer base.


         Expanding Market Area. Management is also seeking to expand the Bank's market area. Presently, a significant portion of the Bank's lending and deposit activities are concentrated within the City of Bayonne. While management will continue to emphasize the delivery of products and services to Bayonne residents, it will seek to broaden its lending area into surrounding communities. The Bank may hire additional loan personnel to increase its lending activities outside of Bayonne. In addition, the Bank intends to explore expanding its branch network into surrounding communities within the next few years in an effort to increase its retail deposit base and to facilitate increased lending. The Bank does not intend to expand its market outside the State of New Jersey.

MANAGEMENT OF INTEREST RATE RISK

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets.

         The Bank's deposit accounts typically react more quickly to changes in market interest rates than interest-earning assets such as mortgage loans, because of the relatively shorter maturities of deposits. When interest rates are rising, interest expense will increase more rapidly than interest income if a higher volume of interest-bearing liabilities than interest-earning assets reprice to higher interest rates. In a falling interest rate environment, interest income will increase more rapidly than interest expense if a higher volume of interest-bearing liabilities than interest-earning assets reprice to lower interest rates.


         Management seeks to manage the Bank's interest rate risk exposure by monitoring the levels of interest rate sensitive assets and liabilities, and has sought to improve its interest rate spread. To reduce the potential volatility of the Bank's earnings in a changing interest rate environment, the Bank has invested in mortgage securities that have adjustable rates and/or relatively short expected terms. At March 31, 1997, $73.9 million, or 23.2%, of the Bank's $318.0 million of investments consisted of mortgage securities with adjustable interest rates. The Bank has also sought to reduce the term of its interest-earning assets by offering fixed-rate one- to four-family mortgage loans with terms of 15 years or less. Such loans constituted $9.4 million, or 32.8%, of the Bank's total originations of one- to four- family mortgage loans during the year ended March 31, 1997. The Bank also originates adjustable-rate one- to four-family mortgage loans. Of the Bank's one- to four-family mortgage loans originated during the year ended March 31, 1997, $12.8 million, or 44.9%, had adjustable rates of interest. The Bank also maintains relatively high levels of liquidity, which assets may be reinvested more quickly in response to changes in market interest rates. In addition, the Bank manages its interest-bearing liabilities by offering competitive interest rates on deposit accounts and pricing certificates of deposit to provide customers with incentives to choose certificates of deposit with longer terms. In the current interest rate environment, however, longer-term certificates of deposit tend to be less attractive to depositors.

          In a rising interest rate environment the Bank's net interest income would be adversely affected as liabilities would reprice to higher market rates more quickly than assets. This effect would be compounded because the prepayment speeds of the Bank's long-term fixed-rate assets would decrease in a rising interest rate environment. Although the Bank could reduce its exposure to interest rate risk by investing a larger portion of its assets in short-term securities and adjustable-rate mortgage securities and by pursuing other strategies such as hedging and interest rate swap programs, management believes that the benefits of such a strategy would be outweighed by the cost of such programs, as well as by the loss of earnings from concentrating on short-term and adjustable-rate investments, which typically offer lower yields.

         The Bank has an Asset-Liability Management Committee which meets and reports monthly to the Board of Directors. The primary responsibility of the Asset-Liability Committee is to determine and monitor the level of interest rate risk that the Bank determines to be acceptable, and establish strategies and procedures to keep that risk within its specified limits. To that end, the Committee reviews and approves pricing and fee structures for all asset and liability products, and analyzes cash flow projections to calculate their collective impact on growth, capital, net interest income and market value of portfolio equity. The Committee regularly reviews the results of operations and makes recommendations to the Board of Directors, based on such analyses, to enhance both the Bank's interest rate risk position as well as its profitability.

         Net Portfolio Value. The OTS has adopted a rule that incorporates an interest rate risk ("IRR") component into the risk-based capital rules. The effective date of the new rule has been delayed, but is expected to occur shortly. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change.

         The following table presents the Bank's NPV as of March 31, 1997, as calculated by the OTS, based on information provided to the OTS by the Bank.




                                                                             NPV AS % OF PORTFOLIO
        CHANGE IN                        NET PORTFOLIO VALUE                    VALUE OF ASSETS
     INTEREST RATES           ----------------------------------------   ---------------------------
     IN BASIS POINTS                                          %            NPV             %
      (RATE SHOCK)             AMOUNT       $ CHANGE       CHANGE         RATIO         CHANGE
-------------------------   ------------   -----------   -----------   -----------   -------------
                              (DOLLARS IN THOUSANDS)
              400               $17,567       $(40,678)       (69.8)%       3.28%          (6.63)%
              300                27,615        (30,630)       (52.6)        5.04           (4.88)
              200                37,964        (20,281)       (34.8)        6.77           (3.15)
              100                48,541         (9,704)       (16.7)        8.45           (1.47)
           Static                58,245             --           --         9.92              --
             (100)               65,255          7,010         12.0        10.92            1.01
             (200)               69,434         11,189         19.2        11.48            1.56
             (300)               74,740         16,495         28.3        12.18            2.27
             (400)               80,530         22,285         38.3        12.94            3.02





         Based upon the above calculations, the Bank believes that it would have been in compliance with the risk-based capital requirements of the new regulations, as of March 31, 1997, if such regulation had been effective as of such date. Based upon such calculations, the Bank would have been required to deduct $20.3 million from total capital for purposes of calculating the Bank's risk-based capital. As of March 31, 1997, without taking into effect the IRR component, the Bank had $54.9 million of risk-based capital, which exceeded the OTS minimum requirements by $36.2 million. However, the calculations indicate that as of March 31, 1997, a 200 basis point increase in interest rates would result in a 34.8% reduction in the value of the Bank's discounted cash flows.



ANALYSIS OF NET INTEREST INCOME

         Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

AVERAGE BALANCE SHEET

      The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.




                                                           AT MARCH 31,
                                                               1997
                                                        ------------------
                                                                   AVERAGE
                                                         ACTUAL     YIELD/
                                                         BALANCE     COST
                                                        --------   -------
                                                       (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Mortgage loans(1) ...................................  $207,262     8.36%
 Consumer and other loans ............................    28,362     8.57
 Mortgage-backed securities available for sale .......   222,979     6.64
 Mutual funds available for sale .....................        --       --
 Other investments available for sale(2) .............    67,634     5.34
 Investment securities and overnight
   deposits with financial institutions(3) ...........    27,381     7.77
                                                        --------     ----
    Total interest-earning assets.....................   553,618     7.28
Noninterest-earning assets ...........................    23,386
                                                        --------
    Total assets .....................................  $577,004
                                                        ========

Interest-bearing liabilities:
 Deposits(4) .........................................  $444,139     4.69%
 Advances from FHLB and other borrowings .............    75,598     5.77
                                                        --------     ----
    Total interest-bearing liabilities ...............   519,737     4.85

Noninterest-bearing liabilities ......................     9,188
                                                        --------
    Total liabilities ................................   528,925
Stockholders' equity .................................    48,079
                                                        --------
    Total liabilities and stockholders' equity .......  $577,004
                                                        ========
Net interest income ..................................

Net interest rate spread(5) ..........................               2.43%
                                                                     ====
Net interest margin(6) ...............................                N/A
                                                                     ====
Ratio of average interest-earning assets to average
 interest-bearing liabilities ........................               1.07x
                                                                     ====


                                                                                YEARS ENDED MARCH 31,
                                                        -----------------------------------------------------------------
                                                                      1997                              1996
                                                        ------------------------------    -------------------------------
                                                                              AVERAGE                            AVERAGE
                                                                             ANNUALIZED                         ANNUALIZED
                                                         AVERAGE               YIELD/       AVERAGE                YIELD/
                                                         BALANCE    INTEREST   COST         BALANCE    INTEREST     COST
                                                         -------    -------- ----------     -------    -------- ----------
                                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Mortgage loans(1) ...................................   $205,744   $17,482     8.50%       $197,206    $17,203     8.72%
 Consumer and other loans ............................     29,227     2,462     8.42          23,614      1,993     8.44
 Mortgage-backed securities available for sale .......    213,222    12,422     5.83         104,186      5,674     5.45
 Mutual funds available for sale .....................     36,557     2,350     6.43          67,775      4,351     6.42
 Other investments available for sale(2) .............     83,311     4,375     5.25          75,180      4,007     5.33
 Investment securities and overnight
   deposits with financial institutions(3) ...........     31,199     2,035     6.52          75,889      4,082     5.38
                                                         --------   -------     ----        --------    -------     ----
    Total interest-earning assets.....................    599,260    41,126     6.86         543,850     37,310     6.86
Noninterest-earning assets ...........................     20,846                             21,031
                                                         --------                           --------
    Total assets .....................................   $620,106                           $564,881
                                                         ========                           ========

Interest-bearing liabilities:
 Deposits(4) .........................................   $443,726    20,814     4.69        $446,300     20,761     4.65%
 Advances from FHLB and other borrowings .............    120,557     6,655     5.52          61,410      3,082     5.02
                                                         --------   -------     ----        --------    -------     ----
    Total interest-bearing liabilities ...............    564,283    27,469     4.87         507,710     23,843     4.70
                                                                                ----                                ----
Noninterest-bearing liabilities ......................      6,838                              5,861
                                                         --------                           --------
    Total liabilities ................................    571,121                            513,571
Stockholders' equity .................................     48,985                             51,310
                                                         --------                           --------
    Total liabilities and stockholders' equity .......   $620,106                           $564,881
                                                         ========                           ========
Net interest income ..................................              $13,657                             $13,467
                                                                    =======                             =======
Net interest rate spread(5) ..........................                          1.99%                               2.16%
                                                                                ====                                ====
Net interest margin(6) ...............................                          2.28%                               2.48%
                                                                                ====                                ====
Ratio of average interest-earning assets to average
 interest-bearing liabilities ........................                          1.06x                               1.07x
                                                                                ====                                ====



                                                          TEN MONTHS ENDED MARCH 31,
                                                                     1995
                                                        ------------------------------

                                                                               AVERAGE
                                                          AVERAGE               YIELD/
                                                          BALANCE   INTEREST     COST
                                                          -------   --------   --------
                                                            (DOLLARS IN THOUSANDS)
Interest-earning assets:
 Mortgage loans(1) ...................................   $181,717    $13,498     8.91%
 Consumer and other loans ............................     20,370      1,437     8.47
 Mortgage-backed securities available for sale .......     52,997      2,427     5.50
 Mutual funds available for sale .....................     71,694      3,625     6.07
 Other investments available for sale(2) .............     63,129      2,946     5.60
 Investment securities and overnight
   deposits with financial institutions(3) ...........     95,269      4,498     5.67
                                                         --------    -------     ----
    Total interest-earning assets.....................    485,176     28,431     7.03
Noninterest-earning assets ...........................     24,507
                                                         --------
    Total assets .....................................   $509,683
                                                         ========

Interest-bearing liabilities:
 Deposits(4) .........................................   $456,899     15,628     4.10%
 Advances from FHLB and other borrowings .............      5,170        202     4.69
                                                         --------    -------     ----
    Total interest-bearing liabilities ...............    462,069     15,830     4.11
                                                                                 ----
Noninterest-bearing liabilities ......................     10,389
                                                         --------
    Total liabilities ................................    472,458
Stockholders' equity .................................     37,225
                                                         --------
    Total liabilities and stockholders' equity .......   $509,683
                                                         ========
Net interest income ..................................               $12,601
                                                                     =======
Net interest rate spread(5) ..........................                           2.92%
                                                                                 ====
Net interest margin(6) ...............................                           3.12%
                                                                                 ====
Ratio of average interest-earning assets to average
 interest-bearing liabilities ........................                           1.05x
                                                                                 ====

---------------------

(1) Includes one- to four-family residential real estate loans and commercial real estate loans.

(2)  Includes United States Government and agency obligations.

(3) Includes primarily short-term mutual funds, interest-earning deposits in other institutions, FHLB stock, and municipal and other agency obligations.


(4) At March 31, 1997, 1996 and 1995, included noninterest-bearing demand accounts of $11.3 million, $8.3 million and $5.2 million, respectively.


(5) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(6) Net interest margin represents net interest income as a percentage of average interest-earning assets.

RATE VOLUME ANALYSIS

      Net interest income can also be analyzed in terms of the impact of changing interest rates on interest-earning assets and interest-bearing liabilities and changing the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to
(i) changes attributable to changes in volume (change in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. Changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate. Changes for the ten months ended March 31, 1995 have been calculated based on annualized interest income and expenses.


                                                      YEAR ENDED
                                                    MARCH 31, 1997 VS.               YEAR ENDED MARCH 31,
                                                       YEAR ENDED                1996 VS. TEN MONTHS ENDED
                                                     MARCH 31, 1996                    MARCH 31,1995
                                              ---------------------------     ------------------------------
                                              INCREASE (DECREASE)             INCREASE (DECREASE)
                                                     DUE TO                          DUE TO
                                                --------------                 ------------------
                                                VOLUME    RATE      NET        VOLUME       RATE       NET
                                                ------   ------    ------      -------    -------    -------
                                                                       (IN THOUSANDS)
Interest-earning assets:
   Mortgage loans ...........................   $  725   $ (446)   $  279       $1,356    $  (351)   $ 1,005
   Consumer and other loans .................      474       (5)      469          275         (6)       269
   Mortgage-backed securities
     available for sale .....................    6,326      422     6,748        2,789        (27)     2,762
   Mutual funds available for sale ..........   (2,008)       7    (2,001)        (245)       246          1
   Other investments available for sale .....      429      (61)      368          649       (177)       472
   Investment securities and overnight
     deposits with financial institutions
     and other ..............................   (2,778)     731    (2,047)      (1,050)      (266)    (1,316)
                                                ------   ------    ------       ------    -------    -------
     Total ..................................    3,168      648     3,816        3,774       (581)     3,193
                                                ------   ------    ------       ------    -------    -------
Interest-bearing liabilities:
   Deposits .................................     (122)     175        53         (446)     2,453      2,007
   Advances from FHLB
     and other borrowings ...................    3,238      335     3,573        2,823         17      2,840
                                                ------   ------    ------       ------    -------    -------
     Total ..................................    3,116      510     3,626        2,377      2,470      4,847
                                                ------   ------    ------       ------    -------    -------
Net change in net interest income ...........   $   52   $  138    $  190       $1,397    $(3,051)   $(1,654)
                                                ======   ======    ======       ======    =======    =======

COMPARISON OF FINANCIAL CONDITION AT MARCH 31, 1997 AND MARCH 31, 1996

      Stockholders' equity decreased by $1.4 million to $48.1 million at March 31, 1997, compared to $49.5 million at March 31, 1996. The decrease in stockholders' equity was primarily attributable to the loss from operations of $3.2 million, caused by the $2.9 million one-time SAIF Special Assessment ($1.9 million after tax), the $1.8 million employee benefit provision ($1.1 million after tax) and the $2.9 million loss on the sale of securities available for sale. Net unrealized holding losses on securities available for sale decreased by $2.0 million to $4.3 million at March 31, 1997. This decrease was due to the realization of $2.9 million of securities losses which was partially offset by the increase in net unrealized holding losses on the remaining portfolio resulting from unfavorable market interest rates. At March 31, 1997, the Bank's tangible, core and risk based capital ratios (excluding the allowance for marketable debt and equity securities) were 8.99%, 8.99% and 25.31%, respectively.

      Total assets decreased by $74.9 million, or 11.5%, to $577.0 million at March 31, 1997, from $651.9 million at March 31, 1996. Securities available for sale at market value decreased by $92.1 million, or 24.1%, to $290.6 million at March 31, 1997, compared to $382.7 million at March 31, 1996. This decrease was primarily attributable to the sale of intermediate and adjustable rate mutual funds totalling $71.5 million and U.S. Treasury securities totalling $25.0 million. Because of the Bank's substantial portfolio of securities available for sale, stockholders' equity could experience substantial volatility during periods of changing market interest rates. Loans receivable, net, increased by $11.6 million, or 5.2%, to $235.6 million at March 31, 1997, compared to $224.0 million at March 31, 1996, primarily due to the Bank's active marketing of adjustable-rate mortgages and equity line of credit products.

      Total deposits decreased slightly by $1.3 million, or 0.3%, to $444.1 million at March 31, 1997 from $445.4 million at March 31, 1996, due primarily to attrition caused by depositors seeking higher yields on certificates of deposit. Total borrowings decreased by $75.7 million, or 50.0%, to $75.6 million at March 31, 1997. The reduction in borrowings resulted from a portion of the proceeds from the sale of available for sale securities being used to repay FHLB reverse repurchase agreements totalling $60.0 million and advances outstanding totalling $15.0 million at March 31, 1996.

COMPARISON OF OPERATING RESULTS OF THE YEARS ENDED MARCH 31, 1997 AND MARCH 31, 1996

GENERAL

      The Bank experienced a loss from operations of $3.2 million for the year ended March 31, 1997, compared to net income of $615,000 for the year ended March 31, 1996. The loss in fiscal 1997 was primarily attributable to three items. First, on September 30, 1996, the Bank paid a one-time special assessment of $2.9 million ($1.9 million after tax) to recapitalize the SAIF. Second, as part of the Bank's repositioning of its investment portfolio, it sold mutual funds totalling $71.5 million and U.S. Treasury securities totalling $25.0 million at a loss of $2.9 million during the year ended March 31, 1997. The Bank does not anticipate any further significant sales of investment securities. See "Risk Factors - Effects of Restructuring of Investment Portfolio." Third, the Bank provided an additional $1.8 million ($1.1 million after tax) in employee benefit expense during the quarter ended March 31, 1997 to provide for one-time retirement benefit payments for two executive officers under the Bank's supplemental executive retirement agreements. In March 1997, Patrick F.X. Nilan, the President and Chief Executive Officer of the Bank and the MHC, announced his retirement effective July 1, 1997. Mr. Nilan, who has served in various capacities with the Bank since 1954, will remain as a Director and Chairman of the Board of the Bank and will serve as a Director and Chairman of the Board of Bayonne Bancshares,

Inc. Mr. Nilan will be succeeded by his son, Michael Nilan, who currently serves as Vice President and Chief Operating Officer of the Bank. Michael Nilan is also the President and Chief Executive Officer of Bayonne Bancshares, Inc.

      The Bank has maintained a Supplemental Executive Retirement Income-Deferred Compensation Agreement ("SERP") on behalf of Mr. Nilan and certain other executive officers to provide the executives, upon their retirement, with benefits to which they would have been entitled under the First Savings Bank of New Jersey Pension Plan ("Pension Plan") upon retirement, but for limitations imposed on the Pension Plan by the Code. Pursuant to the terms of the SERP, benefits are payable upon retirement either in equal monthly installments for life, with a minimum of 120 payments, or in a lump sum payment at the Bank's discretion. See "Management of the Bank - Benefit Plans." Upon evaluation of the ongoing liability to fund the SERP, the Bank determined to pay both Mr. Nilan and another executive officer who retired in August 1996 their benefits due under the SERP in a lump sum payment. The lump sum payments represent the present value of the executives' accrued annual benefits under the SERP based on a current actuarial valuation. The Bank has determined that paying Mr. Nilan and the other retired executive in a lump sum will benefit the Bank over time by saving the annual accruals that would otherwise be required to fund the SERP agreements. For additional expenses to be incurred upon Mr. Nilan's retirement on July 1, 1997, see "Management of the Bank - Director Compensation" and " - Executive Compensation."

INTEREST AND DIVIDEND INCOME

      Total interest and dividend income increased by approximately $3.8 million, or 10.2%, to $41.1 million for the year ended March 31, 1997, from $37.3 million for the year ended March 31, 1996. The increase was primarily due to the increase in average balances of interest earning assets to $599.3 million, compared to $543.9 million for the year ended March 31, 1996. The average balance of loans increased $14.2 million, or 6.4%, to $235.0 million for the year ended March 31, 1997, from $220.8 million for the year ended March 31, 1996. That increase was partially offset by a decrease in the average yield on mortgage loans of 22 basis points over the same periods, to 8.50% for fiscal 1997. The average balance of mortgage-backed securities increased by $109.0 million to $213.2 million for the year ended March 31, 1997, and the yield on mortgage-backed securities increased 38 basis points to 5.83% for the year ended March 31, 1997, compared to 5.45% for the comparable period in 1996.

INTEREST EXPENSE

      Interest expense increased by $3.7 million, to $27.5 million, for the year ended March 31, 1997, compared to $23.8 million for the year ended March 31, 1996. The increase was related to interest expense on borrowings which totalled $6.7 million for the year ended March 31, 1997, compared to $3.1 million for the prior fiscal year. The increased interest expense on borrowings reflects the increase on average borrowings for the year ended March 31, 1997 to $120.6 million, compared to $61.4 million for the prior fiscal year and the full year impact of the Bank's borrowings from the FHLB to fund a substantial amount of the $147.0 million of mortgage-backed securities purchased in December 1995.

NET INTEREST INCOME


      Net interest income increased by $190,000, or 1.4%, to $13.7 million for the year ended March 31, 1997, compared to $13.5 million for the comparable period in 1996. The increase was primarily due to additional income earned on a $55.4 million increase in average interest-earning assets, which was partially offset by the 17 basis point increase in average cost of interest-bearing liabilities to 4.87% from

4.70%, and the additional interest expense on the $59.1 million in FHLB borrowings for the year ended March 31, 1997 compared to 1996.

PROVISION FOR LOAN LOSSES

      The Bank maintains an allowance for loan losses based on management's periodic evaluation of known and inherent risks in the loan portfolio, the Bank's past loan loss experience, adverse situations that may affect the borrower's ability to repay loans, estimated value of the underlying loan collateral, and current and expected economic conditions. The Bank periodically reviews the loan portfolio and maintains the allowance for loan losses at a balance considered adequate to provide for losses in the loan portfolio. See "Business of the Bank - Lending Activities - Allowance for Loan Losses."

      For the year ended March 31, 1997, the Bank provided $320,000 for loan losses compared to $450,000 for the prior fiscal year. The Bank periodically reviews the loan portfolio and maintains the allowance for loan losses at a level that is adequate to provide for loan losses and other known impairments in the loan portfolio although there can be no assurance that such loan losses will not exceed estimated amounts. Of the total provision, $200,000 was made in March 1997 as 12 mortgage loans to one borrower with outstanding balances of $1.4 million were placed on non-accrual status. This provision was considered prudent based on discussions with the borrower and the inability to formulate a plan for timely repayment of principal and interest. See Notes 1 and 6 of Notes to the Consolidated Financial Statements for additional information on the allowance for loan losses.

NON-INTEREST INCOME/(LOSS)


      Non-interest income activities resulted in a loss of $1.8 million for the year ended March 31, 1997, compared to a loss of $1.2 million for the year ended March 31, 1996, representing a change of $583,000 or 48.1%. Loss on the sale of securities available for sale increased by $661,000, to $2.9 million for the year ended March 31, 1997, compared to $2.2 million for the year ended March 31, 1996, primarily due to the loss of $2.8 million on the sale of intermediate- and adjustable-rate mutual funds in fiscal 1997.


OPERATING EXPENSES


      Total operating expenses increased by $3.8 million, or 35.0%, to $14.6 million for the year ended March 31, 1997, compared with $10.8 million for the year ended March 31, 1996. Compensation and employee benefits expense increased by $1.4 million primarily due to the provision of $1.8 million for the one-time payments to be made to two executive officers under the Bank's terminated supplemental executive retirement agreements. Other operating expenses increased by approximately $2.7 million as a result of the one-time SAIF Special Assessment. Offsetting these increases were decreases in employee salaries and related employee benefits of $388,000 and advertising expenses of $107,000.


INCOME TAXES

      Income tax expense was $154,000 for the year ending March 31, 1997, compared to $374,000 for the year ended March 31, 1996. The provision for income taxes for fiscal 1997 resulted from the loss on the sale of mutual funds not being available as a current deduction in computing income tax expense.

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED MARCH 31, 1996 AND THE TEN MONTHS ENDED MARCH 31, 1995.

      In February 1995, the Bank changed its fiscal year end to March 31 from May 31. As a result of the change, certain of the results of operations herein compare a ten month transition period ended March 31, 1995, with the 12 month fiscal year ended March 31, 1996. The Bank had net income of $615,000 for the year ended March 31, 1996. Net income totalled $2.2 millionfor the ten months ended March 31, 1995.

      Interest and Dividend Income. Total interest and dividend income increased by $8.9 million, or 31.2%, to $37.3 million for the year ended March 31, 1996, from $28.4 million for the ten months ended March 31, 1995. The increase was primarily attributable to the comparison of a 12 month fiscal year ended March 31, 1996 to the ten month transitional period ended March 31, 1995, and a $58.7 million, or 12.1%, increase in the average balance of interest-earning assets to $543.9 million for the year ended March 31, 1996, from $485.2 million for the ten months ended March 31, 1995, partially offset by a decrease in the average yield on the Bank's average interest-earning assets to 6.86%, from 7.03%. The decrease in average yield was due to generally lower market rates of interest during the period.

      Interest income on loans increased by $4.3 million, or 28.9%, to $19.2 million for the year ended March 31, 1996, from $14.9 million for the ten months ended March 31, 1995. Interest income on mortgage loans increased by $3.7 million, or 27.4%, to $17.2 million for the year ended March 31, 1996, from $13.5 million for the ten months ended March 31, 1995. The increase in interest income on mortgage loans was primarily because of the effect of a 12 month to ten month period comparison, and a $15.5 million, or 8.5%, increase in the average balance of mortgage loans to $197.2 million for the year ended March 31, 1996, from $181.7 million for the ten months ended March 31, 1995, partially offset by a decrease in the average yield on mortgage loans to 8.72% from 8.91%. The increase in average mortgage loans resulted from the Bank utilizing local mortgage brokers to facilitate an increase in origination activity which more than offset normal amortization and pay-off activity. Interest income on consumer loans increased to $2.0 million, from $1.4 million as a result of the effect of the longer fiscal year, and a $3.2 million increase in average consumer loans, partially offset by a decrease in the average yield to 8.44%, from 8.47%.

      Interest and dividend income on securities available for sale increased by $5.0 million, or 55.6%, to $14.0 million for the year ended March 31, 1996, from $9.0 million for the ten months ended March 31, 1995. The increase was principally attributable to the longer fiscal year and a substantial increase in the average balance of securities available for sale, partially offset by a decrease in the average yield on securities available for sale. Interest income on mortgage-backed securities increased to $5.7 million from $2.4 million. This increase resulted from the effect of the longer fiscal year and a $51.2 million increase in average mortgage-backed securities to $104.2 million for the year ended March 31, 1996, from $53.0 million for the ten months ended March 31, 1995, partially offset by a decrease in the average yield to 5.45%, from 5.50%. The increase in the average balance of mortgage-backed securities resulted from several purchases during the 12 months ended March 31, 1996 in order to increase assets as part of the restructuring of the Bank's investment portfolio. Dividend income on mutual funds available for sale increased by $726,000 to $4.4 million, from $3.6 million. This increase resulted from the effect of the longer fiscal year and an increase in the average yield to 6.42% from 6.07%, partially offset by a decrease in the average balance to $67.8 million for the year ended March 31, 1996, from $71.7 million for the ten months ended March 31, 1995. Interest income on other investments available for sale increased by $1.1 million, or 37.9%, to $4.0 million, from $2.9 million as a result of the longer fiscal year and an increase in the average balance to $75.2 million, from $63.1 million, partially offset by a decrease in the average yield of other investments available for sale to 5.33% from 5.60%. Interest income on investment securities and overnight deposits decreased by $416,000, or 9.2%, to $4.1 million, from $4.5 million, as a result of a $19.4 million decrease in the average balance to $75.9 million, from $95.3 million, along with a decrease in the average yield to 5.38%, from 5.67%, partially offset by the longer fiscal year.

      Interest Expense. Total interest expense increased by $8.0 million, to $23.8 million for the 12 months ended March 31, 1996, from $15.8 million for the ten months ended March 31, 1995. This increase was primarily attributable to the longer fiscal year in the prior period, a $45.6 million, or 9.9%, increase in the average balance of interest-bearing liabilities to $507.7 million for the 12 months ended March 31, 1996, from $462.1 million for the ten months ended March 31, 1995, and an increase in the average yield on the cost of interest-bearing liabilities to 4.70%, from 4.11%. The increase in average interest-bearing liabilities resulted primarily from a $56.2 million increase in average FHLB advances and other borrowings to $61.4 million, from $5.2 million, which was used to fund the previously mentioned mortgage-backed securities purchase, partially offset by a $10.6 million, or 2.3%, decrease in average savings deposits to $446.3 million for the 12 months ended March 31, 1996, from $456.9 million for the ten months ended March 31, 1995.

      Net Interest Income. Net interest income increased by $866,000, or 6.9%, to $13.5 million for the 12 months ended March 31, 1996, from $12.6 million for the ten months ended March 31, 1995. The primary reason for the increase in net interest income was the effect of the longer fiscal year and a $58.7 million increase in average interest-earning assets, partially offset by a $45.6 million increase in average interest-bearing liabilities and a decrease in the Bank's interest rate spread to 2.16% from 2.92%.


      Provision for Loan Losses. The Bank's allowance for loan losses increased during the year ended March 31, 1996 and the ten months ended March 31, 1995 due primarily to a steady increase in the balance of the total loan portfolio. Based on the increase in consumer and commercial loans and the inherent risk associated with such loans, for the fiscal year ended March 31, 1996 and the ten months ended March 31, 1995, the Bank provided $450,000 and $350,000, respectively, for loan losses. Management believes that through its provisions for loan losses, the Bank has maintained the allowance for loan losses at a level that is adequate to provide for loan losses, although there can be no assurance that such losses will not exceed estimated amounts.


      Non-Interest Income. Non-interest income items resulted in a loss of $1.2 million for the 12 months ended March 31, 1996, a change of $1.3 million from the $128,000 of income reported for the ten month period ended March 31, 1995. This change in non-interest income resulted primarily from losses on the sale of securities available for sale, partially offset by increases in loan fees and service charges and other income. The Bank's loss on securities available for sale increased by $1.7 million to $2.2 million for the year ended March 31, 1996, from $547,000 for the ten months ended March 31, 1995. This loss was the result of the sale of $25.0 million of FHLB dual index notes, previously categorized as held to maturity. Changes in accounting standards permitted the Bank to change the designation on securities held in its investment portfolio from held to maturity to available for sale. Subsequent to the redesignation, the Bank liquidated the FHLB dual index notes at a pre-tax loss of $2.5 million. The Bank recorded a $22,000 increase in loan fees and service charges primarily due to the longer fiscal year and the Bank's ability to increase its loan originations. Other income increased to $729,000 for the year ended March 31, 1996, from $452,000 for the ten months ended March 31, 1995. This increase was primarily attributable to the longer reporting period and an increase in fee income generated by the Bank's investment subsidiary.

      Operating Expenses. Total operating expenses increased by $1.8 million, to $10.8 million for the year ended March 31, 1996, from $9.0 million for the ten months ended March 31, 1995, primarily as a result of the longer reporting period. Compensation and employee benefits expense increased by $1.1 million, to $5.8 million for the year ended March 31, 1996, from $4.7 million for the ten months ended March 31, 1995. The increase was a result of the longer reporting period and the implementation of the various stock plans associated with the public offering. Equipment expense increased by $234,000 as a result of the longer reporting period and the installation of new computer equipment.

      Income Taxes. Income tax expense was $374,000 for the year ended March 31, 1996, compared to $1.2 million for the ten months ended March 31, 1995. Income tax provisions for fiscal 1996 and fiscal 1995 generally reflect the Bank's pre-tax income at tax rates then in effect.

LIQUIDITY AND CAPITAL RESOURCES

      The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5.0%. The Bank's liquidity averaged 34.8% for the year ended March 31, 1997. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, payment of real estate taxes on mortgage loans, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

      The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other investments, funds from sales of securities, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. In addition, the Bank from time to time borrows funds from the FHLB pursuant to repurchase agreements or advances from the FHLB. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests in short-term interest- and dividend-earning assets, which provide liquidity to meet lending requirements. Assets qualifying for liquidity outstanding at March 31, 1997, 1996 and 1995 amounted to $209.0 million, $204.3 million and $127.8 million, respectively. The Bank experienced a decrease in deposits recently as depositors have sought higher yields on investment products not offered by the Bank. For additional information about cash flows from the Bank's operating, financing and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

      At March 31, 1997, the Bank had outstanding loan commitments of $3.6 million. This amount does not include $4.2 million of undisbursed lines of credit on home equity loans, and the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at March 31, 1997, totalled $32.9 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank. An additional $45.0 million of ten-year certificates of deposit which yield 10% are scheduled to mature by April 1998. Management does not expect to retain a significant portion of these deposits since the Bank no longer offers comparable interest rate accounts. Based on the Bank's high level of liquid assets and its borrowing capacity, management believes it has sufficient liquid funds to fund significant withdrawals from among these accounts.


IMPACT OF INFLATION AND CHANGING PRICES

      The financial statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all of the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than does the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS


      Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In September 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and should be applied prospectively. Earlier or retroactive application of this Statement is not permitted. The Bank has not yet determined the impact that this Statement will have on the Bank's consolidated financial statements.

      Deferral of the Effective Date of Certain Provisions of FASB Statement No.
125. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," an amendment of SFAS 125. SFAS 127 defers for one year the effective date of portions of SFAS 125 that address secured borrowings and collateral for all transactions. Additionally, SFAS 127 defers for one year the effective date of transfers of financial assets that are part of repurchase agreements, securities lending and similar transactions. The adoption of SFAS 125 and SFAS 127 is not expected to have a material effect on the Bank's financial position or results of operations.

      Earnings Per Share. Statement of Financial Accounting Standards No. 128, "Earnings per share" establishes standards for computing and presenting earnings Per Share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. SFAS 128 requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS 128 is effective for financial statement issued for periods ending after December 15, 1997, including interim periods, earlier application is not permitted. SFAS 128 also requires restatement of all prior period EPS data presented. SFAS 128 is not expected to have a material effect on the Bank's consolidated financial statements.


                             BUSINESS OF THE BANK

GENERAL

      The Bank has been, and intends to continues to be, a community-oriented financial institution offering a variety of financial services to meet the needs of the community it serves. The Bank's principal business is to operate a customer oriented savings bank. The Bank attracts retail deposits from the general public in its primary market area and invests those funds primarily in fixed-rate one- to four-family, owner-occupied mortgage loans, consumer loans and investment and mortgage-backed securities. To a lesser extent, the Bank invests in multifamily and commercial real estate loans. The Bank's principal sources of funds have been deposits, principal and interest payments on loans and mortgage-backed securities, funds from sales of investments and borrowings and reverse repurchase agreements. Principal sources of income have been interest received from loans, mortgage-backed securities and other investments. The Bank's principal expense has been interest paid on deposits, borrowings, compensation and employee benefits, and SAIF insurance premiums.

MARKET AREA AND COMPETITION

      The Bank is headquartered in the City of Bayonne, which is located in northeastern New Jersey. The Bank currently conducts business from its main office and three branch offices, all of which are located in Bayonne. The Bank's deposit gathering base is concentrated in Bayonne, although the Bank also receives deposits from residents of contiguous communities in Hudson County. A significant portion of the Bank's mortgage loans are collateralized by properties located in Bayonne, although the Bank also originates loans collateralized by real estate located in other parts of Hudson County, and, to a much lesser extent, other parts of New Jersey. Bayonne is a mature, densely populated city that has experienced a declining population and diminished loan demand in recent years. To the extent the Bank's lending and deposit activities are concentrated in Bayonne, it may be unable to experience any significant growth. The

Bank's business strategy includes expansion of both deposit and lending activities into communities surrounding Bayonne in an effort to increase the Bank's customer base. See "Management Discussion and Analysis of Financial Condition and Results of Operations - Business Strategy."

      The City of Bayonne had a population of approximately 60,000 as of March 31, 1996, and is located at the tip of Hudson County, which is surrounded by the Newark Bay, the Kill Van Kull, and the Lower New York Bay. Bayonne is a short distance from New York City, the Newark International Airport, major rail transportation lines, and New Jersey's major highways. A significant number of Bayonne residents work in and commute to New York City. The Military Ocean Terminal is a substantial employer, and Maidenform Corporation is headquartered in Bayonne. Bayonne's economy also includes small business and industrial plants owned and operated by, among others, Best Foods, ICI, Global Terminal, and Bayonne Nipple.


      In the late 1980s and early 1990s due in part to the effects of a prolonged decline in the national and regional economy, layoffs in the financial services industry and corporate relocations, New Jersey experienced reduced levels of employment. These events, in conjunction with a surplus of available commercial and residential properties, resulted in an overall decline during this period in the underlying values of properties located in New Jersey. However, New Jersey's real estate market has stabilized in recent years. Nevertheless, despite the modest economic improvement, certain demographics of the Bank's primary market area have continued to adversely affect its ability to generate loans. This market area primarily consists of mature, fully developed communities. The Bayonne population is declining and new housing starts in the Bank's primary market are lower than those in New Jersey generally. The population density in the Bank's primary market area is higher than the average density for the State of New Jersey, which may limit the Bank's ability to grow within its current market area. In determining the estimated pro forma market value of the Bank and the Company, the Bank's independent appraiser considers such market area demographics as population, age of residents, number of households, education and income levels, and the level of rental units and number of vacancies within the market area.

      As of March 31, 1997, the Bank was the largest savings institution headquartered in Bayonne. The Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has historically come from commercial and savings banks, other savings associations and credit unions in its market area. Competition for loans comes principally from such financial institutions, as well as mortgage banking companies. The Bank expects continued strong competition in the foreseeable future, including increased competition from "super-regional" banks entering the market by purchasing large banks and savings banks. Many such institutions have greater financial and marketing resources available to them than does the Bank. The Bank currently holds approximately 40% of all deposits held by branches of commercial banks, credit union, and savings associations located in Bayonne, and approximately 6% of such deposits held in Hudson County. The Bank competes for savings deposits by offering depositors a high level of personal service and a wide range of competitively priced financial services. In recent years, additional strong competition has come from stock brokers, securities firms and mutual funds. The Bank competes for real estate loans primarily through the interest rates and loan fees it charges and through advertising.


LENDING ACTIVITIES


      Loan Portfolio. The principal components of the Bank's loan portfolio are first mortgage loans secured by one- to four- family residential real estate and, to a much lesser extent, home equity loans, multifamily real estate loans, and passbook and other consumer loans. At March 31, 1997, the Bank's total loans receivable totalled $240.6 million, of which $197.8 million, or 82.2%, were one- to four-family residential real estate mortgage loans, $27.7 million, or 11.5%, were home equity loans, and $14.3 million, or 6.0%, were multifamily and commercial real estate loans. Consumer loans, other than home equity loans, totalled $727,000, or 0.3%, of the Bank's loan portfolio.

      The following table sets forth the composition of the Bank's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated.



                                                            AT MARCH 31,(4)
                                        ----------------------------------------------------------
                                              1997               1996                 1995
                                       ------------------  ------------------   ------------------
                                                 PERCENT             PERCENT              PERCENT
                                        AMOUNT   OF TOTAL   AMOUNT  OF TOTAL     AMOUNT  OF TOTAL
                                       --------  --------  -------- ---------   -------- ---------
                                                         (DOLLARS IN THOUSANDS)
Real estate loans:(1)
   One- to four-family residential ... $197,819    82.2%   $189,283    82.7%    $190,685    85.4%
   Multifamily and commercial ........   14,330     6.0      14,253     6.2       11,239     5.0
                                       --------   -----    --------   -----     --------   -----
    Total real estate loans ..........  212,149    88.2     203,536    88.9      201,924    90.4
Consumer loans:
   Home equity(2) ....................   27,740    11.5      24,851    10.9       20,677     9.2
   Passbook ..........................      277      .1         322     0.1          382     0.2
   Other(3) ..........................      450      .2         341     0.1          355     0.2
                                       --------   -----    --------   -----     --------   -----
   Total consumer loans ..............   28,467    11.8      25,514    11.1       21,414     9.6
                                       --------   -----    --------   -----     --------   -----
   Total loans receivable ............  240,616   100.0%    229,050   100.0%     223,338   100.0%
                                       --------   =====    --------   =====     --------   =====
Less:
   Unamortized discount and net
     deferred loan fees ..............   (1,834)             (2,043)              (2,108)
   Allowance for loan losses .........   (3,158)             (2,979)              (2,677)
                                       --------            --------             --------
    Total loans receivable, net ...... $235,624            $224,028             $218,553
                                       ========            ========             ========



                                                       AT MAY 31,
                                       ---------------------------------------
                                              1994               1993
                                       -------------------- ------------------
                                                   PERCENT            PERCENT
                                        AMOUNT    OF TOTAL   AMOUNT   OF TOTAL
                                       --------   --------- --------  --------
                                                (DOLLARS IN THOUSANDS)
Real estate loans:(1)
   One- to four-family residential ...  $167,633    86.4%   $201,044    88.3%
   Multifamily and commercial ........     9,803     5.1      10,388     4.6
                                       ---------   -----    --------   -----
    Total real estate loans ..........   177,436    91.5     211,432    92.9
Consumer loans:
   Home equity(2) ....................    15,754     8.1      15,230     6.7
   Passbook ..........................       289     0.2         457     0.2
   Other(3) ..........................       468     0.2         540     0.2
                                       ---------   -----    --------   -----
   Total consumer loans ..............    16,511     8.5      16,227     7.1
                                       ---------   -----    --------   -----
   Total loans receivable ............   193,947   100.0%    227,659   100.0%
                                       ---------   =====    --------   =====
Less:
   Unamortized discount and net
     deferred loan fees ..............    (1,904)             (2,328)
   Allowance for loan losses .........    (2,918)             (2,598)
                                        --------            --------
    Total loans receivable, net ......  $188,980            $222,733
                                        ========            ========


------------------------------------

(1) Excludes loans to joint ventures of the Bank's subsidiaries. See "-Subsidiary Activities."

(2)  Includes home equity lines of credit.

(3)  Includes home improvement loans, student loans and automobile loans.

(4) At the time of the Bank's 1995 MHC Reorganization, it changed its fiscal year end from May 31 to March 31.

      Loan Maturity. The following table sets forth the maturity or period of repricing of the Bank's loan portfolio at March 31, 1997. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due within one year. Adjustable and floating rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed rate loans are included in the period in which the final contractual repayment is due. The table does not include the effect of future principal prepayments. Principal prepayments and scheduled principal amortization on loans totalled $32.9 million, $26.3 million and $24.0 million for the years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995, respectively.


                                                                                           BEYOND
                                      WITHIN     1-3       3-5        5-10       10-20       20
                                      1 YEAR    YEARS     YEARS       YEARS      YEARS     YEARS     TOTAL
                                      -------   ------  ---------  -----------  -------   --------  --------
                                                                  (IN THOUSANDS)
Real estate loans:
   One- to four-family residential.   $21,221   $4,770   $11,092      $23,393   $70,883   $66,460   $197,819
   Multifamily and commercial......        32      128     1,295        3,353     8,180     1,342     14,330
Consumer loans.....................     3,477    1,791     3,106        7,616    12,477        --     28,467
                                      -------   ------   -------      -------   -------   -------   --------
     Total loans...................   $24,730   $6,689   $15,493      $34,362   $91,540   $67,802   $240,616
                                      =======   ======   =======      =======   =======   =======   ========

      The following table sets forth at March 31, 1997 the dollar amount of loans contractually due after March 31, 1998, and whether such loans have fixed interest rates or adjustable interest rates.

                                            DUE AFTER MARCH 31, 1998
                                   -------------------------------------------
                                      FIXED         ADJUSTABLE        TOTAL
                                   ------------    ------------     ----------
                                                 (IN THOUSANDS)

Real estate loans:
  One- to four-family residential    $139,866         $36,732       $176,598
  Multi-family and commercial.          9,911           4,387         14,298
Consumer loans................         21,403           3,587         24,990
                                     --------         -------       --------
Total loans receivable........       $171,180         $44,706       $215,886
                                     ========         =======       ========


      One- to Four-Family Residential Mortgage Lending. The Bank's primary lending activity consists of the origination of one- to four- family residential mortgage loans collateralized by owner-occupied properties located in the Bank's market area. The Bank generally does not originate one- to four- family residential loans collateralized by properties outside of the State of New Jersey, and in recent years has not purchased mortgage loans collateralized by out-of-state property. At March 31, 1997 the Bank had $197.8 million, or 82.2%, of its total loan portfolio invested in one- to four- family residential mortgage loans, $98.8 million, or 50.8%, of which were collateralized by properties located in Bayonne. Beginning in the latter part of the 1994 calendar year, the Bank began to emphasize growth of its one- to four-family residential mortgage loan portfolio, which had declined in previous years. The Bank achieved this growth through originations and correspondent lending in which the Bank agrees to purchase loans from mortgage companies at the time such loans are closed. The Bank may receive lower origination fees on loans purchased through the Bank's correspondent relationships.

      The Bank's one- to four- family residential real estate loans generally are originated and underwritten according to standards that qualify such loans to be included in Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") purchase and guaranty programs and that otherwise permit resale in the secondary mortgage market. The Bank has not sold any mortgage loans since 1989. The Bank has generally retained the servicing rights on loans it has sold and contracts with sub-servicers to perform the servicing activities, which include collecting and remitting loan payments, inspecting the properties and making certain insurance and tax payments on behalf of the borrowers. As of March 31, 1997, the Bank retained servicing rights to 999 loans sold, with an aggregate principal amount of $14.4 million.


      The Bank currently offers one- to four-family mortgage loans with terms typically ranging from 10 to 30 years, and with adjustable or fixed interest rates. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option. The average length of time that the Bank's one- to four-family residential mortgage loans remain outstanding varies significantly depending upon trends in market interest rates and other factors. In recent years, the average maturity of the Bank's mortgage loans has decreased significantly due to the unprecedented volume of refinancing activity. Accordingly, estimates of the average length of time that one- to four- family loans may remain outstanding cannot be made with any degree of accuracy.

      Originations of fixed-rate mortgage loans versus ARM loans are monitored on an ongoing basis and are affected significantly by the level of market interest rates, customer preference, the Bank's interest rate gap position, and loan products offered by the Bank's competitors. Although management's strategy is to promote the origination of ARM loans, market conditions may be such that there is greater demand for fixed-rate mortgage loans. The Bank's fixed-rate mortgage loans amortized on a monthly basis with principal and interest due each month. The Bank's fixed-rate loans are generally originated with terms ranging from 10 to 30 years. At March 31, 1997, of the Bank's $197.8 million in one- to four-family mortgage loans, $156.7 million, or 79.2%, had fixed rates of interest.

      The Bank's ARM loans are generally originated with terms of 30 years. The Bank offers ARM loans with interest rates that adjust annually after a period of one, three, five, seven or ten years. Interest rate adjustments on ARM loans are limited to 2% per year and 6% over the life of the loan. The Bank's current index on its ARM loans is the one-year Treasury Bill rate, plus a margin of 275 basis points. The Bank occasionally will originate ARM loans with initially discounted rates, often known as "teaser rates." The Bank determines whether a borrower qualifies for an ARM loan based on the first full interest rate adjustment on one- and three-year ARMs and on the initial rate of five-, seven- or ten-year ARMs with a minimum rate of 7%. One- to four- family residential ARM loans totalled $41.1 million, or 20.8% of the Bank's total one- to four-family mortgage loans at March 31, 1997.


      The primary purpose of offering ARM loans is to make the Bank's loan portfolio less interest rate sensitive. ARM loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on ARM loans may increase due to the upward adjustment of interest costs to the borrower. Management believes that the Bank's credit risk associated with its ARM loans is reduced because of the annual and lifetime interest rate adjustment limitations on such loans.

      The Bank's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate mortgage loan portfolio, and the Bank has generally exercised its rights under these clauses.

      Regulations limit the amount that a savings association may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Such regulations permit a maximum loan-to-value ratio of 100% for residential property and 90% for all other real estate loans. The Bank makes one- to four-family real estate loans with loan-to-value ratios of up to 90%. The Bank's lending policies generally limit the maximum loan-to-value ratio on fixed-rate and ARM loans without private mortgage insurance, and construction loans, to 80% of the lesser of the appraised value or the purchase price of the property which collateralizes the loan. For one- to four-family real estate loans with loan-to-value ratios of between 80% and 90%, the Bank requires the first 25% of the appraised value of the underlying collateral to be covered by private mortgage insurance. The Bank requires fire and casualty insurance, and flood insurance in certain cases, as well as a title guaranty regarding good title on all properties securing real estate loans made by the Bank.



      Multifamily Residential Real Estate and Commercial Real Estate Lending. The Bank originates multifamily residential and commercial real estate loans on a limited basis. The Bank's multifamily loans are typically secured by residential properties located in its market area. At March 31, 1997, such loans totalled $14.3 million, or 6.0%, of the Bank's total loan portfolio. Of these, $9.9 million, or 4.1%, had fixed rates of interest. The Bank originates commercial loans on a case-by-case basis, and, at March 31, 1997 such loans constituted only $1.7 million of the Bank's total loan portfolio. In the future, the Bank intends to increase its efforts to originate commercial real estate loans within its delineated lending area. The Bank's multifamily loans include loans collateralized by mixed-use properties that are primarily residential, but have some commercial use as well. Because of the increased credit risk associated with such loans and the low level of demand for such loans in the Bank's primary market area, the Bank does not expect multifamily and commercial lending to constitute a significant part of loan originations in the foreseeable future. The largest multifamily real estate loan at March 31, 1997, had an aggregate principal balance of $764,255 and was secured by a first mortgage on an apartment complex located in Jersey City, New Jersey.

      The Bank makes such loans in amounts up to 80% of the appraised value of the property if owner-occupied and up to 75% if nonowner-occupied. The Bank generally requires a positive cash flow on all multifamily properties. Multifamily loans are offered with fixed or adjustable interest rates, with terms not exceeding 15 years. In an effort to reduce the Bank's interest rate risk exposure, the Bank will emphasize the origination of adjustable-rate or balloon multifamily and commercial real estate loans.


      Loans collateralized by multifamily and commercial real estate generally involve a greater degree of credit risk than one- to four- family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate and multifamily real estate is typically dependent upon the successful operation of the related property. If the cash flow from the project is reduced, the borrower's ability to repay the loan can become impaired.


      Consumer Loans. The Bank also originates consumer loans consisting principally of home equity loans, and to a lesser extent, loans secured by deposit accounts, and home improvement, student and automobile loans. As of March 31, 1997, consumer loans totalled $28.5 million, or 11.8%, of the Bank's total loan portfolio. Home equity loans, which totalled $27.7 million, or 11.5%, of the Bank's total loan portfolio, and 97.4% of the Bank's consumer loan portfolio, consisted primarily of fixed-rate, fixed-term home equity loans for a specified amount, and to a lesser extent, adjustable-rate, fixed-term home equity lines of credit. The Bank offers consumer loans other than home equity loans, primarily as a service to its customers. Consumer loans, other than home equity loans, are offered primarily on a fixed-rate basis with maturities generally of less than four years. The Bank's home equity and residential second mortgage loans are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 75% or less. Consumer loans entail greater credit risk than do residential mortgage loans but have smaller balances and tend to have higher interest rates. See "- Lending Activities - Delinquencies and Classified Assets" and "- Delinquent Loans and Nonperforming Assets" for information regarding the Bank's loan loss experience and reserve policy.


      Loan Originations, Solicitation, Processing and Commitments. Loan originations are derived from a number of sources such as real estate agent referrals, existing customers, borrowers, builders, attorneys, walk-in customers and correspondent lenders. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income and credit standing. In the case of a real estate loan, an appraiser approved by the Bank appraises the real estate intended to collateralize the proposed loan. An underwriter in the Bank's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. A senior loan officer then reviews the application and requests the appraisal. The loan application is then submitted to, and must be approved by, the Board of Directors. For multifamily residential and commercial real estate loans, the Bank requires that the borrower provide operating statements, pro forma cash flow statements and, if applicable, rent rolls. In addition, the Bank reviews the borrower's credit standing and expertise in owning and managing the type of property that will collateralize the loan. For one- to four- family construction loans, the Bank requires that the borrower provide detailed construction plans and specifications. Fire and casualty insurance, and in certain cases, flood insurance, is required at the time the loan is made and throughout the term of the loan.


      If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral, and required insurance coverage. Commitments are typically issued for 90-day periods. The borrower must provide proof of fire and casualty insurance on the property serving as collateral, which insurance must be maintained during the full term of the loan. A title guaranty, based on a title search of the property, is required on all loans secured by real property. At March 31, 1997, the Bank had commitments to originate $3.6 million of mortgage and consumer loans. From time to time, the Bank has purchased mortgage loans and participation interests in loans originated by others, although the Bank has not purchased mortgage loans since 1989 (other than loans closed by and purchased from correspondent lenders), and has not purchased participation interests since the 1970s. As of March 31, 1997, the Bank had $8.3 million of mortgage loans secured by properties located outside of New Jersey which were purchased in past years.

      The Bank has also entered into commitments to extend credit. At March 31, 1997, the Bank had contractual commitments to extend credit (exclusive of undisbursed loans in process) for irrevocable letters of credit of $18,000. The Bank's irrevocable letters of credit expire annually, with automatic renewal clauses.

      The following table sets forth the Bank's loan originations and principal repayments for the periods indicated. The Bank has not purchased or sold loans within the last three fiscal years.


                                                                 YEAR ENDED                TEN MONTHS ENDED
                                                                  MARCH 31,                    MARCH 31,
                                                       -----------------------------        --------------
                                                         1997                1996               1995(2)
                                                       ---------           ---------        --------------
                                                                        (IN THOUSANDS)
Loans receivable at beginning of period ............   $229,050            $223,338            $193,947
                                                       --------            --------            --------
Originations:(1)
   Real estate:
      One- to four-family residential ..............     28,620              18,248              42,783
      Multifamily and commercial ...................      2,231               1,326               1,718
   Consumer loans:
      Home equity ..................................      8,905              11,472               8,873
      Passbook .....................................        327                 244                 322
      Other ........................................        298                 827                 129
                                                       --------            --------            --------
         Total originations ........................     40,381              32,117              53,825
Transfer of mortgage loans to foreclosed
  real estate ......................................        878                  94                 415
Repayments .........................................     32,929              26,311              24,019
                                                       --------            --------            --------
Net loan activity ..................................      6,574               5,712              29,391
                                                       --------            --------            --------
   Loans receivable at end of period ...............   $235,624            $229,050            $223,338
                                                       ========            ========            ========

--------------------

(1)  Includes loans purchased from correspondent lenders at the time of closing.

(2) At the time of its 1995 MHC Reorganization, the Bank changed its fiscal year end from May 31 to March 31; accordingly, certain comparative information is for the ten month period ending March 31, 1995.


      Loan Origination Fees and Other Income. In addition to interest earned on loans, the Bank generally receives fees in connection with loan originations. Such loan origination fees, net of costs to originate, are deferred and amortized using the interest method over the contractual life of the loan. Fees deferred are recognized into income immediately upon prepayment of the related loan. At March 31, 1997, the Bank had $1.8 million of deferred loan origination fees. Such fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money. In addition to loan origination fees, the Bank also receives loan fees and service charges, that consist primarily of deposit transaction account service charges and late charges. The Bank recognized loan fees and service charges of $294,000, $307,000 and $285,000 for the fiscal years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995, respectively.


      Loans to One Borrower. Savings associations are subject to the same limits as those applicable to national banks, which under current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). The Bank's general policy is to limit the maximum loans to one borrower limit to $5.0 million at March 31, 1997. At such date, the Bank's largest borrower had an aggregate principal outstanding balance of $1.5 million.

      Delinquencies and Classified Assets. The Bank's collection procedures provide that when a loan is 15 days and 25 days past due, a computer generated late charge notice is sent to the borrower requesting payment, plus a late charge. If delinquency continues, on the first day of the second month, a delinquent notice is mailed along with a letter advising that the mortgagors are in violation of the terms of their mortgage contract. A representative of the Bank attempts to contact borrowers whose loans are more than 60 days past due. If such attempts are unsuccessful, a Bank representative personally visits the property and attempts to contact the borrower and inspect the property. A delinquent loan report is presented to the Board of Directors, which must authorize any legal action. To the extent required by the Department of Housing and Urban Development ("HUD"), notice is given to the borrower which provides access to consumer counseling services. It is sometimes necessary and desirable to arrange special repayment schedules with mortgagors to prevent foreclosure or filing for bankruptcy. The schedule is prepared by the Bank pursuant to discussions with the borrower.


      Nonperforming Assets. Loans are reviewed on a regular basis. Real estate loans are placed on a nonaccrual status when either principal or interest is 120 days or more past due. Delinquent consumer loans generally are not placed on nonaccrual status, but continue to accrue until charged-off. Delinquent consumer loans are charged-off when it appears no longer reasonable or probable that the loan will be collected. Based on historical charge-offs in the consumer loan portfolio, which have been relatively low in relation to the Bank's valuation allowance, the Bank has not adopted a formal policy to stop accruing interest on delinquent consumer loans after a certain specified time period, but instead such loans are reviewed on a case-by-case basis. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income.

      Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is deemed real estate owned ("REO") until such time as it is sold. When REO is acquired, it is recorded at the lower of the unpaid principal balance of the related loan or its estimated fair value, less estimated selling expenses. Valuations are periodically performed, or obtained, by management and any subsequent decline in fair market value is charged to operations. REO totalled $364,000, $24,000 and $233,000 as of March 31, 1997, 1996, and
1995, respectively.

      Delinquent Loans and Nonperforming Assets. The following table sets forth information regarding loans delinquent 30 days to 89 days, 90 days to 119 days, and 120 days or more, and REO. At March 31, 1997, REO totalled $625,000 and consisted of seven properties. It is the policy of the Bank to cease accruing interest on loans 120 days or more past due and charge off all accrued interest. For the year ended March 31, 1997, the amount of additional interest income that would have been recognized on nonaccrual loans if such loans had continued to perform in accordance with their contractual terms was $516,571.

                                                             AT MARCH 31,           AT MAY 31,
                                                   -----------------------------  ---------------
                                                     1997     1996       1995      1994    1993
                                                   ------------------  ---------  ------  -------
                                                                    (IN THOUSANDS)
Loans past due 30 days to 89 days:
  One- to four-family residential ................   $4,318   $5,634     $5,743   $5,530   $7,734
  Multifamily and commercial .....................      733      338        344      331      445
  Consumer loans .................................      473      614        644      815      231
                                                     ------   ------     ------   ------   ------
   Total loans past due 30 days to 89 days .......   $5,524   $6,586     $6,731   $6,676   $8,410
                                                     ------   ------     ------   ------   ------
Loans past due 90 days to 119 days:
  One- to four-family residential ................   $  673   $  492     $1,678   $  958   $2,146
  Multifamily and commercial .....................      114       48        163      114       63
  Consumer loans .................................      491      158         53      179      122
                                                     ------   ------     ------   -----    ------
   Total loans past due 90 days to 119 days ......    1,278      698      1,894    1,251    2,331
                                                     ------   ------     ------   ------   ------
Loans past due 120 days or more(1):
  One- to four-family residential ................    3,629    4,606      3,346    5,208    5,106
  Multifamily and commercial .....................      615      207        150      214      263
                                                     ------   ------     ------   ------   ------
   Total non-accrual loans .......................    4,244    4,813      3,496    5,422    5,369
                                                     ------   ------     ------   ------   ------
  Consumer loans .................................       87      456        194      204      217
                                                     ------   ------     ------   ------   ------
   Total loans past due 120 days or more .........    4,331    5,269      3,690    5,626    5,586
                                                     ------   ------     ------   ------   ------
Other nonperforming assets:
  REO ............................................      625      575      1,006    1,522      945
  Investments in and loans to joint ventures .....       --       --         --       --       --
                                                     ------   ------     ------   ------   ------
   Total other nonperforming assets ..............      625      575      1,006    1,522      945
                                                     ------   ------     ------   ------  -------
Total loans delinquent 90 days or more and
  other nonperforming assets .....................   $6,234   $6,542     $6,590   $8,399   $8,862
                                                     ======   ======     ======   ======   ======
Total loans delinquent 90 days or more to net
  loans receivable ...............................     2.38%    2.92%      3.02%    3.64%    3.55%
Total loans delinquent 90 days or more to total
  assets .........................................     0.97%    0.92%      1.09%    1.26%    1.38%
Total loans delinquent 90 days or more and
  other nonperforming assets to total ............     1.08%    1.00%      1.29%    1.53%    1.55%

----------
(1) The Bank classifies as nonperforming only real estate loans 120 days or more delinquent.

      The following table sets forth information with respect to the Bank's delinquent loans and other problem assets at March 31, 1997.

                                                         AT MARCH 31, 1997
                                                       ---------------------
                                                       BALANCE       NUMBER
                                                       -------      --------
                                                       (DOLLARS IN THOUSANDS)

One- to four-family residential real estate:
   Loans 30 to 89 days delinquent...................   $4,318           55
   Loans 90 to 119 days delinquent..................      673            8
   Loans 120 days or more delinquent................    3,629           40

Multifamily residential and commercial real estate:
   Loans 30 to 89 days delinquent...................      733            9
   Loans 90 to 119 days delinquent..................      114            1
   Loans 120 days or more delinquent................      615            7
Consumer loans 30 to 89 days delinquent.............      473           33
Consumer loans 90 to 119 days delinquent............      491            8
Consumer loans 120 days or more delinquent..........       87            8
Foreclosed real estate and other repossessions......      625            7


      Classification of Assets. Federal regulations provide for the classification of loans and other assets such as debt and equity securities considered by the OTS to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. Loans designated as special mention are generally loans that, while current in required payment, have exhibited some potential weaknesses that, if not corrected, could increase the level of risk in the future. Pursuant to the Bank's internal guidelines, all loans 90 to 119 days past due are considered special mention, and all loans 120 days or more past due are classified substandard, doubtful, or loss.

      The following table sets forth the aggregate amount of the Bank's special mention and classified assets at the dates indicated.

                                    AT MARCH 31,                  AT JUNE 30,(1)
                        -------------------------------------     --------------
                            1997         1996         1995            1994
                        ------------   ---------   ----------     --------------
                                            (IN THOUSANDS)

Special mention.........    $1,044      $  746       $1,671          $ 1,162
Substandard assets......     3,523       1,588        4,731            9,262
Doubtful assets.........     2,230       4,201          323               --
                             -----      ------       ------          -------
 Total special mention and
    classified assets(2)    $6,797      $6,535       $6,725          $10,424
                            ======      ======       ======          =======


----------------------------

(1)  Information as of May 31, 1994 is unavailable.

(2)  Includes REO.


      As of March 31, 1997, the Bank had no single special mention or classified asset with a balance of greater than $250,000. However, 12 mortgage loans to one borrower with an outstanding balance of $1.4 million were placed on non-accrual status. At March 31, 1997, the Bank provided an additional $200,000 to its allowance for loan losses on account of these loans.

      Allowance for Loan Losses. Management's policy is to provide for estimated losses on the Bank's loan portfolio based on management's evaluation of the potential losses that may be incurred. The Bank's Asset Classification Committee meets quarterly to review the loan portfolio and the adequacy of the allowance for loan losses. Based upon that review, the Bank determines whether any loans require the establishment on appropriate reserves or allowances for losses. Such evaluation, which includes a review of all loans of which full collectability of interest and principal may not be reasonably assured, considers, among other matters, the estimated fair value of the underlying collateral. Other factors considered by management include the site and risk exposure of each segment of the loan portfolio, present indicators such as delinquency rates and the borrower's current financial condition, and the potential for losses in future periods. The Committee also prepares a summary classifying all delinquent loans and nonhomogenous loans as special mention, substandard, doubtful or loss. The Committee then recommends the general allowance for loan losses in part based on past experience, and in part based on specified loan balances with in each classification. Loans in the non-accrual status are reviewed by the Committee to determine a specific reserve to be established against these loans. Based on the Committee's recommendation, the Board of Directors makes determinations as to any reserves and changes to the provision for loan losses and allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make additional provisions for loan losses based upon judgments different from those of the Bank. Both general and specific loan loss allowances are charged against earnings; however, general loss allowances are added back to capital in computing total risk-based capital under OTS regulations, subject to certain limitations.


      Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. Management believes that the Bank's current allowance for loan losses is adequate; however, there can be no assurance that the allowance for loan losses will be adequate to cover losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.

      The following table sets forth activity in the Bank's allowance for loan losses for the periods set forth in the following table.


                                                                    TEN MONTHS
                                                      YEAR            ENDED
                                                  ENDED MARCH 31,    MARCH 31,  YEARS ENDED MAY 31,
                                                 -----------------   ---------  -------------------
                                                   1997      1996       1995      1994       1993
                                                 -----------------   ---------  --------  ---------
Total loans outstanding .......................  $240,616  $229,050   $223,338  $193,947  $227,659
Average loans outstanding .....................   234,971   220,820    202,087   203,321   240,850
Allowance balances (at beginning of period) ...     2,979     2,677      2,918     2,597     2,578
Provision for losses:
   Real estate ................................       300       405        350       483       871
   Consumer ...................................        20        45         --        17        --
Charge-offs:
   Real estate ................................      (141)     (148)      (591)     (179)     (840)
   Consumer ...................................        --        --         --        --       (12)
                                                 --------  --------   --------  --------  --------
Allowance balance (at end of period) ..........  $  3,158  $  2,979   $  2,677  $  2,918  $  2,597
                                                 ========  ========   ========  ========  ========
Allowance for loan losses as a percent of net
  loans receivable at end of period ...........      1.34%     1.33%      1.22%     1.54%     1.17%
Net loans charged off as a percent of average
  loans outstanding. ..........................       .06%      .07%       .29%      .09%      .35%
Ratio of allowance for loan losses to total
  loans delinquent 90 days or more at end
  period ......................................     56.30%    49.92%     47.94%    42.43%    32.80%
Ratio of allowance for loan losses to total
  loans delinquent 90 days or more and other
  nonperforming assets at end of period .......     50.66%    45.54%     40.62%    34.74%    29.30%


      The following tables set forth the Bank's percent of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated.



                                                                         AT MARCH 31,
                                  --------------------------------------------------------------------------------------------
                                               1997                           1996                         1995
                                  ------------------------------  ------------------------------  ----------------------------
                                                        PERCENT                         PERCENT                       PERCENT
                                                        OF LOANS                        OF LOANS                      OF LOANS
                                            PERCENT OF  IN EACH             PERCENT OF  IN EACH           PERCENT OF  IN EACH
                                            ALLOWANCE   CATEGORY            ALLOWANCE   CATEGORY          ALLOWANCE   CATEGORY
                                             TO TOTAL   TO TOTAL            TO TOTAL    TO TOTAL          TO TOTAL    TO TOTAL
                                   AMOUNT   ALLOWANCE    LOANS     AMOUNT   ALLOWANCE    LOANS    AMOUNT  ALLOWANCE    LOANS
                                   ------   ---------    -----     ------   ---------    -----    ------  ---------    -----
Balance at end of period applicable                                      (DOLLARS IN THOUSANDS)
to:
  Mortgage loans:
   One- to four-family ..........  $2,984     94.5%       82.2%    $2,770     93.0%       82.7%    $2,521    94.2%      85.4%
   Multifamily residential ......      60      1.9         5.7         59      2.0         5.9         56     2.1        5.0
   Commercial ...................       9       .3          .3          6      0.2          .3          1      --         --
   Consumer .....................     105      3.3        11.8        144      4.8        11.1         99     3.7        9.6
                                   ------    -----       -----     ------    -----       -----     ------   -----      -----
     Total allowance for loan
       losses ...................  $3,158    100.0%      100.0%    $2,979    100.0%      100.0%    $2,677   100.0%     100.0%
                                   ======    =====       =====     ======    =====       =====     ======   =====      =====




                                                              AT MAY 31,
                                   -----------------------------------------------------------------
                                                 1994                              1993
                                   ------------------------------    -------------------------------
                                                       PERCENT OF                           PERCENT
                                                        LOANS IN                            OF LOANS
                                            PERCENT OF    EACH                 PERCENT OF   IN EACH
                                            ALLOWANCE   CATEGORY               ALLOWANCE    CATEGORY
                                            TO TOTAL    TO TOTAL               TO TOTAL     TO TOTAL
                                   AMOUNT   ALLOWANCE    LOANS       AMOUNT    ALLOWANCE     LOANS
                                   ------   ---------    -----       ------    ---------     -----
Balance at end of period applicable                    (DOLLARS IN THOUSANDS)
to:
  Mortgage loans:
   One- to four-family ........... $2,784      95.4%      86.4%      $2,477       95.4%       88.3%
   Multifamily residential .......     49       1.7        5.1           52        2.0         4.6
   Commercial ....................      1        --         --            1         --          --
   Consumer ......................     84       2.9        8.5           67        2.6         7.1
                                   ------    ------      -----       ------     ------       -----
     Total valuation allowance ... $2,918     100.0%     100.0%      $2,597      100.0%      100.0%
                                   ======     =====      =====       ======     ======       =====

INVESTMENT ACTIVITIES


      General. The Bank maintains a substantial portfolio of investment-grade, liquid investments with low credit risk. These investments are composed primarily of mortgage-backed securities, U.S. Government and agency obligations and municipal and agency obligations. At March 31, 1997, $301.9 million, or 52.3%, of the Bank's total assets consisted of securities issued or guaranteed by the United States Government or an agency or sponsored corporation of the U.S. Government, or of mortgage securities collateralized by such U.S. Government-related instruments. The Bank's investment in mortgage-backed and other investment securities at that date exceeded its total loan portfolio of $240.6 million. By investing in these types of assets, the Bank has been able to significantly reduce the credit risk of its asset base in exchange for lower yields than would typically be available on loans.

      The Bank's investments include substantial investments in mortgage-backed securities. The Bank's mortgage-backed securities represent an interest in, or are collateralized by, pools of mortgage loans originated by private lenders that have been grouped by various governmental, government-related, or private organizations. Mortgage-backed securities generally enhance the quality of the Bank's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Bank. Investments in mortgage-backed securities, however, may involve risks not present with mortgage loans. Mortgage-backed securities are subject to the risk that actual prepayments will be greater than estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby reducing the net yield on such securities. Like mortgage loans, there is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates. At March 31, 1997, the market value of the Bank's mortgage-backed securities was $223.0 million, which was $4.6 million less than the amortized cost of such securities. The Bank attempts to manage its interest rate risk, in part, by maintaining adjustable-rate, mortgage-backed securities in its investment portfolio. At March 31, 1997, $73.9 million, or 23.2%, of the Bank's $318.0 million of investments consisted of mortgage-backed securities with adjustable interest rates. Management is seeking to increase its portfolio of adjustable-rate mortgage-backed securities.

      At March 31, 1997, mortgage-backed securities totalled $223.0 million, or 38.6% of the Bank's total assets, U.S. Government and agency obligations totalled $76.7 million, or 13.3% of the Bank's total assets, and other investments held to maturity, including primarily interest-earning deposits, FHLB stock and municipal and other agency obligations, totalled $27.4 million, or 4.7% of the Bank's total assets. U.S. Government and agency obligations are generally not subject to credit risk, unlike mortgage loans, but may be subject to interest rate risk in a fluctuating interest-rate environment.


      The Bank is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short-term securities and certain other investments. The Bank has generally maintained a portfolio of liquid assets that exceeds regulatory requirements. The Bank's Investment Committee meets on a regular basis to decide, based on market levels and conditions, current economic data, political and regulatory information, and internal needs, whether any alterations need to be made to the Bank's investment portfolio. Based on the parameters of the investment policy, the Bank endeavors to diversify its holdings through the purchase of short- and medium-term and fixed- and variable-rate instruments, which provide both an adequate return as well as some protection from interest rate risk. All investment decisions are made by the Committee after analysis and market price crosschecks have been completed. Since December 1995, the Bank has significantly restructured its investment portfolio. See "Risk Factors - Effects of Repositioning of Investment Portfolio."

      Securities are classified as either available for sale or held to maturity based upon the banks intent and ability to hold such securities. Securities available for sale include debt and mortgage-backed securities that are held for an indefinite period of time and are not intended to be held to maturity. Securities available for sale include securities that management intends to use as part of its overall asset/liability management strategy and that my be sold in response to changes in interest rate and resultant prepayment risk and other factors related thereto. Securities available for sale are carried at fair value, and unrealized gains and losses (net of related tax effects) on such securities are excluded from earnings but are included in stockholders' equity. Upon realization, such gains and losses will be included in earnings. Management determines the appropriate classification of investment and mortgage-backed securities as either available for sale or held to maturity at the purchase date. Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are comprised of debt securities that the Bank has the positive intent and ability to hold to maturity. Securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts over the estimated lives of the securities.


      Mortgage-Backed Securities. The Bank's mortgage-backed securities are primarily pass-through securities, which means that they provide the Bank with payments consisting of both principal and interest as mortgages in the underlying mortgage pool are paid off by the borrowers. The average maturity of pass-through mortgage-backed securities varies with the maturities of the underlying mortgage instruments and with the occurrence of unscheduled prepayments of those mortgage instruments. Mortgage-backed securities also include collateralized mortgage obligations ("CMOs"), which are debt obligations collateralized by the cash flows from mortgage loans or pools of mortgage loans.

      Mortgage-backed securities may be classified into the following principal categories, according to the issuer or guarantor:


     (i) Securities that are backed by the full faith and credit of the United States Government. The GNMA, the principal U.S. Government guarantor of such securities, is a wholly owned U.S. Government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S., the timely payment of principal and interest, but not of market value, on securities issued by approved institutions and backed by pools of FHA-insured or VA-guaranteed mortgages.

     (ii) Securities that are issued by a government agency but that are not backed by the full faith and credit of the U.S. Government. The primary issuers of these securities include FNMA and FHLMC. FNMA is a U.S. Government-sponsored corporation owned entirely by private stockholders. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA. FHLMC issues securities representing interests in residential mortgage loans that it pools. FHLMC is a U.S. Government-sponsored corporation that guarantees the timely payment of interest and ultimate collection of principal, and its stock is publicly traded.


    (iii) Securities that represent interests in, or are collateralized by, pools consisting principally of residential mortgage loans created by non-governmental issuers. These securities generally offer a higher rate of interest than the other two types of mortgage-backed securities because there are no direct or implied government guarantees of payment as in the former securities, although certain credit enhancements may exist. Securities issued by certain private organizations may not be readily marketable. Private mortgage-backed securities purchased by the Bank must be rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization.

      The Bank's mortgage-backed securities are both fixed-rate and adjustable-rate ("ARM Securities"). Unlike fixed-rate mortgage-backed securities, ARM Securities have periodic adjustments in the coupons on the underlying mortgages. Management believes that the adjustable-rate feature of the mortgages underlying the ARM Securities generally will help to reduce sharp changes in the value of the ARM Securities in response to normal interest rate fluctuations. As the interest rates on the mortgages underlying the ARM Securities are reset periodically (generally one to 12 months, but as long as five years), the yields of such securities will gradually align themselves to reflect changes in the market rates so that the market value of such securities will remain relatively constant as compared to fixed-rate instruments. Management believes that this, in turn, should cause the value of the ARM Securities to fluctuate less than fixed-rate mortgage-backed securities.

      In contrast to fixed-rate mortgages, which generally decline in value during periods of rising interest rates, ARM Securities permit the Bank to participate in increases in interest rates through periodic adjustments in the coupons of the mortgages that underlie the ARM Securities. Management believes that ARM Securities should produce both higher current yields and lower price fluctuations than fixed-rate mortgage-backed securities during such periods. Furthermore, if prepayments of principal are made on the underlying mortgages during periods of rising interest rates, the Bank generally will be able to reinvest such amounts in assets with a higher yield. For certain types of ARM Securities, the rate of amortization of principal, as well as interest payments, can and does change in accordance with movements in a particular, pre-specified, published interest rate index. The amount of interest due to an ARM Securities holder is calculated by adding a specified additional amount, the "margin," to the index, subject to limitations or "caps" on the maximum or minimum interest that is charged to the mortgagor during the life of the mortgage or to maximum and minimum changes in the interest during a given period. As a result, the Bank will not benefit from increases in interest rates to the extent that interest rates rise to the point where they cause the current coupon of adjustable rate mortgages held as investments to exceed the maximum allowable annual (usually 100 to 200 basis points) or lifetime limits (or "cap rates") for a particular mortgage. Fluctuations in interest rates above these levels could cause such mortgage securities to behave more like long-term, fixed-rate debt securities. Moreover, the value of the Bank's ARM Securities could vary to the extent that current yields on such securities are different than market yields during interim periods between coupon reset dates. Thus, the Bank could suffer some principal loss if it sold such securities before the interest rates on the underlying mortgages are adjusted to reflect current market rates.

      During periods of declining interest rates, the coupon rates on the mortgages that underlie the Bank's ARM Securities may readjust downward, resulting in lower yields or such securities. Further, because of this feature, ARM Securities may have less potential for capital appreciation than fixed-rate instruments of comparable maturities during periods of declining interest rates. As with other mortgage-backed securities, interest rate declines may result in accelerated prepayment of mortgages and the proceeds from such prepayment of mortgages may be reinvested at lower prevailing interest rates. For this reason, ARM Securities may be less effective than other fixed-rate securities as a means of "locking in" long-term interest rates.

      If the Bank purchases mortgage-backed securities at a premium, mortgage foreclosures and unscheduled principal prepayments may result in some loss of the principal investment to the extent of the premium paid. On the other hand, if mortgage-backed securities are purchased at a discount, both a scheduled payment of principal and an unscheduled repayment of principal will increase current and total returns.

      CMOs are securities created by segregating or partitioning cash flows from mortgage pass-through securities or from pools of mortgage loans. CMOs provide a broad range of mortgage investment vehicles by tailoring cash flows from mortgages to meet the varied risk and return preferences of investors. These securities enable the issuer to "carve up" the cash flow from the underlying securities and thereby create multiple classes of securities with different maturity and risk characteristics. The CMOs and other mortgage-backed securities in which the Bank invests may have a multi-class structure ("Multi-Class Mortgage Securities"). Multi-Class Mortgage Securities issued by private issuers may be collateralized by whole loans or pass-through mortgage-backed securities of private issuers. Each class has a specified maturity or final distribution date. In one structure, payments of principal, including any principal prepayments, on the collateral are applied to the classes in the order of their respective stated maturities or final distribution dates, so that no payment of principal will be made on any class until all classes have an earlier stated maturity or final distribution date have been paid in full. In other structures, certain classes may pay concurrently, or one or more classes may have a priority with respect to payments on the underlying collateral up to a specified amount. The Bank has not and will not invest in any class with residual characteristics. Additionally, the Bank will not invest in any subordinated debt class that is not rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization.

      Fixed- and Adjustable-Rate Mortgage Securities. The following table sets forth selected data relating to the composition of the Bank's mortgage securities portfolio as of the dates indicated.


                                                                                   AT MARCH 31,
                                                        -------------------------------------------------------------
                                                              1997                 1996                 1995
                                                        -----------------   -------------------   -------------------
                                                                 PERCENT                PERCENT              PERCENT
                                                        AMOUNT   OF TOTAL    AMOUNT    OF TOTAL   AMOUNT     OF TOTAL
                                                        ------   --------    ------    --------   ------     --------
Pass-through certificates:
  Adjustable .......................................   $ 73,927    32.5%    $ 54,503      24.2%   $31,753      56.1%
  Fixed ............................................    116,102    51.1      129,311      57.5     24,162      42.7
                                                       --------   -----     --------     -----    -------     -----
    Total pass-through certificates ................    190,029    83.6      183,814      81.7     55,915      98.8
                                                       --------   -----     --------     -----    -------     -----
CMOs ...............................................     12,751     5.6       13,664       6.1        714       1.2
                                                       --------   -----     --------     -----    -------     -----
Private Issues .....................................     24,661    10.8       27,448      12.2         --        --
                                                       --------   -----     --------     -----    -------     -----
Amortized cost of mortgage-backed securities........    227,441   100.0%     224,926     100.0%    56,629     100.0%
                                                                  =====                  =====                =====
Valuation allowance ................................     (4,461)              (4,244)              (3,493)
                                                       --------             --------              -------
  Carrying value of mortgage-backed securities
  at end of period .................................   $222,980             $220,682              $53,136
                                                       ========             ========              =======
Mortgage related mutual funds(1):
  AMF Adjustable Rate Mortgage Potfolio ............         --      --     $  2,551       3.6%   $ 2,399       3.6%
  AMF Intermediate Mortgage
    Securities Portfolio ...........................         --      --       68,889      96.4     64,690
                                                       --------   -----     --------     -----    -------
  Amortized cost of mutual funds ...................         --      --       71,440     100.0%    67,089     100.0%
                                                                                         =====                =====
  Valuation allowance ..............................         --               (2,274)              (3,020)
                                                       --------             --------              -------
   Carrying value of mortgage related mutual
   funds at end of period ..........................   $     --             $ 69,166              $64,069
                                                       ========             ========              =======

--------------------

(1) During the year ended March 31, 1997, the Bank sold intermediate and adjustable-rate mutual funds totalling $71.5 million, for a net loss of $2.9 million.

      Purchases, Sales and Repayments of Mortgage Securities. The following table sets forth the Bank's investment, mortgage-backed and mortgage-related securities activities for the periods indicated:


                                                                                                 TEN MONTHS
                                                                              YEAR               ENDED MARCH
                                                                          ENDED MARCH 31,            31
                                                                     ------------------------     ----------
                                                                        1997          1996          1995
                                                                     ------------------------     ----------
                                                                                  (IN THOUSANDS)
Mortgage-backed securities at beginning
  of period ......................................................... $224,926       $ 56,629       $58,016
  Purchases .........................................................   91,634        174,784            --
  Sales .............................................................   65,959             --            --
  Repayments ........................................................  (25,737)        (5,855)       (1,339)
  Discount accretion (premium) amortization .........................    2,577           (632)          (48)
                                                                      --------        --------      -------
Amortized cost of mortgage-backed
  securities at end of period .......................................  227,441        224,926        56,629
Valuation allowance .................................................   (4,461)        (4,244)       (3,493)
                                                                      --------       --------       -------
Carrying value of mortgage-backed securities at end of period ....... $222,980       $220,682       $53,136
                                                                      ========       ========       =======
Mortgage related mutual funds at
  beginning of period ............................................... $ 71,440       $ 67,089       $89,012
  Purchases .........................................................       --             --            --
  Redemptions .......................................................  (71,088)            --       (25,000)
  Dividend credited .................................................    2,350          4,351         3,624
  Profit (loss) on redemption .......................................   (2,702)            --          (547)
Mortgage related mutual funds at end of period ......................       --         71,440        67,089
Valuation allowance .................................................       --         (2,274)       (3,020)
                                                                      --------       --------       -------
Carrying value of mortgage related mutual funds at end of
period .............................................................. $      --      $ 69,166       $64,069
                                                                      =========      ========       =======


      Investment Portfolio. The following table sets forth certain information regarding the carrying and market values of the Bank's investment portfolio at the dates indicated:


                                                                               AT MARCH 31,
                                                      ------------------------------------------------------------
                                                              1997                 1996               1995
                                                      -------------------  ------------------  -------------------
                                                      CARRYING   MARKET    CARRYING   MARKET   CARRYING   MARKET
                                                        VALUE     VALUE     VALUE     VALUE     VALUE      VALUE
                                                      ---------  --------  --------  --------  --------  ---------
                                                                            (IN THOUSANDS)
Investments available for sale:
  Mortgage-backed securities ........................  $227,441  $222,980  $224,926  $220,682  $ 56,629   $ 53,136
  Mortgage related mutual funds .....................        --        --    71,440    69,166    67,089     64,069
  U.S. Government and agency
  obligations .......................................    69,945    67,634    94,868    92,873    69,908     64,338
                                                       --------  --------  --------  --------  --------   --------
   Total amortized cost .............................   297,386   290,614   391,234   382,721   193,626    181,543
  Valuation allowance ...............................    (6,772)       --    (8,513)       --   (12,083)        --
                                                       --------  --------  --------  --------  --------   --------
   Total investments held for sale ..................   290,614   290,614   382,721   382,721   181,543    181,543
                                                       --------  --------  --------  --------  --------   --------
Investments held to maturity:
  Short-term mutual funds ...........................       144       144     6,009     6,009       760        760
  Interest-earning deposits in other
    institutions ....................................     8,500     8,500       325       325       323        323
  FHLB stock ........................................     7,460     7,460     7,526     7,526     1,914      1,914
  U.S. Government and
    agency obligations ..............................     8,855     9,028     8,855     9,103    83,725     75,789
  Municipal and other agency
   obligations ......................................     2,422     2,527     2,500     2,571     3,974      4,001
                                                       --------  --------  --------  --------  --------   --------
   Total investments held to
      maturity ......................................    27,381    27,659    25,215    25,534    90,696     82,787
                                                       --------  --------  --------  --------  --------   --------
Total investments ...................................  $317,995  $318,273  $407,936  $408,255  $272,239   $264,330
                                                       ========  ========  ========  ========  ========   ========


      The table below sets forth certain information regarding the scheduled maturities, carrying value, amortized cost, market values and weighted average yields for the Bank's investment portfolio at March 31, 1997.



                                                     AT MARCH 31, 1997
                                          --------------------------------------
                                                                 MORE THAN ONE
                                          ONE YEAR OR LESS    YEAR TO FIVE YEARS
                                         -------------------  ------------------
                                                    WEIGHTED            WEIGHTED
                                         AMORTIZED  AVERAGE   AMORTIZED AVERAGE
                                           COST      YIELD      COST      YIELD
                                         ---------  --------  --------- --------
                                                  (DOLLARS IN THOUSANDS)

Investments available for sale:
   Mortgage-backed securities ........... $   --        --%   $ 83,417     5.64%
   U.S. Government and
     agency obligations .................     --        --      51,985     4.85
                                          ------      ----    --------     ----
    Total ...............................     --        --     135,402     5.34
 Valuation allowance ..................
    Total investments available for sale

Investments held to maturity:
   Short-term mutual funds ..............    144      5.19          --       --
   Interest-earning deposits
     in other institutions ..............  8,500      6.50          --       --
   FHLB stock ...........................     --        --          --       --
   U.S. Government, municipal and other
     agency obligations .................     50      5.34       8,955     6.83
                                          ------              --------
    Total investments held to maturity... $8,694      6.47    $  8,955     6.83
                                          ======              ========


                                                                 AT MARCH 31, 1997
                                          -----------------------------------------------------------------------
                                             MORE THAN FIVE
                                           YEARS TO TEN YEARS   MORE THAN TEN YEARS             TOTAL
                                          --------------------  -------------------  ----------------------------
                                                      WEIGHTED             WEIGHTED                      WEIGHTED
                                           AMORTIZED  AVERAGE   AMORTIZED  AVERAGE   AMORTIZED   MARKET   AVERAGE
                                             COST      YIELD      COST      YIELD      COST      VALUE    YIELD
                                          ----------- --------  ---------  --------  ---------   ------  --------
                                                                 (DOLLARS IN THOUSANDS)
Investments available for sale:
   Mortgage-backed securities ...........   $ 9,981    7.07%    $134,043     6.65%   $227,441   $222,980   6.30%
   U.S. Government and
     agency obligations .................    14,969    5.79        2,992     7.04      69,945     67,634   5.15
                                            -------    ----     --------     ----    --------   --------   ----
    Total ...............................    24,950    6.30      137,035     6.66     297,386   $290,614   6.03
   Valuation allowance ..................                                              (6,772)  ========
                                                                                      -------
    Total investments available for sale                                              290,614

Investments held to maturity:
   Short-term mutual funds ..............        --      --           --       --         144        144   5.19
   Interest-earning deposits
     in other institutions ..............        --      --           --       --       8,500      8,500   6.50
   FHLB stock ...........................        --      --        7,460     6.35       7,460      7,460   6.35
   U.S. Government, municipal and other
     agency obligations .................       982     5.48       1,290     7.00      11,277     11,555   6.73
                                            -------             --------             --------   --------
    Total investments held to maturity ..   $   982     5.48    $  8,750     6.45    $ 27,381   $ 27,659   6.55
                                            =======             ========             ========   ========



SOURCES OF FUNDS

      General. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities, sales of mortgage securities, and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

      Deposits. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including noninterest-bearing demand accounts, NOW accounts, passbook savings, money market accounts, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. Deposits have decreased 7.8% since 1993, from $481.7 million at May 31, 1993 to $444.1 million at March 31, 1997. This decrease has primarily been attributable to a declining population in Bayonne and to attrition as depositors sought higher yields in mutual funds and other markets. In addition the Bank expects approximately $45 million of ten-year certificates of deposit yielding 10% to mature by April 1998. The Bank does not expect to retain a significant portion of such deposits. Management, however, believes that based on the Bank's level of liquid assets and its borrowing capacity, it will have sufficient liquid funds to finance any significant withdrawals on such accounts.


      The Bank regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. Furthermore, the Bank plans to introduce new deposit products, such as commercial deposit accounts, and is considering expansion of its retail branch network into surrounding communities as a means of increasing its deposit base. The Bank anticipates establishing or purchasing several new branch offices over the next few years. Management expects the mix of deposits to shift towards transaction accounts as the Bank develops new products to obtain commercial deposit accounts. Management also expects the balance of certificates of deposit accounts to increase as the Bank introduces new deposit products, as well as electronic banking. The Bank anticipates that the growth in deposits would be accomplished through aggressive marketing of its retail branch network in surrounding communities, competitive pricing of retail products and the ability to provide loan and deposit products to commercial businesses in its market area. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Business Strategy." The Bank does not obtain funds through solicitation of brokers' funds from outside its market area, nor by offering negotiated rates on certificates of deposit in excess of $100,000.


      The following table presents the deposit activity of the Bank for the periods indicated:

                                                                  TEN MONTHS
                                        YEAR ENDED MARCH 31,     ENDED MARCH 31,
                                     --------------------------  -------------
                                         1997          1996          1995
                                     ------------   -----------  -------------
                                                  (IN THOUSANDS)

Net increase (decrease) before interest
  credited............................. $(22,099)      $(19,716)      $(42,924)
Interest credited......................   20,814         20,760         15,628
                                        --------       --------      ---------
Net increase (decrease) in deposits...  $ (1,285)      $  1,044      $(27,296)
                                        ========       ========      =========

At March 31, 1997, the Bank had $45.7 million in certificate accounts in amounts of $100,000 or more maturing as follows:


          MATURITY PERIOD               AMOUNT
-----------------------------------   ----------
                                      (DOLLARS IN
                                      THOUSANDS)

Within 12 months...................    $32,872
Within 13 to 36 months.............     12,119
Beyond 36 months...................        666
                                       -------
Total..............................    $45,657
                                       =======




      The following table sets forth the distribution of the Bank's deposit accounts for the periods indicated and the weighted average nominal interest rates on each category of deposits presented.



                                                            YEARS ENDED
                                                              MARCH 31,                                    TEN MONTHS
                                     -----------------------------------------------------------          ENDED MARCH 31,
                                                  1997                           1996                          1995
                                     ----------------------------   ----------------------------    ---------------------------
                                                 PERCENT WEIGHTED              PERCENT  WEIGHTED              PERCENT  WEIGHTED
                                                OF TOTAL AVERAGE               OF TOTAL  AVERAGE              OF TOTAL  AVERAGE
                                     BALANCE    DEPOSITS  YIELD     BALANCE    DEPOSITS   YIELD     BALANCE   DEPOSITS   YIELD
                                     --------   -------- -------    --------   --------- -------    --------  --------  -------
                                                                      (DOLLARS IN THOUSANDS)
Club accounts .....................  $    643     0.14%     --      $    671      0.15%     --      $    707     0.16%     --
Noninterest-bearing demand.........    11,264     2.54      --         8,332      1.87      --         5,185     1.17      --
NOW accounts ......................    31,576     7.11    2.44        30,288      6.80    2.44        27,772     6.25    2.44
Passbooks .........................   133,817    30.13    2.92       134,940     30.29    2.92       142,837    32.14    2.92
Money market deposit accounts .....    15,276     3.44    2.44        14,279      3.21    2.44        16,095     3.62    2.44
Time deposits that mature:
  Within 12 months ................   197,755    44.53    6.14       155,224     34.85    3.88       160,292    36.07    4.17
  Within 13 to 36 months ..........    50,439    11.36    7.54        90,747     20.37    4.79        63,023    14.18    4.79
  Beyond 36 months ................     3,369     0.75    5.57        10,943      2.46    8.72        28,469     6.41    8.58
                                     --------   ------              --------    ------              --------   ------
     Total deposits ...............  $444,139   100.00%   4.77      $445,424    100.00%   3.67      $444,380   100.00%   3.91
                                     ========   ======              ========    ======              ========   ======



      The following table presents, by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at March 31, 1997.

                                        AT MARCH 31,
                          -----------------------------------------
                              1997           1996          1995
                          ------------   ------------  ------------
                                        (IN THOUSANDS)

Certificate accounts:
0  to 3.99%.............   $  1,146       $  8,805      $ 62,344
4.00 to 5.99%...........    170,218        164,385       118,843
6.00 to 7.99%...........     14,425         20,310         9,638
Over 8.00%..............     65,774         63,414        60,959
                           --------       --------      --------
  Total.................   $251,563       $256,914      $251,784
                           ========       ========      ========

      Borrowings. Savings deposits are the primary source of funds of the Bank's lending and investment activities and for its general business purposes. If the need arises, however, the Bank may rely upon advances from the FHLB and the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by the Bank's stock in the FHLB and a portion of the Bank's first mortgage loans. At March 31, 1997, the Bank had $75.0 million in FHLB advances and reverse repurchase agreements outstanding.

      The FHLB functions as a central reserve bank providing credit for the Bank and other member savings institutions and financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. At March 31, 1997, the Bank had entered into repurchase agreements with the FHLB. These agreements, which totalled $30.0 million, are scheduled to mature in November 1997 and November 1998.



      The following table sets forth certain information regarding the Bank's borrowed funds, which include FHLB advances and lines of credit and repurchase agreements, at or for the periods ended on the dates indicated:


                                                                TEN MONTHS ENDED
                                     YEAR ENDED MARCH 31,          MARCH 31,
                                  --------------------------    ----------------
                                      1997          1996              1995
                                  -------------  -----------    ----------------

                                              (DOLLARS IN THOUSANDS)


FHLB advances and lines of credit:


  Maximum month-end balance.........  $59,600      $99,000             $16,000

  Balance at end of period..........   45,000       59,600              14,000

  Average balance...................   52,785       30,401               3,124

Weighted average interest rate on:

  Balance at end of period..........     5.56%        5.55%               6.56%

  Average balance for period(1).....     5.48%        6.73%               5.78%

Repurchase Agreements:

  Maximum month-end balance.........  $90,959      $90,919             $    --

  Balance at end of period..........   30,000       90,919                  --

  Average balance...................   65,060       28,792                  --

Weighted average interest rate on:

  Balance at end of period..........     5.62%        5.39%                 --%

  Average balance for period(1)....     5.69%        4.36%                 --%


---------------------------

(1)  Computed on the basis of month-end balances.

SUBSIDIARY ACTIVITIES


      As of March 31, 1997, the Bank had one subsidiary, Bayonne Service Corporation ("BSC"). BSC is currently engaged in the sale of non-deposit investment products primarily to the Bank's customers and members of the local community. As of March 31, 1997, BSC had $155,000 in assets, and for the year ended March 31, 1997, had $173,400 of income attributable to the sale of such annuity products.


PROPERTIES


      The Bank conducts its business through its main office and three full service branch offices, all located in Bayonne, New Jersey. The following table sets forth certain information concerning the main office and each branch office of the Bank at March 31, 1997. The aggregate net book value of the Bank's premises and equipment was $5.8 million at March 31, 1997. The Bank owns all of its properties.

                                                   NET BOOK VALUE
                                                   OF PROPERTY OR
                                                      LEASEHOLD
                                   YEAR            IMPROVEMENTS AT
          LOCATION               ACQUIRED          MARCH 31, 1997
----------------------------   -------------      -----------------
EXECUTIVE/MAIN OFFICE:

568 Broadway
Bayonne, New Jersey  07002         1945            $  625,700

BRANCH OFFICES:

171 Broadway
Bayonne, New Jersey  07002         1987             1,205,000

441-447 Broadway(1)
Bayonne, New Jersey  07002       1973/1994          1,225,400

949 Broadway
Bayonne, New Jersey  07002         1990             1,300,400

-------------

(1) Includes Financial Center building acquired in 1994 with a net book value of $712,000 at March 31, 1997.


      In addition to the properties described above and the Bank's REO, the Bank owns a 12-lot parcel of undeveloped land in Bayonne. The property was acquired in 1987 for possible construction of executive offices. As of March 31, 1997, the property was carried at $611,000.


LEGAL PROCEEDINGS

      The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company's financial condition or results of operations.

PERSONNEL


      As of March 31, 1997, the Bank had 83 full-time employees and 54 part-time employees. The employees are not represented by a collective bargaining unit and the Bank considers its relationship with its employees to be good. See "Management of the Bank - Benefit Plans" for a description of certain compensation and benefit programs offered to the Bank's employees.


                          FEDERAL AND STATE TAXATION

FEDERAL TAXATION


      General. The Bank and the Company will report their income on a calendar year basis using the accrual method of accounting and will be subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company. The Bank was last audited by the IRS in 1991 and has not been audited by the New Jersey Division of Taxation ("DOT") in the past five years.


      Bad Debt Reserve. Historically, savings institutions such as the Bank which met certain definitional tests primarily related to their assets and the nature of their business ("qualifying thrifts") were permitted to establish a reserve for bad debts and to make annual additions thereto, which may have been deducted in arriving at their taxable income. The Bank's deductions with respect to "qualifying real property loans," which are generally loans secured by certain interest in real property, were computed using an amount based on the Bank's actual loss experience.

      In August 1996, the provisions repealing the current thrift bad debt rules were passed by Congress as part of "The Small Business Job Protection Act of 1996." The new rules eliminate the 8% of taxable income method for deducting additions to the tax bad debt reserves for all thrifts for tax years beginning after December 31, 1995. These rules also require that all thrift institutions recapture all or a portion of their bad debt reserves added since the base year (last taxable year beginning before January 1, 1988). The Bank has previously recorded a deferred tax liability equal to the bad debt recapture and as such, the new rules will have no effect on net income or federal income tax expense.


      For the tax years beginning after December 31, 1995, the Bank is not permitted to maintain a tax reserve for bad debts. As of March 31, 1997, the Bank had an excess amount subject to recapture equal to $2.6 million. The new rules allow an institution to suspend the bad debt reserve recapture for the 1996 and 1997 tax years if the institution's lending activity for those years is equal to or greater than the institution's average mortgage lending activity for the six taxable years preceding 1996. For this purpose, only home purchase and home improvement loans are included and the institution can elect to have the tax years with the highest and lowest lending activity removed from the average calculation. If an institution is permitted to postpone the reserve recapture, it must begin its six year recapture no later than the 1998 tax year. The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. In addition, the balance of the pre-1988 bad debt reserves continue to be subject to provisions of present law referred to below that require recapture in the case of certain excess distributions to shareholders.


      Distributions. To the extent that the Bank makes "non-dividend distributions" to the Company that are considered as made (i) from the reserve for losses on qualifying real property loans, to the extent the reserve for such losses exceeds the amount that would have been allowed under the experience method, or (ii) from the supplemental reserve for losses on loans ("Excess Distributions"), then an amount based on the amount distributed will be included in the Bank's taxable income. Non-dividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock, and distributions in partial or complete liquidation. However, dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from the Bank's bad debt reserve. Thus, any dividends to the Company that would reduce amounts appropriated to the Bank's bad debt reserve and deducted for federal income tax purposes would create a tax liability for the Bank. The amount of additional taxable income created from an Excess Distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if, after the Conversion, the Bank makes a "non-dividend distribution," then approximately one and one-half times the amount so used would be includable in gross income for federal income tax purposes, assuming a 34% corporate income tax rate (exclusive of state and local taxes). See "Regulation" and "Dividend Policy" for limits on the payment of dividends of the Bank. The Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserve.

      Corporate Alternative Minimum Tax. The Internal Revenue Code of 1986, as amended (the "Code") imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20%. The excess of the bad debt reserve deduction using the percentage of taxable income method over the deduction that would have been allowable under the experience method is treated as a preference item for purposes of computing the AMTI. Only 90% of AMTI can be offset by net operating loss carryovers of which the Bank currently has none. AMTI is increased by an amount equal to 75% of the amount by which the Bank's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses). In addition, for taxable years beginning after December 31, 1986 and before January 1, 1996, an environmental tax of .12% of the excess of AMTI (with certain modifications) over $2.0 million was imposed on corporations, including the Bank, whether or not an Alternative Minimum Tax ("AMT") was paid. The Bank does not expect to be subject to the AMT.

      Dividends Received Deduction and Other Matters. The Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. The corporate dividends received deduction is generally 70% in the case of dividends received from unaffiliated corporations, except that if the Company or the Bank own more than 20% of the stock of a corporation distributing a dividend then 80% of any dividends received may be deducted.

STATE AND LOCAL TAXATION

      State of New Jersey. The Bank files New Jersey income tax returns. For New Jersey income tax purposes, savings institutions are presently taxed at a rate equal to 3% of taxable income. For this purpose, "taxable income" generally means federal taxable income, subject to certain adjustments (including the addition of net interest income on state and municipal obligations). The Bank is not currently under audit with respect to its New Jersey income tax returns.

      The Company will be required to file a New Jersey income tax return because it will be doing business in New Jersey. For New Jersey tax purposes, regular corporations are presently taxed at a rate equal to 9% of taxable income. For this purpose, "taxable income" generally means Federal taxable income subject to certain adjustments (including addition of interest income on state and municipal obligations). However, if the Company meets certain requirements, it may be eligible to elect to be taxed as a New Jersey Investment Company at a tax rate presently equal to 2.25% (25% of 9%) of taxable income.

      Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

                                  REGULATION

GENERAL

      The Bank is subject to extensive regulation, examination and supervision by the Department, as its chartering agency, the OTS, as its federal banking regulator, and the FDIC, as the deposit insurer. The Bank is a member of the FHLB System. The Bank's deposit accounts are insured up to applicable limits by the SAIF managed by the FDIC. The Bank must file reports with the Commissioner of the Department (the "Commissioner"), the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Department, the OTS and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Department, the OTS, the FDIC or the Congress, could have a material adverse impact on the Company, the Bank and their operations. The Company, as a savings and loan holding company, will also be required to file certain reports with, and otherwise comply with the rules and regulations of the OTS and of the Securities and Exchange Commission (the "SEC") under the federal securities laws.

      Any change in the regulatory structure or the applicable statutes or regulations, whether by the Department, the OTS, the FDIC or the Congress, could have a material impact on the Company, the Bank, their operations or the Conversion and Reorganization. Congress currently has under consideration various proposals to eliminate the federal thrift charter and abolish the OTS. The outcome of such legislation is uncertain. Therefore, the Bank is unable to determine the extent to which legislation, if enacted, would affect its business. See "Risk Factors - Financial Institution Regulation and Possible Legislation."

      Certain of the regulatory requirements applicable to the Bank and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations set forth in this Prospectus do not purport to be complete descriptions of such statutes and regulations and their effects on the Bank and the Company and is qualified in its entirety by reference to such statutes and regulations.

FEDERAL REGULATION OF SAVINGS INSTITUTIONS

      Business Activities. The activities of savings institutions are governed by the Home Owners' Loan Act, as amended (the "HOLA") and, in certain respects, the Federal Deposit Insurance Act ("FDI Act") and the regulations issued by the agencies to implement these statutes. These laws and regulations delineate the nature and extent of the activities in which savings associations may engage.

      Loans-to-One Borrower. Under the HOLA, savings institutions are generally subject to the national bank limit on loans-to-one borrower. Generally, this limit is 15% of the Bank's unimpaired capital and surplus, plus an additional 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At

March 31, 1997, the Bank's general policy is to limit loans-to-one borrower to $5.0 million. At March 31, 1997, the Bank's largest aggregate amount of loans-to-one borrower consisted of $1.5 million.


      QTL Test. The HOLA requires savings institutions to meet a QTL test. Under the QTL test, a savings association is required to maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed and related securities) in at least nine months out of each 12 month period. A savings association that fails the QTL test must either convert to a bank charter or operate under certain restrictions. As of March 31, 1997, the Bank maintained 85.5% of its portfolio assets in qualified thrift investments and, therefore, met the QTL test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered as "qualified thrift investments."


      Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The rule establishes three tiers of institutions, which are based primarily on an institution's capital level. An institution that exceeds all fully phased-in regulatory capital requirements before and after a proposed capital distribution ("Tier 1 Bank") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice to, but without the approval of the OTS, make capital distributions during a calendar year equal to the greater of: (i) 100% of its net earnings to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year; or (ii) 75% of its net earnings for the previous four quarters. Any additional capital distributions would require prior OTS approval. In the event the Bank's capital fell below its capital requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.


      Liquidity. The Bank is required to maintain an average daily balance of specified liquid assets equal to a monthly average of not less than a specified percentage (currently 5%) of its net withdrawable deposit accounts plus short-term borrowings. OTS regulations also require each savings institution to maintain an average daily balance of short-term liquid assets at a specified percentage (currently 1%) of the total of its net withdrawable deposit accounts and borrowings payable in one year or less. Monetary penalties may be imposed for failure to meet these liquidity requirements. The Bank's average liquidity ratio for the year ended March 31, 1997 was 34.8%, which exceeded the applicable requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

      Assessments. Savings institutions are required by regulation to pay assessments to the FDIC, the OTS and the New Jersey Department of Banking to fund the various agency's operations. The assessments paid by the Bank to these agencies for the years ended March 31, 1997 and 1996 totalled $974,000 and $1,163,000, respectively.


      Transactions with Related Parties. The Bank's authority to engage in transactions with related parties or "affiliates" (i.e., any company that controls or is under common control with an institution, including the Company and any non-savings institution subsidiaries that the Company may establish) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A restricts the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in
Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally requires that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

      Enforcement. Under the FDI Act, the OTS has primary enforcement responsibility over savings institutions and has the authority to bring action against all "institution-affiliated parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers or directors, receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or $1 million per day in especially egregious cases. Under the FDI Act, the FDIC has the authority to recommend to the Director of the OTS that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal and state law also establishes criminal penalties for certain violations.

      Standards for Safety and Soundness. The FDI Act requires each federal banking agency to prescribe for all insured depository institutions standards relating to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies have adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness ("Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset growth; asset quality; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the FDI Act. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

      Capital Requirements. The OTS capital regulations require savings institutions to meet three capital standards: a 1.5% tangible capital standard, a 3% leverage (core capital) ratio and an 8% risk based capital standard. Core capital is defined as common stockholder's equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights ("MSRs") and credit card relationships. The OTS regulations require that, in meeting the leverage ratio, tangible and risk-based capital standards institutions generally must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank. In addition, the OTS prompt corrective action regulation provides that a savings institution that has a leverage capital ratio of less than 4% (3% for institutions receiving the highest CAMEL examination rating) will be deemed to be "undercapitalized" and may be subject to certain restrictions. See "- Prompt Corrective Regulatory Action."

      The risk-based capital standard for savings institutions requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. The components of core capital are equivalent to those discussed earlier under the 3% leverage standard. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and, within specified limits, the allowance for loan and lease losses. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

      The OTS has incorporated an interest rate risk component into its regulatory capital rule. The final interest rate risk rule also adjusts the risk-weighting for certain mortgage derivative securities. Under the rule, savings associations with "above normal" interest rate risk exposure would be subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the institution's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Under the rule, there is a two quarter lag between the reporting date of an institution's financial data and the effective date for the new capital requirement based on that data. A savings association with assets of less than $300 million and risk-based capital ratios in excess of 12% is not subject to the interest rate risk component, unless the OTS determines otherwise. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component on a case-by-case basis. The OTS has postponed the date that the component will first be deducted from an institution's total capital to provide it with an opportunity to review the interest rate risk approaches taken by the other federal banking agencies.


      At March 31, 1997, the Bank met each of its capital requirements, in each case on a fully phased-in basis. See "Regulatory Capital Compliance" for a table which sets forth in terms of dollars and percentages the OTS tangible, leverage and risk-based capital requirements, the Bank's historical amounts and percentages at March 31, 1997, and pro forma amounts and percentages based upon the issuance of the shares within the Estimated Price Range and assuming that a portion of the net proceeds are retained by the Company.


PROMPT CORRECTIVE REGULATORY ACTION

      Under the OTS prompt corrective action regulations, the OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of capitalization. Generally, a savings institution that has a total risk-based capital of less than 8.0% or a leverage ratio or a Tier 1 capital ratio that is less than 4.0% is considered to be undercapitalized. A savings institution that has a total risk-based capital less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized." Subject to a narrow exception, the banking regulator is required to appoint a receiver or conservator for an institution that is critically undercapitalized. The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date an association receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions may become immediately applicable to the institution depending upon its category, including, but not limited to, increased monitoring by regulators, restrictions on growth, and capital distributions and limitations on expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

INSURANCE OF DEPOSIT ACCOUNTS


      The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial information, as of the reporting period ending seven months before the assessment period, consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. The FDIC is authorized to raise the assessment rates in certain circumstances. The FDIC has exercised this authority several times in the past and may raise insurance premiums in the future. If such action is taken by the FDIC, it could have an adverse effect on the earnings of the Bank. The Bank's assessment rate for the year ended March 31, 1997 was .0648% of assessable deposits. The Bank's assessment rate for the year ended March 31, 1996 and the ten months ended March 31, 1995 was .23% of assessable deposits.


      Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

FEDERAL HOME LOAN BANK SYSTEM


      The Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in the FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB, whichever is greater. The Bank was in compliance with this requirement with an investment in FHLB stock at March 31, 1997 of $7.5 million. FHLB advances must be secured by specified types of collateral and all long-term advances may only be obtained for the purpose of providing funds for residential housing finance. At March 31, 1997, the Bank had $75.0 million in FHLB advances and repurchase agreements.

      The FHLBs are required to provide funds for the resolution of insolvent thrifts and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to their members. For the years ended March 31, 1997 and 1996, and the ten months ended March 31, 1995, dividends from the FHLB to the Bank amounted to approximately $477,871, $186,000 and $138,000, respectively. If dividends were reduced, the Bank's net interest income would likely also be reduced. Further, there can be no assurance that the impact of recent or future legislation on the FHLBs will not also cause a decrease in the value of the FHLB stock held by the Bank.


FEDERAL RESERVE SYSTEM

      The Federal Reserve Board regulations require savings institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve Board regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $49.3 million or less (subject to adjustment by the Federal Reserve Board) the reserve requirement is 3%; and for accounts greater than $49.3 million, the reserve requirement is $1.479 million (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $49.3 million. The first $4.4 million of otherwise reservable balances (subject to adjustment by the Federal Reserve Board) are exempted from the reserve requirements. The Bank is in compliance with the foregoing requirements. Because required reserves must be maintained in the form of either vault cash, a noninterest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve Board, the effect of this reserve requirement is to reduce the Bank's interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve "discount window," but Federal Reserve Board regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve Bank.

NEW JERSEY LAW

      The Commissioner regulates, among other things, the Bank's internal business procedures as well as its deposits, lending and investment activities. The Commissioner must approve changes to the Bank's Certificate of Incorporation, establishment or relocation of branch offices, mergers and the issuance of additional stock. In addition, the Commissioner conducts periodic examinations of the Bank. Certain of the areas regulated by the Commissioner are not subject to similar regulation by the FDIC.

      Recent federal and state legislative developments have reduced distinctions between commercial banks and SAIF-insured savings institutions in New Jersey with respect to lending and investment authority, as well as interest rate limitations. As federal law has expanded the authority of federally chartered savings institutions to engage in activities previously reserved for commercial banks, New Jersey legislation and regulations ("parity legislation") have given New Jersey chartered savings institutions, such as the Bank, the powers of federally chartered savings institutions.

      New Jersey law provides that, upon satisfaction of certain triggering conditions, as determined by the Commissioner, insured institutions or savings and loan holding companies located in a state which has reciprocal legislation in effect on substantially the same terms and conditions as stated under New Jersey law may acquire, or be acquired by, New Jersey insured institutions or holding companies on either a regional or national basis. New Jersey law explicitly prohibits interstate branching.

HOLDING COMPANY REGULATION

      The Company will be a non-diversified unitary savings and loan holding company within the meaning of the HOLA. As such, the Company will be required to register with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution. The Bank must notify the OTS 30 days before declaring any dividend to the Company.

      As a unitary savings and loan holding company, the Company generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that the Bank continues to be a QTL. See "- Federal Regulation of Savings Institutions - QTL Test" for a discussion of the QTL requirements. Upon any non-supervisory acquisition by the Company of another savings association, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company ("BHC") Act, subject to the prior approval of the OTS, and to other activities authorized by OTS regulation. Recently proposed legislation would treat all savings and loan holding companies as bank holding companies and limit the activities of such companies to those permissible for bank holding companies. See "Risk Factors Financial Institution Regulation and Possible Legislation."

      The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of the voting stock of another savings institution, or holding company thereof, without prior written approval of the OTS; from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. The HOLA also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by the HOLA; or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

      The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

FEDERAL SECURITIES LAWS

      The Company has filed with the SEC a registration statement under the Securities Act of 1933, as amended ("Securities Act"), for the registration of the Common Stock to be issued pursuant to the Conversion. Upon completion of the Conversion, the Company's Common Stock will be registered with the SEC under the Exchange Act. The Company will then be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Exchange Act.

      The registration under the Securities Act of shares of the Common Stock to be issued in the Conversion does not cover the resale of such shares. Shares of the Common Stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

                           MANAGEMENT OF THE COMPANY

      The Board of Directors of the Company is divided into three classes, each of which contains approximately one-third of the Board. The directors shall be elected by the stockholders of the Company for staggered three year terms, or until their successors are elected and qualified. One class of directors, consisting of Messrs. Lamparello and Sisk has a term of office expiring at the first annual meeting of stockholders, a second class, consisting of Messrs. Patrick F.X. Nilan and Wisniewski, has a term of office expiring at the second annual meeting of stockholders, and a third class, consisting of Messrs. Conaghan, Michael Nilan and Whelply has a term of office expiring at the third annual meeting of stockholders. Their names and biographical information are set forth under "Management of the Bank - Directors."

      The following individuals are the executive officers of the Company and hold the offices set forth below opposite their names.

          NAME                 POSITIONS HELD WITH COMPANY
------------------------     -------------------------------

Patrick F.X. Nilan           Chairman of the Board
Michael Nilan                President and Chief Executive Officer
Eugene V. Malinowski, CPA    Vice President/Chief Financial Officer

Thomas M. Coughlin, CPA      Corporate Secretary/Treasurer


      The executive officers of the Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal at the discretion of the Board of Directors.

      Since the formation of the Company, none of the executive officers, directors or other personnel of the Company has received remuneration from the Company. Information concerning the principal occupations, employment and other information concerning the directors and officers of the Company during the past five years is set forth under "Management of the Bank - Biographical Information."

                            MANAGEMENT OF THE BANK

DIRECTORS

      The following table sets forth certain information regarding the Board of Directors of the Bank.


                                  POSITION(S) HELD WITH THE            DIRECTOR    TERM
        NAME           AGE(1)              BANK(2)                     SINCE(3)   EXPIRES
--------------------   -----  ----------------------------------        ------  -------------
Patrick F.X. Nilan(4)   66    President, Chief Executive Officer and     1963       1998
                              Chairman
Patrick D. Conaghan     59    Director                                   1986       1999
Sam P. Lamparello       74    Director                                   1983       1997
James F. Sisk           58    Director                                   1983       1997
Frederick G. Whelply    76    Director                                   1973       1999
Joseph L. Wisniewski    65    Director                                   1967       1998
Michael Nilan(4)        33    Vice President/Chief Operating Officer     1997       1999
                               and Director

----------


(1)  As of March 31, 1997.


(2)  All directors of the Bank are also directors of the Company.

(3) Reflects initial appointment to the Board of Directors of the Bank's mutual predecessor.


(4) Mr. Patrick F.X. Nilan has announced his retirement as Chief Executive Officer and President of the Bank, effective June 30, 1997. He will remain as Chairman of the Board of Directors of the Company and the Bank. Mr. Michael Nilan has been elected to succeed Patrick F.X. Nilan as Chief Executive Officer and President of the Bank effective June 30, 1997.


EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

   The following table sets forth certain information regarding the executive officers of the Bank who are not also directors.

          NAME            AGE(1)        POSITION(S) HELD WITH THE BANK
------------------------  -----  ---------------------------------------------

Eugene V. Malinowski       57    Vice President/Chief Financial Officer
Eugene J. Harz             60    Vice President/Shareholder Relations
James E. Collins           48    Vice President/Loan Officer
Donald Mindiak             38    Controller
Thomas Coughlin            37    Corporate Secretary

----------

(1)  As of March 31, 1997.

      Each of the executive officers of the Bank will retain his office in the Bank until their re-election at the annual meeting of the Board of Directors of the Bank, held immediately after the first annual meeting of stockholders subsequent to the Conversion, and until their successors are elected and qualified or until they are removed or replaced. Officers are subject to re-election by the Board of Directors annually.

BIOGRAPHICAL INFORMATION

      DIRECTORS

      Patrick F.X. Nilan has been employed by the Bank in various capacities since 1954. Mr. Nilan was elected to the Board of Directors in 1963, and was elected Chairman of the Board in 1991. Patrick F.X. Nilan is the father of Michael Nilan. Mr. Nilan plans to retire from active service as President and Chief Executive Officer of the Bank at June 30, 1997, having completed 43 years of service for the Bank. Mr. Nilan will remain as Chairman of the Board of Directors of the Company and the Bank.

      Patrick D. Conaghan is a partner in the law firm of Conaghan & Conaghan in Bayonne. Mr. Conaghan was elected to the Board of Directors in 1986.

      Sam P. Lamparello was elected to the Board of Directors in 1983. Mr. Lamparello is the President and founder of Beacon Oil Company located in Bayonne.

      James F. Sisk was the Chief of Police of the City of Bayonne until 1996. He is now the Public Safety Director of the City of Bayonne. Mr. Sisk was elected to the Board of Directors in 1983.

      Frederick G. Whelply was elected to the Board of Directors in 1973. Mr. Whelply is retired. Prior to his retirement, he was Executive Vice President of Bayonne Hospital.

      Joseph L. Wisniewski was employed by the Bank in various capacities from 1956 until his retirement from his position as Senior Vice President in August, 1996. He remains a director of the Bank.

      Michael Nilan has been Chief Operating Officer of the Bank since 1996. Prior thereto, Mr. Nilan served as Vice President of Operations from 1995 to 1996 and Assistant Vice President from July 1993 until 1995. Effective July 1, 1997, Mr. Nilan will become President and Chief Executive Officer of the Bank upon the retirement of Patrick F.X. Nilan from those positions. Mr. Nilan is the head of the Bayonne Service Corporation annuity program and is a member of the Budget Committee and Asset/Liability Committee. Mr. Nilan has been employed by the Bank since 1986. He was appointed to the Board in February 1997. Michael Nilan is the son of Patrick F.X. Nilan.


      EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


      Eugene V. Malinowski is a Certified Public Accountant and has been employed as Vice President and Chief Financial Officer since November 1996. Prior thereto, Mr. Malinowski was Executive Vice President and Chief Financial Officer of a $2.5 billion commercial bank and was a partner for 15 years with KPMG Peat Marwick LLP. Mr. Malinowski is a member of the Investment, Budget and Asset/Liability Committees.


      Eugene J. Harz has been the Vice President of Marketing, Investment and Shareholder Services since 1995. Prior thereto, Mr. Harz was the Vice President of Operations since 1990, and was Controller from 1970 through 1990. Mr. Harz is a member of the Budget Committee and Chairman of the Asset Classification Committee. Mr. Harz has been employed by the Bank in various capacities since 1959.

      James E. Collins has been the Vice President/Loan Officer since 1990, and was a Loan Officer from 1987 through 1990. Mr. Collins oversees all activity in the Loan Department. In addition, Mr. Collins is the Bank's Community Reinvestment Act officer, and is a member of the Bank's Budget Committee. Mr. Collins has been employed by the Bank since 1972.

     Donald Mindiak has been Controller since 1990. Mr. Mindiak oversees the Bank's financial reporting and is Secretary of the Asset/Liability Committee and the Investment Committee, and a member of the Budget Committee. Mr. Mindiak has been employed by the Bank since 1977.

      Thomas M. Coughlin is a Certified Public Accountant, and has been Corporate Secretary since 1991. Mr. Coughlin has been employed by the Bank since 1986. Prior to his appointment as Corporate Secretary, Mr. Coughlin served as a part-time financial consultant and internal auditor, and was a self-employed certified public accountant.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS OF THE BANK AND COMPANY


      The business of the Bank's Board of Directors is conducted through meetings and activities of the Board and its committees. During the year ended March 31, 1997, the Board of Directors held 26 regular meetings and five special meetings. During the year ended March 31, 1997, no director attended fewer than 75% of the total meetings of the Board of Directors of the Bank and committees on which such director served.

      The Audit Committee consists of Directors Sisk, Whelply, Conaghan and Lamparello. The Audit Committee met [12] times during the year ended March 31, 1997. The Audit Committee reviews audit programs and results of audits of compliance, departmental internal controls and operating procedures.

      The Bank has no standing nominating committee. The entire Board of Directors acts as a Nominating Committee. The Board of Directors met once in its capacity as a nominating committee during the year ended March 31, 1997.

      The Bank has no standing Compensation Committee. The entire Board of Directors acts as the compensation committee. The Board of Directors met [twice] in its capacity as a compensation committee during the year ended March 31, 1997.

DIRECTOR COMPENSATION

      Nonemployee directors received $750 for each Board of Directors meeting attended, plus a $6,000 retainer each quarter. Nonemployee directors serving on the Asset/Liability Committee and the Audit Committee are paid $250 for each meeting attended. Nonemployee directors of the Security and Investment Committee receive $500 monthly. During the year ended March 31, 1997, each director received additional compensation of $22,500. In 1987, the Bank entered into an annuity compensation agreement with each of the Bank's current directors, pursuant to which the Bank currently pays each director an annual benefit of $16,000. The payments will continue to be made over the lifetime of each director with no fewer than 120 monthly payments to be made to each director or his beneficiary, and are in addition to other fees received by directors.

      Upon retirement, Mr. Patrick F.X. Nilan will become eligible to receive compensation as a nonemployee director. It is expected that, for his service as Chairman of the Board, Mr. Nilan will receive a quarterly retainer of $7,500, plus $1,000 for each Board of Directors meeting attended. The Bank also expects to enter into a three-year consulting agreement with Mr. Nilan, pursuant to which Mr. Nilan will continue to provide advice on the operations of the Bank, in order to ensure a smooth transition following the Reorganization and change in management. For his services, Mr. Nilan will be paid a fee of $100,000 annually.


      1995 Stock Option Plan. During the fiscal year ending March 31, 1996, the stockholders of the Bank approved the First Savings Bank of New Jersey, S.L.A. and Bayonne Bankshares, M.H.C. 1995 Stock Option Plan ("1995 Stock Option Plan") which authorizes the grant of stock options and limited rights equal to 135,802 shares of Common Stock. Pursuant to the Stock Option Plan, nonemployee directors Conaghan, Lamparello, Sisk and Whelply have each been granted options to purchase 6,790 shares of Common Stock at an exercise price of $13.00 per share. All options granted under the Stock Option Plan are exercisable in five equal installments of 20% commencing on August 9, 1996.


      1995 Recognition and Retention Plan. During the fiscal year ending March 31, 1996, the Bank's stockholders approved the First Savings Bank of New Jersey, S.L.A. and Bayonne Bankshares, M.H.C. 1995 Recognition and Retention Plan ("1995 Recognition Plan") which authorized the issuance of 54,321 shares of Common Stock. Under the Recognition Plan, nonemployee directors Conaghan, Lamparello, Sisk and Whelply each have been awarded 2,716 shares of Common Stock, subject to restrictions set forth in the Recognition Plan ("Restricted Stock"). The aggregate value of the shares awarded to the nonemployee directors, based upon the per share price of the time of award, was $152,096. The Restricted Stock vests in five equal annual installments of 20% commencing on July 28, 1996.

EXECUTIVE COMPENSATION

      Cash Compensation. The following table sets forth certain information as to the total remuneration paid by the Bank to executive officers who received salary and bonuses in excess of $100,000 during the fiscal year ended March 31, 1997 ("Named Executive Officers"). In addition, the table sets forth information regarding total remuneration for the year ended March 31, 1996 and the ten months ended March 31, 1995.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           LONG-TERM COMPENSATION
                                                                                   -----------------------------------
                                                        ANNUAL COMPENSATION(1)            AWARDS              PAYOUTS
                                                  --------------------------------------------------------------------
                                                                                                                             (i)
                                                                          OTHER                   SECURITIES
                                 FISCAL                                   ANNUAL    RESTRICTED    UNDERLYING    LTIP     ALL OTHER
 NAME AND PRINCIPAL              YEARS                                 COMPENSATION STOCK AWARDS OPTIONS/SARS  PAYOUTS  COMPENSATION
      POSITIONS                  ENDED          SALARY($)(1)  BONUS($)      ($)       ($)(2)       (#)(3)        ($)       ($)(5)
------------------------------------------------------------------------------------------------------------------------------------
Patrick F.X. Nilan(6)        March 31, 1997       $470,000    $37,500       $--       $329,315       33,950       --       $82,008
Chairman, President and      March 31, 1996        432,597     75,000        --        176,540       33,950       --        38,203
Chief Executive Officer      March 31, 1995(4)     341,667     75,000        --          --            --         --        16,000

Joseph L. Wisniewski(7)      March 31, 1997       $272,788    $22,500       $--       $131,726        5,888       --       $82,008
Senior Vice President        March 31, 1996        266,178     45,000        --         70,616       13,580       --        38,203
Senior Loan Officer          March 31, 1995(4)     210,000     45,000        --          --            --         --        16,000

Eugene J. Harz               March 31, 1997       $120,000    $ 2,500       $--       $ 69,161        3,449       --       $57,230
Vice President               March 31, 1996        120,356      5,000        --         37,076        3,449       --        20,226
Shareholder Relations        March 31, 1995(4)     100,000     10,000        --           --            --        --           --


----------

(1) Includes compensation deferred at the election of the officer pursuant to the Bank's Financial Institution's Thrift Plan (the "401(k) Plan").


(2) Represents awards granted pursuant to the Recognition Plan. The awards were granted on July 28, 1995, and had a fair market value of $13.00, based upon the closing price, per share on the date of grant. The value of such shares was determined by multiplying the number of shares awarded by the fair market value of the shares on the date of award. Such awards vest in equal installments at a rate of 20% per year beginning one year following the date of grant, unless otherwise determined by the Board. Awards will be 100% vested upon termination of employment due to death, disability or following a change in control. Pursuant to these Plans, Messrs. Nilan, Wisniewski and Harz were awarded 13,580, 5,432 and 2,852 restricted shares, respectively, 80% of which were unvested as of March 31, 1997. At March 31, 1997, based upon the closing price of the Bank's Common Stock of $24.25 per share, such awards had market values of $329,315, $131,726 and $69,161, respectively.


(3) Includes options awarded pursuant to the Stock Option Plan. The options vest in five equal annual installments commencing on August 9, 1996, and the exercise price of such options is $13.00.

(4)  Reflects total remuneration for the ten months ended March 31, 1995.

(5) Includes amounts received by officers Nilan and Wisniewski pursuant to the Bank's Annuity Compensation Agreements. Includes the value of shares awarded under the Bank's ESOP. Does not include amounts contributed by the Bank pursuant to the Bank's noncontributory defined benefit plan (the "Retirement Plan"), the Bank's nonqualified supplemental executive retirement income- deferred compensation agreements ("Executive Agreements"), automobile insurance on personal vehicles used in lieu of Bank supplied automobiles, nor reimbursement of mileage while on company business.

(6) Mr. Nilan will retire from the positions of President and Chief Executive Officer of the Bank effective June 30, 1997.

(7) Mr. Wisniewski retired from his position of Senior Vice President, Senior Loan Officer in August 1996. Mr. Wisniewski continues to serve as a member of the board of directors of the Bank and the Company.

EMPLOYMENT AGREEMENTS

      In July 1993, the Bank entered into an employment agreement with Patrick F.X. Nilan which agreement will expire effective June 30, 1997 upon his resignation from the positions of Chief Executive Officer and President of the Bank. Effective upon the Conversion, the Bank and the Company intend to enter into employment agreements (collectively, the "Employment Agreements") with Mr. Michael Nilan (the "Executive"). The Employment Agreements are subject to the review and approval of the Company, the Bank and the review of the OTS and may be amended as a result of such review. Review of the compensation arrangements by the OTS does not indicate, and should not be construed to indicate that the OTS has passed upon the merits thereof. The Employment Agreements are intended to ensure that the Bank and the Company will be able to maintain a stable and competent management base after the Conversion. The continued success of the Bank and the Company depends to a significant degree on the skills and competence of Mr. Michael Nilan.

      The proposed Employment Agreements are expected to provide for a three-year term for the Executive. It is expected that the Bank's Employment Agreement would provide that, commencing on the first anniversary date and continuing each anniversary date thereafter, the Board of Directors of the Bank would review the agreements and the Executive's performance for purposes of determining whether to extend the agreements with the Bank for an additional year such that the remaining terms would be the amount of the original terms. It is expected that the Company Employment Agreement would automatically extend daily, such that the remaining terms would be the amount of the original term unless written notice of non-renewal is given by the Board of Directors of the Company after conducting a performance evaluation of the executive. The base salary which will be effective for the Employment Agreement for Mr. Michael Nilan will be $150,000. In addition to the base salary, the proposed Employment Agreements would provide for, among other things, participation in stock benefit plans and other fringe benefits applicable to executive personnel. The Employment Agreements would provide for termination by the Bank or the Company for cause, as would be defined in the agreements, at any time. In the event the Bank or the Company would choose to terminate the Executive's employment for reasons other than for cause, or in the event of the Executive's resignation from the Bank and the Company upon: (i) failure to re-elect the Executive to his current offices; (ii) a material change in the Executive's functions, duties or responsibilities; (iii) a relocation of the Executive's principal place of employment by more than 25 miles; (iv) liquidation or dissolution of the Bank or the Company; or (v) a breach of the agreement by the Bank or the Company, the Executive or, in the event of death, his beneficiary, would be entitled to receive the remaining base salary payments due to the Executive and the contributions that would have been made on the Executive's behalf to any employee benefit plans of the Bank or the Company during the remaining term of the agreement. The Bank and the Company would also continue and pay for the Executive's life, health and disability coverage for the remaining term of the Employment Agreements.

      Under the proposed Employment Agreements, if voluntary or involuntary termination follows a "change in control" of the Bank or the Company, as defined in the proposed Employment Agreements, it is expected that the Executive or, in the event of death, his beneficiary, would be entitled to a payment equal to the greater of: (1) the payments due for the remaining term of the agreement; or (2) a severance payment equal to three times the average of the five preceding taxable years' compensation. It is also expected that the Bank and the Company would also continue the Executive's life, health, and disability coverage for 36 months. Notwithstanding that both agreements would provide for a severance payment in the event of a change in control, the Executive would only be entitled to receive a severance payment under one agreement.

      Payments to the Executive under the Bank's proposed Employment Agreements are expected to be guaranteed by the Company in the event that payments or benefits are not paid by the Bank. Payment under the Company's Employment Agreement would be made by the Company. All reasonable costs and legal fees paid or incurred by the Executive pursuant to any dispute or question of interpretation relating to the Employment Agreements would be paid by the Bank or Company, respectively, if the Executive is successful on the merits pursuant to a legal judgment, arbitration or settlement. It is also expected that the Employment Agreements would provide that the Bank and Company would indemnify the Executive to the fullest extent allowable under federal and Delaware law, respectively. In the event of a change in control of the Bank or Company, the total amount of payments that would be due under the Employment Agreements, based solely on cash compensation paid to Mr. Michael Nilan over the past three fiscal years and excluding any benefits under any employee benefit plan which may be payable, would be approximately $237,000.


CHANGE IN CONTROL AGREEMENTS


     In January 1995, the Bank entered into Severance Agreements (the "Severance Agreements") with Messrs. Michael Nilan, Harz, Collins, Mindiak and Coughlin which provide such officers with certain benefits in the event of a change in control of the Bank or the Company. Effective upon the Conversion and Reorganization, the Bank intends to replace the existing Severance Agreements with new Change in Control Agreements for Messrs. Harz, Collins, Mindiak and Coughlin and the Bank and the Company intend to enter into a Change in Control Agreements ("CIC Agreement") with Mr. Malinowski. Such agreements will have terms ranging from one to three years. The Company, the Bank and Mr. Nilan have mutually agreed to terminate Mr. Nilan's existing Severance Agreement, and to enter into an Employment Agreement instead. The proposed CIC Agreement is expected to provide that commencing on the first anniversary date and continuing on each anniversary thereafter, the Bank's CIC Agreements may be renewed by the Board of Directors for an additional year while the term of the Company's CIC Agreements shall be extended on a daily basis unless written notice of non-renewal is given by the Board of Directors of the Company. It is also expected that the CIC Agreements with the Company will provide that in the event voluntary or involuntary termination follows a change in control of the Bank or the Company, the officer would be entitled to receive a severance payment equal to one to three times the officer's average annual compensation for the five years preceding termination, depending on the term of the officers' CIC Agreement. It is also expected that the Bank's CIC Agreement would have a similar change in control provision; however, the officer would only be entitled to receive a severance payment under one agreement. The Company and the Bank would also continue, and pay for, the officer's life, health and disability coverage for 12 to 36 months following termination. Payments to the officer under the Bank's CIC Agreements would be guaranteed by the Company in the event that payments or benefits are not paid by the Bank. In the event of a change in control of the Bank or Company, the total payments that would be due under the CIC Agreements, based solely on the cash compensation paid to the officers covered by the CIC Agreements over the past three fiscal years and excluding any benefits under any employee benefit plan which may be payable, would be approximately $1.5 million.


EMPLOYEE SEVERANCE COMPENSATION PLAN

      It is anticipated that the Bank's Board of Directors will, subsequent to the Conversion and Reorganization, establish the First Savings Bank of New Jersey, SLA Employee Severance Compensation Plan ("Severance Plan") which would provide eligible employees with severance pay benefits in the event of a change in control of the Bank or the Company following Conversion and Reorganization. Management personnel with employment or CIC Agreements would not be eligible to participate in the Severance Plan. Generally, all employees would be eligible to participate in the Severance Plan. It is expected that the Severance Plan would vest in each participant a contractual right to the benefits such participant is entitled to thereunder. It is expected that under the Severance Plan, in the event of a change in control of the Bank or the Company, eligible employees who are terminated from or terminate their employment within one year of the change in control (for reasons specified under the Severance Plan), would be entitled to receive a severance payment. The participant would be entitled to a cash severance payment equal to one-twelfth of annual compensation for each year of service up to a maximum of 100% of annual compensation. Such payments may tend to discourage takeover attempts by increasing costs to be incurred by the Bank in the event of a takeover. In the event the provisions of the Severance Plan were triggered, the total amount of payments that would be due thereunder, based solely upon current salary levels at March 31, 1997, would be approximately $1.5 million.


BENEFIT PLANS

      Insurance Plans. All full-time employees of the Bank, upon completion of the applicable probation period, are covered as a group for comprehensive hospitalization, including major medical, dental, long-term disability, accidental death and dismemberment insurance and group term life insurance. Officers of the Bank are also provided with life insurance policies which provide such officers the option of receiving the cash value of such policies upon retirement or, in certain instances, upon termination of employment.

      Financial Institutions Thrift Plan. The Bank maintains the Financial Institutions Thrift Plan, which is a qualified tax-exempt profit sharing plan with a cash-or-deferred feature under Section 401(k) of the Code (the 401(k)
Plan). All employees who have completed six months of service with the Bank during which they had at least 500 hours of service may participate in the Plan. A participant may, with certain limitations, elect to contribute to the 401(k) Plan, in the form of deferrals of between 1% and 15% of the total compensation that would otherwise be payable to the employee, not to exceed $9,500 per year (adjusted for cost of living). Employee contributions are fully-vested and nonforfeitable at all times. The 401(k) Plan permits contribution by the Bank, although the Bank has not made contributions in the past.



      Annuity Compensation Agreements. The Annuity Compensation Agreements provide that Mr. Patrick F.X. Nilan receives an annual payment of $16,000 over his lifetime, with no fewer than 10 such annual payments to be made to such person or his beneficiaries. Payments under the Annuity Compensation Agreements commenced in December 1992.

      First Savings Bank of New Jersey Pension Plan. The Bank maintains a Retirement Plan. All employees age 21 or older who have worked at the Bank for a period of six months are eligible to accrue benefits under the Retirement Plan. The Bank annually contributes an amount to the Retirement Plan necessary to satisfy the actuarially determined minimum funding requirements in accordance with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Retirement Plan operates on a plan year beginning December 15 each year.

      At the normal retirement age of 65 (or the fifth anniversary of plan participation, if later), the plan is designed to provide a life annuity guaranteed for 10 years. The retirement benefit provided is an amount equal to 2% of a participant's average monthly salary, multiplied by the total number of years of service from the date of employment to normal retirement date. This amount is reduced by approximately .63% of average monthly salary up to the covered compensation wage base (as defined in the Retirement Plan) multiplied by the total number of years of service (up to a maximum of 35 years). Notwithstanding the above formula, the Retirement Plan will pay a minimum monthly benefit equal to 2% of monthly salary, times years of service up to ten years of service. Retirement benefits are also payable upon retirement due to early and late retirement, disability or death. A reduced benefit is payable upon early retirement at or after age 55 and the completion of ten years of service with the Bank. Upon termination of employment other than as specified above, a participant is eligible to receive his vested accrued benefit as a retirement annuity commencing on such participant's normal date. Benefits are payable in various annuity forms with the normal form being an annuity for the participant's life, with a minimum guarantee of payments for five years. For the plan year ended December 14, 1996, the Bank made an estimated contribution to the Retirement Plan of $262,000. About the time of the Conversion and Reorganization, the Board intends to freeze the future accrual of benefits under the Retirement Plan in connection with the adoption or amendment of another qualified employee benefit plan.


      The following table indicates the annual retirement benefit that would be payable under the Retirement Plan upon retirement at age 65 in calendar year 1995, expressed in the form of a life annuity with a five year guaranteed payment for the final average salary and benefit service classification specified below. Benefits payable under the Retirement Plan are not subject to a deduction for Social Security or other amounts.


                                  YEARS OF BENEFIT SERVICE
               ---------------------------------------------------------------
HIGH 5 YEAR
FINAL AVERAGE
EARNINGS(1)        5         10        15         20         30         35
------------   ---------  --------- ---------  ---------  ---------  ---------

  $20,000      $ 1,375    $ 2,750   $ 4,125    $ 5,500   $  8,250   $  9,625
  $40,000        2,750      5,500     8,250     11,000     16,500     19,250
  $60,000        5,156     10,312    15,468     20,624     30,936     36,092
  $80,000        7,156     14,312    21,468     28,624     42,936     50,092
 $100,000        9,156     18,312    27,468     36,624     54,936     64,092
 $150,000       14,156     28,312    42,468     56,624     84,936     99,092
 $175,000       16,656     33,312    49,468     66,624     99,936    116,592
 $200,000       19,156     38,312    57,968     76,624    114,936    118,800(2)
 $235,840       22,736     45,472    68,209     90,945    118,800(2) 118,800(2)
and above

----------

(1) High five-year average monthly earnings means the average of a participant's monthly earnings in the five consecutive years yielding the highest such average while a participant in the Retirement Plan. For participants with less than five years of service, it is the average of monthly earnings for all complete calendar years of participation.

(2) The maximum benefit that can be funded under Section 415(b)(1)(A) of the Code for 1996 is $125,000.

      As of December 14, 1996, officers Nilan, Wisniewski and Harz had 37, 35 and 30 years of credit service, respectively, and accrued benefits under the Retirement Plan equal to annual retirement benefits of $149,433, $117,084 and $83,088, respectively. Mr. Wisniewski retired in August 1996, and receives $9,757 per month under the Retirement Plan. Mr. Patrick F.X. Nilan will retire from the Bank effective June 30, 1997 and will receive $12,453 per month under the Retirement Plan.


      Supplemental Executive Retirement Income-Deferred Compensation Agreements. The Bank maintains supplemental executive retirement agreements for certain executives of the Bank and their beneficiaries whose benefit from the tax-qualified defined benefit plan maintained by the Bank are reduced by reason of (i) the annual limitation on benefits and contributions imposed by Section 415 of the Code and (ii) the limitation imposed by Section 401(a)(17) of the Code with respect to compensation that can be taken into consideration in the determination of benefits ($150,000 for 1995). As of March 31, 1997, there were two executive employees (Messrs. Patrick F.X. Nilan and Harz) eligible to participate in the supplemental executive retirement agreements and one former employee receiving benefits under the supplemental executive retirement agreements. If a covered executive dies while employed by the Bank but before his normal retirement date, the executive's designated beneficiary will receive a payment equal to 100 times the monthly benefit that would have been available to the executive. The supplemental executive retirement agreements are considered unfunded plans for tax and ERISA purposes. All obligations arising under the supplemental executive retirement agreements are payable from the general assets of the Bank.


      The benefits paid under the Executive Agreements supplement the benefits paid by the Retirement Plan. The following table indicates the expected aggregate annual retirement benefit payable from the Retirement Plan and Executive Agreements to participants in the Executive Agreements. Benefits under the Executive Agreements are payable for the life of the participant or 120 months, whichever is longer.



HIGH FIVE-YEAR     YEARS OF BENEFIT SERVICE AT RETIREMENT
  AVERAGE          --------------------------------------
EARNINGS(1)             25           30           35
------------       -----------   -----------  -----------
 $ 60,000           $ 25,780     $ 30,936     $ 36,092
   80,000             35,780       42,936       50,092
  100,000             45,780       54,936       64,092
  150,000             70,780       84,936       99,092
  175,000             83,280       99,936      116,592
  200,000             95,780      114,936      134,092
  250,000            120,781      144,938      169,094
  300,000            145,781      174,938      204,094
  350,000            170,781      204,938      239,094
  400,000            195,781      234,938      274,094
  450,000            220,781      264,938      309,094

----------

(1) The two persons, officers Nilan and Harz, who are eligible to participate in the Executive Agreements have 37 and 30 years of credited service under the Executive Agreements, respectively. Mr. Wisniewski had 35 years of credited service at the time of his retirement in August 1996. Upon Mr. Patrick F.X. Nilan's retirement from the Bank on June 30, 1997, he will have 37 years of credited service.

     Upon evaluation of the ongoing liability to fund the supplemental executive retirement agreements, the Bank has determined to pay Mr. Patrick F.X. Nilan's benefits that will be due under the supplemental executive retirement agreement and Mr. Wisniewski's remaining payments due under the supplemental executive retirement agreements in a lump sum payment. As of March 31, 1997, the Bank provided an additional $1.8 million in employee benefit expense to provide for one-time payments to Messrs. Nilan and Wisniewski. The lump sum payments, which represent the present value of the executives' accrued annual benefits under the supplemental executive retirement agreements based on a current actuarial valuation. The Bank has determined that paying Messrs. Nilan and Wisniewski in a lump sum will benefit the Bank over time by saving the annual accruals that would otherwise be required to fund the supplemental executive retirement agreements. As of March 31, 1996, Mr. Harz's combined benefit under the Retirement Plan and supplemental executive retirement agreement does not exceed the benefit provided under the Retirement Plan because Mr. Harz's compensation and accrued benefits do not exceed the amounts permitted by the applicable Code sections to be taken into consideration under the Retirement Plan.


      1995 Stock Option Plan. During the fiscal year ended March 31, 1996, the Bank adopted the 1995 Stock Option Plan. The 1995 Stock Option Plan was approved at the 1995 Annual Meeting by a majority of stockholders, excluding the Holding Company, present at such meeting in person or by proxy. The 1995 Stock Option Plan authorizes the grant of stock options and limited rights equal to 10%, or 135,802 shares, of the Common Stock sold in the Offering. Of this amount, 27,160 options were awarded to nonemployee directors, 85,556 were awarded to employees and 23,086 were reserved for future issuance under the plan.



      Set forth below is certain information concerning exercised and unexercisable options during the fiscal year ended March 31, 1997, for Named Executive Officers.



============================================================================================================
                              AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                                    AND FISCAL YEAR-END OPTION VALUES

------------------------------------------------------------------------------------------------------------
                                                  NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED IN-
                    SHARES ACQUIRED    VALUE     OPTIONS AT FISCAL YEAR-            THE-MONEY OPTIONS AT
      NAME           UPON EXERCISE    REALIZED            END                        FISCAL YEAR-END(1)
                                              --------------------------------------------------------------
                                              EXERCISABLE/UNEXERCISABLE         EXERCISABLE/UNEXERCISABLE
------------------------------------------------------------------------------------------------------------
Patrick F.X. Nilan        --            --          6,790/27,160                     $76,3880/$305,550
------------------------------------------------------------------------------------------------------------
Joseph L. Wisniewski     1,810        23,530          5,888/0                            $66,240/0
------------------------------------------------------------------------------------------------------------
Eugene J. Harz            --            --           690/2,759                        $7,763/$31,039
============================================================================================================

----------


(1) Equals the difference between the aggregate exercise price of such options and the aggregate fair market value of the shares of Common Stock that would be received upon exercise, assuming such exercise occurred on March 31, 1997, at which date the last sale of the Common Stock as quoted on the Nasdaq National Market was at $24.25 per share.


      1995 Recognition and Retention Plan. In 1995, the 1995 Recognition Plan was implemented by the Bank and the Company as a means of providing officers and outside directors, respectively, of the Bank and the Company with a proprietary interest in the Bank in a manner designed to encourage such persons to remain with the Bank and the Company. In July 1995, the 1995 Recognition Plan acquired 54,321 shares of Bank Common Stock from authorized but unissued shares.

      A Committee of the Board of Directors of the Bank and the Company comprised of nonemployee directors administers the Recognition Plan, and makes awards to executive officers pursuant to the Plan. Awards under the Recognition Plan become immediately vested in the event of death, disability, retirement or a change in control of the Bank or its successors; provided, however, in the event of retirement, if the participant continues to perform services as a Director or consultant on behalf of the Bank, the Company, or an affiliate or, in the case of a retiring Director, as a consulting director, unvested awards continue to vest in accordance with their original vesting schedule until the recipient ceases to perform such services at which time any unvested awards would lapse.

      Officers, directors and employees of the Bank were awarded a total of 44,821 shares of Bank Common Stock during the fiscal year ended March 31, 1996. Of the total 54,321 shares of Bank Common Stock acquired by the 1995 Recognition Plan, 9,500 shares are presently unallocated. At the completion of the Conversion and Reorganization, the unallocated shares will be converted into shares of Company Common Stock in accordance with the applicable Exchange Ratio and will be available for grants to participants in the 1995 Recognition Plan.

      Employee Stock Ownership Plan and Trust. The Bank established an ESOP and related trust for eligible employees in connection with the 1995 MHC Reorganization. Employees employed with the Bank as of January 1, 1995 and employees of the Company or the Bank employed after such date, who have been credited with at least 1,000 hours during a 12 month period and who have attained the age of 21 will become participants.


      In January 1995, the ESOP borrowed $1.1 million from an unaffiliated lender to purchase 108,641 shares of Bank Common Stock issued in the 1995 MHC Reorganization ("1995 ESOP Loan"). Upon consummation of the Conversion and Reorganization, the Public Bank Shares held by the ESOP will convert into Common Stock based upon the Exchange Ratio. See "The Conversion and Reorganization - Effect on Existing Compensation Plans" and "Use of Proceeds."


      In connection with the establishment of the ESOP, a Committee of the Board of Directors was appointed to administer the ESOP (the "ESOP Committee"). An unrelated corporate trustee for the ESOP was appointed prior to the 1995 MHC Reorganization and continuing thereafter. The ESOP Committee may instruct the trustee regarding investment of funds contributed to the ESOP. The ESOP trustee, subject to its fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees. Under the ESOP, unallocated shares and allocated shares for which no instructions are given will be voted by the trustee in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock provided that such vote is in accordance with the provisions of ERISA.

      The ESOP intends to purchase 8% of the Conversion Stock issued in the Conversion. As part of the Conversion and in order to fund the ESOP's purchase of the Conversion Stock to be issued in the Conversion, the ESOP intends to borrow funds either from the Company or a third party lender, equal to 100% of the aggregate purchase price of the Conversion Stock. In either case, the loan will be repaid principally from the Company's or the Bank's contribution's to the ESOP over a period of 15 years and the collateral for the loan will be the Common Stock purchased by the ESOP. This loan will be in addition to the 1995 ESOP Loan, which will continue to be repaid over its original term of five years. Subject to receipt of any necessary regulatory approvals or opinions, the Bank may make contributions to the ESOP for repayment of the loan since the participants are all employees of the Bank, or to reimburse the Company for contributions made by it. Contributions to the ESOP will be discretionary, however, the Company or the Bank intend to make annual contributions to the ESOP in an aggregate amount at least equal to the principal and interest requirement on the debt. The interest rate for the loan is expected to be the prime rate.


      Shares purchased by the ESOP will initially be pledged as collateral for the loan, and will be held in a suspense account until released for allocation among participants as the loan is repaid. The pledged shares will be released annually from the suspense account in an amount proportional to the repayment of the ESOP loan for each plan year. The released shares will be allocated among the accounts of participants on the basis of the participant's compensation for the year of allocation. Participants will vest in their ESOP account after five years of credited service. Participants vest completely if their service was terminated due to death, early retirement, permanent disability or a change in control. Forfeitures will be reallocated among remaining participating employees, in the same proportion as contributions. Benefits may be payable upon death, retirement, early retirement, disability or separation from service. The contributions to the ESOP are not fixed, so benefits payable under the ESOP cannot be estimated.

      Adoption of Existing Bank Plans by Company. The Company has approved adoption of the Bank's existing 1995 Stock Option Plan and 1995 Recognition Plan (collectively the "Plans") as plans of the Company upon consummation of the Conversion and Reorganization and will issue Common Stock in lieu of Bank Common Stock to such Plans pursuant to the terms of such Plans. As of the effective date of the Conversion and Reorganization, rights outstanding under the Plans shall be assumed by the Company and thereafter shall be rights only for shares of Company Common Stock, with each such right being for a number of shares of Common Stock equal to the number of shares of Bank Common Stock that were available thereunder immediately prior to such effective date times the Exchange Ratio, and the price of each such right shall be adjusted to reflect the Exchange Ratio and so that the aggregate purchase price of the right is unaffected, but with no change in other terms or conditions of such right. The Company shall make appropriate amendments to the Plans to reflect the adoption of the Plans by the Company without adverse effect upon the rights outstanding thereunder.


NEW BENEFITS RESULTING FROM THE CONVERSION AND REORGANIZATION


      The Company intends to adopt certain stock benefit plans in connection with the Conversion and Reorganization.


      Stock Option Plans. Following the Conversion and Reorganization, the Board of Directors of the Company intends to adopt stock-based benefit plans which would provide for the granting of stock options to eligible officers, employees and directors of the Company and Bank. Stock options are intended to be granted under either a separate stock option plan for officers and employees (the "Incentive Option Plan") and a separate option plan for outside directors (the "Directors' Option Plan") (collectively, the "Option Plans") or under a single Master Stock-Based Benefit Plan which would incorporate the benefits and features of the Incentive Option Plan and Directors' Option Plan. At a meeting of stockholders of the Company following the Conversion, which under applicable OTS regulations may be held no earlier than six months after the completion of the Conversion, the Board of Directors intends to present the Option Plans or the Master Stock-Based Benefit Plan to stockholders for approval and has reserved an amount equal to 10% of the shares of Conversion Stock issued in the Conversion, or 368,200 shares (based upon the issuance of 3,682,000 shares of Conversion Stock), for issuance under the Option Plans or Master Stock-Based Benefit Plan. OTS regulations provide that no individual officer or employee of the Bank may receive more than 25% of the options granted under the Option Plans or Master Stock-Based Benefit Plan and non-employee directors may not receive more than 5% individually, or 30% in the aggregate of the options granted under the Option Plans. Individual awards have not been determined at this time.


      The stock option benefits provided under the Incentive Option Plan or Master Stock-Based Benefit Plan will be designed to attract and retain qualified personnel in key positions, provide officers and key employees with a propriety interest in the Company as an incentive to contribute to the success of the Company and reward key employees for outstanding performance. All employees of the Company and its subsidiaries will be eligible to participate in the Incentive Option Plan. The Incentive Option Plan or Master Stock-Based Benefit Plan will provide for the grant of: (i) options to purchase the Company's Common Stock intended to qualify as incentive stock options under Section 422 of the Code ("Incentive Stock Options"); (ii) options that do not so qualify ("Non-Statutory Stock Options"); and (iii) Limited Rights (discussed below) which will be exercisable only upon a change in control of the Bank or the Company. Unless sooner terminated, the Incentive Option Plan or Master Stock-Based Benefit Plan will be in effect for a period of ten years from the earlier of adoption by the Board of Directors or approval by the Company's stockholders. Subject to stockholder approval, the Company intends to grant options with Limited Rights under the Incentive Option Plan or Master Stock-Based Benefit Plan at an exercise price equal to the fair market value of the underlying Common Stock on the date of grant. Upon exercise of "Limited Rights" in the event of a change in control, the employee will be entitled to receive a lump sum cash payment equal to the difference between the exercise price of the related option and the fair market value of the shares of common stock subject to the option on the date of exercise of the right in lieu of purchasing the stock underlying the option. It is anticipated that all options granted contemporaneously with stockholder approval of the Incentive Option Plan will be intended to be Incentive Stock Options to the extent permitted under Section 422 of the Code.

      Under the Incentive Option Plan or Master Stock-Based Benefit Plan, it is expected that the Board of Directors will determine which officers and employees will be granted options and Limited Rights, whether such options will be incentive or non-statutory stock options, the number of shares subject to each option, the exercise price of each non-statutory stock option, whether such options may be exercised by delivering other shares of Common Stock and when such options become exercisable. It is expected that the per share exercise price of an incentive stock option will be required to be at least equal to the fair market value of a share of Common Stock on the date the option is granted.

      If the Incentive Option Plan or Master Stock-Based Benefit Plan is adopted in the form described above, an employee will not be deemed to have received taxable income upon grant or exercise of any Incentive Stock Option, provided that such shares received through the exercise of such option are not disposed of by the employee for at least one year after the date the stock is received in connection with the option exercise and two years after the date of grant of the option. However, the exercise of such options may create a preference for purposes of the alternative minimum tax under the Code. No compensation deduction would be able to be taken by the Company as a result of the grant or exercise of Incentive Stock Options, provided such shares are not disposed of before the expiration of the period described above (a "disqualifying disposition"). In the case of a Non-Statutory Stock Option and in the case of a disqualifying disposition of an Incentive Stock Option, an employee will be deemed to receive ordinary income upon exercise of the stock option in an amount equal to the amount by which the exercise price is exceeded by the fair market value of the Common Stock purchased by exercising the option on the date of exercise. The amount of any ordinary income deemed to be received by an optionee upon the exercise of a Non-Statutory Stock Option or due to a disqualifying disposition of an Incentive Stock Option would be a deductible expense for tax purposes for the Company. In the case of Limited Rights, upon exercise, the option holder would have to include the amount paid to him upon exercise in his gross income for federal income tax purposes in the year in which the payment is made and the Company would be entitled to a deduction for federal income tax purposes of the amount paid.

      If the Incentive Option Plan or Master Stock-Based Benefit Plan is adopted in the form described above, stock options would become vested and exercisable in the manner specified by the Company, subject to applicable OTS regulations, which require that options begin vesting no earlier than one year from the date of shareholder approval of the Incentive Option Plan or Master Stock-Based Benefit Plan and thereafter vest at a rate of no more than 20% per year. Options granted in connection with the Incentive Option Plan or Master Stock-Based Benefit Plan could be exercisable for three months following the date on which the employee ceases to perform services for the Bank or the Company, except that in the event of death or disability, options accelerate and become fully vested and could be exercisable for up to one year thereafter or such longer period as determined by the Company. However, any Incentive Stock Options exercised more than three months following the date the employee ceases to perform services as an employee would be treated as a Non-Statutory Stock Option as described above. In the event of retirement, if the optionee continues to perform services as a director or consultant on behalf of the Bank, the Company or an affiliate, unvested options would continue to vest in accordance with their original vesting schedule until the optionee ceases to serve as a consultant or director. If the Incentive Stock Option Plan or Master Stock-Based Benefit Plan is adopted in the form described above, in the event of death, disability or normal retirement, the Company, if requested by the optionee, could elect, in exchange for vested options, to pay the optionee, or beneficiary in the event of death, the amount by which the fair market value of the Common Stock exceeds the exercise price of the options on the date of the employee's termination of employment.

      Under the Directors' Option Plan or Master Stock-Based Benefit Plan contemplated, the exercise price per share of each option granted may be equal to the fair market value of the shares of Common Stock on the date the option is granted. All Options granted to outside directors under the Directors' Option Plan or Master Stock-Based Benefit Plan would be Non-Statutory Stock Options and, pursuant to applicable OTS regulations, would vest and become exercisable commencing one year after the date of shareholder approval of the Directors Option Plan or Master Stock-Based Benefit Plan at the rate of 20% per year, and would expire upon the earlier of ten years following the date of grant or one year following the date the optionee ceases to be a director or consulting director. In the event of the death or disability of a participant, all previously granted options would immediately vest and become fully exercisable.

      Applicable OTS regulations currently do not permit accelerated vesting in the event of a change in control of stock options granted under a plan adopted within one year after conversion. Subject to any applicable regulatory requirements, the Incentive Option Plan and the Directors Option Plan or Master Stock-Based Benefit Plan, and any awards made thereunder, described above may be amended subsequent to the expiration of the one-year period following the Conversion and Reorganization to provide for accelerated vesting of previously granted options in the event of a change in control of the Company or the Bank. A change in control would be defined in the contemplated Incentive Option Plan, Master Stock-Based Benefit Plan or the Directors Option Plan generally to occur when a person or group of persons acting in concert acquires beneficial ownership of 20% or more of any class of equity security of the Company or the Bank or in the event of a tender or exchange offer, merger or other form of business combination, sale of all or substantially all of the assets of the Company or the Bank or contested election of directors which resulted in the replacement of a majority of the Board of Directors by persons not nominated by the directors in office prior to the contested election.

      Stock Programs. Following the Conversion and Reorganization, the Bank intends to establish Stock Programs as a method of providing officers, employees and non-employee directors of the Bank and Company with a proprietary interest in the Company in a manner designed to encourage such persons to remain with the Bank. The benefits intended to be granted under the Stock Programs may be provided for under either a separate plan for officers and employees and a separate plan for outside directors or under the Master Stock-Based Benefit Plan which would incorporate the benefits and features of such separate Stock Program plans. The Company intends to present the Stock Programs or Master Stock- Based Benefit Plan for stockholder approval at a meeting of stockholders, which pursuant to applicable OTS regulations, may be held no earlier than six months after the completion of the Conversion and Reorganization.


      The Bank expects to contribute funds to the Stock Programs or Master Stock-Based Benefit Plan to enable the plans to acquire, in the aggregate, an amount equal to 4% of the shares of Conversion Stock issued in the Conversion or 147,280 shares (based upon the issuance of 3,682,000 shares of Conversion Stock). These shares would be acquired through open market purchases, if permitted, or from authorized but unissued shares. Although no individual award determinations have been made, the Company anticipates that, if stockholder approval is obtained, it would provide awards to its directors and employees to the extent permitted by applicable regulations. OTS regulations provide that no individual employee may receive more than 25% of the shares of any plan and non-employee directors may not receive more than 5% of any plan individually or 30% in the aggregate for all directors.


      The Bank's Board of Directors would administer the Stock Programs or Master Stock-Based Benefit Plan described above. The Stock Programs or Master Stock-Based Benefit Plan are expected to be self-administered for grants or allocations made to non-employee directors, which would not be performance-based. Under the Stock Programs or Master Stock-Based Benefit Plan, awards would be granted in the form of shares of Common Stock held by the plans. Awards will be non-transferable and non-assignable. The Board intends to appoint an independent fiduciary to serve as trustee of the trust to be established pursuant to the Stock Programs or Master Stock-Based Benefit Plan. Allocations and grants to officers and employees under the Stock Programs or Master Stock-Based Benefit Plan may be made in the form of base grants and allocations based on performance goals established by the Board. In establishing such goals, the Board may utilize the annual financial results of the Bank, actual performance of the Bank as compared to targeted goals such as the ratio of the Bank's net worth to total assets, the Bank's return on average assets, or such other performance standards as determined by the Board of Directors. Performance allocations would be granted upon the achievement of performance goals and base grants and performance allocations would vest in annual installments established by the Board of Directors. Pursuant to applicable OTS regulations, base grants and allocations will commence vesting one year after the date of shareholder approval of the plan and thereafter at the rate of 20% per year.

      In the event of death, grants would be 100% vested. In the event of disability, grants would be 100% vested upon termination of employment of an officer or employee, or upon termination of service as a director. In the event of retirement, if the participant continues to perform services as a Director or consultant on behalf of the Bank, the Company or an affiliate or, in the case of a retiring Director, as a consulting director, unvested grants would continue to vest in accordance with their original vesting schedule until the recipient ceases to perform such services at which time any unvested grants would lapse.

      Applicable OTS regulations currently do not permit accelerated vesting in the event of a change in control of shares granted under the Stock Programs or Master Stock-Based Benefit Plan described above. Subject to any applicable regulatory requirements, the Stock Programs and any awards thereunder may be amended subsequent to the expiration of the one year period following the Conversion and Reorganization to provide for accelerated vesting in the event of a change in control of the Company or the Bank. A change in control is expected to be defined in the Stock Programs or Master Stock-Based Benefit Plan generally to occur when a person or group of persons acting in concert acquires beneficial ownership of 20% or more of a class of equity securities of the Company or the Bank or in the event of a tender or exchange offer, merger or other form of business combination, sale of all or substantially all of the assets of the Company or the Bank or contested election of directors which results in the replacement of a majority of the Board of Directors by persons not nominated by the directors in office prior to the contested election.

      When shares become vested in accordance with the Stock Programs or Master Stock-Based Benefit Plan described above, the participants would recognize income equal to the fair market value of the Common Stock at that time. The amount of income recognized by the participants would be a deductible expense for tax purposes for the Bank. When shares become vested and are actually distributed in accordance with the Stock Programs or Master Stock-Based Benefit Plan, the participants would receive amounts equal to any accrued dividends with respect thereto. Prior to vesting, recipients of grants could direct the voting of the shares awarded to them. Shares not subject to grants and shares allocated subject to the achievement of performance and high performance goals will be voted by the trustee of the Stock Programs or Master Stock-Based Benefit Plan in proportion to the directions provided with respect to shares subject to grants. Vested shares are distributed to recipients as soon as practicable following the day on which they are vested.

      In the event that additional authorized but unissued shares are acquired by the Stock Programs or Master Stock-Based Benefit Plan after the Conversion and Reorganization, the interests of existing shareholders would be diluted. See "Pro Forma Data."

TRANSACTIONS WITH CERTAIN RELATED PERSONS

      The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") required that all loans or extensions of credit to executive officers and directors be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public and not involve more than the normal risk of repayment or present other unfavorable features. In addition, loans made to a director or executive officer in excess of the greater of $25,000, or 5% of the Bank's capital and surplus (up to a maximum of $500,000) must have been approved in advance by a majority of the disinterested members of the Board of Directors.

      The Bank currently makes loans to executive officers and directors on the same terms and conditions offered to the general public. The Bank's policy provides that all loans made by the Bank to its executive officers and directors be made in the ordinary course of business, on substantially the same terms, including collateral, as those prevailing at the time for comparable transactions with other persons and may not involve more than the normal risk of collectibility or present other unfavorable features. The Bank may, in the future, determine to offer loans to executive officers and directors on terms not available to the public, but available to other employees, in accordance with recently modified regulations.


      Prior to the enactment of FIRREA, the Bank provided loans to Directors and executive officers at reduced rates and/or with points waived or reduced. The only such loans to the Bank's current executive officers and directors that exceeded $60,000 as of March 31, 1997, was a first mortgage loan to Mr. Collins. The largest principal amount outstanding on such loan during the year ended March 31, 1997 was $83,000, and the amount outstanding and the interest rate on such loan on such date were $68,600 and 6.5%, respectively. All other loans that exceeded $60,000 at any time during fiscal year 1997 to executive officers, directors, immediate family members of executive officers and directors, or organizations with which executive officers and directors are affiliated, were made in the ordinary course of business, on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.

      Director Conaghan is currently general counsel to the Bank, and acted as general counsel during the year ended March 31, 1997. Mr. Conaghan received fees from the Bank and fees from persons who filed loan applications with the Bank, which totalled approximately $31,100 for the year ended March 31, 1997. Director Sisk is employed, part-time, by the Bank to perform real estate inspections, and received $20,000 in compensation for such services during the fiscal year ended March 31, 1997.


                     BENEFICIAL OWNERSHIP OF CAPITAL STOCK

BENEFICIAL OWNERSHIP OF BANK COMMON STOCK


      The following table includes, as of March 31, 1997, certain information as to the Bank Common Stock beneficially owned by (i) the only persons or entities, including any "group" as that term issued in Section 13(d)(3) of the Exchange Act, who or which was known to the Bank to be the beneficial owner of more than 5% of the issued and outstanding Bank Common Stock, (ii) the directors of the Bank, (iii) certain executive officers of the Bank, and (iv) all directors and executive officers of the Bank as a group. For information concerning proposed subscriptions by directors and executive officers and the anticipated ownership of Common Stock by such persons upon consummation of the Conversion and Reorganization, see "- Subscriptions by Executive Officers and Directors."


                                      AMOUNT AND NATURE OF
    NAME OF BENEFICIAL                    BENEFICIAL                PERCENT OF
    OWNER OR NUMBER OF                  OWNERSHIP AS OF                BANK
     PERSONS IN GROUP               MARCH 31, 1997(1)(3)(4)(5)     COMMON STOCK
---------------------------         --------------------------    --------------
Bayonne Bankshares, M.H.C.(2)
568 Broadway
Bayonne, New Jersey  07002-3896           1,659,485                 54.1%

Patrick F. X. Nilan                          50,370                   *
Patrick D. Conaghan                          19,074                   *
Sam P. Lamparello                            24,716                   *
James F. Sisk                                14,374                   *
Fredrick G. Whelply                          24,074                   *
Joseph L. Wisniewski                         23,130                   *
Eugene J. Harz                                6,555                   *
James E. Collins                              6,542                   *
Donald Mindiak                                4,542                   *
Thomas Coughlin                               1,881                   *
Michael Nilan                                 7,042                   *
All Directors and Executive Officers
  as a Group (12 persons)                   182,300                  5.9%

------------------
*    Less than 1%.


(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Common Stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from the date as to which beneficial ownership is being determined. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.


(2) The Bank's executive officers and directors are also executive officers and directors of Bayonne Bankshares, M.H.C.

(3) Based upon filings made pursuant to the Exchange Act and information furnished by the respective individuals. Under regulations promulgated pursuant to the Exchange Act, shares of Bank Common Stock are deemed to be beneficially owned by a person if he directly or indirectly has or shares
     (i) voting power, which includes the power to vote or to direct the voting of the shares, or (ii) investment power, which includes the power to dispose or to direct the disposition of the shares. Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares.


(4) Under applicable regulations, a person is deemed to have beneficial ownership of any shares of Bank Common Stock which may be acquired within 60 days of March 31, 1997 pursuant to the exercise of outstanding stock options. Shares of Bank Common Stock which are subject to stock options are deemed to be outstanding for the purpose of computing the percentage of outstanding Bank Common Stock owned by such person or group or group but not deemed outstanding for the purpose of computing the percentage of Bank Common Stock owned by any other person or group.

(5) Includes the following amount of unvested shares of restricted stock awarded under the 1995 Recognition Plan which may be voted by the recipient pending vesting and distribution; 2,173 shares to each of Messrs. Conaghan, Whelply, Sisk and Lamparello; 10,864 shares to Mr. Patrick F.X. Nilan; 2,282 shares to each of Messrs. Harz, Collins, Mindiak and Michael Nilan; and 654 shares to Mr. Coughlin. Includes options to purchase stock pursuant to the Bank's Stock Option Plan which were vested as of March 31, 1997 in the following amounts: Patrick F.X. Nilan, 6,790 shares; Messrs. Conaghan, Sisk, Lamparello and Whelply, 1,358 shares each; Mr. Wisniewski, 5,888 shares; Mr. Harz, 690 shares; Mr. Collins, 690 shares; Mr. Mindiak, 690 shares; Mr. Coughlin, 564 shares; and Michael Nilan, 690 shares.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS


      The following table sets forth, for each of the Company's directors and executive officers and for all of the directors and executive officers as a group, (i) the number of Exchange Shares to be held upon consummation of the Conversion and Reorganization, based upon their beneficial ownership of the Bank Common Stock as of March 31, 1997, (2) the proposed purchases of Conversion Stock, assuming sufficient shares are available to satisfy their subscriptions, and (3) the total amount of Common Stock to be held upon consummation of the Conversion and Reorganization, in each case assuming that 3,682,000 shares of Conversion Stock are sold, which is the midpoint of the Valuation Price Range.


                                              PROPOSED PURCHASES OF               TOTAL COMMON STOCK
                                               CONVERSION STOCK(1)                  TO BE HELD
                           NUMBER OF        --------------------------     --------------------------
                      EXCHANGE SHARES TO                      NUMBER        NUMBER         PERCENTAGE
                      BE HELD (2)(3)(4)       AMOUNT         OF SHARES     OF SHARES        OF TOTAL
                      ------------------    ----------       ---------     ---------       ----------
Patrick F. X. Nilan         72,564          $  400,000        40,000        110,460(5)       1.62%
Patrick D. Conaghan         34,474             200,000        20,000         54,474          0.80
Sam P. Lamparello           50,000              50,000         5,000         55,000          0.81
James F. Sisk               24,050              30,000         3,000         27,050          0.40
Fredrick G. Whelply         45,564              50,000         5,000         50,564          0.74
Joseph L. Wisniewski        38,243             100,000        10,000         48,243          0.71
Eugene J. Harz               7,947              10,000         1,000          8,947          0.13
James E. Collins             7,918              25,000         2,500         10,418          0.15
Donald Mindiak               3,482              25,000         2,500          5,982          0.09
Thomas Coughlin              1,471               5,000           500          1,971          0.03
Michael Nilan                9,027              50,000         5,000         14,027          0.21
Eugene Malinowski               --             200,000        20,000         20,000          0.29
All Directors and
Executive Officers
  as a Group (11 persons)  294,741          $1,145,000       114,500        407,137          6.02%

----------

(1) Includes proposed subscriptions, if any, by associates. Does not include subscription orders by the ESOP. Intended purchases by the ESOP are expected to be 8% of the shares issued in the Conversion.

(2) Excludes shares which may be received upon the exercise of outstanding stock options. Based upon the Exchange Ratio of 2.218 Exchange Shares for each Public Bank Share at the midpoint of the Valuation Price Range, the persons named in the table would have options to purchase Common Stock as follows: Mr. Patrick F.X. Nilan, 75,301 shares; Mr. Conaghan, 15,060 shares; Mr. Wisniewski, 13,060 shares; Mr. Lamparello, 12,048 shares; Mr. Sisk, 15,060 shares; Mr. Whelply, 15,060 shares; Mr. Harz, 7,650 shares; Mr. Collins, 7,650 shares; Mr. Mindiak, 7,650 shares; Mr. Michael Nilan, 7,650 shares; Mr. Coughlin, 6,248 shares; and all directors and executive officers as a group, 182,437 shares.

(3) Includes the following amount of shares awarded under the 1995 Recognition Plan, based upon the above Exchange Ratio, in the following amounts: Mr. Patrick F.X. Nilan, 6,024 shares; Mr. Conaghan, 1,204 shares; Mr. Lamparello, 1,204 shares; Mr. Sisk, 1,204 shares; Mr. Whelply, 1,204 shares; Mr. Harz, 1,264 shares; Mr. Collins, 1,264 shares; Mr. Mindiak, 1,264 shares; Mr. Michael Nilan, 1,264 shares; Mr. Coughlin, 362 shares; and all directors and executive officers as a group, 28,308 shares.

(4) Excludes stock options and awards to be granted under the Company's 1997 Stock Option Plan and 1997 Stock Program if such plans are approved by stockholders at an annual or special meeting of shareholders at least six months following the Conversion and Reorganization. See "Management of the Bank - New Benefits Resulting from the Conversion and Reorganization."

(5) Due to the purchase limitation, Mr. Nilan may only purchase 37,896 shares at the midpoint of the Estimated Price Range.

                       THE CONVERSION AND REORGANIZATION

      THE BOARDS OF DIRECTORS OF THE MUTUAL HOLDING COMPANY, THE BANK AND THE COMPANY HAVE APPROVED THE PLAN OF CONVERSION, AS HAS THE OTS, SUBJECT TO APPROVAL BY THE MEMBERS OF THE MUTUAL HOLDING COMPANY AND THE STOCKHOLDERS OF THE BANK ENTITLED TO VOTE ON THE MATTER AND THE SATISFACTION OF CERTAIN OTHER CONDITIONS. SUCH OTS APPROVAL, HOWEVER, DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN BY SUCH AGENCY.

GENERAL


      On December 19, 1996 the Boards of Directors of the Mutual Holding Company and the Bank unanimously adopted, subject to approval by the OTS, the Plan pursuant to which the Mutual Holding Company will convert to a stock form of organization; the Company will offer and sell the Conversion Stock; and the Company will issue Common Stock in exchange for the Public Bank Shares. It is intended that all of the outstanding capital stock of the Bank will be held by the Company, which is incorporated under Delaware law. The Plan was approved by the OTS, subject to, among other things, approval of the Plan by the Members of the Mutual Holding Company and the stockholders of the Bank. A special meeting of members has been called for this purpose to be held on ______________, 1997 and a special meeting of the Public Stockholders has been called for this purpose to be held on ______________, 1997.


      The Company filed an application with the OTS to become a savings and loan holding company and to acquire all of the Common Stock of the Bank to be issued in the Conversion and Reorganization. The Company plans to retain 50% of the net proceeds from the sale of the Conversion Stock, with all the remaining proceeds contributed to the Bank. The Conversion will be effected only upon completion of the sale of all of the shares of Conversion Stock of the Company to be issued pursuant to the Plan.

      The Plan provides generally that (i) the Mutual Holding Company will convert to the stock form of organization and (ii) the Company will offer shares of Conversion Stock for sale in the Subscription Offering to the Bank's Eligible Account Holders, the ESOP, Supplemental Eligible Account Holders, and Other Members. Concurrently, shares will be offered in a Community Offering with a first preference given to the holders of the Public Bank Shares and a second preference given to natural persons residing in the City of Bayonne in the State of New Jersey. It is anticipated that all shares not subscribed for in the Subscription and Community Offerings will be offered for sale by the Company to the general public in a Syndicated Community Offering. The Primary Parties have the right to accept or reject, in whole or in part, any orders to purchase shares of the Conversion Stock received in the Community Offering or in the Syndicated Community Offering. See "--Community Offering" and "--Syndicated Community Offering."

      The aggregate price of the shares of Conversion Stock to be issued in the Conversion within the Estimated Price Range, currently estimated to be between $31.3 million and $42.3 million, will be determined based upon an independent appraisal, prepared by FinPro of the estimated pro forma market value of the Conversion Stock of the Company. All shares of Conversion Stock to be issued and sold in the Conversion will be sold at the same price. The independent appraisal will be affirmed or, if necessary, updated at the completion of the Subscription and Community Offerings, if all shares are subscribed for, or at the completion of the Syndicated Community Offering. The appraisal has been performed by FinPro, a consulting firm experienced in the valuation and appraisal of savings institutions. See "--Stock Pricing and Exchange Ratio" for additional information as to the determination of the estimated pro forma market value of the Conversion Stock.

      The following is a brief summary of pertinent aspects of the Conversion. The summary is qualified in its entirety by reference to the provisions of the Plan. A copy of the Plan is available for inspection at each branch of the Bank and at the Northeast Region and Washington, D.C. offices of the OTS. The Plan is also filed as an Exhibit to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Additional Information."



PURPOSES OF THE CONVERSION AND REORGANIZATION

      The Mutual Holding Company, as a federally-chartered mutual holding company, does not have stockholders and has no authority to issue capital stock. As a result of the Conversion and Reorganization, the Mutual Holding Company will be restructured into the form used by holding companies of commercial banks, other business entities and a growing number of savings institutions. The Conversion and Reorganization will enhance the ability of the Company and the Bank to access capital markets, expand current operations, acquire other financial institutions or branch offices, provide affordable home financing opportunities to the communities the Bank serves or diversify into other financial services to the extent allowable by applicable law and regulation.

      The stock holding company form of organization would provide additional flexibility to diversify the Bank's business activities through existing or newly formed subsidiaries, or through acquisitions of or mergers with both mutual and stock institutions, as well as other companies. Although there are no current arrangements, understandings or agreements regarding any such opportunities, the Company will be in a position after the Conversion and Reorganization, subject to regulatory limitations and the Company's financial position, to take advantage of any such opportunities that may arise. See "Use of Proceeds."



      While the Bank prior to the consummation of the Conversion and Reorganization has the ability to raise additional capital through the sale of additional shares of its common stock, that ability is limited by the mutual holding company structure which, among other things, requires that the Mutual Holding Company own a majority of the outstanding shares of its savings institution subsidiary's common stock. The Conversion will significantly increase the Bank's capital position to a level whereby the Bank will be better positioned to take advantage of business opportunities as they arise. At March 31, 1997, the Bank had stockholders' equity, determined in accordance with generally accepted accounting principles ("GAAP"), of $48.1 million, or 8.33% of total assets. Assuming that the Company contributes 50% of net proceeds at the maximum of the Estimated Price Range to the Bank, the Bank's GAAP capital will increase to $67.6 million, or a ratio of GAAP capital to adjusted assets, on a pro forma basis, of 11.34% after the Conversion and Reorganization. The investment of the net proceeds from the sale of the Conversion Stock is expected to provide the Bank with additional income to increase further its capital position. The additional capital may also assist the Bank in offering new programs and expanded services to its customers. See "Use of Proceeds."


      If the Bank had undertaken a standard conversion involving the formation of a stock holding company in 1995 when it reorganized into mutual holding company form, applicable OTS regulations would have required a greater amount of common stock to be sold than the $12.5 million raised in the 1995 MHC Reorganization, and in light of then prevailing market conditions there was uncertainty as to whether the greater amount of common stock could have been sold. A standard conversion in 1995 also would have immediately eliminated all aspects of the mutual form of organization. In light of current market conditions for the stocks of savings institutions and their holding companies and the Bank's financial condition, the Boards of Directors of the Bank and the Mutual Holding Company believe that it is in the best interests of such companies and their respective stockholders and members to raise additional capital at this time, and that the most feasible way to do so is through the Conversion.

      After completion of the Conversion and Reorganization, the unissued common and preferred stock authorized by the Company's Certificate of Incorporation will permit the Company, subject to market conditions and regulatory approval of an offering, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, the Company has no plans with respect to additional offerings of securities, other than the issuance of additional shares upon exercise of stock options under the Stock Option Plans or Master Stock-Based Benefit Plan or the possible issuance of authorized but unissued shares to the Stock Programs under the Stock Option Plans or Master Stock-Based Benefit Plan. Following the Conversion and Reorganization, the Company will also be able to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries. See "Management of the Bank - Executive Compensation."

DESCRIPTION OF THE CONVERSION

      The Boards of Directors of the Bank and the Mutual Holding Company adopted the Plan on December 19, 1996. Thereafter, the Bank caused the Company to be incorporated under Delaware law as a first-tier, wholly owned subsidiary of the Bank, and the Board of Directors of the Company adopted the Plan on February 6, 1997. After receipt of all requisite regulatory approvals, the Company will form Interim B as a first-tier, wholly owned subsidiary of the Company, and the Board of Directors of Interim B shall adopt the Plan by at least a two-thirds vote. In addition, the Bank and the Company shall approve the Plan in their capacities as the sole shareholders of the Company and Interim B, respectively.


      Following approval of the Conversion by the OTS, the Plan will be submitted to the members for their consideration and approval at the Special Meeting and to the Public Stockholders for their consideration and approval at the Stockholders' Meeting. Pursuant to OTS regulations, the Plan must be approved by the affirmative vote of at least a majority of the total number of votes eligible to be cast by Members at the Special Meeting and by holders of at least two-thirds of the outstanding common stock of the Bank at the Stockholders' Meeting. In addition, in accordance with current OTS policy, the Plan must be approved by a majority of the votes cast, in person or by proxy, by the holders of the Public Bank Shares at the Stockholders' Meeting.


      The following diagram outlines the current organizational structure of the parties' ownership interests:


----------------------------------         -------------------------------------
   BAYONNE BANKSHARES, M.H.C.                   HOLDERS OF PUBLIC BANK SHARES
----------------------------------         -------------------------------------
              |                                              |
            54.1%                                          45.9%
              |                                              |
                ------------------------------------------------
                      FIRST SAVINGS BANK OF NEW JERSEY, SLA
                ------------------------------------------------
                                       |
                                      100%
                                       |
                                       |
                ------------------------------------------------
                            BAYONNE BANCSHARES, INC.
                ------------------------------------------------
                                       |
                                      100%
                                       |
                                       |
                ------------------------------------------------
                             INTERIM (TO BE FORMED)
                ------------------------------------------------

      The following diagram reflects the resulting structure of the parties upon consummation of the Conversion and Reorganization, including (i) the merger of the Mutual Holding Company (following its conversion into an interim federal stock savings institution) with and into the Bank, (ii) the merger of Interim with and into the Bank, pursuant to which the Public Bank Shares will be converted into Exchange Shares, and (iii) the offering of Conversion Stock. The diagram assumes that there are no fractional shares and does not give effect to purchase of Conversion Stock by holders of Public Bank Shares or the exercise of outstanding stock options.

---------------------                                 ----------------------
     PURCHASERS                                             HOLDERS OF
OF CONVERSION STOCK                                     PUBLIC BANK SHARES
---------------------                                 ----------------------
         |                                                         |
       54.1%                                                    45.9%
         |                                                         |
         ----------------------------------------------------------
                            BAYONNE BANCSHARES, INC.
         ----------------------------------------------------------
                                        |
                                      100%
                                        |
                                        |
         ----------------------------------------------------------
                      FIRST SAVINGS BANK OF NEW JERSEY, SLA
         ----------------------------------------------------------


EFFECTS OF THE CONVERSION AND REORGANIZATION

      General. Each depositor in the Bank has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based upon the balance in his account, which interest may only be realized in the event of a liquidation of the Mutual Holding Company. However, this ownership interest is tied to the depositor's account and has no tangible market value separate from such deposit account. Any depositor who opens a deposit account obtains a pro rata ownership interest in the net worth of the Mutual Holding Company without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his account receives a portion or all of the balance in the account but nothing for his ownership interest in the net worth of the Mutual Holding Company, which is lost to the extent that the balance in the account is reduced.

      Consequently, the depositors of the Bank normally have no way to realize the value of their ownership interest, which has realizable value only in the unlikely event that the Mutual Holding Company is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves after other claims, including claims of depositors to the amounts of their deposits, are paid.

      Upon consummation of the Conversion and Reorganization, permanent nonwithdrawable capital stock is created to represent the ownership of the net worth of the Company. THE COMMON STOCK OF THE COMPANY IS SEPARATE AND APART FROM DEPOSIT ACCOUNTS AND CANNOT BE AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY. Certificates are issued to evidence ownership of the capital stock. The stock certificates are transferable and, therefore, the stock may be sold or traded if a purchaser is available with no effect on any account the seller may hold in the Bank.

      Continuity. While the Conversion and Reorganization is being accomplished, the normal business of the Bank of accepting deposits and making loans will continue without interruption. The Bank will continue to be subject to regulation by the OTS and the FDIC. After the Conversion and Reorganization, the Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.

      The Directors serving the Bank at the time of Conversion and Reorganization will serve initially as Directors of the Bank after the Conversion and Reorganization. The Directors of the Company will consist initially of individuals currently serving on the Board of Directors of the Mutual Holding Company. All officers of the Bank at the time of Conversion and Reorganization will retain their positions immediately after Conversion and Reorganization.

      Effect on Public Bank Shares. Under the Plan, upon consummation of the Conversion and Reorganization, the Public Bank Shares shall be converted into Common Stock based upon the Exchange Ratio without any further action on the part of the holder thereof. Upon surrender of the Public Bank Shares, Common Stock will be issued in exchange for such shares.

      Upon consummation of the Conversion and Reorganization, the Public Stockholders of the Bank, a New Jersey chartered savings association, will become stockholders of the Company, a Delaware corporation. For a description of certain changes in the rights of stockholders as a result of the Conversion and Reorganization, see "Comparison of Stockholders' Rights" below.

      Under New Jersey law, Public Stockholders of the Bank will not have dissenters' rights or appraisal rights in connection with the Conversion and Reorganization. See "Comparison of Stockholders' Rights - Dissenters' Rights of Appraisal."

      Effect on Deposit Accounts. Under the Plan, each depositor in the Bank at the time of Conversion and Reorganization will automatically continue as a depositor after the Conversion and Reorganization, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms. Each such account will be insured by the FDIC to the same extent as before the Conversion (i.e., up to $100,000 per depositor). Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

      Effect on Loans. No loan outstanding from the Bank will be affected by the Conversion and Reorganization, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion and Reorganization.

      Effect on Voting Rights of Members. At present, all depositors and certain borrowers of the Bank are members of, and have voting rights in, the Mutual Holding Company as to all matters requiring membership action. Upon Conversion and Reorganization, depositors and borrowers will cease to be members and will no longer be entitled to vote at meetings of the Mutual Holding Company. Upon Conversion and Reorganization, all voting rights in the Bank will be vested in the Company as the sole stockholder of the Bank. Exclusive voting rights with respect to the Company will be vested in the holders of Common Stock. Depositors and borrowers of the Bank will not have voting rights in the Company after the Conversion and Reorganization except to the extent that they become stockholders of the Company.

      Tax Effects. The Primary Parties have received an opinion from KPMG Peat Marwick LLP with regard to federal income taxation and New Jersey taxation which provides that the adoption and implementation of the Plan of Conversion and Agreement and Plan of Reorganization set forth herein will not be taxable for federal or New Jersey tax purposes to the Primary Parties or the Bank's Eligible Account Holders, Supplemental Eligible Account Holders or Other Members, except as discussed below. See "--Tax Aspects."

      Effect on Liquidation Rights. If the Mutual Holding Company were to liquidate, all claims of creditors (including those of depositors, to the extent of deposit balances) would be paid first. Thereafter, if there were any assets remaining, depositors would be entitled to such remaining assets, pro rata, based upon the deposit balances in their deposit accounts immediately prior to liquidation. In the unlikely event that the Bank were to liquidate after Conversion, all claims of creditors (including those of depositors, to the extent of their deposit balances) would also be paid first, followed by distribution of the "liquidation account" to certain depositors (see "--Liquidation Rights"), with any assets remaining thereafter distributed to the Company as the holder of the Bank's capital stock. Pursuant to the rules and regulations of the OTS, a post-Conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured savings institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

EFFECT ON EXISTING COMPENSATION PLANS

      Under the Plan, the Bank's 1995 Stock Option Plan and 1995 Recognition Plan will become stock benefit plans of the Company and the Bank's 1995 ESOP will continue as a benefit plan of the Bank and shares of Common Stock will be issued (or reserved for issuance) pursuant to such benefit plans. See "Management of the Bank - Benefit Plans."

STOCK PRICING AND EXCHANGE RATIO

      The Plan of Conversion requires that the Aggregate Purchase Price of the Conversion Stock must be based on the appraised pro forma market value of the Conversion Stock, as determined on the basis of an independent valuation. The Primary Parties have retained FinPro to make such valuation. For its services in making such appraisal, FinPro will receive a fee of $20,000, plus reasonable expenses. The Primary Parties have agreed to indemnify FinPro and its employees and affiliates against certain losses (including any losses in connection with claims under the federal securities laws) arising out of its services as appraiser, except where FinPro liability results from its negligence, willful misconduct or bad faith.

      An appraisal has been made by FinPro in reliance upon the information contained in this Prospectus, including the Consolidated Financial Statements. FinPro also considered the following factors, among others: the present and projected operating results and financial condition of the Primary Parties and the economic and demographic conditions in the Mutual Holding Company's and the Bank's existing marketing area; certain historical, financial and other information relating to the Mutual Holding Company and the Bank; a comparative evaluation of the operating and financial statistics of the Bank with those of other similarly situated publicly-traded savings banks and savings institutions located in the Mutual Holding Company's and the Bank's primary market area and northeastern United States; the aggregate size of the offering of the Conversion Stock; the impact of Conversion and Reorganization on the Mutual Holding Company's and the Bank's net worth and earnings potential; the proposed dividend policy of the Company and the Bank; and the trading market for the Bank Common Stock and securities of comparable institutions and general conditions in the market for such securities.


      On the basis of the foregoing, FinPro has advised the Primary Parties in its opinion the estimated pro forma market value of the Bank and the Mutual Holding Company on a combined basis was $68,000,000 as of May 19, 1997. Because the holders of the Public Bank Shares will continue to hold the same aggregate percentage ownership interest in the Company as they currently hold in the Bank (before giving effect to the payment of cash in lieu of issuing fractional Exchange Shares, and any shares of Conversion Stock purchased by the Bank's stockholders in the Offerings or by the ESOP thereafter), the Appraisal was multiplied by the Mutual Holding Company's percentage interest in the Bank which corresponds with the amount of Conversion Stock to be sold in the Offerings (i.e., 54.1%), to determine the midpoint of the valuation ($36,820,000), and the minimum and maximum of the valuation were set at 15% below and above the midpoint, respectively, resulting in a range of $31,300,000 to $42,340,000. The Boards of Directors of the Primary Parties determined that the Conversion Stock would be sold at $10.00 per share, resulting in a range of 3,130,000 to 4,234,000 shares of Conversion Stock being offered. Upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 54.1% and 45.9%, respectively, of the Company's total outstanding shares. The Boards of Directors of the Primary Parties reviewed FinPro's appraisal report, including the methodology and the assumptions used by FinPro, and determined that the Valuation Price Range was reasonable and adequate. The Boards of Directors of the Primary Parties also established the formula for determining the Exchange Ratio. Based upon such formula and the Valuation Price Range, the Exchange Ratio ranged from a minimum of 1.885 to a maximum of 2.933 Exchange Shares for each Public Bank Shares, with a midpoint of 2.218. Based upon these Exchange Ratios, the Company expects to issue between 2,650,000 and 3,586,000 shares of Exchange Shares to the holders of Public Bank Shares outstanding immediately prior to the consummation of the Conversion and Reorganization. The Valuation Price Range and the Exchange Ratio may be amended with the approval of the OTS, if required, or if necessitated by subsequent developments in the financial condition of any of the Primary Parties or market conditions generally. In the event the Appraisal is updated to below $31,300,000 or above $48,695,000 (the maximum of the Valuation Price Range, as adjusted by 15%), such Appraisal will be filed with the SEC by post-effective amendment.

      Based upon current market and financial conditions and recent practices and policies of the OTS, in the event the Company receives orders for Conversion Stock in excess of $42,340,000 (the maximum of the Valuation Price Range) and up to $48,695,000 (the maximum of the Valuation Price Range, as adjusted by 15%), the Company may be required by the OTS to accept all such orders. No assurances, however, can be made that the Company will receive orders for Conversion Stock in excess of the maximum of the Valuation Price Range or that, if such orders are received, that all such orders will be accepted because the Company's final valuation and number of shares to be issued are subject to the receipt of an updated appraisal from FinPro which reflects such an increase in the valuation and the approval of such increase by the OTS. There is no obligation or understanding on the part of management to take and/or pay for any shares of Conversion Stock in order to complete the Offerings.

      The following table sets forth, based upon the minimum, midpoint, maximum and 15% above the maximum of the Valuation Price Range, the following: (i) the total number of shares of Conversion Stock and Exchange Shares; (ii) the percentage of the total Common Stock represented by the Conversion Stock and the Exchange Shares; and (iii) the Exchange Ratio. The table assumes that there is no cash paid in lieu of issuing fractional Exchange Shares.

                     CONVERSION STOCK TO BE
                             ISSUED              EXCHANGE SHARES TO BE ISSUED        TOTAL SHARES OF
                     ----------------------      ----------------------------        COMMON STOCK TO
                        AMOUNT    PERCENT              AMOUNT    PERCENT             BE OUTSTANDING    EXCHANGE RATIO
                       ---------  -------            ---------   -------             --------------    --------------

Minimum............    3,130,000   54.1%             2,650,000    45.9%                 5,780,000           1.885
Midpoint...........    3,682,000   54.1              3,118,000    45.9                  6,800,000           2.218
Maximum............    3,234,000   54.1              3,586,000    45.9                  7,820,000           2.550
15% above maximum..    4,870,000   54.1              4,123,000    45.9                  8,993,000           2.933


      SUCH VALUATION, HOWEVER, IS NOT INTENDED, AND MUST NOT BE CONSTRUED, AS A RECOMMENDATION OF ANY KIND AS TO THE ADVISABILITY OF PURCHASING SUCH SHARES. FINPRO DID NOT INDEPENDENTLY VERIFY THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED BY THE BANK AND THE MUTUAL HOLDING COMPANY, NOR DID FINPRO VALUE INDEPENDENTLY THE ASSETS OR LIABILITIES OF THE BANK AND THE MUTUAL HOLDING COMPANY. THE VALUATION CONSIDERS THE BANK AND THE MUTUAL HOLDING COMPANY AS GOING CONCERNS AND SHOULD NOT BE CONSIDERED AS AN INDICATION OF THE LIQUIDATION VALUE OF THE BANK AND THE MUTUAL HOLDING COMPANY. MOREOVER, BECAUSE SUCH VALUATION IS NECESSARILY BASED UPON ESTIMATES AND PROJECTIONS OF A NUMBER OF MATTERS, ALL OF WHICH ARE SUBJECT TO CHANGE FROM TIME TO TIME, NO ASSURANCE CAN BE GIVEN THAT PERSONS PURCHASING CONVERSION STOCK OR RECEIVING EXCHANGE STOCK IN THE CONVERSION AND REORGANIZATION WILL THEREAFTER BE ABLE TO SELL SUCH SHARES AT PRICES AT OR ABOVE THE PURCHASE PRICE OR IN THE RANGE OF THE FOREGOING VALUATION OF THE PRO FORMA MARKET VALUE THEREOF. SEE "MARKET FOR THE COMMON STOCK."


      Following commencement of the Subscription and Community Offerings, the maximum of the Estimated Price Range may be increased up to 15% and the number of shares of Conversion Stock to be issued in the Conversion may be increased to 4,870,000 shares due to regulatory considerations, changes in the market and general financial and economic conditions, without the resolicitation of subscribers. See "- Limitations on Conversion Stock Purchases" as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the Estimated Price Range to fill unfilled orders in the Subscription and Community Offerings.


      No sale of shares of Conversion Stock may be consummated unless, prior to such consummation, FinPro confirms to the Primary Parties and the OTS that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, would cause FinPro to conclude that the value of the Conversion Stock at the price so determined is incompatible with its estimate of the pro forma market value of the Conversion Stock at the conclusion of the Subscription and Community Offerings.

      If the pro forma market value of the Conversion Stock is either more than 15% above the maximum of the Estimated Price Range or less than the minimum of the Estimated Price Range, the Bank and the Company, after consulting with the OTS, may terminate the Plan and return all funds promptly with interest at the Bank's passbook rate of interest on payments made by check, bank draft or money order, extend or hold a new Subscription and Community Offering, establish a new Estimated Price Range, commence a resolicitation of subscribers or take such other actions as permitted by the OTS in order to complete the Conversion. In the event that a resolicitation is commenced, unless an affirmative response is received within a reasonable period of time, all funds will be promptly returned to investors as described above. A resolicitation, if any, following the conclusion of the Subscription and Community Offerings would not exceed 45 days unless further extended by the OTS for periods of up to 90 days not to extend beyond ____________________, 1999.

      If all shares of Conversion Stock are not sold through the Subscription and Community Offerings, then the Bank and the Company expect to offer the remaining shares in a Syndicated Community Offering which would occur as soon as practicable following the close of the Subscription and Community Offerings but may commence during the Subscription and Community Offerings subject to prior rights of subscribers. All shares of Conversion Stock will be sold at the same price per share in the Syndicated Community Offering as in the Subscription and Community Offerings. See "-- Syndicated Community Offering."

      No sale of shares of Conversion Stock may be consummated unless, prior to such consummation, FinPro confirms to the Bank, the Company and the OTS that, to the best of its knowledge, nothing of a material nature has occurred which, taking into account all relevant factors, including those which would be involved in a cancellation of the Syndicated Community Offering, would cause FinPro to conclude that the aggregate value of the Conversion Stock at the Purchase Price is incompatible with its estimate of the pro forma market value of the Common Stock of the Company at the time of the Syndicated Community Offering. Any change which would result in an aggregate purchase price which is below or more than 15% above the Estimated Price Range would be subject to OTS approval. If such confirmation is not received, the Primary Parties may extend the Conversion, extend, reopen or commence new Subscription and Community Offerings or Syndicated Community Offering, establish a new Estimated Price Range and commence a resolicitation of all subscribers with the approval of the OTS or take such other actions as permitted by the OTS in order to complete the Conversion, or terminate the Plan and cancel the Subscription and Community Offerings and/or the Syndicated Community Offering. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Estimated Price Range or more than 15% above the maximum of such range, and the Company and the Bank determine to continue the Conversion, subscribers will be resolicited (i.e., be permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded with interest at the Bank's passbook rate of interest, or be permitted to decrease or cancel their subscriptions). Any change in the Estimated Price Range must be approved by the OTS. A resolicitation, if any, following the conclusion of the Subscription and Community Offerings would not exceed 45 days, or if following the Syndicated Community Offering, 90 days, unless further extended by the OTS for periods up to 90 days not to extend beyond ____________, 1999. If such resolicitation is not effected, the Bank will return all funds promptly with interest at the Bank's passbook rate of interest on payments made by check, bank draft or money order.

      Copies of the appraisal report of FinPro including any amendments thereto, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of the Bank and the other locations specified under "Additional Information."

INTERPRETATION, AMENDMENT AND TERMINATION

      All interpretations of the Plan by the Boards of Directors of the Primary Parties will be final, subject to the authority of the OTS, including but not limited to interpretations relating to residence requirements applicable to subscribers and purchase limitations. The Plan provides that, if deemed necessary or desirable by the Boards of Directors of the Primary Parties, the Plan may be substantively amended prior to the solicitation of proxies from members entitled to vote on the Plan by a two-thirds vote of the Boards of Directors; amendment of the Plan thereafter requires the approval of the OTS. The Plan will terminate if the sale of all shares of stock being offered pursuant to the Plan is not completed prior to 24 months after the date of the Special Meeting. The Plan may be terminated by a two-thirds vote of the Boards of Directors of the Primary Parties at any time prior to the Special Meeting, and thereafter by such a vote with the approval of the OTS.

NUMBER OF SHARES TO BE ISSUED


      Depending upon market or financial conditions following the commencement of the Subscription and Community Offerings, the total number of shares of Conversion Stock to be issued in the Conversion and Reorganization may be increased or decreased without a resolicitation of subscribers, provided that the product of the total number of shares times the price per share is not below the minimum of the Estimated Price Range or more than 15% above the maximum of the Estimated Price Range. Based on a fixed purchase price of $10.00 per share and the FinPro estimate of the pro forma market value of the Conversion Stock ranging from a minimum of $31,300,000 to a maximum, as increased by 15%, of $48,695,000 the number of shares of Conversion Stock expected to be issued is between a minimum of 3,130,000 shares and a maximum, as adjusted by 15%, of 4,870,000 shares. The actual number of shares issued between this range will depend on a number of factors and shall be determined by the Primary Parties subject to OTS approval, if necessary.

      In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the Estimated Price Range or more than 15% above the maximum of the Estimated Price Range and, if the Plan is not terminated by the Primary Parties after consultation with the OTS, purchasers will be resolicited (i.e., permitted to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded, or be permitted to modify or rescind their subscriptions). Any change in the Estimated Price Range must be approved by the OTS. If the number of shares issued in the Conversion is increased due to an increase of up to 15% in the Estimated Price Range to reflect changes in market or financial condition, persons who subscribed for the maximum number of shares will not be given the opportunity to subscribe for an adjusted maximum number of shares, except for the ESOP which will be able to subscribe for such adjusted amount. See "- Limitations on Conversion Stock Purchases." Any increase or decrease in the number of shares of Common Stock will result in a corresponding change in the number of Exchange Shares, so that upon consummation of the Conversion and Reorganization, the Conversion Stock and the Exchange Shares will represent approximately 54.1% and 45.9%, respectively, of the Company's total outstanding shares of Common Stock.


      An increase in the number of shares of Conversion Stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber's ownership interest and the Company's pro forma net earnings and stockholders' equity on a per share basis while increasing pro forma net earnings and stockholders' equity on an aggregate basis. A decrease in the number of shares of Conversion Stock would increase both a subscriber's ownership interest and the Company's pro forma net earnings and stockholders' equity on a per share basis while decreasing pro forma net earnings and stockholder's equity on an aggregate basis. For a presentation of the effects of such changes, see "Pro Forma Data."

SUBSCRIPTION OFFERING AND SUBSCRIPTION RIGHTS



      In accordance with the Plan of Conversion, rights to subscribe for the purchase of Conversion Stock have been granted under the Plan of Conversion to the following persons in the following order of descending priority: (1) holders of savings accounts with a balance of $50 or more as of December 31, 1994 ("Eligible Account Holders"); (2) the ESOP; (3) holders of savings accounts with a balance of $50 or more as of March 31, 1997 ("Supplemental Eligible Account Holders")); and (4) members of the Bank, consisting of depositors of the Bank as of June 20, 1997, the Voting Record Date, and borrowers with loans outstanding as of January 6, 1995, which continue to be outstanding as of the Voting Record Date other than Eligible Account Holders and Supplemental Eligible Account Holders ("Other Members"). For purposes of determining subscription rights, a savings account is defined by OTS regulations and the Plan of Conversion to include withdrawable accounts, including certificates of deposit, but not including demand accounts. The OTS defines a demand account generally to mean accounts with an original maturity or required notice period of less than seven days; accounts for which the Bank does not reserve the right to require seven days' advance notice prior to withdrawal; or certain types of accounts made available to persons ineligible to hold negotiable order of withdrawal accounts. A non-interest bearing demand account cannot be considered a savings account. All subscriptions received will be subject to the availability of Conversion Stock after satisfaction of all subscriptions of all persons having prior rights in the Subscription Offering and to the maximum and minimum purchase limitations set forth in the Plan of Conversion and as described below under "--Limitations on Conversion Stock Purchases."

      Priority 1: Eligible Account Holders. Each Eligible Account Holder will receive, without payment therefor, first priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Eligible Account Holder's Qualifying Deposit (defined by the Plan as any savings account in the Bank with a balance of $50 or more as of December 31, 1994) and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders, in each case on the Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "--Limitations on Conversion Stock Purchases."

     In the event that Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Eligible Account Holder to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective Qualifying Deposits bear to the total amount of Qualifying Deposits of all remaining Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.


      To ensure proper allocation of stock, each Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights of Eligible Account Holders who are also Directors or Officers of the Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to increased deposits in the year preceding December 31, 1994.


      Priority 2: Employee Stock Ownership Plan. To the extent that there are sufficient shares remaining after satisfaction of the subscriptions by Eligible Account Holders, the ESOP will receive, without payment therefor, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of Conversion Stock issued in the Conversion, including any increase in the number of shares of Conversion Stock to be issued in the Conversion after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Price Range. The ESOP intends to purchase 8% of the shares to be issued in the Conversion or 250,400 shares and 338,720 shares, based on the issuance of 3,130,000 shares and 4,234,000 shares, respectively. Subscriptions by the ESOP will not be aggregated with shares of Conversion Stock purchased directly by or which are otherwise attributable to any other participants in the Subscription and Community Offerings, including subscriptions of any of the Bank's directors, officers, employees or associates thereof. See "Management of the Bank - Benefit Plans - Employee Stock Ownership Plan and Trust."


      Priority 3: Supplemental Eligible Account Holders. Each Supplemental Eligible Account Holder will receive, without payment therefor, third priority, nontransferable subscription rights to subscribe for in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Supplemental Eligible Account Holder's Qualifying Deposit and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders, in each case on the Supplemental Eligibility Record Date, subject to the overall purchase limitation and exclusive of an increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "--Limitations on Conversion Stock Purchases."

     In the event that Supplemental Eligible Account Holders exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Supplemental Eligible Account Holder, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Supplemental Eligible Account Holders whose subscriptions remain unfilled in the proportion that the amounts of their respective Qualifying Deposits bear to the total amount of Qualifying Deposits of all remaining Supplemental Eligible Account Holders whose subscriptions remain unfilled, exclusive of any increase in the shares issued pursuant to an increase in the Estimated Price Range of up to 15%.

      To ensure proper allocation of stock, each Supplemental Eligible Account Holder must list on his subscription order form all accounts in which he has an ownership interest. Failure to list an account could result in less shares being allocated than if all accounts had been disclosed. The subscription rights received by Eligible Account Holders will be applied in partial satisfaction to the subscription rights to be received as a Supplemental Eligible Account Holder.

      Priority 4: Other Members. To the extent that there are sufficient shares remaining after satisfaction of subscriptions by the Eligible Account Holders, the ESOP and the Supplemental Eligible Account Holders, each Other Member will receive, without payment therefor, fourth priority nontransferable subscription rights to subscribe for Conversion Stock in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of Conversion Stock offered, or one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock, subject to the overall purchase limitation and exclusive of an increase in shares issued pursuant to an increase in the Estimated Price Range of up to 15%. See "--Limitations on Conversion Stock Purchases."

      In the event that Other Members exercise subscription rights for a number of shares in excess of the total number of shares eligible for subscription, the shares will be allocated so as to permit each subscribing Other Member, to the extent possible, to purchase a number of shares sufficient to make his total allocation equal to the lesser of 100 shares or the number of shares subscribed for. Thereafter, unallocated shares will be allocated among the remaining subscribing Other Members whose subscriptions remain unfilled on a pro rata basis in the same proportion as a subscribing Other Member's total votes on the Voting Record Date for the Special Meeting bears to the total votes of all subscribing Other Members on such date.

      Expiration Date for the Subscription Offering. The Subscription Offering will expire at ______ _.m., New Jersey time, on ___________, 1997, unless extended for up to 45 days by the Primary Parties or such additional periods with the approval of the OTS. Subscription rights which have not been exercised prior to the Expiration Date will become void.

      The Primary Parties will not execute orders until all shares of Conversion Stock have been subscribed for or otherwise sold. If all shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended with the consent of the OTS, all funds delivered to the Bank pursuant to the Subscription Offering will be returned promptly to the subscribers with interest and all withdrawal authorizations will be cancelled. If an extension beyond the 45 day period following the Expiration Date is granted, the Primary Parties will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions and have their funds returned promptly with interest, and of the time period within which subscribers must affirmatively notify the Primary Parties of their intention to confirm, modify, or rescind their subscription. If an affirmative response to any resolicitation is not received by the Company from a subscriber, such order will be rescinded and all subscription funds will be promptly returned with interest. Such extensions may not go beyond __________, 1999.

COMMUNITY OFFERING

      To the extent that shares remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, the ESOP, the Supplemental Eligible Account Holders and Other Members, the Primary Parties have determined to offer shares pursuant to the Plan to certain members of the general public, with a first preference given to holders of Public Bank Shares and a second preference given to natural persons residing in the county in which the Bank maintains an office in the State of New Jersey (such natural persons referred to as "Preferred Subscribers"), subject to the right of the Company to accept or reject any such orders, in whole or in part, in their sole discretion. Such persons, together with associates of and persons acting in concert with such persons, may purchase up to $200,000 of Conversion Stock offered subject to the maximum overall purchase limitation and exclusive of shares issued pursuant to an increase in the Estimated Price Range by up to 15%. See "- Limitations on Conversion Stock Purchases." This amount may be increased to up to a maximum of 5% of the Conversion Stock offered or decreased to less than $200,000 of Conversion Stock at the sole discretion of the Primary Parties. THE OPPORTUNITY TO SUBSCRIBE FOR SHARES OF CONVERSION STOCK IN THE COMMUNITY OFFERING CATEGORY IS SUBJECT TO THE RIGHT OF THE PRIMARY PARTIES, IN THEIR SOLE DISCRETION, TO ACCEPT OR REJECT ANY SUCH ORDERS IN WHOLE OR IN PART EITHER AT THE TIME OF RECEIPT OF AN ORDER OR AS SOON AS PRACTICABLE FOLLOWING THE EXPIRATION DATE.

      Subject to the foregoing, if the amount of stock remaining is insufficient to fill the orders of the Public Stockholders after completion of the Subscription and Community Offerings, such stock will be allocated first to each holder of Public Bank Shares whose order is accepted by the Bank, in an amount equal to the lesser of 100 shares or the number of shares subscribed for by each such Public Stockholder, if possible. Thereafter, unallocated shares will be allocated among the Public Stockholders whose order remains unsatisfied on a 100 shares per order basis until all such orders have been filled or the remaining shares have been allocated. To the extent that there are shares remaining after all subscriptions by Public Stockholders have been filed, shares will be allocated, applying the same allocation formula described above, to Preferred Subscribers. If there are any shares remaining, shares will be allocated to other persons of the general public who purchase in the Community Offering applying the same allocation described above for Public Stockholders and Preferred Subscribers.

      Persons in Nonqualified States or Foreign Countries. The Primary Parties will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the Plan reside. However, the Plan provides that the Primary Parties are not required to offer stock in the Subscription Offering to any person who resides in a foreign country or resides in a state of the United States with respect to which both of the following apply: (i) a small number of persons otherwise eligible to subscribe for shares of Conversion Stock reside in such state; and (ii) the Primary Parties determines that compliance with the securities laws of such state would be impracticable for reasons of cost or otherwise, including but not limited to a request that the Primary Parties or their officers, directors or trustees register as a broker, dealer, salesman or selling agent, under the securities laws of such state, or a request to register or otherwise qualify the subscription rights or Conversion Stock for sale or submit any filing with respect thereto in such state. Where the number of persons eligible to subscribe for shares in one state is small, the Primary Parties will base their decision as to whether or not to offer the Conversion Stock in such state on a number of factors, including the size of accounts held by account holders in the state, the cost of registering or qualifying the shares or the need to register the Company, its officers, directors or employees as brokers, dealers or salesmen.

MARKETING AND UNDERWRITING ARRANGEMENTS



      The Bank has engaged Sandler O'Neill as a consultant and financial advisor in connection with the offering of the Conversion Stock, and Sandler O'Neill has agreed to use its best efforts to assist the Company with the solicitation of subscriptions and purchase orders for shares of Conversion Stock in the Offerings. Based upon negotiations between the Primary Parties concerning fee structure, Sandler O'Neill will receive a fee equal to 2.0% of the aggregate Purchase Price of all shares sold in the Subscription Offering and Community Offering, excluding shares purchased by directors, officers, employees and any immediate family member thereof and the ESOP for which Sandler O'Neill will not receive a fee. In the event that a selected dealers agreement is entered into in connection with a Syndicated Community Offering, the Bank will pay a fee (to be negotiated at such time under such agreement) to such selected dealers, any sponsoring dealers fees, and a management fee to Sandler O'Neill of 2.0% for shares sold by a National Association of Securities Dealers, Inc. ("NASD") member firm pursuant to a selected dealers agreement; provided, however, that any fees payable to Sandler O'Neill for Conversion Stock sold by them pursuant to such a selected dealers agreement shall not exceed 2.0% of the Purchase Price and provided, further, however, that the aggregate fees payable to Sandler O'Neill and the selected dealers will not exceed 7.0% of the aggregate purchase price of the Conversion Stock sold by selected dealers. Fees to Sandler O'Neill and to any other broker-dealer may be deemed to be underwriting fees, and Sandler O'Neill and such broker-dealers may be deemed to be underwriters. Sandler O'Neill will also be reimbursed for its reasonable out-of-pocket expenses, including legal fees, in an amount not to exceed $50,000. Notwithstanding the foregoing, in the event the Offerings are not consummated or Sandler O'Neill ceases, under certain circumstances after the subscription solicitation activities are commenced, to provide assistance to the Company, Sandler O'Neill will be entitled to a fee for its management advisory services in an amount to be agreed upon by the Bank and Sandler O'Neill, and based upon the amount of services performed by Sandler O'Neill and will also be reimbursed for its reasonable out-of-pocket expenses as described above. The Primary Parties have agreed to indemnify Sandler O'Neill for reasonable costs and expenses in connection with claims or liabilities under applicable federal or state law, or otherwise, related to or arising out of the Conversion except to the extent that such claim or liability arose out of or was based upon any untrue statement of material fact, omission of a material fact related to or made in reliance upon and in conformity with written information furnished to the Primary Parties by Sandler O'Neill or such claim or liability was primarily attributable to the gross negligence, willful misconduct or bad faith of Sandler O'Neill. Such claims and liabilities could include claims under the federal and state securities laws. Sandler O'Neill has received advances towards its fees totalling $50,000. Total marketing fees to Sandler O'Neill are expected to be $566,000 and $769,000 at the minimum and the maximum of the Estimated Price Range, respectively. See "Pro Forma Data" for the assumptions used to arrive at these estimates.


      Sandler O'Neill also will perform proxy solicitation services, conversion agent services and records management services for the Primary Parties in the Conversion and is expected to receive a fee for these services of approximately $22,500, plus reimbursement of reasonable out-of-pocket expenses. Sandler O'Neill has received advances toward its fees for these services totalling $5,000.

      Directors and executive officers of the Primary Parties may participate in the solicitation of offers to purchase Common Stock. Questions of prospective purchasers will be directed to executive officers or registered representatives. Other employees of the Bank may participate in the Offering in administrative capacities or providing clerical work in effecting a sales transaction. Such other employees have been instructed not to solicit offers to purchase Common Stock or provide advice regarding the purchase of Common Stock. The Company will rely on Rule 3a4-1 under the Exchange Act, and sales of Common Stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of Common Stock. No officer, director or employee of Primary Parties will be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Conversion Stock.


PROCEDURE FOR PURCHASING SHARES IN SUBSCRIPTION AND COMMUNITY OFFERINGS

      To ensure that each purchaser receives a prospectus at least 48 hours before the Expiration Date in accordance with Rule 15c2-8 of the Exchange Act, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the stock order form and certification form will confirm receipt or delivery in accordance with Rule 15c2-8. Stock order and certification forms will only be distributed with a prospectus.

      To purchase shares in the Subscription and Community Offerings, an executed stock order form and certification form with the required payment for each share subscribed for, or with appropriate authorization for withdrawal from the Bank's deposit account (which may be given by completing the appropriate blanks in the stock order form), must be received by the Bank at any of its offices by 12:00 noon, New Jersey Time, on the Expiration Date. Stock order forms which are not received by such time or are executed defectively or are received without full payment (or appropriate withdrawal instructions) are not required to be accepted. In addition, the Primary Parties are not obligated to accept orders submitted on photocopied or facsimilied stock order forms and will not accept stock order forms unaccompanied by an executed certification form. Notwithstanding the foregoing, the Company shall have the right, in its sole discretion, to permit institutional investors to submit irrevocable orders together with a legally binding commitment for payment and to thereafter pay for the shares of Conversion Stock for which they subscribe in the Community Offering at any time prior to 48 hours before the completion of the Conversion. The Primary Parties have the right to waive or permit the correction of incomplete or improperly executed forms, but do not represent that they will do so. Once received, an executed stock order form may not be modified, amended or rescinded without the consent of the Primary Parties unless the Conversion has not been completed within 45 days after the end of the Subscription and Community Offerings, unless such period has been extended.



      In order to ensure that Eligible Account Holders, Supplemental Eligible Account Holders and Other Members are properly identified as to their stock purchase priorities, depositors as of the Eligibility Record Date (December 31, 1994) and/or the Supplemental Eligibility Record Date (March 31, 1997) and/or the Voting Record Date (June 20, 1997) must list all accounts on the stock order form giving all names in each account and the account number.



      Payment for subscriptions may be made (i) in cash if delivered in person at any branch office of the Bank, (ii) by check, bank draft or money order, or
(iii) by authorization of withdrawal from deposit accounts maintained with the Bank. No wire transfers will be accepted. Interest will be paid on payments made by cash, check, bank draft or money order at the Bank's passbook rate of interest from the date payment is received until the completion or termination of the Conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the Conversion, but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the Conversion.

      If a subscriber authorizes the Bank to withdraw the amount of the purchase price from his deposit account, the Bank will do so as of the effective date of the Conversion. The Bank will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time that the funds actually are transferred under the authorization, the certificate will be cancelled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at the Bank's passbook rate.

      If the ESOP subscribes for shares during the Subscription Offering, the ESOP will not be required to pay for the shares subscribed for at the time it subscribes, but rather, may pay for such shares of Conversion Stock subscribed for at the Purchase Price upon consummation of the Subscription and Community Offering, if all shares are sold, or upon consummation of the Syndicated Community Offering if shares remain to be sold in such offering; provided, that there is in force from the time of its subscription until such time, a loan commitment from an unrelated financial institution or the Company to lend to the ESOP, at such time, the aggregate Purchase Price of the shares for which it subscribed.


      Owners of self-directed Individual Retirement Accounts ("IRAs") may use the assets of such IRAs to purchase shares of Conversion Stock in the Subscription and Community Offerings, provided that such IRAs are not maintained at the Bank. Persons with self-directed IRAs maintained at the Bank must have their accounts transferred to an unaffiliated institution or broker to purchase shares of Common Stock in the Subscription and Community Offerings. In addition, the provisions of ERISA and IRS regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of Conversion Stock in the Subscription and Community Offerings, make such purchases for the exclusive benefit of the IRAs.


      Certificates representing shares of Conversion Stock purchased will be mailed to purchasers at the address specified in properly completed stock order forms, as soon as practicable following consummation of the sale of all shares of Conversion Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

RESTRICTIONS ON TRANSFER OF SUBSCRIPTION RIGHTS AND SHARES

      Prior to the completion of the Conversion, the OTS conversion regulations prohibit any person with subscription rights, including the Eligible Account Holders, the ESOP, the Supplemental Eligible Account Holders and Other Members of the Bank, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the Plan or the shares of Conversion Stock to be issued upon their exercise. Such rights may be exercised only by the person to whom they are granted and only for his account. Each person exercising such subscription rights will be required to certify that he is purchasing shares solely for his own account and that he has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase such subscription rights or shares of Conversion Stock prior to the completion of the Conversion.

      THE PRIMARY PARTIES WILL PURSUE ANY AND ALL LEGAL AND EQUITABLE REMEDIES (INCLUDING FORFEITURE) IN THE EVENT THEY BECOME AWARE OF THE TRANSFER OF SUBSCRIPTION RIGHTS AND WILL NOT HONOR ORDERS KNOWN BY THEM TO INVOLVE THE TRANSFER OF SUCH RIGHTS.

SYNDICATED COMMUNITY OFFERING

      As a final step in the Conversion, the Plan provides that, if feasible, all shares of Conversion Stock not purchased in the Subscription and Community Offerings, if any, will be offered for sale to the general public in a Syndicated Community Offering through a syndicate of registered broker-dealers to be formed and managed by Sandler O'Neill acting as agent of the Company to assist the Company and the Bank in the sale of the Conversion Stock. The Company and the Bank have the right to reject orders in whole or in part in their sole discretion in the Syndicated Community Offering. Neither Sandler O'Neill nor any registered broker-dealer shall have any obligation to take or purchase any shares of the Conversion Stock in the Syndicated Community Offering, however, Sandler O'Neill have agreed to use their best efforts in the sale of shares in the Syndicated Community Offering.

      The price at which Conversion Stock is sold in the Syndicated Community Offering will be determined as described above under "- Stock Pricing and Exchange Ratio." Subject to overall purchase limitations, no person, together with any associate or group of persons acting in concert, will be permitted to subscribe in the Syndicated Community Offering for more than $200,000 of the total number of shares offered in the Conversion, exclusive of an increase in shares issued pursuant to an increase in the Estimated Price Range of up to 15%; provided, however, that shares of Conversion Stock purchased in the Community Offering by any persons, together with associates of or persons acting in concert with such persons, will be aggregated with purchases in the Syndicated Community Offering and be subject to the overall maximum purchase limitation, exclusive of an increase in shares issued pursuant to an increase in the Estimated Price Range by up to 15%.

      Payments made in the form of a check, bank draft, money order or in cash will earn interest at the Bank's passbook rate of interest from the date such payment is actually received by the Bank until completion or termination of the Conversion.

      In addition to the foregoing, if a syndicate of broker-dealers ("selected dealers") is formed to assist in the Syndicated Community Offering, a purchaser may pay for his shares with funds held by or deposited with a selected dealer. If an order form is executed and forwarded to the selected dealer or if the selected dealer is authorized to execute the order form on behalf of a purchaser, the selected dealer is required to forward the order form and funds to the Bank for deposit in a segregated account on or before noon of the business day following receipt of the order form or execution of the order form by the selected dealer. Alternatively, selected dealers may solicit indications of interest from their customers to place orders for shares. Such selected dealers shall subsequently contact their customers who indicated an interest and seek their confirmation as to their intent to purchase. Those indicating an intent to purchase shall execute order forms and forward them to their selected dealer or authorize the selected dealer to execute such forms. The selected dealer will acknowledge receipt of the order to its customer in writing on the following business day and will debit such customer's account on the third business day after the customer has confirmed his intent to purchase (the "debit date") and on or before noon of the next business day following the debit date will send order forms and funds to the Bank for deposit in a segregated account. Although purchasers' funds are not required to be in their accounts with selected dealers until the debit date in the event that such alternative procedure is employed once a confirmation of an intent to purchase has been received by the selected dealer, the purchaser has no right to rescind his order.

      Certificates representing shares of Conversion Stock purchased, together with any refund due, will be mailed to purchasers at the address specified in the order form, as soon as practicable following consummation of the sale of the Conversion Stock. Any certificates returned as undeliverable will be disposed of in accordance with applicable law.

      The Syndicated Community Offering will terminate no more than 45 days following the Subscription Expiration Date, unless extended by the Company with the approval of the OTS. Such extensions may not be beyond ____________, 1999. See "--Stock Pricing and Exchange Ratio" above for a discussion of rights of subscribers, if any, in the event an extension is granted.

LIMITATIONS ON CONVERSION STOCK PURCHASES


     The Plan includes the limitations set forth below on the number of shares of Conversion Stock which may be purchased during the Conversion. The purchase limitations set forth in paragraphs (2), (4), (5), (6) and (7) are subject to the overall maximum purchase limitation in (8) below which includes Exchange Shares received by purchasers.


     (1)  No less than 25 shares;

     (2) Each Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Eligible Account Holders in each case on the Eligibility Record Date subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;


     (3) The ESOP is permitted to purchase in the aggregate up to 10% of the shares of Conversion Stock issued in the Conversion, including shares issued in the event of an increase in the Estimated Price Range of 15% and intends to purchase 8% of the shares of Conversion Stock issued in the Conversion, including any increase in the number of shares to be issued after the date hereof as a result of an increase of up to 15% in the maximum of the Estimated Price Range;


     (4) Each Supplemental Eligible Account Holder may subscribe for and purchase in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of Conversion Stock offered, one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock or fifteen times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of Conversion Stock to be issued by a fraction of which the numerator is the amount of the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders in such case on the Supplemental Eligibility Record Date subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

     (5) Each Other Member may subscribe for and purchase in the Subscription Offering up to the greater of the amount permitted to be purchased in the Community Offering, currently $200,000 of Conversion Stock offered, or one-tenth of one percent (.10%) of the total offering of shares of Conversion Stock subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

     (6) Persons purchasing shares of Conversion Stock in the Community Offering, together with associates of and groups of persons acting in concert with such persons, may purchase in the Community Offering up to $200,000 of Conversion Stock offered in the Conversion subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%;

     (7) Persons purchasing shares of Conversion Stock in the Syndicated Community Offering, together with associates of and persons acting in concert with such persons, may purchase in the Syndicated Offering up to $200,000 of shares of Conversion Stock offered in the Conversion subject to the overall maximum purchase limitation in (8) below and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15% and, provided further that shares of Conversion Stock purchased in the Community Offering by any persons, together with associates of and persons acting in concert with such persons, will be aggregated with purchases in the Syndicated Community Offering in applying the $200,000 purchase limitation;

     (8) Eligible Account Holders, Supplemental Eligible Account Holders and Other Members may purchase stock in the Community Offering and Syndicated Community Offering subject to the purchase limitations described in (6) and (7) above, provided that, except for the ESOP, the overall maximum number of shares of Conversion Stock subscribed for or purchased in all categories of the Conversion by any person, together with associates of and groups of persons acting in concert with such persons when combined with any Exchange Shares received by such persons, shall not exceed 3.0% of the shares of Conversion Stock offered in the Conversion and Reorganization and exclusive of an increase in the total number of shares issued due to an increase in the Estimated Price Range of up to 15%; and

     (9) No more than 25.00% of the total number of shares of Conversion Stock offered for sale in the Conversion may be purchased by directors and officers of the Bank and the Mutual Holding Company and their associates in the aggregate, when combined with any Exchange Shares received and excluding purchases by the ESOP.


      Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the members of the Mutual Holding Company or the Public Stockholders of the Bank, both the individual amount permitted to be subscribed for and the overall maximum purchase limitation may be increased to up to a maximum of 5% at the sole discretion of the Primary Parties. If such amount is increased, subscribers for the maximum amount will be, and certain other large subscribers in the sole discretion of the Bank may be, given the opportunity to increase their subscriptions up to the then applicable limit. In addition, the Boards of Directors of the Primary Parties may, in their sole discretion, increase the maximum purchase limitation referred to above up to 9.99%, provided that orders for shares exceeding 5% of the shares being offered in the Subscription and Community Offerings shall not exceed, in the aggregate, 10% of the shares being offered in the Subscription and Community Offerings. Requests to purchase additional shares of Conversion Stock under this provision will be determined by the Boards of Directors and, if approved, allocated on a pro rata basis giving priority in accordance with the priority rights set forth herein. In any event, any Exchange Shares received by an individual will be aggregated with shares subscribed for by such person for purposes of applying the maximum purchase limitation.

      The overall maximum purchase limitation may not be reduced to less than 1% but the individual amount permitted to be subscribed for may be reduced by the Primary Parties to less than 1%, subject to paragraphs (2), (4), and above without the further approval of members or Public Stockholders or resolicitation of subscribers. An individual Eligible Account Holder, Supplemental Eligible Account Holder or Other Member may not purchase individually in the Subscription Offering the overall maximum purchase limit of 3.0% of the shares of Conversion Stock offered, but may make such purchase, together with associates of and persons acting in concert with such person, by also purchasing in other available categories of the Conversion, subject to availability of shares, the overall maximum purchase limit for purchases in the Conversion and the amount of Exchange Shares received by such individual.


      In the event of an increase in the total number of shares offered in the Conversion due to an increase in the Estimated Price Range of up to 15% (the "Adjusted Maximum"), the additional shares will be allocated in the following order or priority in accordance with the Plan: (i) to fill the ESOP's subscription of 8% of the Adjusted Maximum number of shares; (ii) in the event that there is an oversubscription by Eligible Account Holders, to fill unsatisfied subscriptions of Eligible Account Holders, exclusive of the Adjusted Maximum; (iii) in the event that there is an oversubscription by Supplemental Eligible Account Holders, to fill unsatisfied subscriptions of Supplemental Eligible Account Holders, exclusive of the Adjusted Maximum; (iv) in the event that there is an oversubscription by Other Members, to fill unsatisfied subscriptions of Other Members exclusive of the Adjusted Maximums; and (v) to fill unsatisfied subscriptions in the Community Offering to the extent possible, exclusive of the Adjusted Maximum and with a first preference to Public Stockholders and a second preference to Preferred Subscribers.

      The term "associate" of a person is defined to mean: (i) any corporation (other than the Primary Parties or a majority-owned subsidiary of the Bank) of which such person is an officer, partner or 10% stockholder; (ii) any trust or other estate in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; provided, however, such term shall not include any employee stock benefit plan of the Bank in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who either has the same home as such person or who is a director or officer of the Bank. Directors are not treated as associates of each other solely because of their Board membership. For a further discussion of limitations on purchases of a converting institution's stock at the time of Conversion and subsequent to Conversion, see "Beneficial Ownership of Capital Stock - Subscriptions by Executive Officers and Directors," "--Certain Restrictions on Purchase or Transfer of Shares After Conversion" and "Restrictions on Acquisition of the Company and the Bank."

LIQUIDATION RIGHTS

      In the unlikely event of a complete liquidation of the Mutual Holding Company in its present mutual form, each depositor would receive his pro rata share of any assets of the Mutual Holding Company remaining after payment of claims of all creditors (including the claims of all depositors to the withdrawal value of their accounts). Each depositor's pro rata share of such remaining assets would be in the same proportion as the value of his deposit account was to the total value of all deposit accounts in the Bank at the time of liquidation. After the Conversion and Reorganization, each depositor, in the event of a complete liquidation, would have a claim as a creditor of the same general priority as the claims of all other general creditors of the Bank. However, except as described below, his claim would be solely in the amount of the balance in his deposit account plus accrued interest. He would not have an interest in the value or assets of the Bank or the Company above that amount.


     The Plan provides for the establishment, upon the completion of the Conversion, of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the greater of (1) the Bank's retained earnings at August 31, 1994, the date of the latest statement of financial condition contained in the final offering circular utilized in the 1995 MHC Reorganization or (2) 54.1% of the Bank's shareholders' equity as of the date of its latest balance sheet contained in the final Prospectus used in connection with the Conversion and Reorganization. Each Eligible Account Holder and Supplemental Eligible Account Holder, if he were to continue to maintain his deposit account at the Bank, would be entitled, on a complete liquidation of the Bank after the Conversion and Reorganization, to an interest in the liquidation account prior to any payment to the stockholders of the Bank. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in such liquidation account for each deposit account, including regular savings accounts, transaction accounts such as NOW accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in the Bank on December 31, 1994 and March 31, 1997, respectively. Each Eligible Account Holder and Supplemental Eligible Account Holder will have a pro rata interest in the total liquidation account based on the proportion that the balance of his Qualifying Deposits on the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, bore to the total amount of all Qualifying Deposits of all Eligible Account Holders and Supplemental Eligible Account Holders in the Bank. For Qualifying Deposits in existence at both dates separate subaccounts shall be determined on the basis of the Qualifying Deposits in such deposit accounts on such respective record dates.

      If, however, on any annual closing date subsequent to the Eligibility Record Date or Supplemental Eligibility Record Date, the amount of the Qualifying Deposit of an Eligible Account Holder or Supplemental Eligible Account Holder is less than the amount of the Qualifying Deposit of such Eligible Account Holder or Supplemental Eligible Account Holder as of the Eligibility Record Date or Supplemental Eligibility Record Date, respectively, or less than the amount of the Qualifying Deposits as of the previous annual closing date, then the interest in the liquidation account relating to such Qualifying Deposit would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such Qualifying Deposit accounts are closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related Qualifying Deposit. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to the Company as the sole stockholder of the Bank.

TAX ASPECTS

      Consummation of the Conversion and Reorganization is expressly conditioned upon the receipt by the Primary Parties of either a favorable ruling from the IRS or an opinion of counsel with respect to federal income taxation, and an opinion of an independent accountant with respect to New Jersey, to the effect that the Conversion and Reorganization will not be a taxable transaction to the Mutual Holding Company, the Company, the Bank, Eligible Account Holders, or Supplemental Eligible Account Holders except as noted below.

      No private ruling will be received from the IRS with respect to the proposed Conversion. Instead, the Bank has received an opinion of KPMG Peat Marwick LLP, to the effect that for federal income tax purposes, among other matters: (1) the conversion of the Mutual Holding Company from mutual form to a federal interim stock savings institution and its simultaneous merger with and into the Bank, with the Bank being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (2) no gain or loss will be recognized by the Bank upon the receipt of the assets of the Mutual Holding Company in such merger, (3) the merger of the Interim with and into the Bank, with the Bank being the surviving institution, will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, (4) no gain or loss will be recognized by Interim upon the transfer of its assets to the Bank, (5) no gain or loss will be recognized by the Bank upon the receipt of the assets of Interim, (6) no gain or loss will be recognized by the Company upon the receipt of Bank Common Stock solely in exchange for Common Stock, (7) no gain or loss will be recognized by the Public Stockholders upon the receipt of Common Stock solely in exchange for their Public Bank Shares, (8) the basis of the Common Stock to be received by the Public Stockholders will be the same as the basis of the Public Bank Shares surrendered in exchange therefore, before giving effect to any payment of cash in lieu of fractional shares, (9) the holding period of the Common Stock to be received by the Public Stockholders will include the holding period of the Public Bank Shares, provided that the Public Bank Shares were held as a capital asset on the date of the exchange,
(10) no gain or loss will be recognized by the Company upon the sale of shares of Conversion Stock in the Offering, (11) the Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Bank following the Conversion and Reorganization, interests in the liquidation account and nontransferable subscription rights to purchase Conversion Stock, but only to the extent of the value, if any, of the subscription rights, and
(12) the tax basis to the holders of Conversion Stock purchased in the Offerings will be the amount paid therefore, and the holding period for the shares of Conversion Stock will begin on the date of consummation of the

     Offerings if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering. Peat Marwick has also opined that the Conversion will not be a taxable transaction to the Company, the Bank, Eligible Account Holders or Supplemental Eligible Account Holders for New Jersey income and/or franchise tax purposes. Certain portions of both the federal and the state and local tax opinions are based upon the assumption that the subscription rights issued in connection with the Conversion will have no value.


      Unlike private rulings, an opinion of counsel or an opinion of an independent accountant is not binding on the IRS and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

      In the opinion of FinPro, the subscription rights do not have any value, based on the fact that such rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the Conversion Stock at a price equal to its estimated fair market value, which will be the same price as the Purchase Price for the unsubscribed shares of Conversion Stock. Such valuation is not binding on the IRS. If the subscription rights granted to Eligible Account Holders or Supplemental Eligible Account Holders are deemed to have an ascertainable value, receipt of such rights could be taxable to those Eligible Account Holders or Supplemental Eligible Account Holders who receive and/or exercise the subscription rights in an amount equal to such value and the Bank could recognize gain on such distribution. Eligible Account Holders and Supplemental Eligible Account Holders are encouraged to consult with their own tax advisor as to the tax consequences in the event that such subscription rights are deemed to have an ascertainable value.

CERTAIN RESTRICTIONS ON PURCHASE OR TRANSFER OF SHARES AFTER CONVERSION

      All shares of Conversion Stock purchased in connection with the Conversion by a director or an executive officer of the Primary Parties will be subject to a restriction that the shares not be sold for a period of one year following the Conversion, except in the event of the death of such director or executive officer. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Common Stock issued at a later date as a stock dividend, stock split, or otherwise, with respect to such restricted stock will be subject to the same restrictions. The directors and executive officers of the Company and the Bank will also be subject to the insider trading rules promulgated pursuant to the Exchange Act and any other applicable requirements of the federal securities laws.

      Purchases of outstanding shares of Conversion Stock of the Company by directors, executive officers (or any person who was an executive officer or director of the Primary Parties after adoption of the Plan of Conversion) and their associates during the three-year period following Conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the OTS. This restriction does not apply, however, to negotiated transactions involving more than 1.0% of the Company's outstanding Common Stock or to the purchase of stock pursuant to any Stock Option Plan to be established after the Conversion.

      Unless approved by the OTS, the Company, pursuant to OTS regulations, will be prohibited from repurchasing any shares of the Common Stock for three years except: (i) for an offer to all stockholders on a pro rata basis; or (ii) for the repurchase of qualifying shares of a director. Notwithstanding the foregoing, beginning one year following completion of the Conversion the Company may repurchase its Common Stock so long as: (i) the repurchases within the following two years are part of an open-market program not involving greater than 5% of its outstanding capital stock during a twelve-month period; (ii) the repurchases do not cause the Company to become undercapitalized; and (iii) the Company provides to the Regional Director of the OTS no later than ten days prior to the commencement of a repurchase program written notice containing a full description of the program to be undertaken and such program is not disapproved by the Regional Director. In addition, under current OTS policies, repurchases may be allowed in the first year following Conversion and in amounts greater than 5% in the second and third years following the Conversion, provided there are valid and compelling business reasons for such repurchases and the OTS does not object to such repurchases.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

GENERAL

      As a result of the Conversion and Reorganization, holders of the Bank Common Stock will become stockholders of the Company. There are certain differences in stockholder rights arising from distinctions between the Bank's certificate of incorporation and bylaws and the Company's Certificate of Incorporation and Bylaws and from distinctions between laws with respect to New Jersey chartered savings associations and Delaware law.

      The discussion herein is not intended to be a complete statement of the differences affecting the rights of stockholders, but rather summarizes the more significant differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company and Delaware General Corporation law.

      Authorized Capital Stock. The Company's authorized capital stock consists of 22,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock, par value $.01 per share, whereas the Bank's authorized capital stock consists of 20,000,000 shares of Bank Common Stock and 10,000,000 shares of serial preferred stock, par value $.10 per share (the "Bank Preferred Stock"). The increased authorized capitalization will provide the Company's Board of Directors with additional flexibility to effect, among other transactions, acquisitions, financings, stock dividends, stock splits and stock benefit plans. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board of Directors currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to the terms of the Stock Programs and upon exercise of stock options to be issued pursuant to the terms of the Stock Option Plans or Master Stock- Based Benefit Plan all of which are to be established and presented to stockholders at a meeting after the Conversion.

      The Company will be subject to annual franchise taxes under Delaware law based on its authorized capitalization. As a New Jersey chartered institution, the Bank is not subject to franchise taxes, regardless of the amount of its authorized capitalization.

      Issuance of Capital Stock. Pursuant to applicable laws and regulations, the Mutual Holding Company is required to own not less than a majority of the outstanding Bank Common Stock. There will be no such restriction applicable to the Company following consummation of the Conversion and Reorganization.

      Neither the Certificate of Incorporation of the Bank nor the Certificate of Incorporation of the Company contains a restriction on the issuance of shares of capital stock to directors, officers or controlling persons of the Company and the Bank, respectively. Thus, stock-related compensation plans such as stock option plans could be adopted by the Company and the Bank without stockholder approval and shares of Company capital stock and Bank capital stock could be issued directly to directors, officers or controlling persons without stockholder approval. The Bylaws of the NASD, however, generally require corporations with securities which are quoted on the Nasdaq National Market to obtain stockholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, stockholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax and securities law treatment under current laws and regulations.


     Voting Rights. The Bank's Bylaws and Certificate of Incorporation prohibit, and the Company's Bylaws do not provide for, cumulative voting in elections of directors. The prohibition on cumulative voting will help to ensure continuity and stability of the Company's Board of Directors and the policies adopted by it by making it more difficult for the holders of a relatively small amount of the Common Stock to elect their nominees to the Board of Directors and possibly by delaying, deterring or discouraging proxy contests.


        Neither the Certificate of Incorporation of the Bank nor the Certificate of Incorporation and Bylaws of the Company provide for pre-emptive rights to stockholders in connection with the issuance of capital stock.

      For additional information relating to voting rights, see "--General - Limitation on Acquisitions of Voting Stock and Voting Rights" below.


      Payment of Dividends. The ability of the Bank to pay dividends on its capital stock is restricted by federal regulations and New Jersey law and regulations and by tax considerations related to savings associations such as the Bank. See "Regulation - Federal Regulation of Savings Institutions -- Capital Requirements" and "Federal and State Taxation - Federal Taxation." Although the Company is not subject to these restrictions as a Delaware corporation, such restrictions will indirectly affect the Company because dividends from the Bank will be a primary source of funds of the Company for the payment of dividends to stockholders of the Company.


      The Delaware General Corporation Law generally provides that, subject to any restrictions in the corporation's Certificate of Incorporation, dividends may be declared from the corporation's surplus or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. However, if the corporation's capital (generally defined in the Delaware General Corporation Law as the sum of the aggregate par value of all shares of the corporation's capital stock, where all such shares have a par value and the board of directors has not established a higher level of capital) has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.

      Board of Directors. The Bank's Certificate of Incorporation and the Certificate of Incorporation and Bylaws of the Company, respectively, require the Board of Directors of the Bank and the Company to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

      Under the Bank's Bylaws, any vacancies in the Board of Directors of the Bank may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. Persons elected by the directors of the Bank to fill vacancies may only serve until the next annual meeting of stockholders. However, under the Company's Certificate of Incorporation, any vacancy occurring in the Board of Directors of the Company, including any vacancy created by reason of an increase in the number of directors, may be filled by the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his successor is elected and qualified.

      Under the Bank's Bylaws, any director may be removed for cause by a two-thirds vote of the Board of Directors or by the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of the Bank entitled to vote in an election of directors. Under the Company's Certificate of Incorporation, a director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the outstanding voting shares of the Company.

      Limitations on Liability. The Company's Certificate of Incorporation provides that the personal liability of the directors and officers of the Company for monetary damages shall be eliminated to the fullest extent permitted by the Delaware General Corporation Law as it exists on the effective date of the Certificate of Incorporation or as such law may be thereafter in effect.
Section 102(b)(7) of the Delaware General Corporation Law currently provides that directors (but not officers) of corporations that have adopted such a provision will not be so liable, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

      If Delaware law was amended in the future to provide for greater limitations on the personal liability of directors or to permit corporations to limit the personal liability of officers, the provision in the Company's Certificate of Incorporation limiting the personal liability of directors and officers would automatically incorporate such authorities without further action by stockholders. Similarly, if Delaware law was amended in the future to restrict the ability of a corporation to limit the personal liability of directors, the Company's Certificate of Incorporation would automatically incorporate such restrictions without further action by stockholders.

      The Bank's current Certificate of Incorporation contains similar provisions regarding the elimination of director liability consistent with New Jersey law.

      Indemnification of Directors, Officers and Employees. The Bank's Certificate of Incorporation provides that the Bank shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving any such person's activities as a director, officer or employee. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if it is determined by the board of directors and the Commission that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could have reasonably believed under the circumstances was in the best interest of the Bank or its stockholders.

      The Company's Certificate of Incorporation provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suite or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or employee of the Company or any predecessor of the Company, or is or was serving at the request of the Company or any predecessor of the Company as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith to the fullest extent authorized by the Delaware General Corporation Law of the State of Delaware against expenses, liability and loss reasonably incurred or suffered by such indemnitee in connection therewith.


      The Company's Certificate of Incorporation also provides that reasonable expenses (including attorneys' fees) incurred by a director, officer or employee of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding described above shall be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that the person is not entitled to be indemnified by the Company.

      Special Meetings of Stockholders. The Bank's Bylaws provide that special meetings of the stockholders of the Bank may be called by the Chairman, President, a majority of the Board of Directors or the holders of not less than ten percent of the outstanding capital stock of the Bank entitled to vote at the meeting. The Certificate of Incorporation and Bylaws of the Bank provide, however, that until the fifth anniversary of the 1995 MHC Reorganization, special meetings of stockholders relating to changes in control of the Bank or amendments to its Certificate of Incorporation may only be called upon direction of the Board of Directors of the Bank. The Company's Certificate of Incorporation contains a provision pursuant to which special meetings of stockholders of the Company only may be called by the Board of Directors of the Company.


      Stockholder Nominations and Proposals. The Bank's Bylaws generally provide that stockholders may submit nominations for election as director at an annual meeting of stockholders 60 days prior to the annual meeting and any new business to be taken up at such a meeting at least 60 days before the date of any such meeting.

      The Company's Bylaws require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to the Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

      Inspectors of Election. The Bank's Bylaws provide that the Board of Directors may appoint one or more persons other than nominees for office as inspectors of election at a meeting of stockholders and that if inspectors of election are not so appointed, the Chairman of the Board or the President may, and on the request of not less than 10% of the votes represented at the meeting shall, make such appointment at the meeting. The Company's Bylaws provide that the Board of Directors of the Company shall appoint one or more persons as inspectors of election, and that the chairman of any meeting of stockholders shall make such an appointment in the event that the inspector(s) appointed by the Board of Directors shall be unable to act or the board shall fail to appoint any inspector. The Bylaws of the Bank and the Company also specify the duties of inspectors of election.


     Stockholder Action Without a Meeting. The Bylaws of the Bank provide that any action to be taken or which may be taken at any annual or special meeting of stockholders must be taken at such annual or special meeting and may not be taken without a meeting. The Certificate of Incorporation and Bylaws of the Company similarly provide that any action required by Delaware law to be taken at any annual or special meetings of stockholders, or any action which may be taken at any annual or special meeting of stockholders, must be taken at such annual or special meeting, and may not be taken without a meeting.

     Limitations on Acquisitions of Voting Stock and Voting Rights. The Bank's Certificate of Incorporation provides that no person, other than the MHC or the Company, shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the issued and outstanding shares of any class of an equity security of the Bank, unless such offer to acquire or acquisition is approved by a majority of the Board of Directors. In the event that shares are acquired in violation of this restriction, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote.

     The Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated pursuant to the Exchange Act, and includes shares beneficially owned by such person or any of his affiliates (as defined in the Certificate of Incorporation), shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or directors, officers and employees of the Bank or Company or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by the Company to be beneficially owned, by such person and his affiliates. The Certificate of Incorporation of the Company further provides that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock (after giving to the limitation on voting rights).


      Mergers, Consolidations and Sales of Assets. The Bank's Certificate of Incorporation and Bylaws do not impose any specific vote requirement for stockholder approval of mergers and certain business transactions.

      The Delaware General Corporation Law requires the approval of the Board of Directors and the holders of a majority of the outstanding stock of the Company entitled to vote thereon for mergers or consolidations, and for sale, leases or exchanges of all or substantially all of the Company's assets, unless a higher requirement is specified in the Company's Certificate of Incorporation.


      As holder of all of the outstanding Bank Common Stock after consummation of the Conversion and Reorganization, the Company generally will be able to authorize a merger, consolidation or other business combination involving the Bank without the approval of the stockholders of the Company. However, the Company's Certificate of Incorporation requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations" as defined therein. See "Restrictions on Acquisition of the Company and the Bank - Restrictions in the Company's Certificate of Incorporation and Bylaws."

      Dissenters' Rights of Appraisal. Under New Jersey corporate law, which is applicable to the Bank generally, a stockholder of a New Jersey corporation which engages in a merger, consolidation or sale of all or substantially all of its assets shall have the right to demand from such corporation payment of the fair or appraised value of his stock in the New Jersey corporation, subject to specified procedural requirements. This law also provides, however, that the stockholders of a New Jersey chartered corporation with stock which is listed on a national securities exchange or which has more than 1,000 shareholders are not entitled to dissenters' rights in connection with a merger involving such corporation if the stockholder is required to accept only "qualified consideration" for his stock, which is defined to include cash, shares of stock of any corporation which at the effective date of the merger will be listed on a national securities exchange or quoted on the Nasdaq National Market System or any combination of such shares of stock and cash.


      After the Conversion and Reorganization, the rights of appraisal of dissenting stockholders of the Company will be governed by the Delaware General Corporation Law. Pursuant thereto, a stockholder of a Delaware corporation generally has the right to dissent from any merger or consolidation involving the corporation or sale of all or substantially all of the corporation's assets, subject to specified procedural requirements. However, no such appraisal rights are available for the shares of any class or series of a corporation's capital stock if (i) as of the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, such shares were either listed on a national securities exchange or held of record by more than 2,000 stockholders, or (ii) the corporation is the surviving corporation of a merger and the merger did not require the approval of the corporation's stockholders, unless in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that, at the effective date of the merger, will be listed on a national securities exchange or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of a corporation described in clause (a) or (b) above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) above.

      Amendment of Governing Instruments. No amendment of the Bank's Certificate of Incorporation may be made unless it is first proposed by the Board of Directors of the Bank, thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting and submitted to the Commissioner for action as specified by law or regulation. The Company's Certificate of Incorporation similarly provides that no amendment of the Company's Certificate of Incorporation may be made unless it is first approved by the Board of Directors of the Company and thereafter is approved by the holders of a majority of the shares of the Company entitled to vote generally in an election of directors, voting together in a single class; provided, however, that the affirmative vote of at least 80% of the outstanding voting stock entitled to vote is needed for certain amendments.

      The Bylaws of the Bank may be amended by a majority of the full Board of Directors of the Bank or by a majority vote of the votes cast by the stockholders of the Bank at any legal meeting. The Bylaws of the Company may be amended by a majority vote of the Board of Directors of the Company or by the affirmative vote of the holders of 80% of the votes cast by stockholders of the Company at a meeting of stockholders.

                  RESTRICTIONS ON ACQUISITION OF THE COMPANY
                                 AND THE BANK

GENERAL

      The Plan of Conversion provides for the Conversion of the Mutual Holding Company from the mutual to the stock form of organization. See "The Conversion and Reorganization -- General." Certain provisions in the Company's Certificate of Incorporation and Bylaws and in its management remuneration entered into in connection with the Conversion, together with provisions of Delaware corporate law, may have anti-takeover effects. In addition, regulatory restrictions may make it difficult for persons or companies to acquire control of either the Company or the Bank.

RESTRICTIONS IN THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

      A number of provisions of the Company's Certificate of Incorporation and Bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the Company's Certificate of Incorporation and Bylaws and certain other statutory and regulatory provisions relating to stock ownership and transfers, the Board of Directors and business combinations, which might be deemed to have a potential "anti-takeover" effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors or management of the Company more difficult. The following description of certain of the provisions of the Certificate of Incorporation and Bylaws of the Company is necessarily general and reference should be made in each case to such Certificate of Incorporation and Bylaws, which are incorporated herein by reference. See "Additional Information" as to how to obtain a copy of these documents.

      Limitation on Voting Rights. The Certificate of Incorporation of the Company provides that in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of Common Stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit. Beneficial ownership is determined pursuant to Rule 13d-3 of the General Rules and Regulations promulgated pursuant to the Exchange Act, and includes shares beneficially owned by such person or any of his affiliates (as defined in the Certificate of Incorporation), shares which such person or his affiliates have the right to acquire upon the exercise of conversion rights or options and shares as to which such person and his affiliates have or share investment or voting power, but shall not include shares beneficially owned by the ESOP or directors, officers and employees of the Bank or Company or shares that are subject to a revocable proxy and that are not otherwise beneficially owned, or deemed by the Company to be beneficially owned, by such person and his affiliates. The Certificate of Incorporation of the Company further provides that this provision limiting voting rights may only be amended upon the vote of 80% of the outstanding shares of voting stock (after giving effect to the limitation on voting rights).

      Board of Directors. The Board of Directors of the Company is divided into three classes, each of which shall contain approximately one-third of the whole number of members of the Board. Each class shall serve a staggered term, with approximately one-third of the total number of directors being elected each year. The Company's Certificate of Incorporation and Bylaws provide that the size of the Board shall be determined by a majority of the directors. The Certificate of Incorporation and the Bylaws provide that any vacancy occurring in the Board, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by a majority vote of the directors then in office. The classified Board is intended to provide for continuity of the Board of Directors and to make it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the Board of Directors without the consent of the incumbent Board of Directors of the Company. The Certificate of Incorporation of the Company provides that a director may be removed from the Board of Directors prior to the expiration of his term only for cause, upon the vote of 80% of the outstanding shares of voting stock.

      In the absence of these provisions, the vote of the holders of a majority of the shares could remove the entire Board, with or without cause, and replace it with persons of such holders' choice.

      Cumulative Voting, Special Meetings and Action by Written Consent. The Certificate of Incorporation does not provide for cumulative voting for any purpose. Moreover, special meetings of stockholders of the Company may be called only by the Board of Directors of the Company. The Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

      Authorized Shares. The Certificate of Incorporation authorizes the issuance of 22,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock. The shares of Common Stock and Preferred Stock were authorized in an amount greater than that to be issued in the Conversion and Reorganization to provide the Company's Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and employee stock options. However, these additional authorized shares may also be used by the Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of the Company. The Board of Directors also has sole authority to determine the terms of any one or more series of Preferred Stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of Preferred Stock, the Board has the power, to the extent consistent with its fiduciary duty, to issue a series of Preferred Stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management to retain its position. The Company's Board of Directors currently has no plans for the issuance of additional shares, other than the issuance of additional shares pursuant to the terms of the Stock Programs and upon exercise of stock options to be issued pursuant to the terms of the Stock Option Plans or Master Stock- Based Benefit Plan all of which are to be established and presented to stockholders at the first annual meeting after the Conversion.

      Stockholder Vote Required to Approve Business Combinations with Principal Stockholders. The Certificate of Incorporation requires the approval of the holders of at least 80% of the Company's outstanding shares of voting stock to approve certain "Business Combinations," as defined therein, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of all or substantially all of the assets of a corporation must, subject to certain exceptions, be approved by the vote of the holders of only a majority of the outstanding shares of Common Stock of the Company and any other affected class of stock. Under the Certificate of Incorporation, at least 80% approval of stockholders is required in connection with any transaction involving an Interested Stockholder (as defined below) except (i) in cases where the proposed transaction has been approved in advance by a majority of those members of the Company's Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (ii) if the proposed transaction meets certain conditions set forth therein which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient. The term "Interested Stockholder" is defined to include any individual, corporation, partnership or other entity (other than the Company or its subsidiary) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of the Company. This provision of the Certificate of Incorporation applies to any "Business Combination," which is defined to include (i) any merger or consolidation of the Company or any of its subsidiaries with or into any Interested Stockholder or Affiliate (as defined in the Certificate of Incorporation) of an Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer, or other disposition to or with any Interested Stockholder or Affiliate of 25% or more of the assets of the Company or combined assets of the Company and its subsidiary; (iii) the issuance or transfer to any Interested Stockholder or its Affiliate by the Company (or any subsidiary) of any securities of the Company in exchange for any assets, cash or securities the value of which equals or exceeds 25% of the fair market value of the Common Stock of the Company; (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by or on behalf of any Interested Stockholder or Affiliate thereof; and (v) any reclassification of securities, recapitalization, merger or consolidation of the Company which has the effect of increasing the proportionate share of Common Stock or any class of equity or convertible securities of the Company owned directly or indirectly by an Interested Stockholder or Affiliate thereof. The directors and executive officers of the Bank are purchasing in the aggregate approximately 3.0% of the shares of the Common Stock at the maximum of the Estimated Price Range. In addition, the ESOP intends to purchase 8% of the aggregate of the Conversion Stock sold in the Conversion. Additionally, if at a meeting of stockholders following the Conversion stockholder approval of the proposed Stock Programs and Stock Option Plans or Master Stock-Based Benefit Plan is received, the Company expects to acquire 4% of the aggregate of the Conversion Stock issued in the Conversion and expects to issue an amount equal to 10% of the aggregate of the Conversion Stock issued in the Conversion to directors and executive officers. As a result, assuming the Stock Programs and Stock Option Plans are approved by Stockholders, directors, executive officers and employees have the potential to control the voting of approximately 25% of the Company's Common Stock, thereby enabling them to prevent the approval of the transactions requiring the approval of at least 80% of the Company's outstanding shares of voting stock described hereinabove.


      Evaluation of Offers. The Certificate of Incorporation of the Company further provides that the Board of Directors of the Company, when evaluating any offer of another "Person" (as defined therein) to (i) make a tender or exchange offer for any equity security of the Company, (ii) merge or consolidate the Company with another corporation or entity, or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of the Company, may, in connection with the exercise of its judgment in determining what is in the best interest of the Company, the Bank and the stockholders of the Company, give due consideration to all relevant factors, including, without limitation, the social and economic effects of acceptance of such offer on the Company's customers and the Bank's present and future account holders, borrowers and employees; on the communities in which the Company and the Bank operate or are located; and on the ability of the Company to fulfill its corporate objectives as a savings and loan holding company and on the ability of the Bank to fulfill the objectives of a federally-chartered stock savings association under applicable statutes and regulations. By having these standards in the Certificate of Incorporation of the Company, the Board of Directors may be in a stronger position to oppose such a transaction if the Board concludes that the transaction would not be in the best interest of the Company, even if the price offered is significantly greater than the then market price of any equity security of the Company.

      Amendment of Certificate of Incorporation and Bylaws. Amendments to the Company's Certificate of Incorporation must be approved by a majority vote of its Board of Directors and also by a majority of the outstanding shares of its voting stock; provided, however, that an affirmative vote of at least 80% of the outstanding voting stock entitled to vote (after giving effect to the provision limiting voting rights) is required to amend or repeal certain provisions of the Certificate of Incorporation, including the provision limiting voting rights, the provisions relating to approval of certain business combinations, calling special meetings, the number and classification of directors, director and officer indemnification by the Company and amendment of the Company's Bylaws and Certificate of Incorporation. The Company's Bylaws may be amended by its Board of Directors, or by a vote of 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders.

      Certain Bylaw Provisions. The Bylaws of the Company also require a stockholder who intends to nominate a candidate for election to the Board of Directors, or to raise new business at a stockholder meeting to give at least 90 days advance notice to the Secretary of the Company. The notice provision requires a stockholder who desires to raise new business to provide certain information to the Company concerning the nature of the new business, the stockholder and the stockholder's interest in the business matter. Similarly, a stockholder wishing to nominate any person for election as a director must provide the Company with certain information concerning the nominee and the proposing stockholder.

ANTI-TAKEOVER EFFECTS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS AND MANAGEMENT REMUNERATION ADOPTED IN CONVERSION


      The provisions described above are intended to reduce the Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by members of its Board of Directors. The provisions of the employment agreements, CIC Agreements, Severance Plan, Stock Programs, Stock Option Plans and Master Stock-Based Benefit Plan to be established may also discourage takeover attempts by increasing the costs to be incurred by the Bank and the Company in the event of a takeover. See "Management of the Bank - Employment Agreements" and "--New Benefits Resulting from the Conversion and Reorganization - Stock Option Plans."


      The Company's Board of Directors believes that the provisions of the Certificate of Incorporation, Bylaws and management remuneration plans to be established are in the best interest of the Company and its stockholders. An unsolicited non-negotiated proposal can seriously disrupt the business and management of a corporation and cause it great expense. Accordingly, the Board of Directors believes it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with management and that these provisions will encourage such negotiations and discourage non-negotiated takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at a price that reflects the true value of the Company and that otherwise is in the best interest of all stockholders.

DELAWARE CORPORATE LAW

      The state of Delaware has a statute designed to provide Delaware corporations with additional protection against hostile takeovers. The takeover statute, which is codified in Section 203 of the Delaware General Corporate Law ("Section 203"), is intended to discourage certain takeover practices by impeding the ability of a hostile acquiror to engage in certain transactions with the target company.

      In general, Section 203 provides that a "Person" (as defined therein) who owns 15% or more of the outstanding voting stock of a Delaware corporation (an "Interested Stockholder") may not consummate a merger or other business combination transaction with such corporation at any time during the three-year period following the date such "Person" became an Interested Stockholder. The term "business combination" is defined broadly to cover a wide range of corporate transactions including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits.

      The statute exempts the following transactions from the requirements of
Section 203: (i) any business combination if, prior to the date a person became an Interested Stockholder, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder; (ii) any business combination involving a person who acquired at least 85% of the outstanding voting stock in the transaction in which he became an Interested Stockholder, with the number of shares outstanding calculated without regard to those shares owned by the corporation's directors who are also officers and by certain employee stock plans; (iii) any business combination with an Interested Stockholder that is approved by the Board of Directors and by a two-thirds vote of the outstanding voting stock not owned by the Interested Stockholder; and (iv) certain business combinations that are proposed after the corporation had received other acquisition proposals and which are approved or not opposed by a majority of certain continuing members of the Board of Directors. A corporation may exempt itself from the requirements of the statute by adopting an amendment to its Certificate of Incorporation or Bylaws electing not to be governed by Section 203. At the present time, the Board of Directors does not intend to propose any such amendment.

RESTRICTIONS IN THE BANK'S CHARTER AND BYLAWS

      Although the Board of Directors of the Bank is not aware of any effort that might be made to obtain control of the Bank after the Conversion and Reorganization, the Board of Directors believes that it is appropriate to retain certain provisions permitted by New Jersey law and to adopt certain new provisions to protect the interests of the Bank and its stockholders from any hostile takeover. Such provisions may, indirectly, inhibit a change in control of the Company, as the Bank's sole stockholder. See "Risk Factors -- Certain Anti-Takeover Provisions Which May Discourage Takeover Attempts."

      The Bank's Certificate of Incorporation will continue to contain a provision whereby the acquisition of or offer to acquire beneficial ownership of more than 10% of the issued and outstanding shares of any class of equity securities of the Bank by any person (i.e., any individual, corporation, group acting in concert, trust, partnership, joint stock company or similar organization), either directly or through an affiliate thereof, will be prohibited for a period of five years following the date of completion of the Conversion and Reorganization. Any stock in excess of 10% acquired in violation of the Certificate of Incorporation provision will not be counted as outstanding for voting purposes. This limitation shall not apply to any transaction in which the Bank forms a holding company without a change in the respective beneficial ownership interests of its stockholders other than pursuant to the exercise of any dissenter or appraisal rights. In the event that holders of revocable proxies for more than 10% of the shares of the Common Stock of the Company seek, among other things, to elect one-third or more of the Company's Board of Directors, to cause the Company's stockholders to approve the acquisition or corporate reorganization of the Company or to exert a continuing influence on a material aspect of the business operations of the Company, which actions could indirectly result in a change in control of the Bank, the Board of Directors of the Bank will be able to assert this provision of the Bank's Certificate of Incorporation against such holders. Although the Board of Directors of the Bank is not currently able to determine when and if it would assert this provision of the Bank's Certificate of Incorporation, the Board of Directors, in exercising its fiduciary duty, may assert this provision if it were deemed to be in the best interests of the Bank, the Company and its stockholders. It is unclear, however, whether this provision, if asserted, would be successful against such persons in a proxy contest which could result in a change in control of the Bank indirectly through a change in control of the Company. Finally, stockholders will not be permitted to call a special meeting of stockholders relating to a change of control of the Bank or a charter amendment or to cumulate their votes in the election of directors. Furthermore, the staggered terms of the Board of Directors could have an anti-takeover effect by making it more difficult for a majority of shares to force an immediate change in the Board of Directors since only one-third of the Board is elected each year. The purpose of these provisions is to assure stability and continuity of management of the Bank in the years immediately following the Conversion.

      Although the Bank has no arrangements, understandings or plans at the present time, except as described in "Description of Capital Stock of the Company - Preferred Stock," for the issuance or use of the shares of Bank Preferred Stock proposed to be authorized, the Board of Directors believes that the availability of such shares will provide the Bank with increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which may arise. In the event of a proposed merger, tender offer or other attempt to gain control of the Bank of which management does not approve, it might be possible for the Board of Directors to authorize the issuance of one or more series of Bank Preferred Stock with rights and preferences which could impede the completion of such a transaction. An effect of the possible issuance of such Bank Preferred Stock, therefore, may be to deter a future takeover attempt. The Board of Directors does not intend to issue any Bank Preferred Stock except on terms which the Board deems to be in the best interest of the Bank and its then existing stockholders.

REGULATORY RESTRICTIONS

      The Plan of Conversion prohibits any person, prior to the completion of the Conversion and Reorganization, from transferring, or from entering into any agreement or understanding to transfer, to the account of another, legal or beneficial ownership of the subscription rights issued under the Plan or the Conversion Stock to be issued upon their exercise. The Plan also prohibits any person, prior to the completion of the Conversion, from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or Conversion Stock.

      For three years following the Conversion and Reorganization, OTS regulations prohibit any person from acquiring or making an offer to acquire more than 10% of the stock of any converted savings institution, except for: (i) offers that, if consummated, would not result in the acquisition by such person during the preceding 12-month period of more than 1% of such stock; (ii) offers for up to 25% in the aggregate by the ESOP or other tax qualified plans of the Bank or the Company; or (iii) offers which are not opposed by the Board of Directors of the Bank and which receive the prior approval of the OTS. Such prohibition is also applicable to the acquisition of the stock of the Company. Such acquisition may be disapproved by the OTS if it is found, among other things, that the proposed acquisition (a) would frustrate the purposes of the provisions of the regulations regarding conversions; (b) would be manipulative or deceptive; (c) would subvert the fairness of the conversion; (d) would be likely to result in injury to the savings institution; (e) would not be consistent with economical home financing; (f) would otherwise violate law or regulation; or (g) would not contribute to the prudent deployment of the savings institution's conversion proceeds. In the event that any person, directly or indirectly, violates this regulation, the securities beneficially owned by such person in excess of 10% shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to a vote of stockholders. The definition of beneficial ownership for this regulation extends to persons holding revocable or irrevocable proxies for the Company's stock under circumstances that give rise to a conclusive or rebuttable determination of control under the OTS regulations.

      In addition, any proposal to acquire 10% of any class of equity security of the Company generally would be subject to approval by the OTS under the Change in Bank Control Act. The OTS requires all persons seeking control of a savings institution and, therefore, indirectly its holding company, to obtain regulatory approval prior to offering to obtain control. Federal law generally provides that no "person," acting directly or indirectly or through or in concert with one or more other persons, may acquire directly or indirectly "control," as that term is defined in OTS regulations, of a federally-insured savings institution without giving at least 60 days' written notice to the OTS and providing the OTS an opportunity to disapprove the proposed acquisition. Such acquisitions of control may be disapproved if it is determined, among other things, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the savings institution or prejudice the interests of its depositors; or (iii) the competency, experience or integrity of the acquiring person or the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person. Such change in control restrictions on the acquisition of holding company stock are not limited to three years after conversion but will apply for as long as the regulations are in effect. Persons holding revocable or irrevocable proxies may be deemed to be beneficial owners of such securities under OTS regulations and therefore prohibited from voting all or the portion of such proxies in excess of the 10% aggregate beneficial ownership limit. Such regulatory restrictions may prevent or inhibit proxy contests for control of the Company or the Bank which have not received prior regulatory approval.

                  DESCRIPTION OF CAPITAL STOCK OF THE COMPANY

GENERAL


      The Company is authorized to issue 22,000,000 shares of Common Stock having a par value of $.01 per share and 2,000,000 shares of preferred stock having a par value of $.01 per share (the "Preferred Stock"). The Company currently expects to issue up to 7,820,000 shares of Common Stock (or 8,993,000 in the event of an increase of 15% in the Estimated Price Range) and no shares of Preferred Stock in the Conversion. Except as discussed above in "Restriction on Acquisition of the Company and the Bank." Each share of the Company's Common Stock will have the same relative rights as, and will be identical in all respects with, each other share of Common Stock. Upon payment of the Purchase Price for the common stock, in accordance with the Plan, all such stock will be duly authorized, fully paid and non-assessable.


      THE COMMON STOCK OF THE COMPANY WILL REPRESENT NON-WITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

      Dividends. The Company can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its Board of Directors. The payment of dividends by the Company is subject to limitations which are imposed by law and applicable regulation. See "Dividend Policy" and "Regulation." The holders of Common Stock of the Company will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor. If the Company issues Preferred Stock, the holders thereof may have a priority over the holders of the Common Stock with respect to dividends.

      Voting Rights. Upon Conversion, the holders of Common Stock of the Company will possess exclusive voting rights in the Company. They will elect the Company's Board of Directors and act on such other matters as are required to be presented to them under Delaware law or the Company's Certificate of Incorporation or as are otherwise presented to them by the Board of Directors. Except as discussed in "Restrictions on Acquisition of the Company and the Bank," each holder of Common Stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If the Company issues Preferred Stock, holders of the Preferred Stock may also possess voting rights. Certain matters require an 80% stockholder vote. See "Restrictions on Acquisition of the Company and the Bank."

      Subsequent to Conversion, voting rights will be vested exclusively in the owners of the shares of capital stock of the Bank, which will be the Company, and voted at the direction of the Company's Board of Directors. Consequently, the holders of the Common Stock will not have direct control of the Bank.

      Liquidation. In the event of any liquidation, dissolution or winding up of the Bank, the Company, as holder of the Bank's capital stock, would be entitled to receive, after payment or provision for payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon) and after distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders (see "The Conversion and Reorganization -- Liquidation Rights"), all assets of the Bank available for distribution. In the event of liquidation, dissolution or winding up of the Company, the holders of its Common Stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If Preferred Stock is issued, the holders thereof may have a priority over the holders of the Common Stock in the event of liquidation or dissolution.

      Preemptive Rights. Holders of the Common Stock of the Company will not be entitled to preemptive rights with respect to any shares which may be issued. The Common Stock is not subject to redemption.

PREFERRED STOCK

      None of the shares of the Company's authorized Preferred Stock will be issued in the Conversion. Such stock may be issued with such preferences and designations as the Board of Directors may from time to time determine. The Board of Directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the Common Stock and may assist management in impeding an unfriendly takeover or attempted change in control.

                   DESCRIPTION OF CAPITAL STOCK OF THE BANK

GENERAL

      The Certificate of Incorporation of the Bank authorizes the issuance of capital stock consisting of 20,000,000 shares of common stock, par value $.10 per share, and 10,000,000 shares of preferred stock, par value $.10 per share, which preferred stock may be issued in series and classes having such rights, preferences, privileges and restrictions as the Board of Directors may determine. Each share of Common Stock of the Bank has the same relative rights as, and will be identical in all respects with, each other share of common stock. After the Conversion and Reorganization, the Board of Directors will be authorized to approve the issuance of Common Stock up to the amount authorized by the Certificate of Incorporation without the approval of the Bank's stockholders. Following the Conversion and Reorganization, all of the issued and outstanding common stock of the Bank will be held by the Company as the Bank's sole stockholder. THE CAPITAL STOCK OF THE BANK WILL REPRESENT NON-WITHDRAWABLE CAPITAL, WILL NOT BE AN ACCOUNT OF AN INSURABLE TYPE, AND WILL NOT BE INSURED BY THE FDIC.

COMMON STOCK

      Dividends. The holders of the Bank's common stock will be entitled to receive and to share equally in such dividends as may be declared by the Board of Directors of the Bank out of funds legally available therefor. See "Dividend Policy" for certain restrictions on the payment of dividends and "Federal and State Taxation - Federal Taxation" for a discussion of the consequences of the payment of cash dividends from income appropriated to bad debt reserves.

      Voting Rights. Immediately after the Conversion and Reorganization, the holders of the Bank's common stock will possess exclusive voting rights in the Bank. Each holder of shares of common stock will be entitled to one vote for each share held, provided that cumulation of votes will not be permitted. See "Restrictions on Acquisition of the Company and the Bank - Anti-Takeover Effects of the Company's Certificate of Incorporation and Bylaws and Management Remuneration Adopted in Conversion."

      Liquidation. In the event of any liquidation, dissolution, or winding up of the Bank, the holders of common stock will be entitled to receive, after payment of all debts and liabilities of the Bank (including all deposit accounts and accrued interest thereon), and distribution of the balance in the special liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders, all assets of the Bank available for distribution in cash or in kind. If additional preferred stock is issued subsequent to the Conversion and Reorganization, the holders thereof may also have priority over the holders of common stock in the event of liquidation or dissolution.

      Preemptive Rights; Redemption. Holders of the common stock of the Bank will not be entitled to preemptive rights with respect to any shares of the Bank which may be issued. The common stock will not be subject to redemption. Upon receipt by the Bank of the full specified purchase price therefor, the common stock will be fully paid and non-assessable.

                         TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock is Chase Mellon Shareholder Services, Ridgefield Park, New Jersey.


                                    EXPERTS

      The consolidated financial statements of the Bank and its subsidiaries as of March 31, 1997 and 1996 and for the years ended March 31, 1997 and 1996 and the ten month period ended March 31, 1995 have been included herein, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


      FinPro, Inc. has consented to the publication herein of the summary of its report to the Bank and Company setting forth its opinion as to the estimated pro forma market value of the Common Stock upon Conversion and its valuation with respect to subscription rights.



                            LEGAL AND TAX OPINIONS

      The legality of the Common Stock will be passed upon for the Bank and the Company by Muldoon, Murphy & Faucette, Washington, D.C., special counsel to the Bank and the Company. Muldoon, Murphy & Faucette will rely as to certain matters of Delaware law on the opinion of Morris, Nichols, Arsht & Tunnell. The federal income and New Jersey tax consequences of the Conversion and Reorganization will be passed upon for the Bank and the Company by KPMG Peat Marwick LLP. Certain legal matters will be passed upon for Sandler O'Neill by Breyer & Aguggia, Washington, D.C.

                            ADDITIONAL INFORMATION

      The Company has filed with the SEC a registration statement under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus does not contain all the information set forth in the registration statement. Such information, including the Conversion Valuation Appraisal Report which is an exhibit to the Registration Statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. This Prospectus contains a description of the material terms and features of all material contracts, reports or exhibits to the Registration Statement required to be described, however, the statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified by reference to such contract or document.

      The Mutual Holding Company has filed an application for conversion with the OTS with respect to the Conversion. Pursuant to the rules and regulations of the OTS, this Prospectus omits certain information contained in that application. The application may be examined at the principal office of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Office of the Regional Director of the OTS located at 10 Exchange Place, 18th Floor, Jersey City, New Jersey 07302.

      In connection with the Conversion, the Company will register its Common Stock with the SEC under Section 12(b) of the Exchange Act and, upon such registration, the Company and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan, the Company has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

      A copy of the Certificate of Incorporation and the Bylaws of the Company and the Stock Charter and Bylaws of the Bank are available without charge from the Bank.




                             FIRST SAVINGS BANK OF NEW JERSEY
                                     AND SUBSIDIARIES

                        Index to Consolidated Financial Statements

                                                                                           PAGE
                                                                                          NUMBER
                                                                                          ------
Independent Auditors' Report of KPMG Peat Marwick LLP                                      F-1

Consolidated Financial Statements:
   Consolidated Statements of Financial Condition - March 31, 1997 and 1996                F-2

Consolidated Statements of Operations - Years ended March 31, 1997 and 1996 and
   the ten month period ended March 31, 1995                                                40

Consolidated Statements of Stockholders' Equity - Years ended March 31, 1997
   and 1996 and the ten month period ended March 31, 1995                                  F-3

Consolidated Statements of Cash Flows - Years ended March 31, 1997 and 1996 and
   the ten month period ended March 31, 1995                                               F-4

Notes to Consolidated Financial Statements                                                 F-6

All schedules are omitted as the required information is not applicable or the information is presented in the consolidated financial statements.

The financial statements of Bayonne Bancshares, Inc. (the Holding Company) are not available. The Holding Company has not yet been capitalized, as it is awaiting final regulatory approval.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
First Savings Bank of New Jersey:

We have audited the consolidated financial statements of First Savings Bank of New Jersey and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Savings Bank of New Jersey and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for the years ended March 31, 1997 and 1996, and the ten-month period ended March 31, 1995 in conformity with generally accepted accounting principles.

                                              /s/ KPMG Peat Marwick LLP
                                              ------------------------------
                                              KPMG Peat Marwick LLP

Short Hills, New Jersey
April 25, 1997

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

                 Consolidated Statements of Financial Condition

                             March 31, 1997 and 1996

                                 (in thousands)

                                   ASSETS                                  1997            1996
                                                                         --------         -------
Cash and cash equivalents:
    Cash on hand and in banks                                            $  6,828           5,782
    Deposits with financial institutions                                    8,500               -
    AMF short-term fund                                                       144           6,009
                                                                         --------         -------
              Total cash and cash equivalents                              15,472          11,791

Securities available for sale at market value (notes 4 and 10)            290,614         382,721
Securities held to maturity, estimated market value of
    $11,555 and $11,674 at March 31, 1997 and 1996,
    respectively (note 5)                                                  11,277          11,355
Loans receivable, net (notes 6 and 10)                                    235,624         224,028
Accrued interest receivable, net (note 7)                                   3,720           3,744
Federal Home Loan Bank stock, at cost                                       7,460           7,526
Real estate acquired in settlement of loans                                   364              24
Office properties and equipment, net (note 8)                               5,812           6,000
Prepaid expenses                                                              816             463
Other assets                                                                5,845           4,293
                                                                         --------         -------
              Total assets                                               $577,004         651,945
                                                                         ========         =======


                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
    Deposits (note 9)                                                     444,139         445,424
    Borrowings (notes 4, 6 and 10)                                         75,000         150,519
    Employee Stock Ownership Plan (ESOP) debt (note 12)                       598             815
    Advance payment by borrowers for taxes and insurance                    1,539           1,093
    Accrued expenses and other liabilities                                  7,649           4,575
                                                                         --------         -------
              Total liabilities                                           528,925         602,426
                                                                         --------         -------

Stockholders' equity (notes 2, 3 and 12):
    Common stock, $0.10 par value.  Authorized 20,000,000
       shares; issued and outstanding 3,065,489 and 3,062,321
       shares at March 31, 1997 and 1996, respectively                        307             306
    Additional paid-in capital                                             12,426          12,216
    Unallocated ESOP shares                                                  (598)           (815)
    Unamortized MRP shares                                                   (378)           (495)
    Retained earnings - substantially restricted                           40,658          44,575
    Net unrealized loss on securities available for sale, net of tax       (4,336)         (6,268)
                                                                         --------         -------
              Total stockholders' equity                                   48,079          49,519
Commitments and contingencies (note 14)

              Total liabilities and stockholders' equity                 $577,004         651,945
                                                                         ========         =======


See accompanying notes to consolidated financial statements.


                                                                              FIRST SAVINGS BANK OF NEW JERSEY
                                                                                      AND SUBSIDIARIES

                                                                       Consolidated Statements of Stockholders' Equity

                                                                       For the Years ended March 31, 1997 and 1996 and
                                                                          the Ten-month Period ended March 31, 1995

                                                                                       (in thousands)


                                                                                                            UNALLO-       UNAMOR-
                                                                                            ADDITIONAL       CATED         TIZED
                                                                                COMMON        PAID-IN        ESOP           MRP
                                                                                 STOCK        CAPITAL       SHARES         SHARES
                                                                               -------      ----------     --------      ---------
Balance at May 31, 1994                                                        $    -             -              -            -
    Net income for the ten-month period                                             -             -              -            -
    Net proceeds of stock offering                                                302        11,702              -            -
    Capitalization of mutual holding company                                        -          (200)             -            -
    Common stock acquired by ESOP                                                   -             -         (1,086)           -
    Amortization of ESOP shares                                                     -             6             54            -
    Net change in net unrealized losses on securities
       available for sale, net of income tax benefit
       of $248                                                                      -             -              -            -
    Dividends declared at $0.125 per share                                          -             -              -            -
                                                                               ------       -------         ------        -----
Balance at March 31, 1995                                                         302        11,508         (1,032)           -
    Net income for the year                                                         -             -              -            -
    Amortization of ESOP                                                            -           110            217            -
    Common stock issued to MRP                                                      4           578              -         (582)
    Amortization of MRP                                                             -            20              -           87
    Dividends declared at $0.5 per share                                            -             -              -            -
    Net change in unrealized losses on securities available
       for sale, net of income tax expense of $1,016                                -             -              -            -
                                                                               ------       -------         ------        -----
Balance at March 31, 1996                                                         306        12,216           (815)        (495)
    Net loss for the period                                                         -             -              -            -
    Amortization of ESOP                                                            -           156            217            -
    Amortization of MRP                                                             -            37              -          117
    Dividends declared at $0.5 per share                                            -             -              -            -
    Exercise of stock options                                                       1            17              -            -
    Net change in unrealized losses on securities available
       for sale, net of income tax benefit of $192                                  -             -              -            -
                                                                               ------       -------         ------        -----
Balance at March 31, 1997                                                      $  307        12,426           (598)        (378)
                                                                               ======       =======         ======        =====
See accompanying notes to consolidated financial statements.

                                                                                                     NET
                                                                                   RETAINED       UNREALIZED
                                                                                  EARNINGS -       LOSS ON         TOTAL
                                                                                   SUBSTAN-       SECURITIES       STOCK-
                                                                                    TIALLY        AVAILABLE       HOLDERS'
                                                                                  RESTRICTED       FOR SALE       EQUITY
                                                                                  ----------     ------------    ----------
Balance at May 31, 1994                                                            42,635          (8,568)         34,067
    Net income for the ten-month period                                             2,191               -           2,191
    Net proceeds of stock offering                                                      -               -          12,004
    Capitalization of mutual holding company                                            -               -            (200)
    Common stock acquired by ESOP                                                       -               -          (1,086)
    Amortization of ESOP shares                                                         -               -              60
    Net change in net unrealized losses on securities
       available for sale, net of income tax benefit
       of $248                                                                          -            (254)           (254)
    Dividends declared at $0.125 per share                                           (157)              -            (157)
                                                                                 --------          ------         -------
Balance at March 31, 1995                                                          44,669          (8,822)         46,625
    Net income for the year                                                           615               -             615
    Amortization of ESOP                                                                -               -             327
    Common stock issued to MRP                                                          -               -               -
    Amortization of MRP                                                                 -               -             107
    Dividends declared at $0.5 per share                                             (709)              -            (709)
    Net change in unrealized losses on securities available
       for sale, net of income tax expense of $1,016                                    -           2,554           2,554
                                                                                 --------          ------         -------
Balance at March 31, 1996                                                          44,575          (6,268)         49,519
    Net loss for the period                                                        (3,215)              -          (3,215)
    Amortization of ESOP                                                                -               -             373
    Amortization of MRP                                                                 -               -             154
    Dividends declared at $0.5 per share                                             (702)              -            (702)
    Exercise of stock options                                                           -               -              18
    Net change in unrealized losses on securities available
       for sale, net of income tax benefit of $192                                      -           1,932           1,932
                                                                                 --------          ------         -------
Balance at March 31, 1997                                                          40,658          (4,336)         48,079
                                                                                 ========          ======         =======
See accompanying notes to consolidated financial statements.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                 For the Years ended March 31, 1997 and 1996 and
                    the Ten-month Period ended March 31, 1995

                                 (in thousands)

                                                                                                            TEN
                                                                                   YEARS ENDED             MONTHS
                                                                                     MARCH 31,              ENDED
                                                                             -----------------------       MARCH 31,
                                                                               1997           1996           1995
                                                                             --------       --------       --------
Cash flows from operating activities:
    Net (loss) income                                                        $ (3,215)           615          2,191
    Adjustments to reconcile net income to net cash
       provided by operating activities:
          Depreciation of office properties and equipment                         705            528            427
          Loss on securities available for sale, net                            2,878          2,217            547
          Loss on sales of real estate acquired in settlement
              of loans                                                             92              7              -
          Provision for loan losses                                               320            450            350
          Proceeds from sales of real estate acquired in settlement
              of loans                                                            446            296          1,704
          Amortization of ESOP and MRP shares                                     527            435             54
          Amortization (accretion) of premiums and discounts on
              investment securities and mortgage-backed securities                (44)            15            (22)
          Net decrease (increase) in deferred loan fees                           209            (65)           204
          Net decrease (increase) in accrued interest receivable,
              net                                                                  24           (540)           360
          Net (increase) decrease in prepaid expenses                            (353)           363            174
          Net (increase) decrease in other assets                              (1,360)           345           (334)
          Net increase (decrease) in accrued expenses and other
              liabilities                                                       3,074           (241)         1,124
                                                                             --------       --------       --------
              Total adjustments                                                 6,518          3,810          4,588
                                                                             --------       --------       --------
              Net cash provided by operating activities                         3,303          4,425          6,779
                                                                             --------       --------       --------
Cash flows from investing activities:
    Increase in loans receivable                                              (13,003)        (5,953)       (30,543)
    Purchase of investments held to maturity                                        -        (10,000)        (5,534)
    Principal payments and maturities of investments held to
       maturity                                                                    78         42,853          1,340
    Proceeds from maturities of securities available for sale                  25,725          5,000              -
    Proceeds from sales of securities available for sale                      159,548         25,871         25,000
    Purchases of securities available for sale                                (94,260)      (187,221)             -
    Sale (purchase) of Federal Home Loan Bank stock                                66         (5,612)           586
    Purchases of premises and equipment                                          (517)          (141)          (816)
                                                                             --------       --------       --------
              Net cash provided by (used in) investing activities              77,637       (135,203)        (9,967)
                                                                             --------       --------       --------

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

                Consolidated Statements of Cash Flows, Continued

                                 (in thousands)

                                                                                                           TEN
                                                                                 YEARS ENDED             MONTHS
                                                                                  MARCH 31,               ENDED
                                                                             --------------------        MARCH 31,
                                                                               1997         1996           1995
                                                                             --------      -------       --------
Cash flows from financing activities:
    Net increase (decrease) in deposits                                      $ (1,285)       1,044        (27,301)
    Net (decrease) increase in advance payments by borrowers
       for taxes and insurance                                                    446         (199)           647
    Increase (decrease) in borrowings                                         (75,519)     136,519         14,000
    Stock subscriptions (refunded) received                                         -            -        (37,485)
    Purchase of ESOP shares                                                         -            -         (1,086)
    Payment on ESOP debt                                                         (217)        (217)           (54)
    Proceeds from ESOP debt                                                         -            -          1,086
    Net proceeds of stock offering                                                  -            -         12,010
    Transfer of working capital to holding company                                  -            -           (200)
    Stock options exercised                                                        18            -              -
    Dividends paid                                                               (702)        (690)          (156)
                                                                             --------      -------       --------
              Net cash (used in) provided by financing activities             (77,259)     136,457        (38,539)
                                                                             --------      -------       --------
Net increase (decrease) in cash and cash equivalents                            3,681        5,679        (41,727)
Cash and cash equivalents at beginning of year                                 11,791        6,112         47,839
                                                                             --------      -------        -------
Cash and cash equivalents at end of year                                     $ 15,472       11,791          6,112
                                                                             ========      =======        =======
Supplemental schedule of noncash investing and financing activities:
       Real estate acquired in settlement of loans and transfer
          from investments in and loans to joint ventures, net               $    878           94            415
                                                                             ========      =======        =======
       Taxes (received) paid                                                 $  1,150         (210)         1,377
                                                                             ========      =======        =======
       Interest paid                                                         $ 27,193       23,780         15,831
                                                                             ========      =======        =======
       Transfer from HTM to AFS                                              $      -       50,000              -
                                                                             ========      =======        =======
       Implementation of MRP                                                 $      -          682              -
                                                                             ========      =======        =======

See accompanying notes to consolidated financial statements.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                             March 31, 1997 and 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          PRINCIPLES OF CONSOLIDATION


          The consolidated financial statements include the accounts of First Savings Bank of New Jersey (the Bank) and its wholly-owned subsidiaries, Bayonne Old Mill Service Corp., Bayonne Service Corp. and The Final Bayonne Service Corp. As of March 31, 1997, the Bayonne Service Corp. and The Final Bayonne Service Corp. are inactive and the Bayonne Service Corp. through the Bayonne First Investment Center sells non-insured investment products such as annuities and mutual funds. All significant intercompany balances and transactions have been eliminated in consolidation.


          BUSINESS

          The Bank provides a full range of banking services to individual and corporate customers in New Jersey. The Bank is subject to competition from other financial institutions and to the regulations of certain Federal and state agencies and undergoes periodic examinations by those regulatory authorities.

          As a result of the plan of reorganization and stock issuance (see note
          2), the Bank adopted a reporting date to coincide with the calendar quarter ended March 31. These consolidated financial statements are presented for the years ended March 31, 1997 and 1996, and the ten-month period ended March 31, 1995.

          The following are the significant accounting policies which were followed in preparing and presenting these consolidated financial statements.

          BASIS OF FINANCIAL STATEMENT PRESENTATION

          The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated statements of financial condition and operations. Actual results could differ significantly from those estimates.

          Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, management generally obtains independent appraisals for significant properties.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(1), CONTINUED

          A substantial portion of the Bank's loans are secured by real estate in the New Jersey market. In addition, although not significant, real estate owned is located in that same market. Accordingly, as with most financial institutions in the market area, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of the carrying amount of real estate owned are susceptible to changes in market conditions.

          INVESTMENT AND MORTGAGE-BACKED SECURITIES

          Securities are classified as either available for sale or held to maturity, based upon the Bank's intent and ability to hold such securities. Securities available for sale include debt and mortgage-backed securities that are held for an indefinite period of time and are not intended to be held to maturity. Securities available for sale include securities that management intends to use as part of its overall asset/liability management strategy and that may be sold in response to changes in interest rates and resultant prepayment risk and other factors related thereto. Securities available for sale are carried at fair value, and unrealized gains and losses (net of related tax effects) on such securities are excluded from earnings but are included in stockholders' equity. Upon realization, such gains and losses will be included in earnings using the specific identification method. Management determines the appropriate classification of investment and mortgage-backed securities as either available for sale or held to maturity at the purchase date. Investment securities and mortgage-backed securities, other than those designated as available for sale or trading, are comprised of debt securities that the Bank has the positive intent and ability to hold to maturity. These securities held to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the estimated lives of the securities.

          LOANS RECEIVABLE

          Loans are carried at their unpaid principal amount, less unearned discounts, net of deferred loan origination fees and costs and commitment fees. Unearned discounts are recognized over the contractual lives of the loans using the level-yield method.

          The accrual of interest income and amortization of deferred fee income on loans is generally discontinued when a loan is past due 120 days or more, or when certain factors indicate reasonable doubt as to the timely collectibility of such income. Real estate loans are placed on a non-accrual status when either principal or interest is 120 days or more past due. Delinquent consumer loans generally are not placed on non-accrual status, but continue to accrue until charged-off. Delinquent consumer loans are charged-off when it appears no longer reasonable or probable that the loan will be collected. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Interest income is recognized subsequently only in the period collected. Loans are returned to an accrual status when factors indicating doubtful collectibility on a timely basis no longer exist.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(1), CONTINUED

          ALLOWANCE FOR LOAN LOSSES

          A provision for loan losses is charged to operations based on management's evaluation of the credit risk in its portfolio. Such evaluation includes a review of all loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated net realizable value of the underlying collateral, economic conditions and other matters which warrant consideration.

          Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions in their market area. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

          LOAN IMPAIRMENT


          Statement of Financial Accounting Standards SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114) and SFAS 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," were adopted prospectively on April 1, 1995. These statements address the accounting for impaired loans and specify how allowances for loan losses related to these impaired loans are calculated. The Bank defined the population of impaired loans to include nonaccrual commercial and commercial mortgage loans. Smaller balance homogeneous loans that are collectively evaluated for impairment such as residential mortgage loans are specifically excluded from the impaired loan portfolio. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Adoption of these new standards had no effect on the level of the allowance for loan losses or operating results for the years ended March 31, 1997 and 1996. SFAS 114 also provides that in-substance foreclosed loans should not be included in real estate owned for financial reporting purposes, but rather should be included in the loan portfolio.


          LOAN ORIGINATION FEES AND COSTS

          Loan origination fees, net of certain direct loan origination costs, are deferred and amortized into income over the lives of the related loans as an adjustment to the related loan yields.

          LOAN SERVICING

          The Bank services real estate loans for investors which are not included in the accompanying consolidated statements of financial condition. Net fees earned for servicing loans are reported as income when the related mortgage loan payments are collected and are not significant. Loan servicing costs are charged to expense as incurred.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(1), CONTINUED

          REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

          When properties are acquired through foreclosure or by deed in lieu of foreclosure, they are transferred at estimated fair value, and any required write-downs are charged to the allowance for loan losses. Subsequently, such properties are carried at the lower of the adjusted cost or fair value less estimated selling costs. Estimated fair value of the property is generally based on an appraisal. The Bank maintains an allowance for real estate losses for subsequent declines in estimated fair value. Certain costs incurred in preparing properties for sale are capitalized. Expenses of holding foreclosed properties, net of other income, are charged to operations as incurred. Gains and losses from sales of such properties are recognized as incurred.

          OFFICE PROPERTIES AND EQUIPMENT

          Depreciation on office properties and equipment, exclusive of land, is computed using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense, improvements are capitalized and gains or losses on disposals are credited or charged to operations. The Bank depreciates buildings over a period of 10 to 40 years and equipment over a period of 3 to 10 years.

          INCOME TAXES

          The Bank accounts for income taxes based upon the asset and liability method which requires that deferred tax assets and liabilities be recognized for the future tax consequences attributable to differences between the financial statement carrying value amounts of existing assets and liabilities and their respective tax bases.

          PENSION PLANS

          The Bank maintains a noncontributory defined benefit pension plan for the benefit of all eligible employees. It is the Bank's policy to fund the plan in an amount equal to at least the minimum contribution required by the Employee Retirement Income Security Act of 1974 (ERISA).

          OTHER POSTRETIREMENT BENEFIT PLANS

          In addition to the Bank's defined benefit plan, the Bank provides a retiree medical insurance plan to its retirees. The plan is first available to retirees at the age of 60 years and with 30 years of service to the Bank. The Bank recognizes expense associated with retirement medical insurance plan based upon the accrual method through the use of actuarial determined data.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(1), CONTINUED

          CONSOLIDATED STATEMENTS OF CASH FLOWS

          The Bank considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. For purposes of the consolidated statements of cash flows, cash equivalents consist of deposits in other financial institutions and short-term mutual funds.

          EARNINGS PER SHARE

          Earnings per common share is calculated by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. Comparative income per share data is not presented for 1995 as the Bank completed its initial public offering on January 9, 1995, and shares were not outstanding for the entire ten-month period ended March 31, 1995. The weighted average number of shares outstanding during the years ended March 31, 1997 and 1996 used in the earnings per share calculation was 2,992,720 and 2,956,187, respectively.

          RECLASSIFICATIONS

          Certain reclassifications have been made to the 1996 and 1995 amounts to conform to the 1997 presentation.

(2)  PLAN OF REORGANIZATION AND STOCK ISSUANCE

     In December 1993, the Board of Directors of the Bank unanimously adopted the Plan of Reorganization from a Mutual Savings and Loan Association to a Mutual Holding Company and Stock Issuance Plan, which plan was subsequently amended (as amended, the Plan). Pursuant to the Plan, the Bank reorganized from a New Jersey chartered mutual savings and loan association into a Federal mutual holding company and concurrently formed a New Jersey chartered capital stock savings and loan association subsidiary.

     Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the holding company so long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the reorganization will have such membership and liquidation rights with respect to the holding company. Borrower members of the Bank at the time of the reorganization will have the same membership rights in the holding company that they had in the Bank immediately prior to the reorganization so long as their existing borrowings remain outstanding. Borrowers will not receive membership rights in connection with any new borrowings made after the reorganization.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(2), CONTINUED

     As part of the reorganization, the Bank was authorized to offer stock in one or more offerings, up to a maximum of 49.9% of the issued and outstanding shares of its common stock.

     On January 9, 1995, the Bank completed its minority stock offering whereby the Bank issued 1,358,000 shares at $10 per share for a total of $13.6 million, which represents a minority ownership of 45% of the Bank based upon its valuation by an independent appraiser. The net proceeds of the stock offering, after reflecting offering expenses of $1.6 million, were $12.0 million. The proceeds were added to the Bank's general funds to be used for general corporate purposes.

     In December 1996, the Board of Directors of Bayonne Bancshares, M.H.C., the mutual holding company of the Bank, adopted a proposed Plan of Conversion to convert Bayonne Bancshares, M.H.C. to stock form and to reorganize Bayonne Bancshares, M.H.C., and the Bank by forming a new stock Delaware corporation to become the parent company of the Bank. The new Delaware corporation will exchange certain shares of its common stock for the outstanding common stock of the Bank and will issue and offer for sale certain additional shares of its common stock. The additional shares of common stock of the new Delaware corporation will be offered to eligible account holders of the Bank as of December 31, 1994, who will receive nontransferable subscription rights to purchase these shares, as well as certain other persons as provided for in the Plan. The amount and pricing of the proposed stock offering will be based on an independent appraisal of the Bank.

     In connection with the proposed transaction, Bayonne Bancshares, M.H.C. will file applications with the Office of Thrift Supervision and a registration statement with the U.S. Securities and Exchange Commission with respect to the reorganization and common stock offering. After receipt of the required regulatory approvals, the Plan of Conversion will be submitted to the members of Bayonne Bancshares, M.H.C. for approval by at least a majority of the votes eligible to be cast at a special meeting and will also be submitted by the Bank's stockholders for approval at a special meeting. The transaction is expected to be completed during the third calendar quarter of 1997.

     At the time of the conversion, the Bank will establish a liquidation account in an amount equal to its equity as reflected in the interest statement of the financial condition used in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually, to the extent that eligible account holders and supplemental eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an eligible account holder's or supplemental eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder and supplemental eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(2), CONTINUED

     Subsequent to the conversion, the Bank may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause equity to be reduced below applicable regulatory capital maintenance requirements or if such declaration and payment would otherwise violate regulatory requirement.

     Conversion costs will be deferred and reduce the proceeds from the shares sold in the conversion. If the conversion is not completed, all costs will be charged as an expense. There were approximately $400,000 of capitalized conversion costs as of March 31, 1997.

(3)  REGULATORY MATTERS

     Capital distributions, in the form of any dividend paid or other distribution in cash or in kind, are limited by the OTS. A Tier 1 association, which is defined as an association that has capital immediately prior to a proposed capital distribution that is equal to or greater than the amount of its fully phased-in capital requirement, is authorized to make capital distributions during a calendar year up to the higher of 100% of its net income to date during the calendar year plus the amount that would reduce by one-half its surplus capital ratio at the beginning of the calendar year, or 75% of its net income over the most recent four-quarter period. The Bank is a Tier 1 association.

     The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) was signed into law on August 9, 1989 and the regulations for savings institutions' minimum capital requirements went into effect on December 7, 1989. In addition to its capital requirements, FIRREA includes provisions for changes in the Federal regulatory structure for institutions, including a new deposit insurance system, increased deposit insurance premiums, and restricted investment activities with respect to non-investment grade corporate debt and certain other investments. FIRREA also increases the required ratio of housing-related assets in order to qualify as a savings institution.

     The foregoing capital ratios are based in part on specific quantitative measures of assets, liabilities and certain off-balance sheet items are calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OTS about capital components, risk weightings and other factors.

     Management believes that, as of March 31, 1997, the Bank meets all capital adequacy requirements to which it is subject. Further, the most recent OTS notification categorized the Bank as a well-capitalized institution under the prompt corrective action regulations. There have been no conditions or events since that notification that management believes have changed the Bank's capital classification.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(3), CONTINUED

     The following is a summary of the Bank's actual capital amounts and ratios as of March 31, 1997 and 1996, compared to the OTS minimum capital adequacy requirements and classification as a well-capitalized institution:

                                                                                 OTS REQUIREMENTS
                                                                   ---------------------------------------------
                                                                                              FOR CLASSIFICATION
                                            ASSOCIATION                  MINIMUM                    AS WELL
                                              ACTUAL                 CAPITAL ADEQUACY             CAPITALIZED
                                        ------------------       ---------------------        -------------------
                                        AMOUNT       RATIO          AMOUNT       RATIO         AMOUNT      RATIO
                                        -------     ------         -------       -----         ------     -------
                                                                 (dollars in thousands)
      March 31, 1997:
           Tangible capital             $52,260       8.99%        $ 8,720        1.50%
           Tier I (core) capital         52,260       8.99          17,439        3.00         $29,066      5.00%
           Risk-based capital:
              Tier I                     52,260      22.43               -           -          13,970      6.00
              Total                      54,975      25.31          17,379        8.00          21,724     10.00

      March 31, 1996:
           Tangible capital              53,688       8.18           9,841        1.50
           Tier I (core) capital         53,688       8.18          19,682        3.00          32,803      5.00
           Risk-based capital:
              Tier I                     53,688      23.92               -           -          13,469      6.00
              Total                      56,392      25.12          17,958        8.00          22,448     10.00


          The following provides a reconciliation of the Bank's Stockholders' equity to regulatory capital at March 31, 1997 (in thousands):

          Stockholders' equity                            $48,079
          Plus: Unrealized loss on securities
                available for sale, net of tax              4,336
          Less: Investments in subsidiaries                  (155)
                                                          -------
                Tangible/core capital                      52,260
          Plus: Allowance for loan losses                   2,715
                                                          -------
                Total risk based capital                  $54,975
                                                          =======


     The Federal Deposit Insurance Corporation Improvement Act (FDICIA) was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the Federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

     New Jersey banking statutes further restrict the amounts of dividends paid by the Bank on its common stock to an amount which, following the payments of such dividends, will not reduce paid-in capital and retained earnings to an amount less than 50% of common stock or the payment of such dividend will not reduce the statutory surplus of the Bank.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(3), CONTINUED

     During the year ended March 31, 1997, the Bank declared cash dividends to holders of common stock of the Bank amounting to $0.50 per share. The Bank's mutual holding company, waived the receipt of the cash dividends paid by the Bank, and it currently intends to continue this policy. There can be no assurance that the Bank's regulators will permit future dividend waivers or the terms of such waivers. Total cumulative waived dividends amount to $1.9 million at March 31, 1997.

(4)  SECURITIES AVAILABLE FOR SALE

     In November 1995, the Financial Accounting Standards Board issued a special report on the implementation of SFAS No. 115. This special report provided an opportunity for a one time reassessment of the classification of securities as of a single measurement date between November 15, 1995 and December 31, 1995. On December 8, 1995, the Bank recorded a transfer of $50.0 million of U.S. Government Agency securities and U.S. Treasury notes to available for sale from the held to maturity portfolio and subsequently sold $25.0 million of the securities prior to December 31, 1995.

     Securities available for sale at March 31, 1997 and 1996 are summarized as follows (in thousands):

                                                                GROSS        GROSS
                                                               UNREAL-      UNREAL-
                                                AMORTIZED       IZED         IZED         MARKET
                                                  COST          GAINS       LOSSES        VALUE
                                               -----------     --------     -------       --------
     March 31, 1997:
         U.S. Government and agency
            obligations                           69,945            -         2,311         67,634
         Mortgage-backed securities:
            GNMA                                  30,110            -           398         29,712
            FNMA                                  41,767           71           229         41,609
            FHLMC                                118,152           43         2,820        115,375
            CMOs (FHLMC and FNMA)                 12,751            -           430         12,321
            Private issue                         24,661            -           698         23,963
                                               ---------          ---         -----        -------
                                               $ 297,386          114         6,886        290,614
                                               =========          ===         =====        =======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(4), CONTINUED

                                                                      GROSS        GROSS
                                                                     UNREAL-      UNREAL-
                                                      AMORTIZED       IZED         IZED          MARKET
                                                        COST          GAINS       LOSSES          VALUE
                                                     ---------        ------      -------        -------
    March 31, 1996:
        U.S. Government and agency
           obligations                                  94,868          -           1,994         92,874
        Mutual funds                                    71,400          -           2,274         69,166
        Mortgage-backed securities:
           GNMA                                             81          -             -               81
           FNMA                                         30,771          -             199         30,572
           FHLMC                                       152,962          -           3,116        149,846
           CMOs (FHLMC and FNMA)                        13,664          -             363         13,301
           Private issue                                27,448          -             567         26,881
                                                     ---------        ------        -----        -------
                                                     $ 391,234          -           8,513        382,721
                                                     =========        ======        =====        =======

     The amortized cost and market value of securities available for sale at March 31, 1997 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                    AMORTIZED         MARKET
                                                       COST           VALUE
                                                     --------        -------
     Due after one year through five years           $ 49,978         48,869
     Due after five years through ten years            14,969         13,950
     Due after ten years                                4,998          4,816
                                                     --------        -------
                                                       69,945         67,635

     Mortgage-backed securities                       227,441        222,979
                                                     --------        -------
                                                     $297,386        290,614
                                                     ========        =======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(4), CONTINUED

     During the years ended March 31, 1997 and 1996, and the ten-month period ended March 31, 1995, proceeds from sales of securities available for sale of $159.5 million, $25.9 million and $25.0 million, respectively, were received, resulting in gross gains of $486,000, $296,000 and $0, respectively, and gross losses of $3.4 million, $2.5 million and $547,000, respectively.

     Pledged securities, under reverse repurchase agreements and advances included above, amount to $68.0 million and had an estimated market value of $65.6 million at March 31, 1997. The securities are predominantly United States Government agency securities and are under the joint control of the Bank and the counter party to the agreements at year end.

(5)  SECURITIES HELD TO MATURITY

     Securities held to maturity at March 31, 1997 and 1996 are summarized as follows (in thousands):

                                                              GROSS       GROSS
                                                             UNREAL-     UNREAL-
                                              AMORTIZED        IZED        IZED       MARKET
                                                COST          GAINS       LOSSES      VALUE
                                              ---------      -------      -------    --------
      March 31, 1997:
          Tax-exempt obligations               $ 2,422          105           -        2,527
          U.S. Government and
             agency obligations                  8,855          174           1        9,028
                                               -------          ---         ---       ------
                                               $11,277          279           1       11,555
                                               =======          ===         ===       ======

      March 31, 1996:
          Tax-exempt obligations                 2,500           71           -        2,571
          U.S. Government and
             agency obligations                  8,855          248           -        9,103
                                               -------          ---         ---       ------
                                               $11,355          319                   11,674
                                               =======          ===         ===       ======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(5), CONTINUED

     The amortized cost and market value of securities held to maturity at March 31, 1997 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

                                                    AMORTIZED           MARKET
                                                      COST              VALUE
                                                     -------            ------
     Due with one year                               $    50                50
     Due after one year through five years             8,955             9,130
     Due after five years through ten years              982             1,029
     Due after ten years                               1,290             1,346
                                                     -------            ------
                                                     $11,277            11,555
                                                     =======            ======


(6)  LOANS RECEIVABLE, NET

     A summary of loans receivable at March 31, 1997 and 1996 is as follows (in thousands):

                                                    1997          1996
                                                   --------      -------
        Real estate loans:
             One- to four-family residential       $197,819      189,283
             Multifamily and commercial              14,330       14,253
                                                   --------      -------
                Total real estate loans             212,149      203,536
                                                   --------      -------
        Consumer loans:
             Home equity loans                       27,740       24,851
             Passbook                                   277          322
             Other                                      450          341
                                                   --------      -------
                Total consumer loans                 28,467       25,514
                                                   --------      -------
                Total loans                         240,616      229,050
        Unearned discounts and deferred fees         (1,834)      (2,043)
        Allowance for loan losses                    (3,158)      (2,979)
                                                   --------      -------
                                                   $235,624      224,028
                                                   ========      =======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(6), CONTINUED

     A summary of the activity in the allowance for loan losses for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 is as follows (in thousands):

                                                   1997         1996      1995
                                                  ------        -----     -----
        Allowance for loan losses
             at beginning of period               $2,979        2,677     2,918
        Provision for loan losses                    320          450       350
        Charge-offs, net                            (141)        (148)     (591)
                                                  ------        -----     -----
        Allowance for loan losses
             at end of period                     $3,158        2,979     2,677
                                                  ======        =====     =====


     Nonaccrual loans totaled $4.2 million, $4.8 million and $3.5 million at March 31, 1997, 1996 and 1995, respectively. In addition, at March 31, 1997, 1996 and 1995, loans receivable 120-days delinquent and accruing interest totaled $87,000, $456,000 and $194,000 respectively. The amount of interest income on nonaccrual loans, which would have been recorded had these loans continued to pay interest at the original contract rate, was approximately $517,000, $468,000 and $241,000 for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995, respectively.

     The recorded investment in loans receivable considered impaired under the provisions of SFAS 114, as adopted was approximately $2,389,000 and $1,084,000 at March 31, 1997 and 1996, respectively. Specific allowances associated with impaired loans totalled $716,000 and $399,000 at March 31, 1997 and 1996, respectively.


     At March 31, 1997 and 1996, loans to officers and directors amounted to approximately $1.4 million and $739,000, respectively. All loans were performing according to their terms.

     At March 31, 1997, 1996 and 1995, first mortgage loans serviced by the Bank for investors amounted to approximately $14.4 million, $18.1 million and $21.7 million respectively.

(7)  ACCRUED INTEREST RECEIVABLE

     A summary of accrued interest receivable at March 31, 1997 and 1996 is as follows (in thousands):

                                                      1997        1996
                                                     ------        -----
     Loans                                           $1,608        1,584
     Mortgage-backed securities                       1,207        1,065
     Investment securities                              905        1,095
                                                     ------        -----
                                                     $3,720        3,744
                                                     ======        =====

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(8)  OFFICE PROPERTIES AND EQUIPMENT, NET

     Office properties and equipment at March 31, 1997 and 1996 are summarized as follows (in thousands):

                                                        1997          1996
                                                      -------         -----
     Land                                             $ 1,693         1,693
     Building and improvements                          5,253         5,237
     Furniture, equipment and
          automobiles                                   3,251         2,876
                                                      -------         -----
                                                       10,197         9,806
     Less accumulated depreciation
          and amortization                              4,385         3,806
                                                      -------         -----
                                                      $ 5,812         6,000
                                                      =======         =====


(9)  DEPOSITS

     Deposits at March 31, 1997 and 1996 are summarized as follows (in thousands):

                                                        1997                                              1996
                                 -----------------------------------------------   ----------------------------------------------
                                   INTEREST     WEIGHTED                             INTEREST      WEIGHTED
                                     RATE        AVERAGE                               RATE        AVERAGE
                                    RANGE          RATE       AMOUNT        %          RANGE         RATE        AMOUNT      %
                                 ---------      --------     --------     ------    ----------     --------    ---------   ------
     Types of deposits:
          Passbooks                  2.92%        2.92%      $133,817      30.13       2.92%         2.90%      $134,939    30.29
          NOW accounts               2.44         2.44         31,576       7.11       2.44          2.48         30,288     6.80
          Money market deposit
             accounts                2.44         2.44         15,277       3.44       2.44          2.50         14,279     3.21
          Noninterest-bearing
             demand                   -             -          11,264       2.54         -            -            8,333     1.87
          Club accounts               -             -             642       0.14         -            -              671     0.15
                                                             --------     ------                                --------   ------
                                                              192,576      43.36                                 188,510    42.32
     Certificates of deposit      3.21-9.50       6.41%       251,563      56.64     2.92-9.50       6.03%       256,914    57.68
                                  =========       ====       --------     ------     =========       ====       --------   ------
             Total deposits                                  $444,139     100.00                                $445,424   100.00
                                                             ========     ======                                ========   ======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(9), CONTINUED

     Certificates of deposit at March 31, 1997 have scheduled maturities as follows (in thousands):

           Within one year                                    197,755
           One to three years                                  50,439
           Three to five years                                  3,369
           Thereafter                                            -
                                                             --------
                                                             $251,563
                                                             ========

     Interest expense on deposits for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 is comprised of the following (in thousands):

                                                1997         1996          1995
                                              -------        ------       ------
     Regular, club and certificates
          of deposit                          $19,671        19,611       14,633
     NOW and money market checking              1,143         1,149          995
                                              -------        ------       ------
                                              $20,814        20,760       15,628
                                              =======        ======       ======

     Time deposits of $100,000 or more totaled approximately $45.7 million and $42.9 million as of March 31, 1997 and 1996, respectively. Deposits in excess of $100,000 are not Federally insured.

(10) BORROWINGS

     Short-term borrowings are summarized as follows (in thousands):

                                                     1997          1996
                                                    -------       -------
     FHLB advances                                  $45,000        59,600
     Securities sold under agreements
          to repurchase                              30,000        90,919
                                                    -------       -------
                Total borrowings                    $75,000       150,519
                                                    =======       =======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(10), CONTINUED

     The FHLB advances are as follows at March 31, 1997 (in thousands):

                              AVAILABLE       DRAWN         RATE     MATURITY
                              ---------       ------        -----    ---------

            Term loans:        $25,000        25,000        5.565%   Nov. 2002
                                10,000        10,000        5.507    Jan. 1998
                                10,000        10,000        5.590    Jan. 1999
                               -------        ------
                     Total     $45,000        45,000
                               =======        ======

     The advances are secured by certain mortgage loans under a blanket collateral agreement. The maximum amount outstanding under such agreements during fiscal 1997 was $59.6 million and the average amount outstanding for fiscal 1997 was $52.8 million.

     The securities sold under agreements to repurchase at March 31, 1997, are as follows (in thousands):

          COUNTER PARTY                    AMOUNT        RATE         MATURITY
          -------------                    ------        ----         --------

        FHLB of New York                  $15,000        5.51%        Nov. 1998
        FHLB of New York                   15,000        5.72         Nov. 1999
                                          -------
                   Total                  $30,000

(11) INCOME TAXES

     Income tax expense for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 is comprised of the following components (in thousands):

                                               1997       1996        1995
                                              -----       ----        -----
     Current income tax expense:
          Federal                             $ 579         87        1,351
          State                                  80         15           80
                                              -----        ---        -----
                                                659        102        1,431

     Deferred income tax expense
          Federal                              (476)       257         (183)
          State                                 (29)        15          (12)
                                              -----        ---        -----
                                               (505)       272         (195)
                                              -----        ---        -----
         Total income tax expense             $ 154        374        1,236
                                              =====        ===        =====

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(11), CONTINUED

     A reconciliation between the expected amount computed using the applicable statutory Federal income tax rate and the effective income tax expense for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 are as follows (in thousands):

                                                      1997       1996      1995
                                                    -------      ----     -----
     Income (loss) before income taxes              $(3,061)     989      3,427
     Applicable statutory Federal tax rate               34%      34%        34%
     Expected Federal income tax expense             (1,041)     336      1,165
     State tax net of Federal benefit                    34       19         53
     Decrease in Federal income tax benefit
          resulting from - tax-exempt income            (21)     (31)       (51)
     Valuation allowance                                973        -        186
     Other                                              209       49       (117)
                                                    -------      ---      -----
                                                    $   154      373      1,236
                                                    =======      ===      =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax asset at March 31, 1997 and 1996 are as follows (in thousands):

                                                    FEDERAL    STATE     TOTAL
                                                    -------    -----     -----
      March 31, 1997:
           Deferred tax assets:
              Allowance for loan losses             $1,162        68     1,230
              Loan fees                                486        29       515
              Deferred directors' compensation         108         6       114
              Uncollected interest                     179        11       190
              Retirement plan                        1,268        75     1,343
              Capital loss carryforwards               919        54       973
              Unrealized loss on securities
                 available for sale                  2,273       133     2,406
              Postretirement benefits                  720        42       762
              Other                                    166        10       176
              Valuation allowance                     (919)      (54)     (973)
                                                    ------       ---     -----
                                                     6,362       374     6,736
           Deferred tax liabilities:
              Tax reserve for loan losses              766        46       812
              Depreciation                              68         4        72
              Other                                     21         1        22
                                                    ------       ---     -----
                 Net deferred tax asset             $5,507       323     5,830
                                                    ======       ===     =====

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(11), CONTINUED

                                                   Federal    State      Total
                                                   -------    -----      -----
     March 31, 1996:
          Deferred tax assets:
             Allowance for loan losses              $1,183       69      1,252
             Loan fees                                 678       40        718
             Deferred directors' compensation          120        7        127
             Uncollected interest                      333       19        352
             Unrealized loss on securities
                available for sale                   2,894      169      3,063
             Postretirement benefits                   797       46        843
             Other                                     373       22        395
             Valuation allowance                      (773)     (45)      (818)
                                                    ------      ---      -----
                                                     5,605      327      5,932
          Deferred tax liabilities:
             Tax reserve for loan losses             1,156       67      1,223
             Depreciation                              184       11        195
             Other                                       7        -          7
                                                    ------      ---      -----
                Net deferred tax asset              $4,258      249      4,507
                                                    ======      ===      =====

     The valuation allowance increased from $818,000 at March 31, 1996 to $973,000 at March 31, 1997. The valuation allowance at March 31, 1997 relates to realized capital losses on securities for which the Bank may not utilize to offset taxable income.

     Management believes that it is more likely than not that the net deferred tax asset will be realized based upon taxable income in the carryback period and the probability of future operations to generate sufficient taxable income. However, there can be no assurance about the level of future earnings.

     Under tax law that existed prior to 1996, the Bank was generally allowed a special bad debt deduction in determining income for tax purposes. The deduction was based on either a specified experience formula or a percentage of taxable income before such deduction ("reserve method"). The reserve method was used in preparing the income tax returns for 1995 and 1994. Legislation was enacted in August 1996 which repealed the reserve method for tax purposes. As a result, the Bank must instead use the direct charge-off method to compute its bad debt deduction. The legislation also requires the Bank to recapture its post-1987 net additions to its tax bad debt reserves. The Bank has previously provided for this liability in the financial statements.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(11), CONTINUED

     Pursuant to SFAS 109, the Bank is generally not required to provide deferred taxes for the difference between book and tax bad debt expense taken in years prior to, or ending at, December 31, 1987. The tax bad debt expense deducted in those years (net of charge-off and recoveries) created an approximate $11.5 million tax loan loss reserve which could be recognized as taxable income and create a tax liability of up to $4.1 million under current income tax rates, if one of the following occurs: the Bank's retained earnings represented by this reserve are used for purposes other than to absorb losses from bad debts, including excess dividends or distributions in liquidation; the Bank redeems its stock; the Bank fails to meet the definition provided by the Code for a bank; or there is a change in the Federal tax law.

(12) BENEFIT PLANS

     (A) PENSION PLAN

         The Bank has a qualified, noncontributory defined benefit pension plan covering all eligible employees. Retirement benefits are based upon a formula utilizing years of service and average monthly compensation, as defined. It is the Bank's policy to fund the maximum amount that can be deducted for Federal income tax purposes.

         The following table sets forth the plan's funded status and amounts recognized as of March 31, 1997 and 1996 (in thousands):

                                                              1997        1996
                                                             ------      -----

         Actuarial present value of benefit obligations--
           accumulated benefit obligations:
             Vested                                          $4,292      4,500
             Non-vested                                          11          8
                                                             ------      -----
                                                             $4,303      4,508
                                                             ======      =====
         Projected benefit obligation for service
              rendered to date                                5,935      5,743
         Plan assets at fair value                            6,067      5,704
                                                             ------      -----
                    (Deficit)/excess of plan assets over
                         projected benefit obligation           132        (39)
         Unrecognized net gain deferred                        (227)         -
         Unrecognized net transition liability                   23         29
                                                             ------      -----
                    (Accrued) prepaid pension cost           $  (72)       (10)
                                                             ======      =====

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(12), CONTINUED

         The components of net pension expense for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 are as follows (in thousands):

                                                  1996        1995        1994
                                                 -----        ----        ----

         Service cost - benefits earned
              during the period                  $ 265          219        221
         Interest cost on projected benefit
              obligation                           402          361        343
         Actual return on plan assets             (177)        (365)      (332)
         Net amortization and deferral            (228)          (6)        17
                                                 -----         ----       ----
         Net pension expense                     $ 262          209        249
                                                 =====         ====       ====

         Assumptions used to develop the net periodic pension cost for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 are as follows:

                                                 1997         1996        1995
                                                 ----         ----        ----
         Discount rate                             7%          7%           7%
         Expected long-term rate of return
              on assets                            7           7            7
         Rate of increase in compensation
              levels                               5           5            5
                                                   =           =            =

         The Bank maintains nonqualified supplemental executive retirement income-deferred compensation agreements (Executive Agreements) for certain executives of the Bank and their beneficiaries. At March 31, 1997, there were two executive employees participating in the Executive Agreements. The Executive Agreements are considered unfunded plans for tax and ERISA purposes. All obligations arising under the Executive Agreements are payable from the general assets of the Bank.

         In March 1997, Patrick F.X. Nilan, the President of the Bank, announced his retirement effective July 1, 1997. Upon evaluation of the SERP agreement with Mr. Nilan and one other retired executive, the Bank and the two participating individuals agreed to terminate the SERP agreement and pay the benefits due under the SERP in a lump-sum payment as of March 31, 1997. Based upon the announced retirement of Mr. Nilan and the agreement between the parties to terminate the SERP, the Bank recorded an additional $1.8 million in employee benefit expense during March of 1997.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(12), CONTINUED

     (B)  EMPLOYEE STOCK OWNERSHIP PLAN

          The Bank has an ESOP for the benefit of employees who meet the eligibility requirements which include having completed five years of service with the Bank. The ESOP Trust purchased 108,641 shares of common stock in the Bank's initial public offering with proceeds from a loan from an unaffiliated lender. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the unaffiliated lender.

          The note payable referred to above bears interest at the lender's prime rate which was 8.50% at March 31, 1997, with interest and principal payable quarterly in installments over five years. The loan is secured by the shares of the stock purchased.

          As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of debt service paid in the year although rights to the shares do not vest until the fifth year. Shares pledged as collateral are reported as deferred ESOP shares in the consolidated statements of financial position. As shares are released from collateral, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations.

          Accordingly, during the year ended March 31, 1997, the unearned ESOP shares were amortized by $217,000. At March 31, 1997, 65,185 shares were unallocated and had a fair value of $1.6 million.

     (C)  MANAGEMENT RECOGNITION PLAN

          During July 1995, subsequent to stockholders' approval, the Bank transferred 44,821 shares of authorized but unissued common stock to the management recognition plan. The Bank has approval for a total of 54,321 shares that may be transferred before further stockholders' approval is required.

     (D)  STOCK OPTION PLANS

          At the 1995 annual meeting of the Bank's stockholders a stock option plan was approved, authorizing 135,802 shares available to be granted to certain directors, officers and employees of the Bank. Options granted under the plan amount to 112,716 shares and are exercisable at $13.00 per share. The options vest over a five-year term, and expire after ten years from the date of grant. Options exercised during the years ended March 31, 1997 and 1996 were 3,168 and none, respectively.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(12), CONTINUED

      In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). This Statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS 123 encourages all entities to adopt the "fair value based method" of accounting for employee stock compensation plans. However, SFAS 123 also allows an entity to continue to measure compensation cost under such plans using the "intrinsic value based method" as described in APB No. 25. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, usually the vesting period. Fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock and the expected dividends on it, and the risk-free interest rate over the expected life of the option.

      The Bank continues to recognize compensation expense using the method prescribed in APB No. 25. Had compensation cost been determined consistent with SFAS 123 for options granted during fiscal 1996, the Bank's fiscal 1997 and 1996 compensation cost would have increased by $40,000 and $26,000, respectively. As a result net income (loss) and net income per share for fiscal 1997 and 1996 would have been changed to ($3.3) million or ($1.09) per share and $589,000 or $.20 per share, respectively. The stock option plan's fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants issued during 1996: dividend yield of 3.85%, expected volatility 23.79%; risk-free interest rate of 6.18%, and expected lives of 5 years. There were no option plans prior to 1996.

(13)  POSTRETIREMENT BENEFITS

      Net postretirement benefit costs for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995 are as follows (in thousands):

                                                 1997         1996       1995
                                                 ----         ----       ----
          Service cost                           $ 82           65         48
          Interest cost on accumulated post-
               retirement benefit obligation      122          114        120
          Amortization of unrecognized
               net gain                           (77)         (14)         -
                                                 ----         ----        ---
                                                 $127          165        168
                                                 ====          ===        ===

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(13), CONTINUED

      For measurement purposes, the cost of medical benefits was projected to increase at a rate of 13% in 1994, thereafter decreasing 1% per year until a stable 5% medical inflation rate is reached. The present value of the accumulated benefit obligation assumed a 7% discount rate compounded annually. The plan is unfunded as of March 31, 1997, as the Bank funds the plan on a cash basis.

(14)  COMMITMENTS AND CONTINGENCIES

      The Bank is a party to commitments to extend credit in the normal course of business to meet the financial needs of its customers. Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Commitments to fund mortgage loans generally have fixed expiration dates or other termination clauses, whereas home equity lines of credit have no expiration date. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. Collateral is not required by the Bank for loan commitments. The Bank's loans are located primarily in the State of New Jersey.

      At March 31, 1997 and 1996, the Bank had loan commitments of $3.6 million and $11.5 million respectively, consisting primarily of fixed rate loans which are not included in the accompanying consolidated financial statements. The commitments at March 31, 1997 have commitment periods that range from 90 to 120 days and interest rates that range from 6.625% to 10.0%. There is no exposure to credit loss in the event the other party to commitments to extend credit does not exercise its right to borrow under the commitment.

      In the normal course of business, the Bank may be a party to various outstanding legal proceedings and claims. In the opinion of management, the financial position of the Bank will not be materially affected by the outcome of such legal proceedings and claims.

(15)  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other assumptions, many of which involve circumstances outside the control of management. Because of the uncertainties surrounding these factors and assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Changes in assumptions or methodologies could significantly affect the estimates of fair value.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(15), CONTINUED

      Fair value estimates presented are based on financial instruments both on- and off-balance-sheet, and no attempt has been made to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in any of the estimates. The fair value information supplements the basic consolidated financial statements and other traditional financial data presented throughout the consolidated financial statements, and the aggregate fair value of financial instruments presented does not represent the underlying value of the Bank taken as a whole and should not be compared with the fair value of other financial institutions, which may differ depending on the assumptions used and the valuation techniques employed.

      The following methods and assumptions were used to estimate the fair value of significant financial instruments at March 31, 1997 and 1996:

         FINANCIAL ASSETS

         The carrying amount of cash and cash equivalents is considered to approximate fair value. The fair values of securities available for sale and investment securities are based on quoted market prices. The fair value of loans represents the present value of the estimated future cash flows discounted at estimates of market interest rates adjusted for criteria discussed above. Fair value of significant nonperforming loans is generally based on appraisals of collateral securing such loans. If such appraisals are not available, estimated cash flows are discounted employing a rate that incorporates the risk associated with such cash flows. The fair value of the FHLB and FHLMC stock is the same as its carrying value.

         FINANCIAL LIABILITIES

         The carrying amounts of deposit liabilities payable on demand are considered to approximate fair value. The fair value of fixed maturity deposits was estimated by discounting estimated future cash flows using rates currently offered for deposit products with similar maturities. Long-term borrowing fair values are discounted using rates available on borrowings with similar terms and maturities.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(15), CONTINUED

         OFF-BALANCE-SHEET FINANCIAL INSTRUMENTS

         The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar arrangements. The fair value of letters of credit is based on the estimated costs to terminate them or otherwise settle the obligations with the counterparts.

         The carrying amounts and related fair values at March 31, 1997 and 1996 are as follows (in thousands):

                                                                   1997
                                                         -----------------------
                                                         CARRYING         FAIR
                                                          AMOUNT          VALUE
                                                         --------        -------
         Financial assets:
              Cash and cash equivalents                  $ 15,472         15,472
              Securities available for sale               290,614        290,614
              Securities held to maturity                  11,277         11,555
              Net loans                                   235,624        241,587
              FHLB stock                                    7,460          7,460
         Financial liabilities:
              Deposits                                    444,139        447,970
              Borrowings                                   75,598         73,238
                                                         ========        =======


                                                                   1996
                                                         -----------------------
                                                         CARRYING         FAIR
                                                          AMOUNT          VALUE
                                                         --------        -------
         Financial assets:
              Cash and cash equivalents                  $ 11,791         11,791
              Securities available for sale               382,721        382,721
              Securities held to maturity                  11,355         11,674
              Net loans                                   224,028        228,469
              FHLB stock                                    7,526          7,526
         Financial liabilities:
              Deposits                                    445,424        451,167
              Borrowings                                  150,519        150,519
                                                         ========        =======

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(16) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table summarizes certain fiscal 1997 and 1996 quarterly financial data:

                                                        QUARTER ENDED
                                          ------------------------------------------
                                          MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,
                                            1997       1996        1996      1996
                                          --------   --------   --------    --------
                                                       (In Thousands)
     Interest income                      $  9,917     9,647      10,712    10,850
     Interest expense                        6,170     6,672       7,491     7,136
     Net interest income                     3,747     2,975       3,221     3,714
     Provision for loan losses                 230        30          30        30
     Noninterest income(loss)                  142       690      (2,958)      330
     Operating expenses                      4,047     2,572       5,428     2,553
     Income (loss) before tax expense         (388)    1,063      (5,195)    1,459
     Net (loss) income for the quarter        (244)      667      (4,557)      919
     Earnings (loss) per share               (0.08)     0.22       (1.52)     0.31


                                                         QUARTER ENDED
                                          ------------------------------------------
                                          MAR. 31,   DEC. 31,   SEPT. 30,   JUNE 30,

                                            1996       1995       1995       1995

                                          --------   --------   ---------   --------
                                                        (In Thousands)
     Interest income                      $10,912       8,872      8,861      8,664
     Interest expense                       1,483       5,662      5,446      5,251
     Net interest income                    3,429       3,210      3,415      3,413
     Provision for loan losses                150           -        150        150
     Noninterest income (loss)                658      (2,314)       192        251
     Operating expenses                     2,625       2,545      2,750      2,895
     Income (loss) before tax expense       1,312      (1,649)       707        619
     Net income (loss) for the quarter        826      (1,039)       445        383
     Earnings (loss) per share               0.28       (0.35)      0.15       0.13


(17) INSURANCE FUNDS LEGISLATION

     On September 30, 1996, legislation was enacted which, among other things, imposed a special one-time assessment on SAIF-insured deposits to recapitalize Savings Associations Insurance Fund (SAIF) and spread the obligations for payment of Financing Corporation (FICO) bonds across all SAIF and Bank Insurance Fund (BIF) members. The Federal Deposit Insurance Corporation (FDIC) special assessment being levied amounts to 65.7 basis points on SAIF assessable deposits held as of March 31, 1995. The Bank recorded a $2.9 million charge (before tax-effect) as a result of the FDIC special assessment. This legislation will eliminate the substantial disparity between the amount that BIF and SAIF member institutions had been paying for deposit insurance premiums.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(17), CONTINUED

     Beginning on January 1, 1997, BIF members will pay a portion of the FICO payment equal to 1.29 basis points per $100 in BIF-insured deposits compared to 6.44 basis points per $100 in SAIF-insured deposits, and will pay a pro rata share (approximately 2.4 basis points per $100 in deposits) of the FICO payment on the earlier of January 1, 2000, or the date upon which the last savings association ceases to exist. The legislation also requires BIF and SAIF to be merged by January 1, 1999, provided that subsequent legislation is adopted to eliminate the savings association charter and no savings associations remain as of that time.

(18) RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. These standards are based on consistent application of a financial-component approach and focuses on control. Under this approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS is effective for transfers occurring after December 31, 1996 and has been applied prospectively.

     In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125", an amendment of SFAS
     125. SFAS 127 defers for one year the effective date of portions of SFAS 125 that address secured borrowings and collateral for all transactions. Additionally, SFAS 127 defers for one year the effective date of transfers of financial assets that are part of repurchase agreements, securities lending and similar transactions. The adoption of SFAS 125 and SFAS 127 is not expected to have a material effect on the Bank's consolidated financial statements.

     Statement of Financial Accounting Standards No. 128, "Earnings per share" (SFAS 128) establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. SFAS 128 replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. SFAS 128 requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the dilute EPS computation. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods, earlier application is not permitted. SFAS 128 also requires restatement of all prior period EPS data presented. SFAS 128 is not expected to have a material effect on the Bank's consolidated financial statements.

                        FIRST SAVINGS BANK OF NEW JERSEY
                                AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued

(19) RELATED-PARTY TRANSACTIONS

     The Bank has paid amounts of $31,000, $16,000 and $23,000 for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995, respectively, to a director of the Bank for legal services in connection with the acquisition of real estate on foreclosed loans. The Bank has also paid amounts of $20,000, $20,000 and $16,000 for the years ended March 31, 1997 and 1996 and the ten-month period ended March 31, 1995, respectively, to a director for inspection fees of properties maintained by the Bank in the real estate portfolio.

================================================================================

      No dealer, salesman or any other person has been authorized to give any information or to make any representation other than as contained in this Prospectus in connection with the offering made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by Bayonne Bancshares, Inc., the Bank or Sandler O'Neill & Partners, L.P. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Bayonne Bancshares, Inc. or the Bank since any of the dates as of which information is furnished herein or since the date hereof.
                         ______________________________

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Summary....................................................................
Selected Financial and Other Data..........................................
Risk Factors  .............................................................
Bayonne Bancshares, Inc....................................................
Bayonne Bankshares, M.H.C..................................................
First Savings Bank of New Jersey, SLA......................................
Regulatory Capital Compliance..............................................
Use of Proceeds............................................................
Dividend Policy............................................................
Market for the Common Stock................................................
Capitalization.............................................................
Pro Forma Data.............................................................
First Savings Bank of New Jersey, SLA
    and Subsidiaries Consolidated Statements
    of Operations..........................................................
Management's Discussion and Analysis of Financial
    Condition and Results of Operations
Business of the Bank.......................................................
Federal and State Taxation.................................................
Regulation.................................................................
Management of the Company..................................................
Management of the Bank.....................................................
Beneficial Ownership of Capital Stock......................................
The Conversion and Reorganization..........................................
Comparison of Stockholders' Rights.........................................
Restrictions on Acquisition of the Company
    and the Bank...........................................................
Description of Capital Stock of the Company
Description of Capital Stock of the Bank
Transfer Agent and Registrar...............................................
Experts....................................................................
Legal and Tax Opinions.....................................................
Additional Information.....................................................
Index of Consolidated Financial Statements.................................

                      ------------------------------

    UNTIL _________, 1997 OR 25 DAYS AFTER COMMENCEMENT OF THE SYNDICATED COMMUNITY OFFERING, IF ANY, WHICHEVER IS LATER, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================


================================================================================


                             7,820,000 Shares


                         BAYONNE BANCSHARES, INC.


                      (Proposed Holding Company for
                  First Savings Bank of New Jersey, SLA)





                               COMMON STOCK



                                __________

                                PROSPECTUS
                                __________



                              ________, 1997





                     Sandler O'Neill & Partners, L.P.


================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.(1)

OTS filing fee....................................................    $    8,400

SEC filing fee(1).................................................        31,011

NASD filing fee(1)................................................         9,354
Exchange listing fee(1)...........................................        39,634
Printing, postage and mailing.....................................        44,000
Legal fees and expenses ..........................................       500,000
Accounting fees and expenses......................................       142,000
Appraiser's fees and expenses (including
  business plan)..................................................        45,000

Marketing fees and selling commissions (1)........................       769,000

Underwriter's expenses (including underwriters
   counsel fees)(1)...............................................        50,000
Proxy solicitation and record management
  fees and  expenses..............................................        22,500
Transfer agent fees and expenses..................................        10,000
Certificate printing..............................................         2,000
Telephone, temporary help and other
  equipment.......................................................        25,000
Blue Sky fees and expenses........................................        10,000
Miscellaneous.....................................................         6,101

                                                                      ----------
TOTAL      .......................................................    $1,714,000
                                                                      ==========


--------------------


(1) Actual expenses based upon the registration of 8,993,000 shares at $10.00 per share. All other expenses are estimated.


Item 14.  Indemnification of Directors and Officers.

In accordance with the General Corporation Law of the State of Delaware (being Chapter 1 of Title 8 of the Delaware Code), Articles 10 and 11 of the Registrant's Certificate of Incorporation provide as follows:

TENTH:

A. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director or an Officer of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, Officer, employee or agent, or in any other capacity while serving as a Director, Officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section C hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

B. The right to indemnification conferred in Section A of this Article TENTH shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or Officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, services to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article TENTH shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, Officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

C. If a claim under Section A or B of this Article TENTH is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expenses of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Article TENTH, or otherwise shall be on the Corporation.

D. The rights to indemnification and to the advancement of expenses conferred in this Article TENTH shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

E. The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer, employee or agent of the Corporation or subsidiary or Affiliate or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

F. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article TENTH with respect to the indemnification and advancement of expenses of Directors and Officers of the Corporation.

ELEVENTH:

A Director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Item 15.  Recent Sales of Unregistered Securities

Not applicable.

Item 16.  Exhibits and Financial Statement Schedules

The exhibits and financial statement schedules filed as a part of this Registration Statement are as follows:

(a) List of Exhibits (Filed herewith unless otherwise noted)

1.1 Engagement Letter between First Savings Bank of New Jersey, SLA and Sandler O'Neill & Partners, L.P.*

1.2    Draft Form of Agency Agreement*

2.1    Amended Plan of Conversion and Agreement and Plan of Reorganization*
3.1    Certificate of Incorporation of Bayonne Bancshares, Inc.*
3.2    Bylaws of Bayonne Bancshares, Inc.*
3.3 Certificate of Incorporation and Bylaws of First Savings Bank of New Jersey, SLA*
4.0    Draft Stock Certificate of Bayonne Bancshares, Inc.*


5.0    Opinion of Muldoon, Murphy & Faucette re: legality*
5.1    Opinion of Morris, Nichols, Arsht & Tunnell re: legality*
8.1    Opinion of KPMG Peat Marwick LLP re: Federal and State Tax Matters*
8.2    Opinion of Muldoon, Murphy & Faucette re: Federal and State Tax Matters


10.1 Form of First Savings Bank of New Jersey, SLA and Bayonne Bankshares, M.H.C. 1995 Stock Option Plan*
10.2 Form of First Savings Bank of New Jersey, SLA and Bayonne Bankshares, M.H.C. 1995 Recognition and Retention Plan*
10.3 Form of First Savings Bank of New Jersey, SLA 1995 Employee Stock Ownership Plan and Trust*


10.4   Draft ESOP Loan Commitment Letter and ESOP Loan Documents*


10.5 Form of Supplemental Executive Retirement Income-Deferred Compensation Agreement between First Savings Bank of New Jersey, SLA and certain executive officers*
10.6 Form of Employment Agreement between First Savings Bank of New Jersey, SLA and certain executive officers*
10.7 Form of Employment Agreement between Bayonne Bancshares, Inc. and certain executive officers*
10.8 Form of Change in Control Agreement between First Savings Bank of New Jersey, SLA and certain executive officers*
10.9 Form of Change in Control Agreement between Bayonne Bancshares, Inc. and certain executive officers*
10.10 Form of First Savings Bank of New Jersey, SLA Employee Severance Compensation Plan*
23.1   Consent of KPMG Peat Marwick LLP
23.2   Consent of Muldoon, Murphy & Faucette*
23.3   Consent of Morris, Nichols, Arsht & Tunnell*
23.4   Consent and Subscription Rights Opinion of FinPro, Inc.*
24.1   Powers of Attorney*


27.0   Financial Data Schedule*





99.1 Proxy Materials and Form of Revocable Proxy for First Savings Bank of New Jersey, SLA Stockholders*

99.2   Conversion Valuation Appraisal of FinPro, Inc. (P)*


----------
*Previously filed
(P) Filed pursuant to Rule 202 of Regulation S-T.

(b)  Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

     The undersigned Registrant hereby undertakes to furnish stock certificates to or in accordance with the instructions of the respective purchasers of the Common Stock, so as to make delivery to each purchaser promptly following the closing under the Plan of Conversion.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

CONFORMED
                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bayonne, State of New Jersey, on June __, 1997.



BAYONNE BANCSHARES, INC.

By: /S/ Michael Nilan
    ______________________________
    Michael Nilan
    President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Name                                                      Date
       ----                                                      ----


*
--------------------------------------------
Patrick F.X. Nilan
Chairman of the Board




/s/ Michael Nilan
--------------------------------------------              June __, 1997
Michael Nilan
President and Chief Executive Officer




*
--------------------------------------------
Eugene V. Malinowski
Vice President and Chief Financial Officer
(principal accounting and financial officer)


*
--------------------------------------------
Patrick D. Conaghan
Director


*
--------------------------------------------
Sam P. Lamparello
Director


*
--------------------------------------------
James F. Sisk
Director


*
--------------------------------------------
Frederick G. Whelply
Director


*
--------------------------------------------
Joseph L. Wisniewski
Director

----------
* Pursuant to the Power of Attorney filed on March 13, 1997 as Exhibit 24.1 to the Form S-1 Registration Statement of Bayonne Bancshares, Inc.

                                 EXHIBIT INDEX

List of Exhibits (Filed herewith unless otherwise noted)

1.1 Engagement Letter between First Savings Bank of New Jersey, SLA and Sandler O'Neill & Partners, L.P.*


1.2    Draft Form of Agency Agreement*


2.1    Amended Plan of Conversion and Agreement and Plan of Reorganization*

3.1    Certificate of Incorporation of Bayonne Bancshares, Inc.*

3.2    Bylaws of Bayonne Bancshares, Inc.*

3.3 Certificate of Incorporation and Bylaws of First Savings Bank of New Jersey, SLA*

4.0    Draft Stock Certificate of Bayonne Bancshares, Inc.*



5.0    Opinion of Muldoon, Murphy & Faucette re: legality*

5.1    Opinion of Morris, Nichols, Arsht & Tunnell re: legality*

8.1    Opinion of KPMG Peat Marwick LLP re: Federal and State Tax Matters*

8.2    Opinion of Muldoon, Murphy & Faucette re: Federal and State Tax Matters



10.1 Form of First Savings Bank of New Jersey, SLA and Bayonne Bankshares, M.H.C. 1995 Stock Option Plan*

10.2 Form of First Savings Bank of New Jersey, SLA and Bayonne Bankshares, M.H.C. 1995 Recognition and Retention Plan*

10.3 Form of First Savings Bank of New Jersey, SLA 1995 Employee Stock Ownership Plan and Trust*



10.4   Draft ESOP Loan Commitment Letter and ESOP Loan Documents*



10.5 Form of Supplemental Executive Retirement Income-Deferred Compensation Agreement between First Savings Bank of New Jersey, SLA and certain executive officers*

10.6 Form of Employment Agreement between First Savings Bank of New Jersey, SLA and certain executive officers*

10.7 Form of Employment Agreement between Bayonne Bancshares, Inc. and certain executive officers*

10.8 Form of Change in Control Agreement between First Savings Bank of New Jersey, SLA and certain executive officers*

10.9 Form of Change in Control Agreement between Bayonne Bancshares, Inc. and certain executive officers*

10.10 Form of First Savings Bank of New Jersey, SLA Employee Severance Compensation Plan*

23.1   Consent of KPMG Peat Marwick LLP

23.2   Consent of Muldoon, Murphy & Faucette*

23.3   Consent of Morris, Nichols, Arsht & Tunnell*

23.4   Consent and Subscription Rights Opinion of FinPro, Inc.*

24.1   Powers of Attorney*



27.0   Financial Data Schedule*






99.1 Proxy Materials and Form of Revocable Proxy for First Savings Bank of New Jersey, SLA Stockholders*


99.2   Conversion Valuation Appraisal of FinPro, Inc. (P)*






----------
*Previously filed
(P) Filed pursuant to Rule 202 of Regulation S-T.